U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Stre
Washington,
USA




RECEIVED
APR 15 2005
WASH., D.C.
SECTION

Stockholm, april 7th 2005

RE: FöreningsSparbanken AB (Swedbank), Rule 12g3-2(b) Exemption, File No. 82-4092

SUPPL

Ladies and Gentlemen:

Please find enclosed information furnished by FöreningsSparbanken AB (publ) (Swedbank) (File No. 82-4092) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Yours faithfully,
FöreningsSparbanken AB (publ)

Tobias Norrby

Investor Relations
FöreningsSparbanken AB (publ)

dlw 4/20


FÖRENINGSSPARBANKEN

FöreningsSparbanken (Swedbank) Preliminary year-end report for 2004

February 11, 2005

Continued strong profit trend

2004 in summary:

- Operating profit rose by 25 percent to SEK 11,912 M (9,564)
- Profit for the year rose by 35 percent to SEK 8,592 M (6,343)
- The return on equity rose to 20.5 percent (15.9)
- Earnings per share rose by 37 percent to SEK 16.42 (12.02)
- Total income rose by 8 percent to SEK 26,474 M (24,453)
- The sale of FI-Holding generated a capital gain of SEK 1,290 M
- The decrease in expenses excluding profit-based staff costs and costs for personnel changes was 2 percent.
- Loan losses decreased by 50 percent to SEK 495 M (987)
- Robur's market share for new fund contributions rose to 24 percent (20)
- Spintab consolidated its position as Sweden's leading mortgage lender, with a market share of 31 percent (31)
- The proposed dividend is raised 13 percent to SEK 6.50 (5.75)

Consolidated profit for the full-year 2004

Comparative figures refer to the full-year 2003 unless otherwise indicated.

Operating profit rose by 25 percent to SEK 11,912 M (9,564). Excluding capital gains of SEK 1,290 M on the sale of FI-Holding and SEK 489 M on the sale of shares in Erste Bank in 2003, the increase in operating profit was 17 percent. Income rose by 8 percent to SEK 26,474 M (24,453) and expenses rose by 4 percent to SEK 14,368 M (13,841). Excluding profit-based staff costs and costs for personnel changes, expenses decreased by 2 percent. Loan losses decreased by 50 percent to SEK 495 M (987). The return on equity rose to 20.5 percent (15.9), while earnings per share increased to SEK 16.42 (12.02).

In September the sale of FI-Holding to Kaupthing Bank was finalized. FI-Holding is included in the profit and loss account for the first eight months of the year with operating profit of SEK 632 M (SEK 849 M for full-year 2003). The capital gain on the sale amounted to SEK 1,290 M and is reported under other income.

Income rose 8 percent

Income rose by 8 percent to SEK 26,474 M (24,453). Excluding capital gains of SEK 1,290 M on the sale of FI-Holding and SEK 489 M on the sale of shares in Erste Bank, income rose by SEK 1,220 M or 5 percent. Net interest income rose by SEK 72 M and net commission income rose by 16 percent or SEK 919 M.

Net interest income

Net interest income rose to SEK 16,273 M (16,201). In the Swedish Retail operations, net interest income rose by SEK 150 M to SEK 12,438 M (12,288). Net interest income was positively affected by further increases in lending and deposit volumes. Low interest rates, on the other hand, continued to have a negative effect on net interest income, mainly in the form of lower deposit margins. Swedbank Markets' net interest income decreased by SEK 36 M. In International Banking, net interest income fell by SEK 201 M, but rose by SEK 284 M excluding FI-Holding. The volume increase in Hansabank improved net interest income, although lower deposit and lending margins reduced the increase. In Treasury and central units, net interest income rose by SEK 174 M.

Net commission income rose 16 percent

Net commission income rose by 16 percent or SEK 919 M to SEK 6,658 M (5,739). Greater use of debit and credit cards and an increase in clearance volumes raised payment commissions by 19 percent or SEK 360 M to SEK 2,297 M (1,937). Asset management commissions rose by 20 percent or SEK 457 M to SEK 2,713 M (2,256). The increase was due to strong gains in fund contributions and an appreciation in fund assets from rising stock prices. Higher stock market activity led to a 34 percent jump in brokerage commissions to SEK 407 M (303).

Net profit on financial operations

Net profit on financial operations rose by 31 percent to SEK 1,047 M (801). Profit from equity trading rose by SEK 212 M, while profit from trading in interest-bearing securities and other financial instruments rose by SEK 92 M. Income from foreign exchange operations decreased by SEK 58 M.

Other income

Other income rose by 50 percent to SEK 2,406 M (1,607). Income in 2004 was affected by a capital gain of SEK 1,290 M on the sale of FI-Holding. The previous year included a capital gain of SEK 489 M on the sale of shares in Erste Bank.

Expenses

Excluding profit-based staff costs of SEK 1,022 M (407) and costs for personnel changes of SEK 274 M (66), expenses decreased by 2 percent. However, the Group's total expenses rose by 4 percent or SEK 527 M to SEK 14,368 M (13,841).

Staff costs

Staff costs rose to SEK 7,694 M (6,978). In the Swedish operations, staff costs amounted to SEK 6,673 M (6,018). Excluding profit-based staff costs of SEK 823 M (298) and costs for personnel changes of SEK 274 M (66), staff costs decreased by 1 percent or SEK 78 M. Included among profit-based costs is the allocation to the employee profit-sharing fund, Kopparmyntet, of SEK 567 M (148). In International Banking, staff costs amounted to SEK 1,021 M (960). In Hansabank, staff costs rose by SEK 113 M. Of the increase, SEK 90 M was profit-based staff costs. The sale of FI-Holding reduced staff costs by SEK 54 M compared with 2003.

Change in the number of Group employees expressed in terms of full-time positions

	Dec. 31 2004	Dec. 31 2003
Total number of employees	15,156	15,366
Of which Swedish operations	*9,081*	*9,435*
Of which International banking operations	*6,075*	*5,931*

The sale of FI-Holding reduced the number of employees by 153.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – decreased to SEK 6,674 M (6,863). Depreciation of tangible fixed assets decreased by SEK 114 M to SEK 550 M (664) and amortization of goodwill amounted to SEK 587 M (614).

Lower IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses decreased by 8 percent to SEK 2,140 M (2,315). The corresponding expense in the Swedish operations was SEK 1,878 M (2,021).

Loan losses declined

The loan loss level fell to 0.07 percent (0.14). Loan losses declined by 50 percent to SEK 495 M (987, excluding FI-Holding 903). Hansabank's loan losses amounted to SEK 206 M (256), with a loan loss level of 0.50 percent (0.81). The Group's doubtful claims, gross, amounted to SEK 2,579 M (3,862, excluding FI-Holding 3,375). Loan loss reserves amounted to SEK 3,862 M (5,053, excluding FI-Holding 3,945). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies improved

The share of profits of associated companies amounted to SEK 301 M (-116). During the year BGC Holding was added as an associated company, which affected profit positively by SEK 32 M. The previous year's result was affected negatively by the shareholding in SpareBank 1 Gruppen, which was written off by SEK 311 M. Due to reduced ownership interests, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004, nor Aktia as of December 2004.

Tax expense 22 percent

Profit before tax amounted to SEK 11,912 M (9,545) and the tax expense was SEK 2,564 M (2,567), or an effective tax rate of 22 percent (27). The low tax rate in 2004 is mainly because the capital gain on the sale of FI-Holding is tax exempt.

Group profit trend in the fourth quarter

Comparative figures refer to the fourth quarter of 2003 unless otherwise indicated.

Operating profit rose by 12 percent or SEK 292 M to SEK 2,759 M (2,467). Excluding FI-Holding, which was divested during the third quarter, operating profit rose by 24 percent or SEK 536 M to SEK 2,759 M (2,223).

Income

Income rose by 2 percent or SEK 147 M to SEK 6,330 M (6,183).

Net interest income fell by SEK 173 M to SEK 3,923 M (4,096). Excluding FI-Holding, whose net interest income was SEK 333 M in the fourth quarter of 2003, net interest income rose by SEK 160 M. Compared with the previous quarter, net interest income decreased by SEK 178 M, but excluding FI-Holding it remained unchanged.

Net commission income rose by 8 percent or SEK 123 M to SEK 1,685 M (1,562). Income from payment, lending and asset management operations continued to develop positively. Compared with the previous quarter, net commission income rose by SEK 25 M or 2 percent.

Net profit on financial operations rose by 64 percent or SEK 164 M to SEK 421 M (257). Compared with the previous quarter, net profit on financial operations rose by SEK 297 M.

Other income amounted to SEK 301 M (268).

Expenses

Expenses decreased by 5 percent or SEK 176 M to SEK 3,492 M (3,668). Profit-based staff costs, including an allocation to the Kopparmyntet profit-sharing fund of SEK 132 M, amounted to SEK 222 M. Expenses in FI-Holding in the fourth quarter of 2003 amounted to SEK 114 M.

Loan losses

Loan losses decreased by 36 percent or SEK 56 M to SEK 99 M (155). Compared with the previous quarter loan losses decreased by SEK 14 M. The change was not affected by the sale of FI-Holding.

Share of profits of associated companies

The share of profits of associated companies decreased by SEK 55 M to SEK 20 M (75). Income in the previous quarter was higher due to FI-Holding's associated companies.

A quarterly profit trend for the Group can be found on page 14.

Interest rate risk

An increase in all market interest rates of one percentage point as of December 31, 2004 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,531 M (1,770). The decrease in the value of positions in SEK would have been SEK 1,595 M (1,445), while positions in foreign currency would have increased by SEK 64 M (-325). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 220 M (276) as of December 31, 2004.

Capital adequacy

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.6 percent (10.8) on December 31, of which the primary capital ratio was 8.2 percent (7.2).

During the year primary capital was affected positively by the issue of primary capital certificates by SEK 2.7 bn. The disposal of FI-Holding and reduced ownership in SpareBank 1 Gruppen and Aktia decreased the primary capital with 1.0 bn including the capital gain through the sale of FI-Holding. Likewise primary capital was affected negatively due to the effects of the application of recommendation RR 29, employee

benefits, by SEK 1.6 bn and by share repurchases by SEK 2.2 bn. Primary capital as of December 31 includes the year's profit after deducting the estimated dividend. Supplementary capital was reduced by SEK 4.8 billion primarily through the sale of FI-Holding.

The risk-weighted amount for credit risks decreased to SEK 503 billion (562). The risk-weighted amount for market risks decreased by SEK 4 billion. The changes are primarily attributable to the divestiture of FI-Holding and that SpareBank 1 Gruppen and Aktia no longer is included in the financial companies group.

All in all the primary capital ratio was positively affected by the disposal of FI-Holding, while the reduced ownership of SpareBank1 Gruppen and Aktia had a marginal effect.

As of December 31, 2004 the bank's capital adequacy requirements for general interest rate risk, share price risk and currency risk are calculated according to the VaR model.

Specification of capital adequacy

SEK M	Dec. 31 2004	Dec. 31 2003
Primary capital	42 995	42,158
Supplementary capital	20,034	24,848
Less shares, etc.	-3,109	-4,282
Expanded portion of capital base	820	971
Capital base	**60,740**	**63,695**
Risk-weighted amount for credit risks	503,172	561,860
Risk-weighted amount for market risks	21,378	25,660
Total risk-weighted amount	**524,550**	**587,520**
Capital adequacy ratio, %	11.6	10.8
Primary capital ratio, %	8.2	7.2

As of December 31, 2004 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, BoStocken AB and First Securities A/S in Norway. The Group's insurance companies are not included according to the capital adequacy rules for financial companies groups.

Business volumes

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 596 billion (557) as of December 31, 2004, an increase of 7 percent or SEK 39 billion since the beginning of the year. Customers' deposits, excluding repurchase agreements (repos), rose by 1 percent or SEK 2 billion to SEK 277 billion (275). Deposits in SEK amounted to SEK 215 billion (222) and deposits in foreign currency to SEK 62 billion (53). Robur's share of net contributions in the Swedish mutual fund market was 24 percent (20). For new household deposits, the market share was 17 percent (20). The market share for issue volumes of equity linked bonds rose to 27 percent (25).

Savings and investments

SEK billion	**Dec. 31 2004**	**Dec. 31 2003**	**Change %**
Deposits from the public			
Households	136.4	135.4	1
Households, foreign currency	20.3	16.7	22
Of which Hansabank	*20.2*	*16.7*	*21*
Other	78.7	87.0	-10
Other, foreign currency	41.7	35.8	17
Of which Hansabank	*24.6*	*20.4*	*21*
Subtotal	**277.1**	**274.9**	**1**
Discretionary asset management *	21.3	22.6	-6
Fund management	285.9	248.6	15
Of which unit-linked insurance in own companies	*41.3*	*37.0*	*12*
Retail bonds, interest-bearing	1.6	2.9	-45
Retail bonds, equity linked	9.9	7.6	30
Total	**595.8**	**556.6**	**7**

* excluding investments in Robur's funds

Lending

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 894 billion (906). Credit exposure in the Swedish market has risen by SEK 31 billion since December 31, 2003 and decreased in other markets by SEK 43 billion, mainly due to the divestiture of FI-Holding.

Lending

SEK billion	**Dec. 31 2004**	**Dec. 31 2003**	**Change %**
Private individuals	367.7	337.5	9
Of which Spintab	*300.7*	*273.6*	10
Real estate management	142.1	136.7	4
Retail, hotels, restaurants	24.2	23.1	5
Construction	9.3	10.1	-8
Manufacturing	20.9	19.9	5
Transportation	11.1	10.4	7
Forestry and agriculture	37.2	34.5	8
Other service businesses	16.6	16.9	-2
Other business lending	51.4	49.9	3
Municipalities *)	13.8	14.2	-3
Total lending to the public	**694.3**	**653.2**	**6**
FI-Holding		67.9	
Total	**694.3**	**721.1**	**-4**
Of which Hansabank	*52.7*	*39.3*	34
Credit institutions incl. Nat'l Debt Office	59.8	54.7	9
Repurchase agreements (repos)	80.6	50.6	59
Total lending	**834.7**	**826.4**	**1**

*) Not including municipal companies.

The Group's lending to the public excluding FI-Holding rose by 6 percent or SEK 41 billion. In the Swedish operations, lending rose to SEK 641 billion (614). Lending by Hansabank rose to SEK 53 billion (39). Consumer loans rose to SEK 368 billion (337), an increase of 9 percent or SEK 31 billion during the year. The increase is largely due to mortgage lending by Spintab, which rose by 10 percent or SEK 27 billion to SEK 301 billion. Business loans amounted to SEK 312 billion (302).

FöreningsSparbanken's subsidiary Spintab consolidated its position as Sweden's leading mortgage lender, with a market share of 31 percent (31) including FöreningsSparbanken Jordbrukskredit.

Payments

Card payments

FöreningsSparbanken has 3 million bank cards in issue in the Swedish market. The trend toward greater card use is continuing. Compared with the corresponding period of 2003, the number of card purchases rose by 18 percent and the number of card transactions cleared rose by 19 percent.

Giro payments

Customers continue to switch from paper-based giro payments to an electronic Internet-based giro system through the Internet bank. The number of private customers in the Swedish market with giro accounts is 2.7 million (2.6), of whom 1.2 million (1.1) are Internet-based.

Electronic payments

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payments. A total of 272 companies in Sweden offer the service, compared with 212 on December

31, 2005. The number of e-bills is rising steadily. During the year 1,022,000 e-bills were sent, against 758,000 in 2003.

Other

Proposed dividend raised by 13 percent to SEK 6.50 per share

The Board of Directors is recommending that the Annual General Meeting approve a cash dividend of SEK 6.50 per share (5.75). The proposed record day for the 2004 dividend is April 26, 2005. The last day for trading in the bank's share with the right to the dividend is April 21, 2005. If the Annual General Meeting adopts the Board's recommendation, the dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on April 29, 2005.

FöreningsSparbanken opens offices in Copenhagen and Helsinki

FöreningsSparbanken is establishing banking operations in Denmark, starting in Copenhagen. Operations are slated to begin in the spring of 2005 with one branch centrally located in Copenhagen. The branch will offer the Bank's products and services to private and business customers. FöreningsSparbanken is also opening an affiliate in Helsinki, Finland. The office, which is set to open for business in the second half of 2005, will primarily offer qualified financial services to Swedish corporate clients with operations in Finland, as well as Finnish corporations with ties to the Swedish market.

Changes in Executive Management

Lars Lundquist has been appointed the new Chief Credit Officer of FöreningsSparbanken effective March 1, 2005. He will also be an adjunct member of the Group's Executive Management. Mr. Lundquist currently holds the position as Head of Credit and County Risks at Swedbank Markets. Lars-Erik Kvist remains a member of the Executive Management until March 31, 2005, when he will retire.

Jan Alexandersson has been appointed the new Head of FöreningsSparbanken's Telephone and Internet banks and an adjunct member of the Executive Management from December 1, 2004.

Reduced ownership in SpareBank 1 Gruppen

In May FöreningsSparbanken sold 85,932 shares in SpareBank 1 Gruppen, thereby reducing its interest in the Norwegian banking group from 25 to 19.5 percent. The capital gain was SEK 10 M. Due to the reduced ownership, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004.

Reduced ownership in Aktia

FöreningsSparbanken has sold 1,600,000 shares in Aktia Sparbank Abp to Livränteanstalten Hereditas. The sales price amounted to SEK 100 M. The sale reduced FöreningsSparbanken's ownership from 24.40 percent to 19.85 percent, and the holding in Aktia ceased to be reported according to the equity accounting method from December 2004.

The transaction has a limited financial effect for FöreningsSparbanken. Aside from a capital gain of SEK 16 M, the Group's primary capital ratio will increase by 0.02 percentage points and its capital adequacy will decrease by 0.07 percentage points.

The cooperation agreement with Aktia Sparbank is not affected by the sale.

Share repurchase

Within the framework of the authorization received from the 2004 Annual General Meeting, the Board of Directors resolved on May 3 to repurchase a maximum of 26 million of the Bank's shares in 2004, corresponding to approximately 5 percent of all shares in the Bank. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

Share repurchases began on June 18. Through December 31, 14,937,531 shares, representing 2.8 percent of the shares outstanding, had been repurchased for a total of SEK 2,218 M. The Board decided in December to extend the share repurchases until the 2005 Annual General Meeting.

FöreningsSparbanken's Board will propose to the Annual General Meeting in 2005 that it continue to be authorized to repurchase shares. The proposal also includes an authorization to dispose of repurchased shares. As proposed, the authorization would apply to purchases on the Stockholm Stock Exchange on one of more occasions of up to 10 percent of all the shares in FöreningsSparbanken, including the trading done to facilitate securities operations, which corresponds to nearly 52.8 million shares.

Annual General Meeting

FöreningsSparbanken's Annual General Meeting will be held at 10:00 a.m. (CET) on Thursday, April 21, 2005 at Cirkus, on Djurgården in Stockholm. Shareholders who wish to attend must be directly recorded in the bank's share register no later than April 11, 2005.

Merger with FSB Bolåndirekt Bank (formerly HSB Bank)

The wholly owned subsidiary FSB Bolåndirekt Bank was merged with FöreningsSparbanken in late 2004. The merger applied retroactively to January 1, 2004.

Application of accounting principles

The year-end report is prepared according to the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim reports. The report complies with the same accounting principles as the most recent annual report with the exception of changes owing to the application of the Swedish Financial Accounting Standards Council's new recommendation RR 29, Employee Benefits.

RR 29, which entered into force on January 1, 2004, details how various forms of employee compensation should be reported and, for the FöreningsSparbanken Group, affects the valuation and reporting of the Group's defined-benefit pension commitments. The change in accounting principle took effect on January, 1 2004, due to which the opening shareholders' balance has been restated. Comparative figures may not be restated according to the recommendation.

Valued in accordance with RR 29, the Group's opening balance of Other liabilities rises by SEK 1,537 M, consisting of pension debt, assets under management, payroll tax allocations and deferred income tax. The Group's opening balance of Other assets is reduced by SEK 26 M for the change in the share of equity in associated companies. The Group's opening shareholders'equity balance is thereby reduced by SEK 1,563 M.

The pension cost for 2004, due to RR 29, was mainly the same in the Group as if it had been reported according to the previous method. Settlement of pensions within appropriations is no longer reported.

The recommendation requires the Group to clarify the assumptions that serve as the basis for its calculation. The valuation is based on, among other things, the following annual assumptions: cap on wage increases 3.25 percent; increase in basic income amount 2.5 percent; inflation 2.0 percent; debt as per December 31, 2004 is discounted by 4.5 percent, the net interest cost of the year is calculated by 4,9 percent and the anticipated long-term return on assets held separately to cover pension commitments is estimated, after tax on returns and expenses, at 5.0 percent.

Highlights following the conclusion of the year

Credit card operation launched with Barclays

FöreningsSparbanken and the British bank Barclays are establishing a joint venture to sell and distribute credit cards in Sweden and Norway. The company will offer competitive cards and card-based consumer credits, with the goal to become market leader in the entire Nordic region.

The company, which will be headquartered in Stockholm, will consist of FöreningsSparbanken's Swedish credit card operations and its wholly owned Norwegian subsidiary EnterCard AS. The new company will be jointly owned by FöreningsSparbanken and Barclays, with FöreningsSparbanken retaining a 60 percent share of the votes and Barclays 40 percent. There will, however, be joint decision making in all key areas.

FöreningsSparbanken will handle marketing and sales in the Swedish market, while EnterCard will serve the Norwegian market, including many savings bank customers. These channels will be complemented by existing and future partnerships as well as direct marketing to consumers.

The sale of FöreningsSparbanken's credit card operations to the new company for an approximate price of SEK 1.0 bn will result in a capital gain of approximately SEK 800 M for the Bank. The gain is expected to affect third-quarter results for 2005. The agreement requires regulatory approval.

Financial reporting according to IFRS

General

From 2005 all listed companies in the European Union (EU) must prepare their consolidated accounts according to the standards adopted by the EU – the International Reporting Standards, IFRS. The standards are issued by the International Accounting Standards Board (IASB) and become mandatory for listed companies once approved by the EU. The introduction of IFRS principles in reports in 2005 means that comparative periods in 2004 must be restated according to the accounting principles valid as of the end of 2005. There is an exemption from the requirement to restate comparative periods according to the new standards as pertains to IAS 39 Financial Instruments: Recognition and Measurement. Since this standard is of great significance to FöreningsSparbanken's accounts, it is commented on separately below.

Significant differences in reported profit and financial position 2004

The introduction of the IFRS principles does not have a major effect on reported profit for 2004 or the Bank's financial position on December 31, 2004. The reported profit increases due to IFRS 3, Business combinations, which replaces goodwill amortization with impairment testing. The introduction of IFRS also requires that reported profit and equity also contain the minority interest in subsidiaries' profit and equity. Details must be provided in the profit and loss account on how much of profit is attributable to shareholders and how much to the minority.

SEK billion	Profit for the year	Equity
Reporting according to year-end report	8.6	43.6
Goodwill amortization	0.6	0.6
Reporting of minority interest	0.7	3.2
Reported according to IFRS principles	9.9	47.4

IAS 39

IAS 39 covers the reporting of financial instruments, i.e. primarily financial receivables (lending and securities), liabilities (funding) and derivatives. According to the wording of IAS 39 as issued by the IASB, there is a fair value option whereby receivables and liabilities may, at initial recognition, be reported at accrued acquisition value or fair value. Derivatives are always reported in the balance sheet at fair value with the change in value in the profit or loss statement or – with certain types of documented hedge accounting – directly in equity.

The EU did not approve the version of IAS 39 issued by the IASB and made a significant change when the recommendation was introduced in EU legislation. The fair value option was eliminated for the valuation of liabilities, so that liabilities – with the exception of those categorized as trading and those reported as hedges – are reported at accrued acquisition value. The option to valuate financial liabilities at fair value is imperative if FöreningsSparbanken is to provide a fair and accurate account of its operations involving fixed-rate financial instruments. Without the option to report lending, the matching funding and related derivatives at fair value, situations would arise where earnings would be more volatile than economic conditions would imply.

The EU's hope, however, is that this difference will be temporary and that IAS 39 will also reword the option to report financial instruments at fair value so that the recommendation can be fully implemented by EU.

Financial position on January 1, 2005

The opening balance sheet as of January 1, 2005 differs from the closing balance sheet as of December 31, 2004 according to the above due to the introduction of IAS 39 in the form now adopted by the EU.

The change mainly relates to the fact that derivatives that earlier were reported according to the principle for deferred hedge accounting now reports in the balance sheet at fair value.

Financial liabilities in foreign currency hedged with derivatives and previously reported at acquisition value will be reported at the currency's closing day rate in the future.

For subordinated liabilities where the interest rate risk is hedged with derivatives, hedging accounting at fair value will be applied. Hedging accounting means that the hedged risk component in the liability is revalued at fair value.

The option to report receivables at fair value is being used for certain fixed rate claims where the interest rate risk is hedged with derivatives.

IAS 39 also requires that shares and participating interests that are not reported according to equity method are valuated at fair value. Certain holdings were reported according to previous accounting principles as fixed assets valuated at acquisition value.

SEK billion	Equity
Reported according to IFRS	47.4
Reporting of derivatives	- 6.6
Currency revaluation of financial liabilities	5.7
Hedging reporting of financial liabilities at fair value	-1.3
Claims at fair value	0.6
Valuation of shares	0.5
Tax on the above changes in value	0.3
Financial position on January 1, 2005	46.6

Primary capital and the capital adequacy ratio are not expected to be significantly affected by the transition to IFRS.

Key ratios for the Group

	2004	2003
Return on equity, %	20.5	15.9
Return on total equity, %	1.13	0.94
Earnings per share, SEK [1)]	16.42	12.02
Earnings per share after dilution, SEK [2)]	16.42	12.01
Equity per share, SEK [3)]	85.06	79.42
Equity per share after dilution, SEK [4)]	85.04	79.39
Return on total equity, %	0.54	0.57
Capital adequacy ratio, %	11.6	10.8
Primary capital ratio, %	8.2	7.2
Loan loss ratio, net, %	0.07	0.14
Share of doubtful claims, %	0.18	0.28
Provision ratio for doubtful claims, % [4)]	150	131
No. of shares outstanding at end of period	512,871,312	527,808,843
Avg. no. of shares outstanding during the year	523,171,365	527,808,843
No. of shares in calculation		
1)	523,171,365	527,808,843
2)	523,272,978	528,027,504
3)	512,871,312	527,808,843
4)	512,972,925	528,027,504
5) See Note 4		

Operational profit and loss account, the Group [1)]

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*42,515*	*47,755*	*-11*	*9,604*	*11,420*	*-16*
Interest payable	*-26,242*	*-31,554*	*-17*	*-5,681*	*-7,324*	*-22*
Net interest income	16,273	16,201	0	3,923	4,096	-4
Dividends received	90	105	-14	2	4	-50
Commissions receivable	*8,919*	*7,661*	*16*	*2,290*	*2,072*	*11*
Commissions payable	*-2,261*	*-1,922*	*18*	*-605*	*-510*	*19*
Net commission income	6,658	5,739	16	1,685	1,562	8
Net profit on financial operations	1,047	801	31	421	257	64
Other operating income	2,406	1,607	50	299	264	13
Total income	**26,474**	**24,453**	**8**	**6,330**	**6,183**	**2**
General administrative expenses						
- Staff costs excl. profit-based costs	-6,672	-6,571	2	-1,561	-1,687	-7
- Profit-based staff costs	-1,022	-407		-222	-140	59
- Other	-5,537	-5,585	-1	-1,459	-1,530	-5
Total general administrative expenses	**-13,231**	**-12,563**	**5**	**-3,242**	**-3,357**	**-3**
Depreciation and write-off of tangible fixed assets	-550	-664	-17	-125	-157	-20
Amortization of goodwill	-587	-614	-4	-125	-154	-19
Total expenses	**-14,368**	**-13,841**	**4**	**-3,492**	**-3,668**	**-5**
Profit before loan losses	**12,106**	**10,612**	**14**	**2,838**	**2,515**	**13**
Loan losses, net, including change in value of property taken over	-495	-987	-50	-99	-155	-36
Reversal of write-off of financial fixed assets		55			32	
Share of profit/loss of associated companies	301	-116		20	75	-73
Operating profit	**11,912**	**9,564**	**25**	**2,759**	**2,467**	**12**
Settlement of pensions		-19			28	
Tax	-2,564	-2,567		-693	-712	-3
Minority interest	-756	-635	19	-182	-159	14
Profit for the period	**8,592**	**6,343**	**35**	**1,884**	**1,624**	**16**
Earnings per share, SEK [2)]	16.42	12.02	37	3.68	3.08	19
Earnings per share after dilution, SEK [2)]	16.42	12.01	37	3.68	3.07	20

[1)] The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 24 and 25.

[2)] See key ratios on page 12 for number of shares

Quarterly profit trend for the Group

SEK M	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	3,923	4,101	4,145	4,104	4,096	4,114	3,958	4,033
Net commission income	1,685	1,660	1,702	1,611	1,562	1,476	1,401	1,300
Net profit on financial operations	421	124	114	388	257	132	218	194
Other income	301	1,565	383	247	268	294	871	279
Total income	**6,330**	**7,450**	**6,344**	**6,350**	**6,183**	**6,016**	**6,448**	**5,806**
Staff costs	-1,561	-1,706	-1,696	-1,709	-1,687	-1,650	-1,623	-1,611
Profit-based staff costs	-222	-300	-213	-287	-140	-102	-63	-102
Other expenses	-1,709	-1,578	-1,716	-1,671	-1,841	-1,614	-1,723	-1,685
Total expenses	**-3,492**	**-3,584**	**-3,625**	**-3,667**	**-3,668**	**-3,366**	**-3,409**	**-3,398**
Profit before loan losses	**2,838**	**3,866**	**2,719**	**2,683**	**2,515**	**2,650**	**3,039**	**2,408**
Loan losses, incl. change in value	-99	-113	-120	-163	-155	-160	-282	-390
Reversal of write-off of financial fixed assets					32	23		
Share of associated companies' profit/loss	20	114	64	103	75	55	-211	-35
Operating profit	**2,759**	**3,867**	**2,663**	**2,623**	**2,467**	**2,568**	**2,546**	**1,983**

Business area report

SEK M	Swedish Retail Banking		Swedbank Markets		Asset Management and Insurance		International Banking		Shared Services and Group Staffs		Eliminations	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	12,438	12,288	807	843	34	45	2,868	3,069	114	-60	12	16
Net commission income	3,477	2,983	613	622	1,374	1,168	1,176	1,002	11	-35	7	-1
Financial transactions, net	121	122	575	339	4	8	219	264	125	68	3	
Other income	881	653	69	98	41	35	1,583	181	2,888	3,857	-2,966	-3,112
Total income	**16,917**	**16,046**	**2,064**	**1,902**	**1,453**	**1,256**	**5,846**	**4,516**	**3,138**	**3,830**	**-2,944**	**-3,097**
Staff costs	-4,423	-3,904	-607	-557	-254	-248	-1,021	-960	-1,438	-1,368	49	59
IT expenses	-686	-734	-204	-230	-96	-78	-162	-157	-762	-957	666	823
Other expenses	-4,378	-4,291	-293	-308	-222	-235	-610	-598	-1,019	-1,035	2,229	2,215
Depreciation/amortization	-215	-240	-10	-15	-237	-238	-406	-480	-269	-305		
Total expenses	**-9,702**	**-9,169**	**-1,114**	**-1,110**	**-809**	**-799**	**-2,199**	**-2,195**	**-3,488**	**-3,665**	**2,944**	**3,097**
Profit before loan losses	**7,215**	**6,877**	**950**	**792**	**644**	**457**	**3,647**	**2,321**	**-350**	**165**		
Loan losses	-289	-826	-14	-17			-206	-340	14	196		
Reversal of write-off of financial fixed assets										55		
Share of associated companies' profit/loss	153	89	10	-7			132	-230	6	32		
Operating profit/loss	**7,079**	**6,140**	**946**	**768**	**644**	**457**	**3,573**	**1,751**	**-330**	**448**		
Return on allocated equity, %	20.8	20.3	28.3	26.4	29.2	18.7	30.0	8.2	neg.	25.8		
C/I ratio before loan losses	0.57	0.57	0.54	0.58	0.56	0.64	0.38	0.49	1.11	0.96		
Full-time employees	6,615	7,049	534	535	249	256	6,075	5,931	1,683	1,595		

Business area accounting principles

The business area report is based on FöreningsSparbanken's organization and internal accounts.

Market-based compensation is applied between business areas, while all costs for IT, other shared services and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

Swedish Retail Banking

Swedish Retail Banking has responsibility for private and commercial customers, organizations, municipalities and county councils in Sweden as well as the Bank's distribution channels in the form of branches, ATM's, and the telephone and Internet banks. Also included are the unit for customer offerings and products (including the subsidiaries Spintab, FöreningsSparbanken Finans, Kundinkasso and EnterCard), partly owned Swedish banks, private banking operations in Luxembourg, FöreningsSparbanken Fastighetsbyrå AB (real estate brokerage), FöreningsSparbanken Juristbyrå AB (legal services), the treasury operations of Spintab (responsible for funding mortgage lending operations) and a net interest hedge arranged by treasury management within the Parent Company on behalf of Swedish Retail Banking.

The branch network in Sweden is organized in 75 local banks in 6 regions throughout the country. With 492 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 289 branches. The branch network is complemented by 213 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at another 811 post offices.

FöreningsSparbanken has signed an agreement with ICA Banken that allows customers to withdraw cash at 1,400 ICA food stores. The service will begin in the spring of 2005.

Approximately 2.2 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.7 million, of whom approximately 1.6 million were private customers, or 28 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. Approximately 42 percent of business customers in Sweden use the Internet bank.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	12,438	12,288	3,130	3,272	3,001	3,035	3,165	3,049
Net commission income	3,477	2,983	905	859	879	834	814	812
Financial transactions, net	121	122	29	27	31	34	30	35
Other income	881	653	219	243	218	201	182	149
Total income	**16,917**	**16,046**	**4,283**	**4,401**	**4,129**	**4,104**	**4,191**	**4,045**
Staff costs	-4,423	-3,904	-1,056	-1,231	-1,051	-1,085	-1,014	-956
IT expenses	-686	-734	-190	-178	-165	-153	-179	-187
Other expenses	-4,378	-4,291	-1,142	-1,051	-1,120	-1,065	-1,190	-1,048
Depreciation/amortization	-215	-240	-51	-55	-54	-55	-55	-57
Total expenses	**-9,702**	**-9,169**	**-2,439**	**-2,515**	**-2,390**	**-2,358**	**-2,438**	**-2,248**
Profit before loan losses	**7,215**	**6,877**	**1,844**	**1,886**	**1,739**	**1,746**	**1,753**	**1,797**
Loan losses	-289	-826	-50	-76	-82	-81	-132	-100
Share of associated companies' profit/loss	153	89	-4	93	24	40	7	34
Operating profit/loss	**7,079**	**6,140**	**1,790**	**1,903**	**1,681**	**1,705**	**1,628**	**1,731**
Tax	-2,011	-1,719	-517	-529	-488	-477	-455	-490
Minority interest	-2	-1	1	-1	-1	-1	4	-3
Profit for the period	**5,066**	**4,420**	**1,274**	**1,373**	**1,192**	**1,227**	**1,177**	**1,238**
Allocated equity	24,325	21,806	24,325	24,325	24,325	24,325	21,806	21,806
Return on allocated equity, %	20.8	20.3	20.9	22.6	19.6	20.2	21.6	22.7
Income items								
Income from external customers	15,827	15,157	4,012	4,133	3,844	3,838	3,960	3,831
Income from transactions with other segments	1,090	889	271	268	285	266	231	214
Business volumes, SEK billion								
Lending	629	602	629	619	614	601	602	590
Deposits	232	238	232	242	245	237	238	238
Mutual funds & insurance	190	165	190	186	185	183	165	155
Other investment volume	9	11	9	8	8	12	11	10
Shares and participations in associated companies, SEK billion	2	1	2	1	1	1	1	1
Risk-weighted volume, SEK billion	429	390	429	417	406	398	390	384
Total assets, SEK billion	704	653	704	704	689	675	653	661
Total liabilities, SEK billion	680	631	680	680	665	651	631	639
Full-time employees	6,615	7,049	6,615	6,669	6,722	6,843	7,049	6,989

Operating profit amounted to SEK 7,079 M, an increase of SEK 939 M or 15 percent from the previous year.

Income rose by SEK 871 M or 5 percent to SEK 16,917 M mainly through higher payment, mutual fund and insurance commissions. The acquisition of EnterCard in November 2003 raised income by SEK 234 M.

Expenses increased by SEK 533 M or 6 percent to SEK 9,702 M mainly due to increased profit-based compensation, costs for personnel changes and the acquisition of EnterCard. The underlying cost base was reduced.

Loan losses amounted to SEK 289 M, a decrease of SEK 537 M or 65 percent compared with the previous year. The loan loss ratio was 0.05 percent (0.14).

The return on allocated equity was 20.8 percent (20.3).

Operating profit for the fourth quarter amounted to SEK 1,790 M, which was SEK 113 M or 6 percent lower than the third quarter.

The number of full-time positions was reduced by 434 compared with the previous year and by 54 compared with the previous quarter. The decrease is partly due to internal organizational changes.

Swedbank Markets

Swedbank Markets comprises Investment Banking and Merchant Banking as well as responsibility for financial institutions. In addition to operations in Sweden, the business area includes the international branches in Oslo, London and New York, First Securities in Norway and the representative office in Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets, as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	807	843	148	105	274	280	144	348
Net commission income	613	622	145	148	151	169	206	124
Financial transactions, net	575	339	282	123	60	110	168	13
Other income	69	98	13	13	33	10	9	14
Total income	**2,064**	**1,902**	**588**	**389**	**518**	**569**	**527**	**499**
Staff costs	-607	-557	-154	-148	-145	-160	-152	-131
IT expenses	-204	-230	-50	-47	-48	-59	-45	-54
Other expenses	-293	-308	-60	-75	-83	-75	-70	-78
Depreciation/amortization	-10	-15	-2	-2	-3	-3	-3	-4
Total expenses	**-1,114**	**-1,110**	**-266**	**-272**	**-279**	**-297**	**-270**	**-267**
Profit before loan losses	**950**	**792**	**322**	**117**	**239**	**272**	**257**	**232**
Loan losses	-14	-17	-21	-3	20	-10	-4	-4
Share of associated companies' profit/loss	10	-7	12	-5	1	2	3	-6
Operating profit	**946**	**768**	**313**	**109**	**260**	**264**	**256**	**222**
Tax	-265	-215	-87	-32	-72	-74	-74	-61
Profit for the period	**681**	**553**	**226**	**77**	**188**	**190**	**182**	**161**
Allocated equity	2,405	2,093	2,405	2,405	2,405	2,405	2,093	2,093
Return on allocated equity, %	28.3	26.4	37.6	12.8	31.3	31.6	34.8	30.8
Income items								
Income from external customers	1 766	1 596	504	324	446	492	439	427
Income from transactions with other segments	298	306	84	65	72	77	88	72
Business volumes, SEK billion								
Lending	12	12	12	12	14	14	12	12
Deposits					0	1		
Mutual funds & insurance	1	1	1	1	1	1	1	1
Other investment volume	12	8	12	11	10	10	8	7
Shares and participations in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	31	37	31	44	57	45	37	40
Total assets, SEK billion	311	232	311	307	319	276	232	253
Total liabilities, SEK billion	309	230	309	305	317	274	230	251
Full-time employees	534	535	534	554	544	536	535	568

Swedbank Markets' operating profit amounted to SEK 946 M, an increase of SEK 178 M or 23 percent from the previous year. In Investment banking, income rose by 20 percent or SEK 161 M, but in fixed income and foreign exchange trading in Merchant Banking income fell by 3 percent or SEK 35 M.

The return on allocated equity rose to 28.3 percent (26.4).

Asset Management and Insurance

Asset Management and Insurance comprises the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	34	45	9	7	7	11	11	8
Net commission income	1,374	1,168	354	351	338	331	318	301
Financial transactions, net	4	8	2	-4	3	3	-3	3
Other income	41	35	13	9	9	10	11	8
Total income	**1,453**	**1,256**	**378**	**363**	**357**	**355**	**337**	**320**
Staff costs	-254	-248	-50	-70	-65	-69	-55	-65
IT expenses	-96	-78	-30	-23	-25	-18	-20	-21
Other expenses	-222	-235	-55	-55	-55	-57	-79	-41
Depreciation/amortization	-237	-238	-59	-60	-59	-59	-60	-59
Total expenses	**-809**	**-799**	**-194**	**-208**	**-204**	**-203**	**-214**	**-186**
Profit before loan losses	**644**	**457**	**184**	**155**	**153**	**152**	**123**	**134**
Operating profit	**644**	**457**	**184**	**155**	**153**	**152**	**123**	**134**
Tax	-193	-128	-73	-39	-38	-43	-34	-38
Profit for the period	**451**	**329**	**111**	**116**	**115**	**109**	**89**	**96**
Allocated equity	1,547	1,759	1,547	1,547	1,547	1,547	1,759	1,759
Return on allocated equity, %	29.2	18.7	28.7	30.0	29.7	28.2	20.2	21.8
Income items								
Income from external customers	2,864	2,450	753	702	708	701	662	629
Income from transactions with other segments	-1,411	-1,194	-375	-339	-351	-346	-325	-309
Business volumes, SEK billion								
Mutual funds & insurance	280	249	280	273	274	270	249	232
Other investment volume	21	22	21	22	21	22	22	24
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	46	42	46	46	46	46	42	40
Total liabilities, SEK billion	44	40	44	44	44	44	40	38
Full-time employees	249	256	249	251	253	257	256	264

Operating profit amounted to SEK 644 M, an increase of SEK 187 M or 41 percent from the previous year. The improvement is from a higher volume of assets under management, primarily due to higher prices on global stock exchanges, which results in increased commissions.

The return on allocated equity in 2004 was 29.2 percent (18.7).

Operating profit for the fourth quarter amounted to SEK 184 M, which was SEK 29 M higher than the third quarter.

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the year amounted to SEK 13.1 billion, against SEK 14.1 billion in 2003. Of net contributions, SEK 3.6 billion (3.1) was from premium pension investments and SEK 1.4 billion (1.6) from unit-linked insurance in Robur Försäkring.

Robur's assets under management as of December 31 amounted to SEK 280 billion (249). The change is due to an appreciation in the value of fund assets of SEK 18 billion, mainly from rising stock prices during the year. After net fund contributions of SEK 13 billion, the increase in fund assets during the year was SEK 31 billion. Institutional asset management operations managed SEK 43 billion (41), of which SEK 22 billion (18) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market in 2004 was 24 percent (20). Its share of assets under management in the fund market was 28 percent (28) on September 30.

Fund management	**Dec. 31 2004**	**Dec. 31 2003**
Assets under management (SEK billion)	280	249
Of which: Swedish equities, %	*29.4*	*27.4*
Foreign equities, %	*34.2*	*36.3*
Interest-bearing securities, %	*36.4*	*36.3*
Number of customers (thousands)	2,795	2,776
Unit-linked insurance		
Assets under management (SEK billion)	41.4	37.0
Of which in Robur funds	*41.3*	*37.0*
Number of policies (thousands)	724	680
Discretionary asset management		
Assets under management (SEK billion)	43	41
Of which in Robur funds	*22*	*18*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance during the year amounted to SEK 5.1 billion (4.4). Robur Försäkring's assets under management amounted to SEK 41.4 billion (37.0) at year-end. The market share for new unit-linked insurance was 14 percent (13) on September 30. Robur Försäkring had 724,000 (680,000) policies at year-end, in addition to around 1 million group life insurance policies.

Fund management results

The majority of Robur's equity funds posted positive returns during the period. Robur's Swedish equity funds rose in value by 21 percent, while its public savings funds returned 13 percent, net, after management fees. Robur's blend funds rose by 8 percent and its Swedish fixed income funds gained between 2 and 6 percent. Returns including management fees for equity funds that invest in Sweden and the Nordic region outperformed the comparative indexes, while international equity funds performed weaker than their indexes. Blend funds and fixed income funds slightly underperformed their indexes. Morningstar's average rating on Robur's funds as of year-end was 3.3 (3.2). Compared with its Swedish competitors, Robur's funds have the highest average rating.

International Banking

The International Banking business area includes the subsidiary Hansabank in the Baltic states and the shareholdings in SpareBank 1 Gruppen and Aktia. FI-Holding in Denmark was included through August 2004. Due to the reduced ownership interests, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004, nor Aktia as of December 2004.

In January 2004 Hansabank acquired the Lithuanian insurance company Lietuvos Draudimo Gyvybes Dradimas (LDGD). Hansabank has signed an agreement to acquire the Russian bank Kvestbank in Moscow. The acquisition will be finalized during the first quarter of 2005.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	2,868	3,069	600	715	777	776	799	748
Net commission income	1,176	1,002	295	291	330	260	266	249
Financial transactions, net	219	264	83	-49	32	153	48	87
Other income	1,583	181	69	1 349	128	37	26	40
Total income	**5,846**	**4,516**	**1,047**	**2,306**	**1,267**	**1,226**	**1,139**	**1,124**
Staff costs	-1,021	-960	-254	-246	-272	-249	-276	-220
IT expenses	-162	-157	-45	-39	-43	-35	-48	-35
Other expenses	-610	-598	-181	-136	-150	-143	-173	-146
Depreciation/amortization	-406	-480	-74	-99	-114	-119	-113	-119
Total expenses	**-2,199**	**-2,195**	**-554**	**-520**	**-579**	**-546**	**-610**	**-520**
Profit before loan losses	**3,647**	**2,321**	**493**	**1,786**	**688**	**680**	**529**	**604**
Loan losses	-206	-340	-25	-47	-62	-72	-52	-103
Share of associated companies' profit/loss	132	-230	12	24	33	63	45	24
Operating profit	**3,573**	**1,751**	**480**	**1,763**	**659**	**671**	**522**	**525**
Tax	-310	-401	-27	-37	-148	-98	-89	-78
Minority interest	-740	-632	-177	-181	-176	-206	-158	-164
Profit for the period	**2,523**	**718**	**276**	**1,545**	**335**	**367**	**275**	**283**
Allocated equity	8,406	8,790	8,406	8,406	8,406	8,406	8,790	8,790
Return on allocated equity, %	30.0	8.2	13.1	73.5	15.9	17.5	12.5	12.9
Income items								
Income from external customers	5,846	4,516	1,047	2,306	1,267	1,226	1,139	1,124
Business volumes, SEK billion								
Lending	53	107	53	49	114	110	107	103
Deposits	45	37	45	43	42	40	37	35
Mutual funds & insurance	6	4	6	5	4	4	4	3
Shares and participating interests in associated companies, SEK billion	0	1	0	1	1	1	1	1
Risk-weighted volume, SEK billion	61	149	61	77	145	155	149	147
Total assets, SEK billion	82	144	82	76	153	149	144	137
Total liabilities, SEK billion	74	135	74	68	145	141	135	128
Full-time employees	6,075	5,931	6,075	6,054	6,103	6,110	5,931	5,932

Operating profit amounted to SEK 3,573 M, an increase of SEK 1,822 M or 104 percent from the previous year. Hansabank's operating profit amounted to SEK 1,689 M, an increase of SEK 451 M or 36 percent from the previous year. Including the capital gain, FI-Holding accounted for SEK 922 M of the profit increase. SpareBank 1 Gruppen's contribution to operating profit rose by SEK 396 M, including the write-off of the shareholding by SEK 311 M in 2003.

Income in Hansabank rose by SEK 524 M or 16 percent compared with the previous year to SEK 3,791 M. Expenses rose by SEK 123 M or 7 percent to SEK 1,898 M. Hansabank's acquisition of LDGD raised income by SEK 46 M and expenses by SEK 22 M. Loan losses decreased by SEK 50 M to SEK 206 M.

For Hansabank, the return on allocated equity was 30.5 percent (21.8).

Compared with the previous quarter, Hansabank's operating profit declined by SEK 14 M or 3 percent.

The number of full-time employees at Hansabank rose by 303 compared with the previous year. The increase is due to the acquisition of LDGD.

Shared Services and Group Staffs

Shared Services and Group Staffs comprise IT and other shared services, Group Staffs and the Group's own insurance company, Sparia. The business area also includes a limited number of loan loss provisions that are not reported by units with customer responsibility.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	114	-60	36	-2	82	-2	-25	-39
Net commission income	11	-35	-25	22	-2	16	-42	-9
Net profit on financial operations	125	68	22	27	-12	88	14	-6
Other income	2,888	3,857	697	711	739	741	755	874
Total income	**3,138**	**3,830**	**730**	**758**	**807**	**843**	**702**	**820**
Staff costs	-1,438	-1,368	-272	-323	-395	-448	-344	-395
IT expenses	-762	-957	-181	-190	-191	-200	-240	-233
Other expenses	-1,019	-1,035	-218	-260	-249	-292	-185	-237
Depreciation/amortization	-269	-305	-64	-63	-72	-70	-80	-72
Total expenses	**-3,488**	**-3,665**	**-735**	**-836**	**-907**	**-1,010**	**-849**	**-937**
Profit/loss before loan losses	**-350**	**165**	**-5**	**-78**	**-100**	**-167**	**-147**	**-117**
Loan losses	14	196	-3	13	4	0	33	47
Reversal of write-off of financial fixed assets		55	0				32	23
Share of associated companies' profit/loss	6	32	0	2	6	-2	20	3
Operating profit/loss	**-330**	**448**	**-8**	**-63**	**-90**	**-169**	**-62**	**-44**
Appropriations		-19					28	3
Tax	215	-104	11	36	147	21	-60	-2
Minority interest	-14	-2	-6	-3	-2	-3	-5	1
Profit/loss for the period	**-129**	**323**	**-3**	**-30**	**55**	**-151**	**-99**	**-42**
Allocated equity	638	1,251	638	638	638	638	1,251	1,251
Return on allocated equity, %	neg.	25.8	neg.	neg.	34.5	neg.	neg.	neg.
Income items								
Income from external customers	573	1,049	168	62	187	156	124	151
Income from transactions with other segments	2,565	2,781	562	696	620	687	578	669
Business volumes, SEK billion								
Lending	0	0	0	0	0	1	0	1
Risk-weighted volume, SEK billion	4	6	4	5	6	7	6	6
Total assets, SEK billion	95	64	95	86	75	85	64	63
Total liabilities, SEK billion	94	63	94	85	74	84	63	62
Full-time employees	1,683	1,595	1,683	1,655	1,667	1,637	1,595	1,606

The business area reported an operating loss of SEK 330 M, a decrease of SEK 778 M compared with the previous year and an improvement of SEK 55 M compared with the previous quarter. The change year-to-year is mainly due to a capital gain of SEK 489 M on the sale of the shareholding in Erste Bank in 2003, a decrease of SEK 182 M in loan loss reversals, and organizational changes. In Treasury and central units, net interest income rose by SEK 174 M.

The increase in the number of full-time employees compared with the previous year is mainly due to internal organizational changes.

Eliminations

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	12	16	0	4	4	4	2	0
Net commission income	7	-1	11	-11	6	1	0	-1
Net profit on financial operations	3		3					
Other income	-2,966	-3,112	-710	-760	-744	-752	-715	-791
Total income	**-2,944**	**-3,097**	**-696**	**-767**	**-734**	**-747**	**-713**	**-792**
Staff costs	49	59	3	12	19	15	14	15
IT expenses	666	823	138	172	168	188	188	202
Other expenses	2,229	2,215	555	583	547	544	511	575
Total expenses	**2,944**	**3,097**	**696**	**767**	**734**	**747**	**713**	**792**
Business volumes, SEK billion								
Mutual funds & insurance	-191	-166	-191	-187	-186	-184	-166	-155
Other investment volume	-9	-8	-9	-8	-8	-9	-8	-7
Total assets, SEK billion	-218	-133	-218	-215	-190	-176	-133	-144
Total liabilities, SEK billion	-218	-133	-218	-215	-190	-176	-133	-144

Profit and loss account, the Group [1)]

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*42,434*	*47,701*	*-11*	*9,583*	*11,406*	*-16*
Interest payable	*-26,293*	*-31,615*	*-17*	*-5,691,*	*-7,336*	*-22*
Net interest income	16,141	16,086		3,892	4,070	-4
Dividends received	88	104	-15	1	4	-75
Commissions receivable	*8,450*	*7,239*	*17*	*2,173*	*1,951*	*11*
Commissions payable	*-2,128*	*-1,820*	*17*	*-571*	*-482*	*18*
Net commission income (Note 1)	6,322	5,419	17	1,602	1,469	9
Net profit on financial operations (Note 2)	1,030	776	33	409	250	64
Other operating income	2,350	1,591	48	284	267	6
Total income	**25,931**	**23,976**	**8**	**6,188**	**6,060**	**2**
General administrative expenses						
- Staff costs	-7,632	-6,937	10	-1,735	-1,822	-5
- Other	-5,433	-5,516	-2	-1,428	-1,537	-7
Total general administrative expenses	-13,065	-12,453	5	-3,163	-3,359	-6
Depreciation and write-off of tangible fixed assets	-547	-664	-18	-123	-157	-22
Amortization of goodwill	-589	-614	-4	-127	-154	-18
Total expenses	**-14,201**	**-13,731**	**3**	**-3,413**	**-3,670**	**-7**
Profit before loan losses	**11,730**	**10,245**	**14**	**2,775**	**2,390**	**16**
Loan losses (Note 3)	-495	-987	-50	-99	-155	-36
Reversal of write-off of financial fixed assets		55			32	
Share of profit/loss of associated companies	301	-116		20	75	-73
Operating profit in banking operations	**11,536**	**9,197**	**25**	**2,696**	**2,342**	**15**
Operating profit in insurance operations	376	367	2	63	125	-50
Profit before appropriations and tax	**11,912**	**9,564**	**25**	**2,759**	**2,467**	**12**
Appropriations		-19		0	28	
Tax	-2,564	-2,567		-693	-712	-3
Minority interest	-756	-635	19	-182	-159	14
Profit for the period	**8,592**	**6,343**	**35**	**1,884**	**1,624**	**16**
Earnings per share, SEK [2)]	16.42	12.02	37	3.68	3.08	19
Earnings per share after dilution, SEK [2)]	16.42	12.01	37	3.68	3.07	20

[1)] Prepared according to the instructions of the Financial Supervisory Authority

[2)] See key ratios on page 12 for number of shares

Profit and loss account, the Bank

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*16,741*	*18,316*	*-9*	*4,220*	*4,218*	*0*
Interest payable	*-9,606*	*-11,216*	*-14*	*-2,429*	*-2,480*	*-2*
Net interest income	7,135	7,100		1,791	1,738	3
Dividends received	7,896	5,515	43	5,357	5,194	3
Commissions receivable	*5,402*	*4,764*	*13*	*1,377*	*1,279*	*8*
Commissions payable	*-1,153*	*-1,008*	*14*	*-306*	*-262*	*17*
Net commission income (Note 1)	4,249	3,756	13	1,071	1,017	5
Net profit on financial operations (Note 2)	1,011	506		418	207	
Other operating income	1,901	1,528	24	324	276	17
Total income	**22,192**	**18,405**	**21**	**8,961**	**8,432**	**6**
General administrative expenses						
- Staff costs	-6,154	-5,466	13	-1,415	-1,410	0
- Other	-4,356	-4,324	1	-1,198	-1,172	2
Total general administrative expenses	-10,510	-9,790	7	-2,613	-2,582	1
Depreciation and write-off of tangible fixed assets	-339	-409	-17	-78	-97	-20
Amortization of goodwill	-119	-101	18	-43	-25	72
Total expenses	**-10,968**	**-10,300**	**6**	**-2,734**	**-2,704**	**1**
Profit before loan losses	**11,224**	**8,105**	**38**	**6,227**	**5,728**	**9**
Loan losses (Note 3)	-504	-820	-39	-129	-220	-41
Write-off of financial fixed assets	-21	-447	-95		-136	
Reversal of write-off of financial fixed assets	7	55			32	
Profit before appropriations and tax	**10,706**	**6,893**	**55**	**6,098**	**5,404**	**13**
Appropriations	4,857	-568		4,851	-521	
Tax	-3,322	-1,728		-3,040	-1,417	
Profit for the period	**12,241**	**4,597**		**7,909**	**3,466**	

Balance sheet

SEK M	Group Dec 31 2004	Group Dec 31 2003	Bank Dec 31 2004	Bank Dec 31 2003
Loans to credit institutions (Note 4)	108,039	76,643	181,622	124,423
Loans to the public (Note 4)	726,701	749,752	221,069	212,055
Interest-bearing securities	79,007	77,174	92,462	81,908
- Financial fixed assets	*904*	*1,233*	*944*	*802*
- Financial current assets	*78,103*	*75,941*	*91,518*	*81,106*
Assets in insurance operations	43,366	38,199		
Other assets	63,346	60,566	78,819	77,983
Total assets	**1,020,459**	**1,002,334**	**573,972**	**496,369**
Amounts owed to credit institutions	101,924	95,441	137,125	115,756
Deposits and borrowings from the public	285,540	283,616	240,471	235,498
Debt securities in issue	433,830	442,103	71,507	42,471
Liabilities in the insurance operations	43,280	38,082		
Other liabilities	82,686	69,149	67,122	48,708
Subordinated liabilities	26,430	26,826	21,792	20,180
Minority interests	3,145	5,198		
Untaxed reserves			3,122	7,940
Shareholders' equity	43,624	41,919	32,833	25,816
Total liabilities, provisions and shareholders' equity	**1,020,459**	**1,002,334**	**573,972**	**496,369**
Assets pledged for own liabilities	100,921	97,730	59,076	60,290
Other assets pledged	17,583	11,988	17,529	11,984
Contingent liabilities	23,077	22,188	27,027	25,017
Commitments	4,083,592	3,283,527	3,857,216	2,973,326

Change in shareholders' equity

SEK M	Group			Bank		
	Restricted equity	Non-restricted equity	Total sharehold-ers' equity	Restricted equity	Non-restricted equity	Total sharehold-ers' equity
Opening balance Jan. 1, 2003	29,234	9,368	38,602	18,484	5,704	24,188
Transfers between restricted and non-restricted equity	903	-903		643	-643	
Dividend		-2,903	-2,903		-2,903	-2,903
Group contributions					-92	-92
Tax reduction due to Group contributions paid					26	26
Translation difference		-183	-183			
Exchange rate difference subsidiary and associated company financing		60	60			
Profit for the year		6,343	6,343		4,597	4,597
Closing balance December 31, 2003	**30,137**	**11,782**	**41,919**	**19,127**	**6,689**	**25,816**
Change of accounting principle according to RR 29, Employee benefits	-24	-1,539	-1,563			
Adjusted opening balance Jan. 1, 2004	**30,113**	**10,243**	**40,356**	**19,127**	**6,689**	**25,816**
Transfers between restricted and non-restricted equity	-3,440	3,440		-193	193	
Share repurchase		-2,218	-2,218		-2,218	-2,218
Dividend		-3,035	-3,035		-3,035	-3,035
Group contribution					-58	-58
Tax reduction due to Group contribution paid					16	16
Merger result, FSB Bolåndirekt Bank					71	71
Translation difference		-273	-273			
Exchange rate difference subsidiary and associated company financing		202	202			
Profit for the period		8,592	8,592		12,241	12,241
Closing balance Dec. 31, 2004	**26,673**	**16,951**	**43,624**	**18,934**	**13,899**	**32,833**

Statement of cash flows

SEK M January – December	Group 2004	Group 2003	Bank 2004	Bank 2003
Liquid assets at beginning of year *	**66,241**	**58,569**	**52,240**	**47,087**
Operating activities				
Operating profit	11,912	9,564	10,706	6,893
Adjustments for non-cash items	1,893	3,062	-452	706
Taxes	-1,464	-1,862	-1,239	-1,302
Change in receivables from credit institutions	-16,747	8,574	-38,846	-24,060
Change in loans to the public	-36,105	-41,824	-294	2,694
Change in holdings of securities classified as current assets	-10,971	-8,712	-15,022	-7,027
Change in deposits and borrowings from the public, including retail bonds	7,804	22,928	11,463	18,643
Change in amounts owned to credit institutions	6,549	9,166	14,810	28,862
Change in other assets and liabilities, net	2,123	-6,936	4,722	-7,022
Cash flow from operating activities	**-35,006**	**-6,040**	**-14,152**	**18,387**
Investing activities				
Purchase of fixed assets	-5,141	-1,590	-5,562	-4,195
Sale of fixed assets	11,162	2,083	11,278	1,705
Cash flow from investing activities	**6,021**	**493**	**5,716**	**-2,490**
Financing activities				
Issuance of interest-bearing securities	230,083	177,391	2,541	3,042
Redemption of interest-bearing securities	-203,884	-145,319	-342	-813
Change in other funding	28,954	-15,772	28,787	-10,070
Dividend paid	-3,035	-2,903	-3,035	-2,903
Share repurchase	-2,218		-2,218	
Cash flow from financing activities	**49,900**	**13,397**	**25,733**	**-10,744**
Cash flow for the year	**20,915**	**7,850**	**17,297**	**5,153**
Exchange rate differences in liquid assets	0	-178		
Liquid assets in divested companies	-7,124			
Liquid assets at end of period*	**80,032**	**66,241**	**69,537**	**52,240**
* of which securities pledged for OMX, etc.				
At beginning of year	3,207	4,800	3,207	4,800
At year-end	2,296	3,207	2,296	3,207

Note 1. Specification of net commission income

SEK M	Group Jan – Dec 2004	Group Jan – Dec 2003	Group Q4 2004	Group Q4 2003
Payment processing commissions	3,366	2,930	880	761
Brokerage	407	303	108	94
Asset management	2,327	1,943	605	539
Other securities commissions	169	133	44	10
Other commissions receivable	2,181	1,930	536	547
Total commissions receivable	**8,450**	**7,239**	**2,173**	**1,951**
Payment processing commissions	-1,068	-993	-265	-262
Securities commissions	-208	-146	-69	-46
Other commissions payable	-852	-681	-237	-174
Total commissions payable	**-2,128**	**-1,820**	**-571**	**-482**
Total commissions, net	**6,322**	**5,419**	**1,602**	**1,469**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Payment processing commissions	2,489	2,264	645	579
Brokerage	334	249	86	81
Asset management	1,256	1,065	324	303
Other securities commissions	168	125	44	10
Other commissions receivable	1,155	1,061	278	306
Total commissions receivable	**5,402**	**4,764**	**1,377**	**1,279**
Payment processing commissions	-884	-841	-219	-217
Securities commissions	-150	-103	-48	-34
Other commissions payable	-119	-64	-39	-11
Total commissions payable	**-1,153**	**-1,008**	**-306**	**-262**
Total commissions, net	**4,249**	**3,756**	**1,071**	**1,017**

Note 2. Specification of net profit on financial operations

SEK M	Group		Group	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Capital gains/losses				
Shares and participating interests	286	123	185	69
Interest-bearing securities	3	401	20	-42
Other financial instruments	16	43	1	10
Total	**305**	**567**	**206**	**37**
Unrealized changes in value				
Shares and participating interests	-12	-69	-6	-60
Interest-bearing securities	303	-154	127	148
Other financial instruments	6	-55	-5	0
Total	**297**	**-278**	**116**	**88**
Change in exchange rates	428	487	87	125
Total	**1,030**	**776**	**409**	**250**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Capital gains/losses				
Shares and participating interests	284	100	161	62
Interest-bearing securities	9	408	14	-43
Other financial instruments		1		0
Total	**293**	**509**	**175**	**19**
Unrealized changes in value				
Shares and participating interests	-15	-28	8	-31
Interest-bearing securities	282	-165	116	178
Other financial instruments		0		0
Total	**267**	**-193**	**124**	**147**
Change in exchange rates	451	190	119	41
Total	**1,011**	**506**	**418**	**207**

Note 3. Specification of loan losses, net, and change in the value of property taken over

SEK M	Group		Group	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-988	-1,151	-229	-323
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	519	516	42	85
The period's provisions for anticipated loan losses	-554	-837	-52	-233
Recoveries from previous periods' established loan losses	448	471	105	128
Reversal of provisions for anticipated loan losses	280	270	34	51
The period's net expense	**-295**	**-731**	**-100**	**-292**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-91**	**-144**	**23**	**152**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-118	-115	-33	-35
Recoveries from previous years' established loan losses	13	10	6	3
Allocations/withdrawals from loan loss reserve	21	-7	-1	3
The period's net expense for collectively assessed homogeneous claims	**-84**	**-112**	**-28**	**-29**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-25**	**8**	**6**	**16**
The period's net loan loss expense	**-495**	**-979**	**-99**	**-153**
Change in the value of property taken over	0	-8	0	-2
Total loan losses, net, and change in value of property taken over	**-495**	**- 987**	**-99**	**-155**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-608	-594	-143	-156
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	325	248	31	21
The period's provisions for anticipated loan losses	-250	-414	-64	-192
Recoveries from previous periods' established loan losses	103	124	18	33
Reversal of provisions for anticipated loan losses	92	61	12	11
The period's net expense	**-338**	**-575**	**-146**	**-283**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-63**	**-150**	**60**	**83**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-76	-80	-26	-23
Recoveries from previous years' established loan losses	1	2	0	0
Allocations/withdrawals from loan loss reserve	3	-6	6	7
The period's net expense for collectively assessed homogeneous claims	**-72**	**-84**	**-20**	**-16**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-31**	**-3**	**-23**	**-2**
The period's net loan loss expense	**-504**	**-812**	**-129**	**-218**
Change in the value of property taken over	0	-8	0	-2
Total loan losses, net, and change in value of property taken over	**-504**	**-820**	**-129**	**-220**

Note 4. Claims

(Loans to credit institutions and loans to the public)

SEK M	Group Dec 31 2004	Group Dec 31 2003	Bank Dec 31 2004	Bank Dec 31 2003
Accrued acquisition value (before accounting for provisions)	838,602	831,448	405,533	339,423
Specific provisions for individually assessed claims	-858	-1,341	-624	-787
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-184	-211	-105	-108
Collective provisions for individually assessed claims	-2,820	-3,501	-2,113	-2,050
Total provisions	**-3,862**	**-5,053**	**-2,842**	**-2,945**
Book value	**834,740**	**826,395**	**402,691**	**336,478**
Book value of doubtful claims	1,537	2,304	743	1,015
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	271	396	77	124
Property taken over to protect claims:				
- Buildings and land	1	11	0	0
- Shares and participating interests	12	12	7	7
- Other	2	2	0	0
Total	**15**	**25**	**7**	**7**
Doubtful claims as % of total lending	0.18	0.28	0.18	0.30
Excl. FI-Holding		0.27		
Total provision ratio for doubtful claims, % *	150	131	193	154
Excl. FI-Holding		117		
Provision ratio for individually identified doubtful claims, %	40	40	50	47
Excl. FI-Holding		39		

* Total provision, i.e. all provisions for claims in relation to doubtful claims, gross.

Specification of claims

Sector/Industry SEK M December 31, 2004	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogeneous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which interest is entered as income
Private individuals	368,109	41	203	184	367,681	340	181
Real estate management	142,397	104	221		142,072	198	37
Retail, hotels, restaurants	24,681	98	377		24,206	254	5
Construction	9,395	40	74		9,281	56	0
Manufacturing	21,645	183	541		20,921	224	4
Transportation	11,178	21	86		11,071	52	1
Forestry and agriculture	37,299	27	73		37,199	66	5
Other service businesses	17,095	26	428		16,641	188	36
Other business lending	52,541	287	817		51,437	159	2
Municipalities	13,797				13,797		
Lending	**698,137**	**827**	**2,820**	**184**	**694,306**	**1,537**	**271**
Credit institutions incl. Nat'l Debt Office	59,874	31			59,843	0	
Repurchase agreements - credit institutions incl. Nat'l Debt Office	48,773				48,773		
Repurchase agreements - public	31,818				31,818		
Total lending to credit institutions and the public	**838,602**	**858**	**2,820**	**184**	**834,740**	**1,537**	**271**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On December 31, 2004 the price of the FöreningsSparbanken share was SEK 165.50 and the warrant SEK 2.10.

Derivatives in the Group on December 31, 2004

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	23,559	21,488	11,358	10,560	1,542	1,542	12	11
Derivatives not reported on the balance sheet	44		17					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	27,184	23,164	17,930	13,342	1,569	1,569	10	10
Derivatives not reported on the balance sheet			914					

Ratings, December 31, 2004

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
The Bank	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F1	A	-

* Bank Financial Strength Rating

Financial information

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's website at http://www.fsb.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:
- Interim report January–March 2005 on April 28, 2005
- Interim report January–June 2005 on August 18, 2005
- Interim report January–September 2005 on October 27, 2005

The annual report for 2004 is scheduled to be published around March 23, 2005. It will be made available to the public at FöreningsSparbanken's headquarters at Brunkebergstorg 8 in Stockholm and online at http://www. fsb.se/ir. The annual report will be sent to shareholders upon request.

The Annual General Meeting will be held in Stockholm on April 21, 2005.

Audit report

This year-end report has not been reviewed by the bank's auditors.

Stockholm, February 11, 2005

Jan Lidén
President and Chief Executive Officer

FöreningsSparbanken AB (publ)
Organization no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 5859 0000
www.fsb.se
info@fsb.se

For further information, please contact:

Jan Lidén, President and CEO
Phone + 46 8 585 922 27

Henrik Kolga, Head of Communications
Phone + 46 8 585 927 79, + 46 708 11 13 15

Jonas Blomberg, Head of Investor Relations
Phone + 46 8 585 933 22, + 46 702 650 133



Interim report for FöreningsSparbanken (Swedbank) January – September 2004

October 29, 2004

Continued high profitability and strong profit trend

January – September 2004 in summary:

- Profit for the period rose by 42 percent to SEK 6,708 M (4,719)
- The sale of FI-Holding was finalized and generated a capital gain of SEK 1,270 M
- Excluding capital gains, profit for the period rose by 25 percent to SEK 5,438 M (4,367)
- Operating profit rose by 29 percent to SEK 9,153 M (7,097)
- The return on equity rose to 21.6 percent (16.0)
- Earnings per share rose by 43 percent to SEK 12.74 (8.94)
- Total income rose by 10 percent to SEK 20,144 M (18,270)
- Net interest income rose by 2 percent to SEK 12,350 M (12,105)
- Net commission income rose by 19 percent to SEK 4,973 M (4,177)
- Excluding profit-based staff costs and costs for personnel changes, expenses decreased by 1 percent
- Loan losses decreased by 52 percent to SEK 396 M (832)
- FöreningsSparbanken was named Commercial Bank of the Year for the second consecutive year

Group profit trend January – September 2004

Comparative figures refer to January – September 2003 unless otherwise indicated.

The Group's operating profit for the period January - September 2004 rose by 29 percent to SEK 9,153 M (7,097). Excluding capital gains of SEK 1,270 M on the sale of FI-Holding during the last quarter and SEK 489 M on the sale of shares in Erste Bank in 2003, the increase in operating profit was 19 percent. Income rose by 10 percent to SEK 20,144 M (18,270). Expenses rose by 7 percent to SEK 10,876 M (10,173). Excluding profit-based staff costs and costs for personnel changes, expenses decreased by 1 percent. Loan losses decreased by 52 percent to SEK 396 M (832). The return on equity rose to 21.6 percent (16.0), while earnings per share increased to SEK 12.74 (8.94).

In September the sale of FI-Holding to Kaupthing Bank was finalized. FI-Holding is included in the profit and loss account for the first eight months of the year. This year's third quarter includes a capital gain on the sale of SEK 1,270 M under Other income. Until its divestiture, FI-Holding contributed to operating profit in the amount of SEK 632 M (SEK 624 M for January – September 2003).

Income rose 10 percent

The Group's income rose by SEK 1,874 M or 10 percent to SEK 20,144 M (18,270). Excluding capital gains of SEK 1,270 M on the sale of FI-Holding during the last quarter and SEK 489 M on the sale of shares in Erste Bank in the first half of 2003, income rose by SEK 1,093 M or 6 percent. Net interest income rose by 2 percent or SEK 245 M and net commission income rose by 19 percent or SEK 796 M.

Net interest income

The Group's net interest income amounted to SEK 12,350 M (12,105). In the Swedish Retail operations, net interest income rose by SEK 185 M to SEK 9,308 M (9,123). Net interest income was positively affected by continued increases in lending and deposit volumes. Low interest rates, on the other hand, again had a negative effect on net interest income, mainly in the form of lower deposit margins. Swedbank Markets' net interest income decreased by SEK 40 M. In International Banking, net interest income was unchanged but rose by SEK 150 M excluding FI-Holding. Net interest income in Shared Services & Group Staffs rose by SEK 113 M.

Net commission income rose 19 percent

Net commission income rose by 19 percent or SEK 796 M to SEK 4,973 M (4,177). Higher use of debit and credit cards led to an increase in payment commissions of 17 percent or SEK 244 M to SEK 1,683 M (1,439). Asset management commissions rose by 23 percent or SEK 381 M to SEK 2,011 M (1,630). The increase was due to both strong gains in fund contributions and the appreciation of fund assets from rising stock prices. Higher stock market activity led to a 43 percent jump in brokerage commissions to SEK 299 M (209).

Net profit on financial operations

Net profit on financial operations rose by 15 percent to SEK 626 M (544). Profit from equity trading rose by SEK 44 M, while profit from trading in interest-bearing securities and other financial instruments rose by SEK 59 M. Income from foreign exchange operations decreased by SEK 21 M.

Other income

Other income rose by 57 percent to SEK 2,107 M (1,343). This year's third quarter includes a capital gain of SEK 1,270 M on the sale of FI-Holding, while the second quarter of 2003 includes a capital gain of SEK 489 M on the sale of shares in Erste Bank.

Expenses

The Group's expenses rose by 7 percent or SEK 703 M to SEK 10,876 M (10,173). Excluding profit-based staff costs of SEK 800 M (267) and costs for personnel changes of SEK 244 M (0), expenses decreased by 1 percent.

Staff costs

Staff costs rose to SEK 5,911 M (5,151). In the Swedish operations, staff costs amounted to SEK 5,144 M (4,467). Excluding profit-based staff costs of SEK 672 M (199) and costs for personnel changes of SEK 244 M (0), staff costs decreased by 1 percent or SEK 40 M. Included in profit-based staff costs is an allocation to the employees' profit-sharing system Kopparmyntet, amounting to SEK 435 M (103). In International Banking, staff costs amounted to SEK 767 M (684). Of the increase, SEK 60 M was profit-based staff costs.

Change in the number of Group employees expressed in terms of full-time positions

	Sep 30 2004	Dec 31 2003	Sep 30 2003
Total number of employees	15,183	15,366	15,359
Of which Swedish operations	*9,129*	*9,435*	*9,591*
Of which International banking operations	*6,054*	*5,931*	*5,768*

The number of employees decreased by 153 due to the sale of FI-Holding.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – decreased slightly to SEK 4,965 M (5,022). Depreciation of tangible fixed assets decreased by SEK 82 M to SEK 425 M (507) and amortization of goodwill amounted to SEK 462 M (460).

Lower IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,428 M (1,509). The corresponding expense in the Swedish operations was SEK 1,253 M (1,318).

Loan losses declined

The loan loss level fell to 0.07 percent (0.16). Loan losses declined by 52 percent to SEK 396 M (832). Hansabank's loan losses amounted to SEK 181 M (205). The Group's doubtful claims, gross, amounted to SEK 2,788 M as of September 30, 2004, compared with SEK 3,375 M excluding FI-Holding on December 31, 2003. Loan loss reserves amounted to SEK 3,912 M (5,053). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies improved

The share of profits of associated companies amounted to SEK 281 M (-191). During the quarter BGC Holding was added as an associated company, which affected profit positively by SEK 48 M. The year's share of SpareBank 1 Gruppen's profit refers to the period January-May. Due to a reduced ownership interest, SpareBank 1 Gruppen is no longer consolidated as an associated company as of June 2004. During the second quarter of 2003 the share of profit from SpareBank 1 Gruppen was affected by SEK -311 M due to a goodwill write-off.

Tax expense 20 percent

Consolidated profit before tax amounted to SEK 9,153 M (7,050) and the tax expense was SEK 1,871 M (1,855), corresponding to an effective tax rate of 20 percent (26). The low tax rate in 2004 is mainly due to the fact that the capital gain on the sale of FI-Holding is tax exempt.

Group profit trend in the third quarter

Comparative figures refer to the third quarter of 2003 unless otherwise indicated.

Consolidated operating profit for the third quarter rose by 51 percent or SEK 1,298 M to SEK 3,867 M (2,568). Compared with the previous quarter operating profit rose by SEK 1,204 M. In September the sale of FI-Holding was finalized, which means that FI-Holding is included in consolidated profit through the end of August. The sale resulted in a capital gain of SEK 1,270 M, which is included in the third quarter's profit.

Income

Income rose by 24 percent or SEK 1,434 M to SEK 7,450 M (6,016). Excluding the capital gain from FI-Holding, income rose by 3 percent or SEK 164 M. Compared with the previous quarter income rose by SEK 1,106 M.

Net interest income decreased marginally by SEK 13 M to SEK 4,101 M (4,114). Compared with the second quarter the Group's net interest decreased by SEK 44 M.

Net commission income rose by 12 percent or SEK 184 M to SEK 1,660 M (1,476). Income from payment, lending and asset management operations developed positively. Compared with the previous quarter net commission income decreased by SEK 42 M.

Net profit on financial operations decreased by SEK 8 M to SEK 124 M (132). Compared with the previous quarter net profit on financial operations rose by SEK 10 M.

Other income amounted to SEK 1,566 M (294). The major increase is due to the capital gain on the sale of FI-Holding.

Expenses

Expenses rose by SEK 218 M or 6 percent to SEK 3,584 M (3,366). Profit-based staff costs, including an allocation to the Kopparmyntet profit-sharing fund of SEK 242 M, amounted to SEK 300 M, while costs for personnel changes in the Swedish operations amounted to SEK 155 M. Excluding these items, expenses decreased by 4 percent. Compared with the previous quarter expenses decreased by SEK 41 M.

Loan losses

Loan losses decreased by 29 percent or SEK 47 M to SEK 113 M (160). Compared with the previous quarter loan losses decreased by SEK 7 M.

Share of profits of associated companies

The share of profits of associated companies rose by SEK 59 M to SEK 114 M (55). Compared with the previous quarter the share of profits of associated companies rose by SEK 50 M.

A quarterly profit trend for the Group can be found on page 11.

Interest rate risk

An increase in all market interest rates of one percentage point as of September 30, 2004 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,577 M (1,770). The decrease in the value of positions in SEK would have been SEK 1,424 M (1,445) and positions in foreign currency SEK 153 M (325). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 71 M (276) as of September 30, 2004. Comparative figures refer to December 31, 2003.

Capital adequacy

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.3 percent (10.8) on September 30, of which the primary capital ratio was 7,7 percent (7.2).

The primary capital has during the quarter been affected by the divestiture of the subsidiary FI-Holding in September which increased the primary capital by SEK 1.9 billion and by continued buy-backs of the bank's own shares which decreased the primary capital by SEK 1.7 billion.

The risk-weighted amount for credit risks decreased during the quarter to SEK 517 billion (562). The change is primarily attributable to the divestiture of FI-Holding which decreased risk-weighted assets by SEK 67 billion. The risk-weighted amount for market risks decreased by SEK 3.6 billion due to the sale of FI-Holding but increased in the Bank with the same amount, mainly due to increased volumes.

Primary capital as of September 30 includes the first half year's profit after deducting the estimated dividend.

Specification of capital adequacy

SEK M	Sep 30 2004	Dec 31 2003	Sep 30 2003
Primary capital	41,777	42,158	41,849
Supplementary capital	21,893	24,848	25,837
Less shares, etc.	-2,966	-4,282	-4,920
Expanded portion of capital base	800	971	991
Capital base	**61,504**	**63,695**	**63,757**
Risk-weighted amount for credit risks	516,668	561,860	553,343
Risk-weighted amount for market risks	26,216	25,660	29,171
Total risk-weighted amount	**542,884**	**587,520**	**582,514**
Capital adequacy ratio, %	11.3	10.8	11.0
Primary capital ratio, %	7.7	7.2	7.2

As of September 30, 2004 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, BoStocken AB, Aktia Sparbank Abp in Finland and First Securities A/S in Norway. The Group's insurance companies are not included according to the capital adequacy rules for financial groups.

Business volumes

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 591 billion (557) as of September 30, 2004, an increase of SEK 34 billion or 6 percent since the beginning of the year. Customers' deposits, excluding repurchase agreements (repos), rose by SEK 10 billion or 4 percent to SEK 285 billion (275). Deposits in SEK amounted to SEK 218 billion (222) and deposits in foreign currency to SEK 67 billion (53). Robur's share of net contributions in the Swedish mutual fund market was 23 percent (18) for the first nine months of 2004. For new household deposits, the market share was 18.1 percent during the period January – August, compared with 23.8 percent for the full-year 2003. The market share for issued

volumes of equity linked retail bonds during the first nine months developed positively and increased to 20.2 percent (18.7).

Savings and investments, the Group

SEK billion	Sep 30 2004	Dec 31 2003	Change %	Sep 30 2003
Deposits from the public				
Households	141.8	135.4	4.7	139.9
Other	76.3	87.0	-12.3	76.9
Households, foreign currency	19.5	16.7	16.8	16.0
Of which Hansabank	*19.4*	*16.7*	*16.2*	*15.8*
Other, foreign currency	47.7	35.8	33.2	40.7
Of which Hansabank	*23.8*	*20.4*	*16.7*	*19.3*
Subtotal	**285.3**	**274.9**	**3.8**	**273.5**
Discretionary asset management *	22.5	22.6	-0.4	23.9
Fund management	272.8	248.6	9.7	231.6
Retail bonds, interest-bearing	1.5	2.9	-48.3	2.8
Retail bonds, equity linked	9.3	7.6	22.4	6.7
Unit-linked insurance	41.0	37.0	10.8	35.2
Less unit-linked insurance in own companies	*-41.0*	*- 37.0*	*- 10.8*	*- 34.7*
Total	**591.4**	**556.6**	**6.3**	**539.0**

* excluding investments in Robur's funds

Lending

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 865 billion (906). Credit exposure in the Swedish market has risen by SEK 17 billion since December 31, 2003 and decreased in other markets by SEK 58 billion, mainly due to the divestiture of FI-Holding.

Lending, the Group

SEK billion	Sep 30 2004	Dec 31 2003	Change %	Sep 30 2003
Private individuals	359.2	337.5	6.4	328.0
Of which Spintab	*293.9*	*273.6*	7.4	*267.0*
Real estate management	139.4	136.7	2.0	131.2
Retail, hotels, restaurants	23.8	23.1	3.0	21.8
Construction	9.7	10.1	-4.3	10.3
Manufacturing	21.0	19.9	5.4	20.2
Transportation	10.8	10.4	4.3	10.2
Forestry and agriculture	36.4	34.5	5.4	33.9
Other service businesses	17.0	16.9	0.8	18.1
Other business lending	49.2	49.9	-1.4	51.5
Municipalities *)	13.5	14.2	-5.1	14.0
Total lending to the public	**680.0**	**653.2**	**4.1**	**639.2**
FI-Holding		67.9		66.9
Total	**680.0**	**721.1**	**-5.7**	**706.1**
Credit institutions incl. Nat'l Debt Office	59.4	54.7	8.7	49.4
Repurchase agreements (repos)	96.5	50.6	90.5	79.8
Total lending	**835.9**	**826.4**	**1.1**	**835.3**
Of which lending to the public by:				
Hansabank	*48.8*	*39.3*	24.1	*35.9*

*) Not including municipal companies.

The Group's lending to the public excluding FI-Holding rose by SEK 27 billion or 4 percent. In the Swedish operations, lending rose to SEK 631 billion (614). Lending by Hansabank amounted to SEK 49 billion (39). The increase was not affected by fluctuations in exchange rates. Consumer loans amounted to SEK 359 billion (337), an increase of approximately SEK 22 billion or 6 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab, which rose by SEK 20 billion or 7 percent to SEK 294 billion. Business loans amounted to SEK 307 billion (302), an increase of SEK 5 billion or 2 percent from the beginning of the year.

FöreningsSparbanken's subsidiary Spintab, including its subsidiary Jordbrukskredit, consolidated its position as Sweden's leading mortgage lender with a market share of 31 percent (31) as of August 31, 2004,

Payments

Card payments

FöreningsSparbanken has 3 million bank cards in issue in the Swedish market. The trend toward greater card use is continuing. Compared with the corresponding period of 2003 the number of card purchases s rose by 18 percent and the number of card transactions cleared climbed 19 percent.

Giro payments

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers in the Swedish market with giro accounts is 2.7 million (2.6), of whom 1.2 million (1.0) are Internet-based. Comparative figures refer to September 30, 2003.

Electronic payments

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payment. A total of 262 companies in Sweden offer the service, compared with 149 on September 30, 2003. The number of e-bills is rising steadily. During the period January-September, 728,000 e-bills were sent, compared with 546,000 in the corresponding period of 2003.

Other

FöreningsSparbanken named Commercial Bank of the Year

For the second consecutive year FöreningsSparbanken was named Commercial Bank of the Year in the business magazine Affärsvärlden's Financial Barometer survey. The Barometer, Sweden's largest independent survey of the banking, financial services and insurance market, was conducted among financial managers and other key employees of over 2,700 companies and organizations in Sweden with more than 200 employees and/or SEK 200 million in revenues

Share repurchase

Within the framework of the authorization received from this year's Annual General Meeting, the Board of Directors resolved on May 3 to repurchase a maximum of 26 million of the Bank's shares through the end of 2004, corresponding to approximately 5 percent of all shares in the Bank. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

Share repurchases began on June 18. Through September 30, 13 million shares, representing 2.5 percent of the shares outstanding, had been repurchased for a total of SEK 1.9 billion.

Application of accounting principles

The interim report is prepared according to the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim reports. The report complies with the same accounting principles as the most recent annual report with the exception of changes owing to the application of the Swedish Financial Accounting Standards Council's new recommendation RR 29 Employee Benefits.

The recommendation, which entered into force on January 1, 2004, details how various forms of employee compensation should be reported and, for the FöreningsSparbanken Group, affects the valuation and reporting of the Group's defined-benefit pension commitments. The change in accounting principle took effect on January, 1 2004, due to which the opening shareholders' balance has been restated. Comparative figures may not be restated according to the recommendation

Valued in accordance with RR 29, the Group's opening balance of Other liabilities rises by SEK 1,537 M, consisting of pension debt, assets under management, payroll tax allocations and deferred income tax. The Group's opening balance of Other assets is reduced by SEK 26 M for the change in the share of equity in associated companies. The Group's opening shareholders' equity balance is thereby reduced by SEK 1,563 M.

Based on the conditions that existed at year-end, the reported pension cost for 2004 is expected to be the same in the Group as if it had been reported according to the previous method. Settlement of pensions within appropriations is no longer reported.

The recommendation requires the Group to clarify the assumptions that serve as the basis for its calculation. The valuation is based on, among other things, the following annual assumptions: cap on wage increases 3.25 percent; increase in basic income amount 2.5 percent; inflation 2.0 percent; debt is discounted by 4.9 percent, and the anticipated long-term return on assets held separately to cover pension commitments is estimated, after tax on returns and expenses, at 5.0 percent.

Transition to new accounting standard

As of 2005 listed companies in the EU will prepare their consolidated accounts according to IASB's accounting standards (IFRS or IAS). An accounting standard issued by IASB will not become mandatory until the EU has approved its application. The recommendations that the EU has adopted to date do not result in any material changes in the current accounting principles and therefore are not expected to have a significant effect on profits and shareholders' equity.

However, IASB amended its consolidated accounting recommendations during the first quarter of 2004 effective January 1, 2005. The change is not expected to have a significant transitional effect on the Group's shareholders' equity. On the other hand, it will mean an end to the amortization of goodwill. Instead goodwill write-offs will be assessed on a continuous basis. If the rule had applied during the period January-September 2004, consolidated operating profit would have improved by SEK 504 M due to the absence of goodwill amortization.

The EU has not yet adopted recommendations on disclosures (IAS 32) and valuation rules (IAS 39) for financial assets and liabilities. The changes primarily affect the opportunity to value financial assets and liabilities at fair value instead of accrued acquisition value. Since the final wording of IAS 39 that the EU will adopt is unclear, the consequences of the transition on profits and shareholders' equity cannot be accurately estimated.

Preparations for the harmonization of the accounting principles to IAS 39 have been made as far as possible. The Group's project to harmonize to IASB's accounting standards is progressing according to plan.

Key ratios for the Group

	Jan-Sep 2004	Jan-Sep 2003	Full-year 2003
Return on equity, %	21.6	16.0	15.9
Return on equity, % [1]	20.6		
Return on total equity, %	1.15	0.93	0.94
Earnings per share, SEK [2]	12.74	8.94	12.02
Earnings per share after dilution, SEK [3]	12.74	8.94	12.01
Equity per share, SEK [2]	79.90	76.26	79.42
Equity per share after dilution, SEK [3]	79.88	76.24	79.39
C/I ratio before loan losses	0.53	0.57	0.57
C/I ratio after loan losses	0.55	0.61	0.61
Capital adequacy ratio, %	11.3	11.0	10.8
Primary capital ratio, %	7.7	7.2	7.2
Loan loss ratio, net, %	0.07	0.16	0.14
Share of doubtful claims, %	0.21	0.27	0.28
Provision ratio for doubtful claims, % [4]	140	138	131
No. of shares outstanding at end of period	514,643,829	527,808,843	527,808,843
Avg. no. of shares outstanding during the year	526,321,385	527,808,843	527,808,843
[1] The capital gain from FI-Holding has been excluded in the calculation of the full-year figure			
[2] No. of shares in calculation	526,321,385	527,808,843	527,808,843
[3] No. of shares after dilution	526,406,769	527,977,435	528,027,504
[4] See Note 4			

Operational profit and loss account, the Group [1]

SEK M	Jan-Sep 2004	Jan-Sep 2003	%	Q3 2004	Q3 2003	%	Full-year 2003
Interest receivable	*32,911*	*36,335*	*-9*	*10,320*	*11,543*	*-11*	*47,755*
Interest payable	*-20,561*	*-24,230*	*-15*	*-6,219*	*-7,429*	*-16*	*-31,554*
Net interest income	12,350	12,105	2	4,101	4,114	0	16,201
Dividends received	88	101	-13	5	2		105
Commissions receivable	*6,629*	*5,589*	*19*	*2,236*	*1,974*	*13*	*7,661*
Commissions payable	*-1,656*	*-1,412*	*17*	*-576*	*-498*	*16*	*-1,922*
Net commission income	4,973	4,177	19	1,660	1,476	12	5,739
Net profit on financial operations	626	544	15	124	132	-6	801
Other operating income	2,107	1,343	57	1,560	292		1,607
Total income	**20,144**	**18,270**	**10**	**7,450**	**6,016**	**24**	**24,453**
General administrative expenses							
- Staff costs excl. profit-based costs	-5,111	-4,884	5	-1,706	-1,650	3	-6,571
- Profit-based staff costs	-800	-267		-300	-102		-407
- Other	-4,078	-4,055	1	-1,299	-1,303	0	-5,585
Total general administrative expenses	-9,989	-9,206	9	-3,305	-3,055	8	-12,563
Depreciation and write-off of tangible fixed assets	-425	-507	-16	-132	-158	-16	-664
Amortization of goodwill	-462	-460	0	-147	-153	-4	-614
Total expenses	**-10,876**	**-10,173**	**7**	**-3,584**	**-3,366**	**6**	**-13,841**
Profit before loan losses	**9,268**	**8,097**	**14**	**3,866**	**2,650**	**46**	**10,612**
Loan losses, net, including change in value of property taken over	-396	-832	-52	-113	-160	-29	-987
Reversal of write-off of financial fixed assets		23			23		55
Share of profit/loss of associated companies	281	-191		114	55		-116
Operating profit	**9,153**	**7,097**	**29**	**3,867**	**2,568**	**51**	**9,564**
Settlement of pensions		-47			3		-19
Tax	-1,871	-1,855	1	-600	-669	-10	-2,567
Minority interest	-574	-476	21	-185	-166	11	-635
Profit for the period	**6,708**	**4,719**	**42**	**3,082**	**1,736**	**78**	**6,343**
Earnings per share, SEK [2]	12.74	8.94	42	5.87	3.29	78	12.02
Earnings per share after dilution, SEK [2]	12.74	8.94	42	5.87	3.29	78	12.01

[1] The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 20 and 21.

[2] See key ratios on page 9 for number of shares

Quarterly profit trend for the Group

SEK M	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	4,101	4,145	4,104	4,096	4,114	3,958	4,033	3,886
Net commission income	1,660	1,702	1,611	1,562	1,476	1,401	1,300	1,439
Net profit on financial operations	124	114	388	257	132	218	194	188
Other income	1,565	383	247	268	294	871	279	277
Total income	**7,450**	**6,344**	**6,350**	**6,183**	**6,016**	**6,448**	**5,806**	**5,790**
Staff costs	-1,706	-1,696	-1,709	-1,687	-1,650	-1,623	-1,611	-1,680
Profit-based staff costs	-300	-213	-287	-140	-102	-63	-102	-106
Other expenses	-1,578	-1,716	-1,671	-1,841	-1,614	-1,723	-1,685	-1,671
Total expenses	**-3,584**	**-3,625**	**-3,667**	**-3,668**	**-3,366**	**-3,409**	**-3,398**	**-3,457**
Profit before loan losses	**3,866**	**2,719**	**2,683**	**2,515**	**2,650**	**3,039**	**2,408**	**2,333**
Loan losses, net incl. change in value of property taken over	-113	-120	-163	-155	-160	-282	-390	-360
Reversal of write-off of financial fixed assets				32	23			
Share of associated companies' profit/loss	114	64	103	75	55	-211	-35	-125
Operating profit	**3,867**	**2,663**	**2,623**	**2,467**	**2,568**	**2,546**	**1,983**	**1,848**

Business area report

SEK M January - September	Swedish Retail Operations 2004	2003	Swedbank Markets 2004	2003	Asset Management and Insurance 2004	2003	International Banking 2004	2003	Shared Services and Group Staffs 2004	2003	Eliminations 2004	2003
Net interest income	9,308	9,123	659	699	25	34	2,268	2,270	78	-35	12	14
Net commission income	2,572	2,169	468	416	1,020	850	881	736	36	7	-4	-1
Financial transactions, net	92	92	293	171	2	11	136	216	103	54		
Other income	662	471	56	89	28	24	1,514	155	2,191	3,102	-2,256	-2,397
Total income	**12,634**	**11,855**	**1,476**	**1,375**	**1,075**	**919**	**4,799**	**3,377**	**2,408**	**3,128**	**-2,248**	**-2,384**
Staff costs	-3,367	-2,890	-453	-405	-204	-193	-767	-684	-1,166	-1,024	46	45
IT expenses	-496	-555	-154	-185	-66	-58	-117	-109	-616	-717	563	635
Other expenses	-3,236	-3,101	-233	-238	-167	-156	-429	-425	-766	-850	1,639	1,704
Depreciation/amortization	-164	-185	-8	-12	-178	-178	-332	-367	-205	-225		
Total expenses	**-7,263**	**-6,731**	**-848**	**-840**	**-615**	**-585**	**-1,645**	**-1,585**	**-2,753**	**-2,816**	**2,248**	**2,384**
Profit before loan losses	**5,371**	**5,124**	**628**	**535**	**460**	**334**	**3,154**	**1,792**	**-345**	**312**		
Loan losses	-239	-694	7	-13			-181	-288	17	163		
Reversal of write-down of financial fixed assets										23		
Share of associated companies' profit/loss	157	82	-2	-10			120	-275	6	12		
Operating profit/loss	**5,289**	**4,512**	**633**	**512**	**460**	**334**	**3,093**	**1,229**	**-322**	**510**		
Return on allocated equity, %	20.8	19.8	25.2	23.6	29.3	18.2	35.6	6.7	neg.	45.0		
C/I ratio before loan losses	0.57	0.57	0.57	0.61	0.57	0.64	0.34	0.47	1.14	0.9		
Full-time employees	6,669	6,989	554	568	251	264	6,054	5,932	1,655	1,606		

Business area accounting principles

The business area report is based on FöreningsSparbanken's organization and internal accounts.

Market-based compensation is applied between business areas, while all costs for IT, other shared services and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish interbank demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

Swedish Retail operations

Swedish Retail operations include customer responsibility for private and commercial customers, organizations, municipalities and county councils in Sweden as well as the Bank's own distribution channels in the form of branches, ATM's, and the telephone and Internet banks. Also included are the Customer Offerings and Products unit (including the subsidiaries Spintab, FSB Finans, Kundinkasso and EnterCard), partly owned Swedish banks, private banking operations in Luxembourg, FöreningsSparbanken Fastighetsbyrå (real estate brokerage), FöreningsSparbanken Juristbyrå (legal services), the treasury operations of Spintab (responsible for funding mortgage lending operations) and a net interest hedge arranged by treasury management within the Parent Company on behalf of Retail Operations.

The branch network in Sweden is organized in 75 local banks in six regions throughout the country. With 496 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 289 branches. The branch network is

complemented by 216 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at another 818 post offices.

Approximately 2.2 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.7 million, of whom approximately 1.6 million were private customers, or 27 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. Approximately 41 percent of business customers in Sweden use the Internet bank.

Profit trend

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	9,308	9,123	3,272	3,001	3,035	3,165	3,049	3,030
Net commission income	2,572	2,169	859	879	834	814	812	712
Financial transactions, net	92	92	27	31	34	30	35	30
Other income	662	471	243	218	201	182	149	187
Total income	**12,634**	**11,855**	**4,401**	**4,129**	**4,104**	**4,191**	**4,045**	**3,959**
Staff costs	-3,367	-2,890	-1,231	-1,051	-1,085	-1,014	-956	-971
IT expenses	-496	-555	-178	-165	-153	-179	-187	-185
Other expenses	-3,236	-3,101	-1,051	-1,120	-1,065	-1,190	-1,048	-1,022
Depreciation/amortization	-164	-185	-55	-54	-55	-55	-57	-62
Total expenses	**-7,263**	**-6,731**	**-2,515**	**-2,390**	**-2,358**	**-2,438**	**-2,248**	**-2,240**
Profit before loan losses	**5,371**	**5,124**	**1,886**	**1,739**	**1,746**	**1,753**	**1,797**	**1,719**
Loan losses	-239	-694	-76	-82	-81	-132	-100	-291
Share of associated companies' profit/loss	157	82	93	24	40	7	34	24
Operating profit/loss	**5,289**	**4,512**	**1,903**	**1,681**	**1,705**	**1,628**	**1,731**	**1,452**
Tax	-1,494	-1,264	-529	-488	-477	-455	-490	-394
Minority interest	-3	-5	-1	-1	-1	4	-3	0
Profit for the period	**3,792**	**3,243**	**1,373**	**1,192**	**1,227**	**1,177**	**1,238**	**1,058**
Allocated equity	24,325	21,806	24,325	24,325	24,325	21,806	21,806	21,806
Return on allocated equity, %	20.8	19.8	22.6	19.6	20.2	21.6	22.7	19.4
Income items								
Income from external customers	11,815	11,197	4,133	3,844	3,838	3,960	3,831	3,733
Income from transactions with other segments	819	658	268	285	266	231	214	226
Business volumes, SEK billion								
Lending	619	590	619	614	601	602	590	576
Deposits	242	238	242	245	237	238	238	228
Mutual funds & insurance	186	155	186	185	183	165	155	153
Other investment volume	8	10	8	8	12	11	10	10
Shares and participations in associated companies, SEK billion	1	1	1	1	1	1	1	1
Risk-weighted volume, SEK billion	417	384	417	406	398	390	384	384
Total assets, SEK billion	704	661	704	689	675	653	661	648
Total liabilities, SEK billion	680	639	680	665	651	631	639	626
Full-time employees	6,669	6,989	6,669	6,722	6,843	7,049	6,989	7,018

Operating profit amounted to SEK 5,289 M, an increase of SEK 777 M or 17 percent from the previous year.

Income rose by SEK 779 M or 7 percent to SEK 12,634 M mainly through higher payment, mutual fund and insurance commissions as well as the acquisition of EnterCard, whose income amounted to SEK 185 M.

Expenses increased by SEK 532 M or 8 percent to SEK 7,263 M mainly due to increased profit-based compensation, costs for personnel changes and the acquisition of EnterCard.

Loan losses amounted to SEK 239 M, a decrease of SEK 455 M or 66 percent compared with the previous year. The loan loss ratio was 0.05 percent (0.16). The return on allocated equity was 21 percent (20).

Operating profit for the third quarter was SEK 222 M or 13 percent higher than the second quarter mainly due to improved net interest income in Spintab.

The number of full-time positions was reduced by 320 compared with the previous year and by 53 compared with the previous quarter.

Swedbank Markets

Swedbank Markets comprises Investment Banking and Merchant Banking as well as responsibility for financial institutions. In addition to operations in Sweden, the business area includes the international branches in Oslo, London and New York, First Securities in Norway and the representative office in Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets, as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as the Internet bank and Telephone bank.

Profit trend

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	659	699	105	274	280	144	348	151
Net commission income	468	416	148	151	169	206	124	151
Financial transactions, net	293	171	123	60	110	168	13	69
Other income	56	89	13	33	10	9	14	66
Total income	**1,476**	**1,375**	**389**	**518**	**569**	**527**	**499**	**437**
Staff costs	-453	-405	-148	-145	-160	-152	-131	-129
IT expenses	-154	-185	-47	-48	-59	-45	-54	-67
Other expenses	-233	-238	-75	-83	-75	-70	-78	-84
Depreciation/amortization	-8	-12	-2	-3	-3	-3	-4	-4
Total expenses	**-848**	**-840**	**-272**	**-279**	**-297**	**-270**	**-267**	**-284**
Profit before loan losses	**628**	**535**	**117**	**239**	**272**	**257**	**232**	**153**
Loan losses	7	-13	-3	20	-10	-4	-4	0
Share of associated companies' profit/loss	-2	-10	-5	1	2	3	-6	4
Operating profit	**633**	**512**	**109**	**260**	**264**	**256**	**222**	**157**
Tax	-178	-141	-32	-72	-74	-74	-61	-43
Profit for the period	**455**	**371**	**77**	**188**	**190**	**182**	**161**	**114**
Allocated equity	2,405	2,093	2,405	2,405	2,405	2,093	2,093	2,093
Return on allocated equity, %	25.2	23.6	12.8	31.3	31.6	34.8	30.8	21.8
Income items								
Income from external customers	1,262	1,157	324	446	492	439	427	365
Income from transactions with other segments	214	218	65	72	77	88	72	72
Business volumes, SEK billion								
Lending	12	12	12	14	14	12	12	14
Deposits				0	1			0
Mutual funds & insurance	1	1	1	1	1	1	1	1
Other investment volume	11	7	11	10	10	8	7	6
Shares and participations in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	44	40	44	57	45	37	40	45
Total assets, SEK billion	307	253	307	319	276	232	253	246
Total liabilities, SEK billion	305	251	305	317	274	230	251	244
Full-time employees	554	568	554	544	536	535	568	562

Swedbank Markets' operating profit amounted to SEK 633 M, an increase of SEK 121 M or 24 percent from the previous year. In Investment banking, income rose by 14 percent or SEK 77 M to SEK 636 M (559). In fixed income and foreign exchange trading, income fell by 4 percent or SEK 29 M to SEK 752 M (781).

The return on allocated equity rose to 25 percent (24).

Operating profit for the third quarter was SEK 151 M or 58 percent lower than the second quarter, mainly due to poorer market conditions and lower customer activity in equity, fixed income and foreign exchange trading.

Asset Management and Insurance

Asset Management and Insurance comprises the Robur Group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Profit trend

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	25	34	7	7	11	11	8	3
Net commission income	1,020	850	351	338	331	318	301	278
Financial transactions, net	2	11	-4	3	3	-3	3	16
Other income	28	24	9	9	10	11	8	1
Total income	**1,075**	**919**	**363**	**357**	**355**	**337**	**320**	**298**
Staff costs	-204	-193	-70	-65	-69	-55	-65	-62
IT expenses	-66	-58	-23	-25	-18	-20	-21	-19
Other expenses	-167	-156	-55	-55	-57	-79	-41	-65
Depreciation/amortization	-178	-178	-60	-59	-59	-60	-59	-59
Total expenses	**-615**	**-585**	**-208**	**-204**	**-203**	**-214**	**-186**	**-205**
Profit before loan losses	**460**	**334**	**155**	**153**	**152**	**123**	**134**	**93**
Operating profit	**460**	**334**	**155**	**153**	**152**	**123**	**134**	**93**
Tax	-120	-94	-39	-38	-43	-34	-38	-26
Profit for the period	**340**	**240**	**116**	**115**	**109**	**89**	**96**	**67**
Allocated equity	1,547	1,759	1,547	1,547	1,547	1,759	1,759	1,759
Return on allocated equity, %	29.3	18.2	30.0	29.7	28.2	20.2	21.8	15.2
Income items								
Income from external customers	2,111	1,788	702	708	701	662	629	624
Income from transactions with other segments	-1,036	-869	-339	-351	-346	-325	-309	-326
Business volumes, SEK billion								
Mutual funds & insurance	273	232	273	274	270	249	232	224
Other investment volume	22	24	22	21	22	22	24	24
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	46	40	46	46	46	42	40	39
Total liabilities, SEK billion	44	38	44	44	44	40	38	37
Full-time employees	251	264	251	253	257	256	264	255

Operating profit amounted to SEK 460 M, an increase of SEK 126 M or 38 percent from the previous year. The improvement is due to a higher volume of assets under management, primarily resulting from higher stock prices.

The return on allocated equity in 2004 was 29 percent (18).

Operating profit was unchanged compared with the previous quarter.

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the period January-September totaled SEK 11.8 billion, compared with SEK 10.7 billion in the corresponding period of 2003. Of net contributions, SEK 3.2 billion (3.0) was from premium pension investments and SEK 2.3 billion (1.6) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 272 billion on September 30, 2004, compared with SEK 249 billion on December 31, 2003. The change is due to an appreciation in the value of fund assets of SEK 11 billion, mainly from rising stock prices during the year. After net fund contributions of approximately SEK 12 billion, the increase in fund assets during the period was SEK 23 billion. Institutional asset management operations managed SEK 43 billion (41), of which SEK 21 billion (18) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 23 percent (17) during the period January-September 2004. Its share of assets under management in the fund market was 28 percent (28) on June 30, 2004.

Fund management	**Sep 30 2004**	**Dec 31 2003**	**Sep 30 2003**
Assets under management (SEK billion)	272	249	232
Of which: Swedish equities, %	*28.8*	*27.4*	*26.3*
Foreign equities, %	*34.8*	*36.3*	*35.4*
Interest-bearing securities, %	*36.4*	*36.3*	*38.3*
Number of customers (thousands)	2,797	2,776	2,762
Unit-linked insurance			
Assets under management (SEK billion)	41.0	37.0	35.2
Of which in Robur funds	*41.0*	*37.0*	*34.7*
Number of policies (thousands)	726	680	676
Discretionary asset management			
Assets under management (SEK billion)	43	41	38
Of which in Robur funds	*21*	*18*	*14*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 4.4 billion (3.5) during the period January-September 2004. Robur Försäkring's assets under management amounted to SEK 41.0 billion as of September 30, 2004, against SEK 37.0 billion on December 31, 2003.

The market share for new unit-linked insurance was 14 percent (13) on June 30, 2004. Robur Försäkring had 726,000 (676,000) policies as of September 30, in addition to around 1 million group life insurance policies.

Fund management results

Practically all of Robur's equity funds posted positive returns during the first half year. Its Swedish funds rose in value by 12 percent, while its public savings funds returned 8 percent. Robur's blend funds, which invest in both equities and fixed income instruments, posted a return of 5-6 percent during the first half year, while its Swedish fixed income funds generated a return of 2-4 percent.

Equity funds that invest in Sweden and the Nordic region outperformed their comparative indexes, while international equity funds performed weaker than their indexes. Blend funds slightly outperformed their indexes, while fixed income funds slightly underperformed theirs.

Morningstar's average rating on Robur's funds as of September 30 was 3.4 on a scale of 1 to 5, its highest rating ever.

International Banking

The International Banking business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark (through August 2004) and Aktia of Finland. The sale of FI-Holding was finalized during the quarter, producing a capital gain of SEK 1,270 M. Due to the reduced ownership interest in SpareBank 1 Gruppen, it is no longer consolidated as an associated company as of June 2004.

In January 2004 Hansabank acquired the Lithuanian insurance company Lietuvos Draudimo Gyvybes Draudimas (LDGD). The purchase price amounted to approximately SEK 170 M. Hansabank has signed an agreement to acquire the Russian bank Kvestbank in Moscow. A permit to acquire the bank is expected to be granted in the first quarter of 2005.

Profit trend

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	2,268	2,270	715	777	776	799	748	743
Net commission income	881	736	291	330	260	266	249	258
Financial transactions, net	136	216	-49	32	153	48	87	56
Other income	1,514	155	1,349	128	37	26	40	75
Total income	**4,799**	**3,377**	**2,306**	**1,267**	**1,226**	**1,139**	**1,124**	**1,132**
Staff costs	-767	-684	-246	-272	-249	-276	-220	-237
IT expenses	-117	-109	-39	-43	-35	-48	-35	-37
Other expenses	-429	-425	-136	-150	-143	-173	-146	-146
Depreciation/amortization	-332	-367	-99	-114	-119	-113	-119	-121
Total expenses	**-1,645**	**-1,585**	**-520**	**-579**	**-546**	**-610**	**-520**	**-541**
Profit before loan losses	**3,154**	**1,792**	**1,786**	**688**	**680**	**529**	**604**	**591**
Loan losses	-181	-288	-47	-62	-72	-52	-103	-93
Share of associated companies' profit/loss	120	-275	24	33	63	45	24	-244
Operating profit	**3,093**	**1,229**	**1,763**	**659**	**671**	**522**	**525**	**254**
Tax	-283	-312	-37	-148	-98	-89	-78	-167
Minority interest	-563	-474	-181	-176	-206	-158	-164	-144
Profit for the period	**2,247**	**443**	**1,545**	**335**	**367**	**275**	**283**	**-57**
Allocated equity	8,406	8,790	8,406	8,406	8,406	8,790	8,790	8,790
Return on allocated equity, %	35.6	6.7	73.5	15.9	17.5	12.5	12.9	neg.
Income items								
Income from external customers	4,799	3,377	2,306	1,267	1,226	1,139	1,124	1,132
Business volumes, SEK billion								
Lending	49	103	49	114	110	107	103	104
Deposits	43	35	43	42	40	37	35	35
Shares and participating interests in associated companies, SEK billion	1	1	1	1	1	1	1	1
Risk-weighted volume, SEK billion	77	147	77	145	155	149	147	152
Total assets, SEK billion	76	137	76	153	149	144	137	142
Total liabilities, SEK billion	68	128	68	145	141	135	128	133
Full-time employees	6,054	5,932	6,054	6,103	6,110	5,931	5,932	5,926

Operating profit amounted to SEK 3,093 M, an increase of SEK 1,864 M or 152 percent from the previous year. Including the capital gain, FI-Holding accounted for SEK 1,123 M of the profit increase. SpareBank 1 Gruppen's contribution to operating profit improved by SEK 438 M. Hansabank's operating profit amounted to SEK 1,253 M, an increase of SEK 292 M or 30 percent from the previous year.

Income in Hansabank rose by SEK 345 M or 14 percent compared with the previous year to SEK 2,789 M. Expenses rose by SEK 75 M or 6 percent to SEK 1,356 M. Hansabank's acquisition of LDGD (the insurance company Lietuvos Draudimo Gyvybes Draudimas) has affected income by SEK 34 M and expenses by SEK 17 M. Loan losses decreased by SEK 23 M to SEK 181 M.

For Hansabank, the return on allocated equity was 29 percent (22).

Compared with the previous quarter Hansabank's operating profit improved by SEK 28 M or 7 percent.

The number of full-time employees rose by 281 compared with the previous year. The increase is due to the acquisition of LDGD.

Shared Services and Group Staffs

Shared Services and Group Staffs comprises IT and other shared services, Group Staffs and the Group's own insurance company (Sparia). The business area also includes a limited number of loan loss provisions that are not reported by units with customer responsibility.

Profit trend

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	78	-35	-2	82	-2	-25	-39	22
Net commission income	36	7	22	-2	16	-42	-9	12
Net profit on financial operations	103	54	27	-12	88	14	-6	47
Other income	2,191	3,102	711	739	741	755	874	1,343
Total income	**2,408**	**3,128**	**758**	**807**	**843**	**702**	**820**	**1,424**
Staff costs	-1,166	-1,024	-323	-395	-448	-344	-395	-303
IT expenses	-616	-717	-225	-191	-200	-240	-233	-254
Other expenses	-766	-850	-225	-249	-292	-185	-237	-308
Depreciation/amortization	-205	-225	-63	-72	-70	-80	-72	-76
Total expenses	**-2,753**	**-2,816**	**-836**	**-907**	**-1,010**	**-849**	**-937**	**-941**
Profit/loss before loan losses	**-345**	**312**	**-78**	**-100**	**-167**	**-147**	**-117**	**483**
Loan losses	17	163	13	4	0	33	47	102
Reversal of write-off of financial fixed assets		23				32	23	
Share of associated companies' profit/loss	6	12	2	6	-2	20	3	5
Operating profit/loss	**-322**	**510**	**-63**	**-90**	**-169**	**-62**	**-44**	**590**
Appropriations		-47				28	3	-20
Tax	204	-44	36	147	21	-60	-2	-52
Minority interest	-8	3	-3	-2	-3	-5	1	-2
Profit/loss for the period	**-126**	**422**	**-30**	**55**	**-151**	**-99**	**-42**	**516**
Allocated equity	638	1,251	638	638	638	1,251	1,251	1,251
Return on allocated equity, %	neg.	45.0	neg.	34.5	neg.	neg.	neg.	165.0
Income items								
Income from external customers	405	925	62	187	156	124	151	663
Income from transactions with other segments	2,000	2,203	693	620	687	578	669	761
Business volumes, SEK billion								
Lending	0	1	0	0	1	0	1	1,
Risk-weighted volume, SEK billion	5	6	5	6	7	6	6	5
Total assets, SEK billion	86	63	86	75	85	64	63	66
Total liabilities, SEK billion	85	62	85	74	84	63	62	65
Full-time employees	1,655	1,606	1,655	1,667	1,637	1,595	1,606	1,589

The business area reported an operating loss of SEK 322 M, a decrease of SEK 832 M compared with the previous year and an improvement of SEK 27 M compared with the previous quarter. The change year-to-year is mainly due to a capital gain of SEK 489 M on the sale of the shareholding in Erste Bank in 2003 and a decrease in loan loss reversals of SEK 146 M.

Eliminations

SEK M	Jan-Sep 2004	Jan-Sep 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income	12	14	4	4	4	2	0	9
Net commission income	-4	-1	-11	6	1	0	-1	-10
Other income	-2,256	-2,397	-760	-744	-752	-715	-791	-801
Total income	**-2,248**	**-2,384**	**-767**	**-734**	**-747**	**-713**	**-792**	**-802**
Staff costs	46	45	12	19	15	14	15	16
IT expenses	563	635	207	168	188	188	202	223
Other expenses	1,639	1,704	548	547	544	511	575	563
Total expenses	**2,248**	**2,384**	**767**	**734**	**747**	**713**	**792**	**802**
Business volumes, SEK billion								
Mutual funds & insurance	-187	-155	-187	-186	-184	-166	-155	-154
Other investment volume	-8	-7	-8	-8	-9	-8	-7	-7
Total assets, SEK billion	-215	-144	-215	-190	-176	-133	-144	-109
Total liabilities, SEK billion	-215	-144	-215	-190	-176	-133	-144	-109

Profit and loss account, the Group [1)]

SEK M	Jan-Sep 2004	Jan-Sep 2003	%	Q3 2004	Q3 2003	%	Full-year 2003
Interest receivable	*32,851*	*36,295*	*-9*	*10,300*	*11,532*	*-11*	*47,701*
Interest payable	*-20,602*	*-24,279*	*-15*	*-6,232*	*-7,443*	*-16*	*-31,615*
Net interest income	12,249	12,016	2	4,068	4,089	-1	16,086
Dividends received	87	100	-13	6	1		104
Commissions receivable	*6,277*	*5,288*	*19*	*2,115*	*1,867*	*13*	*7,239*
Commissions payable	*-1,557*	*-1,338*	*16*	*-543*	*-470*	*16*	*-1,820*
Net commission income (Note 1)	4,720	3,950	19	1,572	1,397	13	5,419
Net profit on financial operations (Note 2)	621	526	18	131	124	6	776
Other operating income	2,066	1,324	56	1,540	289		1,591
Total income	**19,743**	**17,916**	**10**	**7,317**	**5,900**	**24**	**23,976**
General administrative expenses							
- Staff costs	-5,897	-5,115	15	-2,003	-1,741	15	-6,937
- Other	-4,005	-3,979	1	-1,279	-1,281	0	-5,516
Total general administrative expenses	-9,902	-9,094		-3,282	-3,022	9	-12,453
Depreciation and write-off of tangible fixed assets	-424	-507	-16	-132	-159	-17	-664
Amortization of goodwill	-462	-460	0	-147	-153	-4	-614
Total expenses	**-10,788**	**-10,061**	**7**	**-3,561**	**-3,334**	**7**	**-13,731**
Profit before loan losses	**8,955**	**7,855**	**14**	**3,756**	**2,566**	**46**	**10,245**
Loan losses (Note 3)	-396	-832	-52	-113	-160	-29	-987
Reversal of write-off of financial fixed assets		23			23		55
Share of profit/loss of associated companies	281	-191		114	55		-116
Operating profit in banking operations	**8,840**	**6,855**	**29**	**3,757**	**2,484**	**51**	**9,197**
Operating profit in insurance operations	313	242	29	110	84	31	367
Profit before appropriations and tax	**9,153**	**7,097**	**29**	**3,867**	**2,568**	**51**	**9,564**
Appropriations		-47			3		-19
Tax	-1,871	-1,855	1	-600	-669	-10	-2,567
Minority interest	-574	-476	21	-185	-166	11	-635
Profit for the period	**6,708**	**4,719**	**42**	**3,082**	**1,736**	**78**	**6,343**
Earnings per share, SEK [2)]	12.74	8.94	42	5.87	3.29	78	12.02
Earnings per share after dilution, SEK [2)]	12.74	8.94	42	5.87	3.29	78	12.01

[1)] Prepared according to the instructions of the Financial Supervisory Authority
[2)] See key ratios on page 9 for number of shares

Profit and loss account, the Bank

SEK M	Jan-Sep 2004	Jan-Sep 2003	%	Q3 2004	Q3 2003	%	Full-year 2003
Interest receivable	*12,521*	*14,098*	*-11*	*3,977*	*4,514*	*-12*	*18,316*
Interest payable	*-7,177*	*-8,736*	*-18*	*-2,311*	*-2,626*	*-12*	*-11,216*
Net interest income	5,344	5,362		1,666	1,888	-12	7,100
Dividends received	2,539	321		2,179	2		5,515
Commissions receivable	*4,025*	*3,485*	*15*	*1,344*	*1,233*	*9*	*4,764*
Commissions payable	*-847*	*-746*	*14*	*-296*	*-262*	*13*	*-1,008*
Net commission income (Note 1)	3,178	2,739	16	1,048	971	8	3,756
Net profit on financial operations (Note 2)	593	299	98	277	41		506
Other operating income	1,577	1,252	26	1,106	250		1,528
Total income	**13,231**	**9,973**	**33**	**6,276**	**3,152**	**99**	**18,405**
General administrative expenses							
- Staff costs	-4,739	-4,056	17	-1,645	-1,397	18	-5,466
- Other	-3,158	-3,152	0	-991	-1,007	-2	-4,324
Total general administrative expenses	-7,897	-7,208	10	-2,636	-2,404	10	-9,790
Depreciation and write-off of tangible fixed assets	-261	-312	-16	-82	-97	-15	-409
Amortization of goodwill	-76	-76		-26	-26		-101
Total expenses	**-8,234**	**-7,596**	**8**	**-2,744**	**-2,527**	**9**	**-10,300**
Profit before loan losses	**4,997**	**2,377**		**3,532**	**625**		**8,105**
Loan losses (Note 3)	-375	-600	-38	-116	-106		-820
Write-off of financial fixed assets	-21	-311	-93				-447
Reversal of write-off of financial fixed assets	7	23			23		55
Profit before appropriations and tax	**4,608**	**1,489**		**3,416**	**542**		**6,893**
Appropriations	6	-47		-3	3		-568
Tax	-282	-311	-9	-23	-129	-82	-1,728
Profit for the period	**4,332**	**1,131**		**3,390**	**416**		**4,597**

Balance sheet

SEK M	Group			Bank		
	Sep 30 2004	Dec 31 2003	Sep 30 2003	Sep 30 2004	Dec 31 2003	Sep 30 2003
Loans to credit institutions (Note 4)	131,838	76,643	102,153	212,668	124,423	151,370
Loans to the public (Note 4)	704,111	749,752	733,116	210,674	212,055	208,689
Interest-bearing securities	72,562	77,174	76,595	84,550	81,908	84,207
- Financial fixed assets	*948*	*1,233*	*1,373*	*270*	*802*	*864*
- Financial current assets	*71,614*	*75,941*	*75,222*	*84,280*	*81,106*	*83,343*
Assets in insurance operations	42,868	38,199	36,369			
Other assets	52,967	60,566	61,910	63,284	77,983	72,863
Total assets	**1,004,346**	**1,002,334**	**1,010,143**	**571,176**	**496,369**	**517,129**
Amounts owed to credit institutions	82,411	95,441	108,059	125,577	115,756	137,034
Deposits and borrowings from the public	293,170	283,616	283,743	248,870	235,498	237,722
Debt securities in issue	431,119	442,103	433,888	73,400	42,471	34,269
Liabilities in the insurance operations	42,909	38,082	36,253			
Other liabilities	81,898	69,149	74,597	67,520	48,708	56,944
Subordinated liabilities	27,775	26,826	28,346	22,696	20,180	21,353
Minority interests	3,012	5,198	5,005			
Untaxed reserves				7,940	7,940	7,391
Shareholders' equity	42,052	41,919	40,252	25,173	25,816	22,416
Total liabilities, provisions and shareholders' equity	**1,004,346**	**1,002,334**	**1,010,143**	**571,176**	**496,369**	**517,129**
Assets pledged for own liabilities	116,218	97,730	73,957	74,741	60,290	38,251
Other assets pledged	15,412	11,988	49,155	15,308	11,984	49,151
Contingent liabilities	24,672	22,188	22,370	27,856	25,017	24,726
Commitments	4,316,775	3,283,527	3,179,266	4,078,379	2,973,326	2,881,068

Change in shareholders' equity

SEK M	Group			Bank		
	Restricted equity	Non-restricted equity	Total sharehold-ers' equity	Restricted equity	Non-restricted equity	Total sharehold-ers' equity
Opening balance Jan. 1, 2003	29,234	9,368	38,602	18,484	5,704	24,188
Transfers between restricted and non-restricted equity	903	-903		643	-643	
Dividend		-2,903	-2,903		-2,903	-2,903
Group contributions					-92	-92
Tax reduction due to Group contributions paid					26	26
Translation difference		-183	-183			
Exchange rate difference subsidiary and associated company financing		60	60			
Profit for the year		6,343	6,343		4,597	4,597
Closing balance December 31, 2003	**30,137**	**11,782**	**41,919**	**19,127**	**6,689**	**25,816**
Change in accounting principle for RR 29 Employee benefits	**-24**	**-1,539**	**-1,563**			
Adjusted opening balance Jan. 1, 2004	**30,113**	**10,243**	**40,356**	**19,127**	**6,689**	**25,816**
Transfers between restricted and non-restricted equity	-475	475		-595	595	
Share repurchase		-1,940	-1,940		-1,940	-1,940
Dividend		-3,035	-3,035		-3,035	-3,035
Translation difference		-201	-201			
Exchange rate difference subsidiary and associated company financing		164	164			
Profit for the period		6,708	6,708		4,332	4,332
Closing balance Sept. 30, 2004	**29,638**	**12,414**	**42,052**	**18,532**	**6,641**	**25,173**

Statement of cash flows

SEK M	Group		Bank	
January – September	**2004**	**2003**	**2004**	**2003**
Liquid assets at beginning of year *	**66,241**	**58,569**	**52,240**	**47,087**
Operating activities				
Operating profit	9,153	7,097	4,608	1,489
Adjustments for non-cash items	-390	2,272	6,721	7,939
Taxes	-1,138	-1,444	-1,003	-1,005
Change in receivables from credit institutions	-7,910	23,014	-38,089	-9,896
Change in loans to the public	-25,506	-36,093	-2,283	-3,085
Change in holdings of securities classified as current assets	-2,539	-10,452	-6,463	-11,131
Change in deposits and borrowings from the public, including retail bonds	18,040	16,055	22,687	13,551
Change in amounts owned to credit institutions	-792	17,788	15,448	46,174
Change in other assets and liabilities, net	198	-8,230	3,995	-7,181
Cash flow from operating activities	**-10,884**	**10,007**	**5,621**	**36,855**
Investing activities				
Purchase of fixed assets	-3,622	-1,289	-4,169	-3,019
Sale of fixed assets	10,072	2,017	10,217	1,581
Cash flow from investing activities	**6,450**	**728**	**6,048**	**-1,438**
Financing activities				
Issuance of interest-bearing securities	174,632	148,607	3,699	349
Redemption of interest-bearing securities	-172,774	-124,678	-342	-300
Change in other funding	40,012	-19,351	18,854	-21,736
Dividend paid	-3,035	-2,903	-3,035	-2,903
Share repurchase	-1,940		-1,940	
Cash flow from financing activities	**36,895**	**1,675**	**17,236**	**-24,590**
Cash flow for the period	**32,461**	**12,410**	**28,905**	**10,827**
Exchange rate differences in liquid assets	53	-308		
Liquid assets in divested company	-7,551			
Liquid assets at end of period*	**91,204**	**70,671**	**81,145**	**57,914**
* of which securities pledged for OMHEX, etc.				
At beginning of period	3,207	4,800	3,207	4,800
At end of period	2,736	2,461	2,736	2,461

Note 1. Specification of net commission income

SEK M	Group		Group	
	Jan – Sep 2004	**Jan – Sep 2003**	**Q3 2004**	**Q3 2003**
Payment processing commissions	2,486	2,170	883	773
Brokerage	299	209	72	79
Asset management	1,722	1,404	581	509
Other securities commissions	125	123	44	39
Other commissions receivable	1,645	1,382	535	467
Total commissions receivable	**6,277**	**5,288**	**2,115**	**1,867**
Payment processing commissions	-803	-731	-295	-242
Securities commissions	-139	-100	-39	-35
Other commissions payable	-615	-507	-209	-193
Total commissions payable	**-1,557**	**-1,338**	**-543**	**-470**
Total commissions, net	**4,720**	**3,950**	**1,572**	**1,397**

SEK M	Bank		Bank	
	Jan – Sep 2004	Jan – Sep 2003	Q3 2004	Q3 2003
Payment processing commissions	1,844	1,685	650	600
Brokerage	248	168	59	65
Asset management	932	762	309	279
Other securities commissions	124	115	44	39
Other commissions receivable	877	755	282	250
Total commissions receivable	**4,025**	**3,485**	**1,344**	**1,233**
Payment processing commissions	-665	-624	-243	-204
Securities commissions	-102	-69	-29	-24
Other commissions payable	-80	-53	-24	-34
Total commissions payable	**-847**	**-746**	**-296**	**-262**
Total commissions, net	**3,178**	**2,739**	**1,048**	**971**

Note 2. Specification of net profit on financial operations

SEK M	Group		Group	
	Jan – Sep 2004	Jan – Sep 2003	Q3 2004	Q3 2003
Capital gains/losses				
Shares and participating interests	101	54	-23	81
Interest-bearing securities	-17	443	257	148
Other financial instruments	15	33	14	19
Total	**99**	**530**	**248**	**248**
Unrealized changes in value				
Shares and participating interests	-6	-9	46	-40
Interest-bearing securities	176	-302	-143	-153
Other financial instruments	11	-55	12	43
Total	**181**	**-366**	**-85**	**-150**
Change in exchange rates	341	362	-32	26
Total	**621**	**526**	**131**	**124**

SEK M	Bank		Bank	
	Jan – Sep 2004	Jan – Sep 2003	Q3 2004	Q3 2003
Capital gains/losses				
Shares and participating interests	123	38	-10	72
Interest-bearing securities	-5	451	295	169
Other financial instruments		1	0	0
Total	**118**	**490**	**285**	**241**
Unrealized changes in value				
Shares and participating interests	-23	3	31	-35
Interest-bearing securities	166	-343	-144	-117
Other financial instruments		0	0	0
Total	**143**	**-340**	**-113**	**-152**
Change in exchange rates	332	**149**	105	-48
Total	**593**	**299**	**277**	**41**

Note 3. Specification of loan losses, net, and change in the value of property taken over

SEK M	Group		Group	
	Jan – Sep 2004	Jan – Sep 2003	Q3 2004	Q3 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-759	- 828	-229	-208
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	477	431	122	71
The period's provisions for anticipated loan losses	-502	- 604	-121	-91
Recoveries from previous periods' established loan losses	343	343	110	110
Reversal of provisions for anticipated loan losses	246	219	81	55
The period's net expense	**-195**	**- 439**	**-37**	**-63**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-114**	**- 296**	**-54**	**-54**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-85	- 80	-28	-29
Recoveries from previous years' established loan losses	7	7	3	2
Allocations/withdrawals from loan loss reserve	22	- 10	22	-11
The period's net expense for collectively assessed homogeneous claims	**-56**	**- 83**	**-3**	**-38**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-31**	**- 8**	**-19**	**-5**
The period's net loan loss expense	**-396**	**- 826**	**-113**	**-160**
Change in the value of property taken over	0	- 6	0	0
Total loan losses, net, and change in value of property taken over	**-396**	**- 832**	**-113**	**-160**

SEK M	Bank		Bank	
	Jan – Sep 2004	Jan – Sep 2003	Q3 2004	Q3 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-465	- 438	-130	-110
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	294	227	69	38
The period's provisions for anticipated loan losses	-186	- 222	-61	-39
Recoveries from previous periods' established loan losses	85	91	20	25
Reversal of provisions for anticipated loan losses	80	50	24	12
The period's net expense	**-192**	**- 292**	**-78**	**-74**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-123**	**- 233**	**-20**	**0**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-50	- 57	-17	-22
Recoveries from previous years' established loan losses	1	2	0	1
Allocations/withdrawals from loan loss reserve	-3	- 13	3	-7
The period's net expense for collectively assessed homogeneous claims	**-52**	**- 68**	**-14**	**-28**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-8**	**- 1**	**-4**	**-4**
The period's net loan loss expense	**-375**	**- 594**	**-116**	**-106**
Change in the value of property taken over	0	- 6	0	0
Total loan losses, net, and change in value of property taken over	**-375**	**- 600**	**-116**	**-106**

Note 4. Claims

(Loans to credit institutions and loans to the public)

SEK M	Group Sep 30 2004	Dec 31 2003	Sep 30 2003	Bank Sep 30 2004	Dec 31 2003	Sep 30 2003
Accrued acquisition value (before accounting for provisions)	839,861	831,448	840,316	426,229	339,423	362,937
Specific provisions for individually assessed claims	-858	-1,341	-1,206	-603	-787	-630
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-184	-211	-209	-111	-108	-115
Collective provisions for individually assessed claims	-2,870	-3,501	-3,632	-2,173	-2,050	-2,133
Total provisions	**-3,912**	**-5,053**	**-5,047**	**-2,887**	**-2,945**	**-2,878**
Book value	**835,949**	**826,395**	**835,269**	**423,342**	**336,478**	**360,059**
Book value of doubtful claims	1,746	2,304	2,231	877	1,015	1,103
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	309	396	543	80	124	127
Property taken over to protect claims:						
- Buildings and land	4	11	12	0	0	1
- Shares and participating interests	11	12	14	7	7	10
- Other	2	2	2	0	0	0
Total	**17**	**25**	**28**	**7**	**7**	**11**
Doubtful claims as % of total lending	0.21	0.28	0.27	0.21	0.30	0.31
Total provision ratio for doubtful claims, % *	140	131	138	181	154	156
Provision ratio for individually identified doubtful claims, %	38	40	39	45	47	40

* Total provision, i.e. all provisions for claims in relation to doubtful claims, gross.

Specification of claims

Sector/Industry SEK M September 30, 2004	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogeneous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which interest is entered as income
Private individuals	359,615	40	183	184	359,208	353	207
Real estate management	139,929	149	336		139,444	274	44
Retail, hotels, restaurants	24,253	95	415		23,743	105	5
Construction	9,792	30	67		9,695	61	0
Manufacturing	21,747	204	577		20,966	224	3
Transportation	10,945	21	84		10,840	85	1
Forestry and agriculture	36,542	48	83		36,411	75	5
Other service businesses	17,499	33	478		16,988	182	2
Other business lending	50,075	232	647		49,196	387	42
Municipalities	13,504				13,504		
Lending	**683,901**	**852**	**2,870**	**184**	**679,995**	**1,746**	**309**
Credit institutions incl. Nat'l Debt Office	59,470	6			59,464	0	
Repurchase agreements - credit institutions incl. Nat'l Debt Office	72,680				72,680		
Repurchase agreements - public	23,810				23,810		
Total lending to credit institutions and the public	**839,861**	**858**	**2,870**	**184**	**835,949**	**1,746**	**309**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On September 30, 2004 the price of the FöreningsSparbanken share was SEK 151 and the warrant SEK 1.61.

Derivatives in the Group on September 30, 2004

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	18,730	17,232,	6,979	6,156	1,167	1,167	38	37
Derivatives not reported on the balance sheet	46		4					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	20,724	18,534	11,138	8,221	1,228	1,228	31	31
Derivatives not reported on the balance sheet			1,213					

Ratings, September 30, 2004

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
The Bank	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F1	A	-

* Bank Financial Strength Rating

Financial information

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's website at http://www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:
- Year-end report for 2004 on February 11, 2005
- Interim report January–March 2005 on April 29, 2005

The Annual General Meeting will be held in Stockholm on April 21, 2005.

Audit report

This interim report has not been reviewed by the Bank's auditors.

Stockholm, October 29, 2004

Jan Lidén
President and Chief Executive Officer

FöreningsSparbanken AB (publ)
Organization no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel: +46 8 5859 0000
www.foreningssparbanken.se
info@foreningssparbanken.se

For further information, please contact:

Jan Lidén, President and CEO, Acting CFO
Phone + 46 8 585 922 27

Henrik Kolga, Head of Communications
Phone + 46 8 585 927 79, + 46 708 11 13 15

Jonas Blomberg, Head of Investor Relations
Phone + 46 8 585 933 22, + 46 702 650 133



Interim report for FöreningsSparbanken (Swedbank) January – June 2004

August 18, 2004

Continued strong results

First half year in summary:

- Profit for the period rose by 22 percent to SEK 3,626 M (2,983)
- Operating profit rose by 17 percent to SEK 5,286 M (4,529)
- The return on equity rose to 17.6 percent (15.3)
- Earnings per share rose by 22 percent to SEK 6.87 (5.65)
- Total income rose by 4 percent to SEK 12,694 M (12,254)
- Net interest income rose by 3 percent to SEK 8,249 M (7,991)
- Net commission income rose by 23 percent to SEK 3,313 M (2,701)
- Net profit on financial operations rose by 22 percent to SEK 502 M (412)
- Expenses excluding profit-based staff costs increased by 2 percent
- Loan losses decreased by 58 percent to SEK 283 M (672)
- A share repurchase program has begun
- An agreement was signed on the sale of FI-Holding

Profit trend for the Group in the first half year

Comparative figures refer to the first half year 2003 unless otherwise indicated.

The Group's operating profit for the first half year 2004 rose by 17 percent to SEK 5,286 M (4,529). Income rose by 4 percent to SEK 12,694 M (12,254), while expenses rose by 7 percent to SEK 7,292 M (6,807). Excluding profit-based staff costs, the increase was 2 percent. Loan losses decreased by 58 percent to SEK 283 M, against SEK 672 M for the first half year 2003. The return on equity rose to 17.6 percent (15.3), while earnings per share increased to SEK 6.87 (5.65).

Income rose 4 percent

The Group's income rose by SEK 440 M or 4 percent and amounted to SEK 12,694 M (12,254). Excluding the capital gain of SEK 489 M on the sale of shares in Erste Bank in the first half year 2003, income rose by SEK 929 M or 8 percent. Net interest income rose by 3 percent or SEK 258 M mainly due to higher lending volumes. Net commission income rose by 23 percent or SEK 612 M mainly from higher fund management and payment commissions. Net profit on financial operations rose by SEK 90 M mainly due to trading in equities and other financial instruments.

Net interest income

The Group's net interest income during the first half year amounted to SEK 8,249 M (7,991). In the Swedish Retail operations, net interest income amounted to SEK 6,036 M (6,074), a marginal decrease of SEK 38 M. Net interest income was affected positively by a further rise in volumes, mainly in mortgage loans and deposits. Low interest rates, on the other hand, had a negative effect on net interest income, mainly in the form of lower deposit margins. Successful trading in interest-bearing securities by Swedbank Markets raised net interest income by SEK 203 M. In International Banking, net interest income rose by SEK 31 M. Net interest income in Shared Services and Group Staffs increased by SEK 76 M.

Net commission income rose 23 percent

Net commission income rose by 23 percent or SEK 612 M to SEK 3,313 M (2,701). Higher use of debit and credit cards led to an increase in payment commissions of SEK 187 M or 21 percent to SEK 1,095 M (908). Asset management commissions rose by 29 percent or SEK 296 M to SEK 1,334 M. The increase was due to both strong gains in fund contributions and the appreciation of fund assets due to rising stock prices. Higher stock market activity led to a 75-percent jump in brokerage commissions to SEK 227 M.

Net profit on financial operations

Net profit on financial operations amounted to SEK 502 M (412). Profit from trading in equities and other financial instruments rose by SEK 153 M, while income from foreign exchange operations rose by SEK 38 M. Profit from trading in interest-bearing securities decreased by SEK 101 M.

Other income

Other income amounted to SEK 547 M (1,051) during the first half year. The second quarter of 2003 included a capital gain of SEK 489 M on the sale of shares in Erste Bank.

Expenses

The Group's expenses rose by SEK 485 M or 7 percent to SEK 7,292 M (6,807). Of this total, SEK 500 M (165) related to profit-based staff costs. Excluding these costs, expenses increased by 2 percent.

Staff costs

Staff costs rose to SEK 3,905 M (3,399). In the Swedish operations, staff costs amounted to SEK 3,384 M (2,935). Of the increase, SEK 309 M was attributable to profit-based staff costs. Excluding these expenses, staff costs in the Swedish operations climbed SEK 140 M or 5 percent due to contractual wage increases, among other things. In International Banking, staff costs amounted to SEK 521 M (464). Of the increase, SEK 26 M was profit-based staff costs.

Change in the number of Group employees expressed in terms of full-time positions

	June 30 2004	Dec 31 2003	June 30 2003
Total number of employees	15,289	15,366	15,350
of which Swedish operations	*9,186*	*9,435*	*9,424*
of which International banking operations	*6,103*	*5,931*	*5,926*

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – decreased slightly to SEK 3,387 M (3,408). Depreciation of tangible fixed assets decreased by SEK 56 M to SEK 293 M (349) and amortization of goodwill amounted to SEK 315 M (307) for the first half year.

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first half year, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,066 M (1,161). The corresponding expense in the Swedish operations was SEK 934 M (1,015).

Loan losses declined

The loan loss level for the first half year 2004 fell to 0.07 percent (0.19). Loan losses declined by 58 percent to SEK 283 M (672). FI-Holding's loan losses amounted to SEK 21 M (60) and Hansabank's to SEK 113 M (125). The Group's doubtful claims, gross, amounted to SEK 3,497 M as of June 30, 2004, against SEK 3,862 M on December 31, 2003. Loan loss reserves amounted to SEK 5,007 M (5,053). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies improved

The share of profits of associated companies amounted to SEK 167 M (-246). The share of SpareBank 1 Gruppen's profit was SEK 13 M (-383) after profit improvements by Bank 1 Oslo and Odin Förvaltning. The year's share of SpareBank 1 Gruppen's loss refers to the period January-May. Due to reduced ownership interest, SpareBank 1 Gruppen is no longer consolidated as an associated company as of June 2004. During the second quarter of 2003 the share of profit from SpareBank 1 Gruppen was affected by SEK -311 M for a write-off of goodwill.

Tax expense 24 percent

Consolidated profit before tax amounted to SEK 5,286 M (4,479) and the tax expense was SEK 1,271 M (1,186), or an effective tax rate of 24 percent (26). The relatively low tax rates are mainly due to a different tax base in the Baltic states.

Profit trend for the Group in the second quarter

Operating profit for the second quarter rose by SEK 117 M or 5 percent compared with the second quarter of 2003 and amounted to SEK 2,663 M (2,546). Compared with the previous quarter operating profit rose by SEK 40 M.

Income

Income declined by SEK 104 M or 2 percent to SEK 6,344 M (6,448) compared with the second quarter of 2003. The second quarter of 2003 included a capital gain of SEK 489 M from the sale of shares in Erste Bank. Excluding the capital gain, income rose by 7 percent. Compared with the previous quarter income was unchanged.

Net interest income rose by SEK 187 M or 5 percent to SEK 4,145 M (3,958) compared with the second quarter of 2003. The improvement is mainly attributable to Swedbank Markets' fixed income trading. Compared with the previous quarter net interest income rose by SEK 41 M.

Net commission income rose by SEK 301 M or 21 percent to SEK 1,702 M (1,401) compared with the second quarter of 2003. Income from payment, lending and asset management operations developed positively. Compared with the previous quarter net commission income rose by SEK 91 M. The increase is mainly due to higher lending and payment commissions.

Net profit on financial operations decreased by SEK 104 M or 48 percent to SEK 114 M (218). Compared with the previous quarter net profit on financial operations decreased by SEK 274 M.

Other income decreased by SEK 488 M or 56 percent to SEK 383 M (871) compared with the second quarter of 2003. The second quarter of 2003 included a capital gain of SEK 489 M from the sale of shares in Erste Bank. Compared with the previous quarter other income rose by SEK 136 M mainly due to share dividends received.

Expenses

Expenses rose by SEK 216 M or 6 percent to SEK 3,625 M (3,409) compared with the second quarter of 2003. The change is mainly due to higher profit-based staff costs. Compared with the previous quarter expenses decreased by SEK 42 M.

Loan losses

Loan losses decreased by SEK 162 M or 57 percent to SEK 120 M (282) compared with the second quarter of 2003. Compared with the previous quarter loan losses decreased by SEK 43 M.

Share of profits of associated companies

Compared with the second quarter of 2003 the share of profits of associated companies increased by SEK 275 M to SEK 64 M (-211). The second quarter 2003 was affected by a write-down of goodwill related to SpareBank 1 Gruppen of SEK 311 M. Compared with the previous quarter the share of profits of associated companies decreased by SEK 39 M.

A quarterly profit trend for the Group can be found on page 12.

Interest rate risk

An increase in all market interest rates by one percentage point as of June 30, 2004 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,670 M (1,770). The decrease in the value of positions in SEK would have been SEK 1,435 M (1,445) and positions in foreign currency SEK 235 M (325). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 329 M (276) as of June 30, 2004. Comparative figures refer to December 31, 2003.

Capital adequacy

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.3 percent (10.8) on June 30, of which the primary capital ratio was 6.8 percent (7.2).

During the first quarter of 2004 primary capital decreased by nearly SEK 1.6 billion due to the effects of the application of recommendation RR 29, Employee benefits. In March FöreningsSparbanken issued primary capital certificates amounting to GBP 200 million, equivalent to approximately SEK 2.7 billion.

During the second quarter primary capital decreased due to the exercise of a call option on shares in FI-Holding as an element in the company's sale as well as to FöreningsSparbanken's share repurchase.

Due to the reduced ownership interest in Sparebank 1 Gruppen, the company is no longer consolidated in the financial companies group as of June 30. Although the transaction reduced primary capital and the risk-weighted amount, its effect on FöreningsSparbanken's primary capital ratio and capital adequacy ratio as a whole is limited.

The risk-weighted amount for credit risks rose to SEK 585 billion (562) during the first half year. The change is primarily attributable to higher volumes for Swedbank Markets and higher lending by Spintab and Hansabank. The risk-weighted amount for market risks rose by SEK 3 billion to SEK 29 billion, mainly due to higher volumes.

Primary capital as of June 30 includes the first half year's profit after deducting the estimated dividend.

Specification of capital adequacy

SEK M	June 30 2004	Dec 31 2003	June 30 2003
Primary capital	41,726	42,158	41,666
Supplementary capital	23,521	24,848	27,246
Less shares, etc.	-2,919	-4,282	-4,965
Expanded portion of capital base	780	971	1,030
Capital base	**63,108**	**63,695**	**64,977**
Risk-weighted amount for credit risks	585,101	561,860	551,780
Risk-weighted amount for market risks	28,695	25,660	30,856
Total risk-weighted amount	**613,796**	**587,520**	**582,636**
Capital adequacy ratio, %	10.3	10.8	11.2
Primary capital ratio, %	6.8	7.2	7.2

As of June 30, 2004 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, BoStocken AB, Aktia Sparbank Abp in Finland and First Securities A/S in Norway. The Group's insurance companies are not included according to the capital adequacy rules for financial groups.

Business volumes

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 591 billion (557) as of June 30, 2004, an increase of SEK 34 billion or 6 percent since the beginning of the year. Customers' deposits, excluding repurchase agreements (repos), rose by SEK 12 billion or 4 percent to SEK 287 billion (275). Deposits in SEK amounted to SEK 223 billion (222) and deposits in foreign currency to SEK 64 billion (53). Robur's share of net contributions in the Swedish mutual fund market was 23 percent (19) for the first half year 2004. For new household deposits, the market share was 12.9 percent, against 23.8 percent for the full-year 2003.

Savings and investments, the Group

SEK billion	June 30 2004	Dec 31 2003	6-month change	June 30 2003
Deposits from the public				
Households	137.8	135.4	2.4	135.6
Other	85.7	87.0	-1.3	78.0
Households, foreign currency	18.9	16.7	2.2	15.9
of which Hansabank	*18.9*	*16.7*	*2.2*	*15.7*
Other, foreign currency	44.8	35.8	9.0	33.3
of which Hansabank	*23.1*	*20.4*	*2.7*	*19.2*
Subtotal	**287.2**	**274.9**	**12.3**	**262.8**
Discretionary asset management *	20.4	22.6	- 2.2	23.0
Fund management	273.6	248.6	25.0	223.9
Retail bonds, interest-bearing	1.5	2.9	- 1.4	2.8
Retail bonds, equity linked	8.7	7.6	1.1	6.4
Unit-linked insurance	41.6	37.0	4.6	34.2
Less unit-linked insurance in own companies	- 41.6	- 37.0	- 4.6	- 33.7
Total	**591.4**	**556.6**	**34.8**	**519.4**

* excluding investments in Robur's funds

Lending

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 976 billion (906). Credit exposure in the Swedish market has risen since December 31, 2003 by SEK 32 billion and in other markets by SEK 38 billion.

The Group's lending to the public amounted to SEK 742 billion (721) as of June 30, an increase of SEK 21 billion or 3 percent from the beginning of the year. In the Swedish operations, lending rose to SEK 628 billion (614). Lending by Hansabank and FI-Holding amounted to SEK 114 billion (107). Of the change, SEK 1 billion was attributable to changes in exchange rates. Consumer loans amounted to SEK 352 billion (337), up approximately SEK 15 billion or 4 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab arranged through the Swedish branch network.

FöreningsSparbanken's subsidiary Spintab consolidated its position as Sweden's leading mortgage lender with a market share of 31 percent (31) as of June 30, 2004, including FöreningsSparbanken Jordbrukskredit.

Lending, the Group

SEK billion	June 30 2004	Dec 31 2003	6-month change	June 30 2003
Private individuals	351.8	337.5	14.3	321.4
of which Spintab	*288.1*	*273.6*	*14.5*	*261.6*
Real estate management	154.7	153.0	1.7	146.6
Retail, hotels, restaurants	28.0	27.6	0.4	26.8
Construction	10.5	10.9	-0.4	11.1
Manufacturing	50.9	49.5	1.4	51.0
Transportation	15.7	15.5	0.2	14.9
Forestry and agriculture	35.9	34.8	1.1	33.1
Other service businesses	26.9	18.1	8.8	19.4
Other business lending	53.9	60.0	-6.1	57.2
Municipalities *)	13.5	14.2	-0.7	13.6
Total lending to the public	**741.8**	**721.1**	**20.7**	**695.1**
Credit institutions incl. Nat'l Debt Office	90.6	54.7	35.9	68.0
Repurchase agreements (repos)	70.4	50.6	19.8	91.7
Total lending	**902.8**	**826.4**	**76.4**	**854.8**
Of which lending to the public by:				
Hansabank	*45.8*	*39.3*	*6.5*	*33.6*
FI-Holding	*67.7*	*67.9*	*-0.2*	*70.2*

*) Not including municipal companies.

Payments

Card payments

FöreningsSparbanken has 3 million bank cards in issue in the Swedish market. The trend toward increased card use is continuing. Compared with the first half of 2003 the number of card purchases by the Bank's customers rose by 18 percent and the number of card transactions cleared climbed 20 percent.

Giro payments

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers in the Swedish market with giro accounts is 2.6 million (2.7), of whom 1.2 million (1.0) are Internet-based. Comparative figures refer to June 30, 2003.

Electronic payments

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payment. A total of 256 companies in Sweden offer the service, compared with 141 on June 30, 2003. The number of e-bills is rising steadily. During the first half year 466,000 e-bills were sent, compared with 349,000 in the first half year 2003.

Other

Agreement to sell FI-Holding

In June FöreningsSparbanken signed an agreement to sell all the shares in FI-Holding to Kaupthing Búnadarbanki hf. The sale is conditional on Kaupthing obtaining the necessary regulatory clearances and financing. As an element in the transaction, FöreningsSparbanken in June exercised its options to acquire the remaining shares in FI-Holding from the other co-owners. The acquisition cost was nearly SEK 2.4 billion. FI-Holding is thereafter a wholly owned subsidiary of FöreningsSparbanken.

The sale of FI-Holding generates a total of SEK 11.9 billion (DKK 9.7 billion) for FöreningsSparbanken, and the transaction is expected to result in a consolidated tax-exempt capital gain of SEK 1.3 billion. The gain is expected to be included in profit for the year's third quarter.

FI-Holding, which is included in the International Banking business area, had total assets of nearly SEK 84 billion as of June 30, 2004. Operating profit for the first half year was SEK 483 M (424). FöreningsSparbanken's profit for the period was affected by SEK 271 M (214) by the holding in FI-Holding.

The acquisition in June of the remaining shares in FI-Holding negatively affected FöreningsSparbanken's primary capital ratio by 0.4 percentage points, while the sale during the third quarter is expected to improve the primary capital ratio by 1.5 percentage points.

Share repurchase

Within the framework of the authorization received from this year's Annual General Meeting, the Board of Directors resolved on May 3 to repurchase a maximum of 26 million of the Bank's shares through the end of 2004, corresponding to approximately 5 percent of all shares in the Bank. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

Share repurchases began on June 18. Through June 30, 1,650,717 shares had been repurchased for a total of SEK 237.6 M.

Reduced ownership interest in Sparebank 1 Gruppen

In May FöreningsSparbanken sold 85,932 shares in Sparebank 1 Gruppen, thereby reducing its ownership interest in the Norwegian banking group from 25 percent to 19.5 percent. The capital gain amounted to SEK 10 M. Due to the reduced ownership interest, SpareBank 1 Gruppen is no longer consolidated as an associated company as of June 2004.

The cooperation agreement with SpareBank 1 is not affected by the sale of the shares. Cooperation with SpareBank 1 Gruppen will continue, and will further strengthen the interaction between FöreningsSparbanken's international branch in Norway, Swedbank Oslo, the wholly owned subsidiary EnterCard and partly owned First Securities

FöreningsSparbanken increases its interest in BGC Holding AB

FöreningsSparbanken has entered into an agreement with Nordea Bank AB to acquire 17 percent of the shares in BGC Holding AB, which owns Bankgirocentralen. As a result, FöreningsSparbanken will own 29.2 percent of the shares in BGC Holding AB.

Anders Sundström resigns from board of FöreningsSparbanken

Anders Sundström has accepted an offer to become the new CEO of Folksam, a major Swedish insurance company. Consequently he immediately resigned from the board of FöreningsSparbanken on May 12.

New chairman of Hansabank

In June Anders Sahlén stepped down as chairman of Hansabank and was replaced by Anders Ek, Executive Vice President of FöreningsSparbanken and Head of International Banking.

New CIO and new Head of Shared Services at FöreningsSparbanken

Christer Cragnell, formerly head of operations at Swedbank Markets, has been appointed the new Chief Information Officer (CIO) at FöreningsSparbanken. Fredrik Runnquist, formerly head of FöreningsSparbanken IT responsible for IT operations, has been appointed the new Head of Shared Services, which includes FöreningsSparbanken IT.

Application of accounting principles

The interim report is prepared according to the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. The report complies with the same accounting principles as the most recent annual report with the exception of changes owing to the application of the Swedish Financial Accounting Standards Council's new recommendation RR 29 Employee Benefits.

The recommendation, which entered into force on January 1, 2004, details how various forms of employee compensation should be reported and, for the FöreningsSparbanken Group, affects the valuation and reporting of the Group's defined-benefit pension commitments. The change in accounting principle took effect on January, 1 2004, due to which the opening shareholders' balance has been restated. Comparative figures may not be restated according to the recommendation

Valued in accordance with RR 29, the Group's opening balance of Other liabilities rises by SEK 1,537 M, consisting of pension debt, assets under management, payroll tax allocations and deferred income tax. The Group's opening balance of Other assets is reduced by SEK 26 M due to the change in the share of equity in associated companies. The Group's opening shareholders' equity balance is thereby reduced by SEK 1,563 M.

Based on the conditions that existed at year-end, the reported pension cost for 2004 is expected to be essentially the same in the Group as if it had been reported according to the previous method. Settlement of pensions within appropriations is no longer reported.

The recommendation requires the Group to clarify the assumptions that serve as the basis for its calculation. The valuation is based on, among other things, the following annual assumptions: cap on wage increases 3.25 percent; increase in basic income amount 2.5 percent; inflation 2.0 percent; debt is discounted by 4.9 percent, and the anticipated long-term return on assets held separately to cover pension commitments is estimated, after tax on returns and expenses, at 5.0 percent.

Transition to IASB's accounting standards

As of 2005 listed companies in the EU will prepare their consolidated accounts according to IASB's accounting standards (IFRS and IAS). An accounting standard issued by IASB will not become mandatory until the EU has approved its application. The recommendations that the EU has adopted to date do not result in any material changes in the current accounting principles and therefore are not expected to have a significant effect on profits and shareholders' equity.

IASB amended consolidated accounting recommendations during the first quarter of 2004 effective January 1, 2005. The change is not expected to have a significant transitional effect on the Group's shareholders' equity. On the other hand, it will mean an end to the amortization of goodwill. Instead goodwill write-offs will be assessed on a continuous basis. If the rule had applied in the first half year 2004, consolidated operating profit would have improved by SEK 346 M due to the absence of goodwill amortization.

The EU has not yet adopted recommendations on disclosures (IAS 32) and valuation rules (IAS 39) for financial assets and liabilities. Suggested changes to IAS 39 have been circulated for comments. The changes primarily affect when financial assets and liabilities can be valued at fair value instead of accrued acquisition value. Since the final wording of IAS 39 that the EU will adopt is unclear, the consequences of the transition on profits and shareholders' equity cannot be accurately estimated.

Preparations for the harmonization of the accounting principles to IAS 39 have been made as far as possible. The Group's project to harmonize to IASB's accounting standards is progressing according to plan.

Key ratios for the Group

	Jan-June 2004	Jan-June 2003	Full-year 2003
Return on equity, %	17.6	15.3	15.9
Return on total equity, %	0.99	0.90	0.94
Earnings per share, SEK *	6.87	5.65	12.02
Earnings per share after dilution, SEK **	6.87	5.65	12.01
Equity per share, SEK *	77.28	73.32	79.42
Equity per share after dilution, SEK **	77.27	73.30	79.39
C/I ratio before loan losses	0.57	0.58	0.57
C/I ratio after loan losses	0.59	0.63	0.61
Capital adequacy ratio, %	10.3	11.2	10.8
Primary capital ratio, %	6.8	7.2	7.2
Loan loss ratio, net, %	0.07	0.19	0.14
Share of doubtful claims, %	0.23	0.26	0.28
Provision ratio for doubtful claims, % ***	143	139	131
No. of shares outstanding at end of period	526,158,126	527,808,843	527,808,843
Avg. no. of shares outstanding during the year	527,752,614	527,808,843	527,808,843
* No. of shares in calculation	527,752,614	527,808,843	527,808,843
** No. of shares after dilution	527,827,952	527,969,005	528,027,504

*** See Note 4

Operational profit and loss account, the Group *

SEK M	Jan-June 2004	Jan-June 2003	%	Q2 2004	Q2 2003	%	Full-year 2003
Interest receivable	*22,592*	*24,792*	*-9*	*11,106*	*12,206*	*-9*	*47,755*
Interest payable	*-14,343*	*-16,801*	*-15*	*-6,961*	*-8,248*	*-16*	*-31,554*
Net interest income	8,249	7,991	3	4,145	3,958	5	16,201
Dividends received	83	99	-16	78	89	-12	105
Commissions receivable	*4,393*	*3,615*	*22*	*2,258*	*1,877*	*20*	*7,661*
Commissions payable	*-1,080*	*-914*	*18*	*-556*	*-476*	*17*	*-1,922*
Net commission income	3,313	2,701	23	1,702	1,401	21	5,739
Net profit on financial operations	502	412	22	114	218	-48	801
Other operating income	547	1,051	-48	305	782	-61	1,607
Total income	**12,694**	**12,254**	**4**	**6,344**	**6,448**	-2	**24,453**
General administrative expenses							
- Staff costs excl. profit-based costs	-3,405	-3,234	5	-1,696	-1,623	4	-6,571
- Profit-based staff costs	-500	-165		-213	-63		-407
- Other	-2,779	-2,752	1	-1,414	-1,401	1	-5,585
Total general administrative expenses	-6,684	-6,151	9	-3,323	-3,087	8	-12,563
Depreciation and write-off of tangible fixed assets	-293	-349	-16	-145	-169	-14	-664
Amortization of goodwill	-315	-307	3	-157	-153	3	-614
Total expenses	**-7,292**	**-6,807**	**7**	**-3,625**	**-3,409**	**6**	**-13,841**
Profit before loan losses	**5,402**	**5,447**	**-1**	**2,719**	**3,039**	**-11**	**10,612**
Loan losses, net, including change in value of property taken over	-283	-672	-58	-120	-282	-57	-987
Reversal of write-off of financial fixed assets							55
Share of profit/loss of associated companies	167	-246		64	-211		-116
Operating profit	**5,286**	**4,529**	**17**	**2,663**	**2,546**	**5**	**9,564**
Settlement of pensions		-50			-20		-19
Tax	-1,271	-1,186	7	-600	-682	-12	-2,567
Minority interest	-389	-310	25	-179	-146	23	-635
Profit for the period	**3,626**	**2,983**	**22**	**1,884**	**1,698**	**11**	**6,343**
Earnings per share, SEK **	6.87	5.65	22	3.57	3.22	11	12.02
Earnings per share after dilution, SEK **	6.87	5.65	22	3.57	3.22	11	12.01

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 21 and 22.

** See key ratios on page 10 for number of shares

Quarterly profit trend for the Group

SEK M	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Net interest income	4,145	4,104	4,096	4,114	3,958	4,033	3,886	3,930
Net commission income	1,702	1,611	1,562	1,476	1,401	1,300	1,439	1,369
Net profit on financial operations	114	388	257	132	218	194	188	183
Other income	383	247	268	294	871	279	277	267
Total income	**6,344**	**6,350**	**6,183**	**6,016**	**6,448**	**5,806**	**5,790**	**,5,749**
Staff costs	-1,696	-1,709	-1,687	-1,650	-1,623	-1,611	-1,680	-1,669
Profit-based staff costs	-213	-287	-140	-102	-63	-102	-106	-35
Other expenses	-1,716	-1,671	-1,841	-1,614	-1,723	-1,685	-1,671	-1,638
Total expenses	**-3,625**	**-3,667**	**-3,668**	**-3,366**	**-3,409**	**-3,398**	**-3,457**	**-3,342**
Profit before loan losses	**2,719**	**2,683**	**2,515**	**2,650**	**3,039**	**2,408**	**2,333**	**2,407**
Loan losses, net incl. change in value of property taken over	-120	-163	-155	-160	-282	-390	-360	-375
Write-off/reversal of write-off of financial fixed assets			32	23				-264
Share of associated companies' profit/loss	64	103	75	55	-211	-35	-125	-380
Operating profit	**2,663**	**2,623**	**2,467**	**2,568**	**2,546**	**1,983**	**1,848**	**1,388**

Business area report

SEK M	Swedish Retail Operations		Swedbank Markets		Asset Management and Insurance		International Banking		Shared Services and Group Staffs		Eliminations	
January - June	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Net interest income	6,036	6,074	554	351	18	26	1,553	1,522	80	4	8	14
Net commission income	1,713	1,357	320	292	669	549	590	487	14	16	7	0
Financial operations, net	65	57	170	158	6	8	185	129	76	60		0
Other income	419	322	43	75	19	16	165	115	1,480	2,228	-1,496	-1,606
Total income	**8,233**	**7,810**	**1,087**	**876**	**712**	**599**	**2,493**	**2,253**	**1,650**	**2,308**	**-1,481**	**-1,592**
Staff costs	-2,136	-1,934	-305	-274	-134	-128	-521	-464	-843	-629	34	30
IT expenses	-318	-368	-107	-131	-43	-37	-78	-74	-391	-484	356	433
Other expenses	-2,185	-2,053	-158	-160	-112	-115	-293	-279	-541	-613	1,091	1,129
Depreciation/amortization	-109	-128	-6	-8	-118	-119	-233	-248	-142	-153		
Total expenses	**-4,748**	**-4,483**	**-576**	**-573**	**-407**	**-399**	**-1,125**	**-1,065**	**-1,917**	**-1,879**	**1,481**	**1,592**
Profit before loan losses	**3,485**	**3,327**	**511**	**303**	**305**	**200**	**1,368**	**1,188**	**-267**	**429**		
Loan losses	-163	-594	10	-9			-134	-185	4	116		
Share of profit/loss of associated companies	64	48	3	-4			96	-299	4	9		
Operating profit/loss	**3,386**	**2,781**	**524**	**290**	**305**	**200**	**1,330**	**704**	**-259**	**554**		
Return on allocated equity, %	20.2	18.4	31.4	20.1	27.1	16.4	17.4	3.6	neg.	74.2		
C/I ratio before loan losses	0.58	0.57	0.53	0.65	0.57	0.67	0.45	0.47	1.16	0.81		
Full-time employees	6,722	7,018	544	562	253	255	6,103	5,926	1,667	1,589		

Business area accounting principles

The business area report is based on FöreningsSparbanken's organization and internal accounts and follows the same accounting principles as the Bank's other financial reports.

Market-based compensation is applied between business areas, while all costs for IT, other shared services and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

Swedish Retail Operations

Swedish Retail operations include customer responsibility for private and commercial customers, organizations, municipalities and county councils in Sweden as well as the Bank's own distribution channels in the form of branches, ATM's, and the telephone and Internet banks. Also included are the Customer Offerings and Products unit (with the subsidiaries Spintab, FSB Finans, Kundinkasso and EnterCard), FSB Bolåndirekt Bank (formerly HSB Bank), partly owned Swedish banks, private banking operations in Luxembourg. FöreningsSparbanken Fastighetsbyrå AB (real estate brokerage) and FöreningsSparbanken Juristbyrå AB (legal services). As of the second quarter the business area also includes the treasury operations of Spintab (responsible for funding mortgage lending operations) and a net interest hedge arranged by treasury management within the Parent Company on behalf of Retail Operations. These areas were previously reported within the Treasury Management business area, which has been dissolved as of the current quarter. Historical figures have been restated.

The branch network in Sweden is organized in 75 local banks in six regions throughout the country. With 503 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 289 branches. The branch network is complemented by 219 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at another 818 post offices.

Approximately 2.1 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.7 million, of whom approximately 1.5 million were private customers, or 25 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. Approximately 40 percent of business customers in Sweden use the Internet bank.

Profit trend

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	6,036	6,074	3,001	3,035	3,165	3,049	3,030	3,044
Net commission income	1,713	1,357	879	834	814	812	712	645
Net profit on financial operations	65	57	31	34	30	35	30	27
Other income	419	322	218	201	182	149	187	135
Total income	**8,233**	**7,810**	**4,129**	**4,104**	**4,191**	**4,045**	**3,959**	**3,851**
Staff costs	-2,136	-1,934	-1,051	-1,085	-1,014	-956	-971	-963
IT expenses	-318	-368	-165	-153	-179	-187	-185	-183
Other expenses	-2,185	-2,053	-1,120	-1,065	-1,190	-1,048	-1,022	-1,031
Depreciation/amortization	-109	-128	-54	-55	-55	-57	-62	-66
Total expenses	**-4,748**	**-4,483**	**-2,390**	**-2,358**	**-2,438**	**-2,248**	**-2,240**	**-2,243**
Profit before loan losses	**3,485**	**3,327**	**1,739**	**1,746**	**1,753**	**1,797**	**1,719**	**1,608**
Loan losses	-163	-594	-82	-81	-132	-100	-291	-303
Share of profit/loss of associated companies	64	48	24	40	7	34	24	24
Operating profit/loss	**3,386**	**2,781**	**1,681**	**1,705**	**1,628**	**1,731**	**1,452**	**1,329**
Tax	-932	-774	-455	-477	-455	-490	-394	-380
Minority interest	-2	-2	-1	-1	4	-3	0	-2
Profit for the period	**2,452**	**2,005**	**1,225**	**1,227**	**1,177**	**1,238**	**1,058**	**947**
Allocated equity	24,325	21,806	24,325	24,325	21,806	21,806	21,806	21,806
Return on allocated equity, %	20.2	18.4	20.1	20.2	21.6	22.7	19.4	17.4
Income items								
Income from external customers	7,682	7,366	3,844	3,838	3,960	3,831	3,733	3,633
Income from transactions with other segments	551	444	285	266	231	214	226	218
Business volumes, SEK billion								
Lending	614	576	614	601	602	590	576	560
Deposits	245	228	245	237	238	238	228	226
Mutual funds & insurance	185	153	185	183	165	155	153	139
Other investment volume	8	10	8	12	11	10	10	9
Shares and participations in associated companies, SEK billion	1	1	1	1	1	1	1	1
Risk-weighted volume, SEK billion	406	384	406	398	390	384	384	369
Total assets, SEK billion	1,106	1,029	1,106	1,076	1,052	1,053	1,029	966
Total liabilities, SEK billion	1,082	1,007	1,082	1,052	1,030	1,031	1,007	945
Full-time employees	6,722	7,018	6,722	6,843	7,049	6,989	7,018	7,158

Operating profit amounted to SEK 3,386 M, an increase of SEK 605 M or 22 percent from the previous year.

Income rose by SEK 423 M or 5 percent to SEK 8,233 M mainly through higher payment, mutual fund and insurance commissions as well as the acquisition of EnterCard, whose income amounted to SEK 119 M. Net interest income has been affected positively by volume increases in deposits and lending, while margins declined mainly due to lower interest rates.

Expenses increased by SEK 265 M or 6 percent to SEK 4,748 M mainly due to increased profit-based compensation and EnterCard, where expenses amounted to SEK 59 M.

Loan losses amounted to SEK 163 M, a decrease of SEK 431 M or 73 percent compared with the previous year. The loan loss ratio was 0.05 percent (0.21).

The return on allocated equity was 20 percent (18).

Operating profit for the second quarter was in line with the first quarter.

The number of full-time positions was reduced by 296 compared with the previous year and by 121 compared with the previous quarter.

Swedbank Markets

Swedbank Markets comprises Investment Banking and Merchant Banking as well as responsibility for financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets, as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank

Profit trend

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	554	351	274	280	144	348	151	200
Net commission income	320	292	151	169	206	124	151	141
Net profit on financial operations	170	158	60	110	168	13	69	89
Other income	43	75	33	10	9	14	66	9
Total income	**1,087**	**876**	**518**	**569**	**527**	**499**	**437**	**439**
Staff costs	-305	-274	-145	-160	-152	-131	-129	-145
IT expenses	-107	-131	-48	-59	-45	-54	-67	-64
Other expenses	-158	-160	-83	-75	-70	-78	-84	-76
Depreciation/amortization	-6	-8	-3	-3	-3	-4	-4	-4
Total expenses	**-576**	**-573**	**-279**	**-297**	**-270**	**-267**	**-284**	**-289**
Profit before loan losses	**511**	**303**	**239**	**272**	**257**	**232**	**153**	**150**
Loan losses	10	-9	20	-10	-4	-4	0	-9
Share of profit/loss of associated companies	3	-4	1	2	3	-6	4	-8
Operating profit/loss	**524**	**290**	**260**	**264**	**256**	**222**	**157**	**133**
Tax	-146	-80	-72	-74	-74	-61	-43	-37
Minority interest								
Profit for the period	**378**	**210**	**188**	**190**	**182**	**161**	**114**	**96**
Allocated equity	2,405	2,093	2,405	2,405	2,093	2,093	2,093	2,093
Return on allocated equity, %	31.4	20.1	31.3	31.6	34.8	30.8	21.8	18.3
Income items								
Income from external customers	938	730	446	492	439	427	365	365
Income from transactions with other segments	149	146	72	77	88	72	72	74
Business volumes, SEK billion								
Lending	14	14	14	14	12	12	14	16
Deposits	0	0	0	1			0	
Mutual funds & insurance	1	1	1	1	1	1	1	1
Other investment volume	10	6	10	10	8	7	6	6

Shares and participations in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	57	45	57	45	37	40	45	46
Total assets, SEK billion	319	246	319	276	232	253	246	247
Total liabilities, SEK billion	317	244	317	274	230	251	244	245
Full-time employees	544	562	544	536	535	568	562	558

Swedbank Markets' operating profit amounted to SEK 524 M, an increase of SEK 234 M or 81 percent compared with the previous year. Income from equity-related operations rose by 23 percent or SEK 85 M, while improving by 22 percent or SEK 105 M in fixed income and foreign exchange trading.

The return on allocated equity rose to 31 percent (20).

Operating profit was unchanged compared with the previous quarter.

Asset Management and Insurance

Asset Management and Insurance comprises the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Profit trend

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	18	26	7	11	11	8	3	23
Net commission income	669	549	338	331	318	301	278	271
Net profit on financial operations	6	8	3	3	-3	3	16	-8
Other income	19	16	9	10	11	8	1	15
Total income	**712**	**599**	**357**	**355**	**337**	**320**	**298**	**301**
Staff costs	-134	-128	-65	-69	-55	-65	-62	-66
IT expenses	-43	-37	-25	-18	-20	-21	-19	-18
Other expenses	-112	-115	-55	-57	-79	-41	-65	-50
Depreciation/amortization	-118	-119	-59	-59	-60	-59	-59	-60
Total expenses	**-407**	**-399**	**-204**	**-203**	**-214**	**-186**	**-205**	**-194**
Profit before loan losses	**305**	**200**	**153**	**152**	**123**	**134**	**93**	**107**
Operating profit/loss	**305**	**200**	**153**	**152**	**123**	**134**	**93**	**107**
Tax	-95	-56	-52	-43	-34	-38	-26	-30
Profit for the period	**210**	**144**	**101**	**109**	**89**	**96**	**67**	**77**
Allocated equity	1,547	1,759	1,547	1,547	1,759	1,759	1,759	1,759
Return on allocated equity, %	27.1	16.4	26.1	28.2	20.2	21.8	15.2	17.5
Income items								
Income from external customers	1,409	1,159	708	701	662	629	624	535
Income from transactions with other segments	-697	-560	-351	-346	-325	-309	-326	-234
Business volumes, SEK billion								
Mutual funds & insurance	274	224	274	270	249	232	224	203
Other investment volume	21	24	21	22	22	24	24	18
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	46	39	46	46	42	40	39	35
Total liabilities, SEK billion	44	37	44	44	40	38	37	33
Full-time employees	253	255	253	257	256	264	255	260

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the first half year 2004 totaled SEK 10.0 billion, against SEK 7.7 billion in the corresponding period of 2003. Of net contributions, SEK 3.2 billion (3.0) was from premium pension investments and SEK 2.2 billion (1.3) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 274 billion on June 30, 2004, compared with SEK 249 billion on December 31, 2003. The change is due to an appreciation in the value of fund assets of SEK 15 billion, mainly from rising stock prices during the year. After net fund contributions of approximately SEK 10 billion, the increase in fund assets during the period was SEK 25 billion. Institutional asset management operations managed SEK 41 billion (41), of which SEK 21 billion (18) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 23 percent (19) for the first half year 2004. Its share of assets under management in the fund market was 28 percent (28) on March 31, 2004.

Fund management	**June 30 2004**	**Dec 31 2003**	**June 30 2003**
Assets under management (SEK billion)	274	249	224
Of which:			
Swedish equities, %	*27.7*	*27.4*	*25.3*
Foreign equities, %	*36.8*	*36.3*	*35.7*
Interest-bearing securities, %	*35.5*	*36.3*	*39.0*
Number of customers (thousands)	2,795	2,776	2,747
Unit-linked insurance			
Assets under management (SEK billion)	41.7	37.0	34.2
Of which in Robur funds	*41.7*	*37.0*	*33.7*
Number of policies (thousands)	725	680	673
Discretionary asset management			
Assets under management (SEK billion)	41	41	39
Of which in Robur funds	*21*	*18*	*16*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 3.8 billion (2.8) during the first half year 2004. Robur Försäkring's assets under management amounted to SEK 41.7 billion as of June 30, 2004, against SEK 37.0 billion on December 31, 2003.

The market share for new unit-linked insurance was 14 percent on June 30, 2004. Robur Försäkring had 725,000 (673,000) policies as June 30, in addition to around 1 million group life insurance policies.

Fund management results

All of Robur's equity funds posted positive returns during the first half year. Its Swedish funds rose in value by slightly over 12 percent, while its public savings funds returned nearly 10 percent. Robur's blend funds, which invest in both equities and fixed income instruments, posted a return exceeding 6 percent during the first half year, while its Swedish fixed income funds generated a return of nearly 2 percent.

Equity funds that invest in Sweden and the Nordic region outperformed their comparative indexes, while international equity funds performed weaker than their indexes. Blend funds outperformed their indexes, while fixed income funds underperformed theirs.

International Banking

The International Banking business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark as well as FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland. Due to the reduced ownership interest in SpareBank 1 Gruppen, it is no longer consolidated as an associated company as of June 2004. In June FöreningsSparbanken signed an agreement to sell all the shares in FI-Holding, as described on page 7.

Profit trend

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	1,553	1,522	777	776	799	748	743	779
Net commission income	590	487	330	260	266	249	258	229
Net profit on financial operations	185	129	32	153	48	87	56	73
Other income	165	115	128	37	26	40	75	40
Total income	**2,493**	**2,253**	**1,267**	**1,226**	**1,139**	**1,124**	**1,132**	**1,121**
Staff costs	-521	-464	-272	-249	-276	-220	-237	-227
IT expenses	-78	-74	-43	-35	-48	-35	-37	-37
Other expenses	-293	-279	-150	-143	-173	-146	-146	-133
Depreciation/amortization	-233	-248	-114	-119	-113	-119	-121	-127
Total expenses	**-1,125**	**-1,065**	**-579**	**-546**	**-610**	**-520**	**-541**	**-524**
Profit before loan losses	**1,368**	**1,188**	**688**	**680**	**529**	**604**	**591**	**597**
Loan losses	-134	-185	-62	-72	-52	-103	-93	-92
Share of profit/loss of associated companies	96	-299	33	63	45	24	-244	-55
Operating profit/loss	**1,330**	**704**	**659**	**671**	**522**	**525**	**254**	**450**
Tax	-217	-234	-119	-98	-89	-78	-167	-67
Minority interest	-382	-310	-176	-206	-158	-164	-144	-166
Profit for the period	**731**	**160**	**364**	**367**	**275**	**283**	**-57**	**217**
Allocated equity	8,406	8,790	8,406	8,406	8,790	8,790	8,790	8,790
Return on allocated equity, %	17.4	3.6	17.3	17.5	12.5	12.9	neg.	9.9
Income items								
Income from external customers	2,493	2,253	1,267	1,226	1,139	1,124	1,132	1,121
Business volumes, SEK billion								
Lending	114	104	114	110	107	103	104	104
Deposits	42	35	42	40	37	35	35	35
Shares and participating interests in associated companies, SEK billion	1	1	1	1	1	1	1	2
Risk-weighted volume, SEK billion	145	152	145	155	149	147	152	154
Total assets, SEK billion	153	142	153	149	144	137	142	144
Total liabilities, SEK billion	145	133	145	141	135	128	133	135
Full-time employees	6,103	5,926	6,103	6,110	5,931	5,932	5,926	5,924

Operating profit for International Banking amounted to SEK 1,330 M, an increase of SEK 626 M or 89 percent from the previous year. Hansabank raised its operating profit by SEK 154 M or 24 percent to SEK 803 M, while FI-Holding's profit improved by SEK 32 M or 8 percent to SEK 447 M. SpareBank 1 Gruppen's operating profit, which in 2003 was charged with goodwill amortization of SEK 311 M, improved by SEK 437 M to SEK 52 M.

Income rose by SEK 240 M or 11 percent compared with the previous year to SEK 2,493 M. Expenses rose by SEK 60 M or 6 percent to SEK 1,125 M. Hansabank's acquisition of LDGD (the insurance company Lietuvos Draudimo Gyvybes Draudimas) has affected income by SEK 24 M and expenses by SEK 10 M. Loan losses decreased by SEK 51 M, of which FI-Holding by SEK 39 M, to SEK 134 M.

The return on allocated equity was 17 percent (4). For Hansabank the return was 29 percent (21) and for FI-Holding 11 percent (9).

Compared with the previous quarter operating profit decreased by SEK 12 M. Hansabank improved its operating profit by SEK 41 M, while FI-Holding's fell by SEK 87 M. The remaining increase relates mainly to dividends from banks within Sparebank 1 Gruppen.

The number of full-time employees rose by 177 compared with the previous year. The increase is due to the acquisition of LDGD.

Shared Services and Group Staffs

Shared Services and Group Staffs comprise IT and other shared services, Group Staffs and the Group's own insurance company (Sparia). The business area also includes a limited number of loan loss provisions that are not reported by units with customer responsibility. As of the second quarter the business area also includes the treasury operations of the Parent Company excluding a net interest hedge arranged on behalf of the Retail Operations. Historical figures have been restated

Profit trend

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	80	4	82	-2	-25	-39	22	-18
Net commission income	14	16	-2	16	-42	-9	12	4
Net profit on financial operations	76	60	-12	88	14	-6	47	13
Other income	1,480	2,228	739	741	755	874	1,343	885
Total income	**1,650**	**2,308**	**807**	**843**	**702**	**820**	**1,424**	**884**
Staff costs	-843	-629	-395	-448	-344	-395	-303	-326
IT expenses	-391	-484	-191	-200	-240	-233	-254	-230
Other expenses	-541	-613	-249	-292	-185	-237	-308	-305
Depreciation/amortization	-142	-153	-72	-70	-80	-72	-76	-77
Total expenses	**-1,917**	**-1,879**	**-907**	**-1,010**	**-849**	**-937**	**-941**	**-938**
Profit before loan losses	**-267**	**429**	**-100**	**-167**	**-147**	**-117**	**483**	**-54**
Loan losses	4	116	4		33	47	102	14
Reversal of write-off of financial fixed assets					32	23		
Share of profit/loss of associated companies	4	9	6	-2	20	3	5	4
Operating profit	**-259**	**554**	**-90**	**-169**	**-62**	**-44**	**590**	**-36**
Appropriations		-50			28	3	-20	-30
Tax	119	-42	98	21	-60	-2	-52	10
Minority interest	-5	2	-2	-3	-5	1	-2	4
Profit for the period	**-145**	**464**	**6**	**-151**	**-99**	**-42**	**516**	**-52**
Allocated equity	638	1,251	638	638	1,251	1,251	1,251	1,251
Return on allocated equity, %	neg.	74.2	3.8	neg.	neg.	neg.	165.0	neg.
Income items								
Income from external customers	343	774	187	156	124	151	663	111
Income from transactions with other segments	1,307	1,534	620	687	578	669	761	773
Business volumes, SEK billion								
Lending	0	1	0	1	0	1	1	3
Risk-weighted volume, SEK billion	6	5	6	7	6	6	5	7
Total assets, SEK billion	75	66	75	85	64	63	66	49
Total liabilities, SEK billion	74	65	74	84	63	62	65	48
Full-time employees	1,667	1,589	1,667	1,637	1,595	1,606	1,589	1,505

The business area reported an operating loss of SEK 259 M, a decrease of SEK 813 M compared with the previous year and an improvement of SEK 79 M compared with the previous quarter. The change year-to-year is mainly due to a capital gain of SEK 489 M from the sale of the shareholding in Erste Bank in 2003 and a decrease in loan loss reversals of SEK 112 M.

Eliminations

SEK M	Jan-Jun 2004	Jan-Jun 2003	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	8	14	4	4	2	0	9	5
Net commission income	7	0	6	1	0	-1	-10	10
Other income	-1,496	-1,606	-744	-752	-715	-791	-801	-805
Total income	**-1,481**	**-1,592**	**-734**	**-747**	**-713**	**-792**	**-802**	**-790**
Staff costs	34	30	19	15	14	15	16	14
IT expenses	356	433	168	188	188	202	223	210
Other expenses	1,091	1,129	547	544	511	575	563	566
Total expenses	**1,481**	**1,592**	**734**	**747**	**713**	**792**	**802**	**790**
Business volumes, SEK billion								
Mutual funds & insurance	-186	-154	-186	-184	-166	-155	-154	-140
Other investment volume	-8	-7	-8	-9	-8	-7	-7	-6
Total assets, SEK billion	-607	-490	-607	-577	-532	-536	-490	-430
Total liabilities, SEK billion	-607	-490	-607	-577	-532	-536	-490	-430

Profit and loss account, the Group *

SEK M	Jan-June 2004	Jan-June 2003	%	Q2 2004	Q2 2003	%	Full-year 2003
Interest receivable	*22,551*	*24,763*	*-9*	*11,085*	*12,200*	*-9*	*47,701*
Interest payable	*-14,370*	*-16,836*	*-15*	*-6,973*	*-8,265*	*-16*	*-31,615*
Net interest income	8,181	7,927	3	4,112	3,935	4	16,086
Dividends received	81	99	-18	76	89	-15	104
Commissions receivable	*4,162*	*3,421*	*22*	*2,140*	*1,771*	*21*	*7,239*
Commissions payable	*-1,014*	*-868*	*17*	*-523*	*-,452*	*16*	*-1,820*
Net commission income (Note 1)	3,148	2,553	23	1,617	1,319	23	5,419
Net profit on financial operations (Note 2)	490	402	22	121	199	-39	776
Other operating income	526	1,035	-49	287	775	-63	1,591
Total income	**12,426**	**12,016**	**3**	**6,213**	**6,317**	**-2**	**23,976**
General administrative expenses							
- Staff costs	-3,894	-3,374	15	-1,913	-1,675	14	-6,937
- Other	-2,726	-2,698	1	-1,378	-1,369	1	-5,516
Total general administrative expenses	-6,620	-6,072	9	-3,291	-3,044	8	-12,453
Depreciation and write-off of tangible fixed assets	-292	-348	-16	-144	-169	-15	-664
Amortization of goodwill	-315	-307	3	-157	-153	3	-614
Total expenses	**-7,227**	**-6,727**	**7**	**-3,592**	**-3,366**	**7**	**-13,731**
Profit before loan losses	**5,199**	**5,289**	**-2**	**2,621**	**2,951**	**-11**	**10,245**
Loan losses (Note 3)	-283	-672	-58	-120	-282	-58	-987
Reversal of write-off of financial fixed assets							55
Share of profit/loss of associated companies	167	-246		64	-211		-116
Operating profit in banking operations	**5,083**	**4,371**	**16**	**2,565**	**2,458**	**4**	**9,197**
Operating profit in insurance operations	203	158	28	98	88	11	367
Profit before appropriations and tax	**5,286**	**4,529**	**17**	**2,663**	**2,546**	**5**	**9,564**
Appropriations		-50			-20		-19
Tax	-1,271	-1,186	7	-600	-682	-12	-2,567
Minority interest	-389	-310	25	-179	-146	23	-635
Profit for the period	**3,626**	**2,983**	**22**	**1,884**	**1,698**	**11**	**6,343**
Earnings per share, SEK **	6.87	5.65	22	3.57	3.22	11	12.02
Earnings per share after dilution, SEK **	6.87	5.65	22	3.57	3.22	11	12.01

* Prepared according to the instructions of the Financial Supervisory Authority
** See key ratios on page 10 for number of shares

Profit and loss account, the Bank

SEK M	Jan-June 2004	Jan-June 2003	%	Q2 2004	Q2 2003	%	Full-year 2003
Interest receivable	*8,544*	*9,584*	*-11*	*4,261*	*4,759*	*-10*	*18,316*
Interest payable	*-4,866*	*-6,110*	*-20*	*-2,383*	*-3,007*	*-21*	*-11,216*
Net interest income	3,678	3,474	6	1,878	1,752	7	7,100
Dividends received	360	319	13	302	304	-1	5,515
Commissions receivable	*2,681*	*2,252*	*19*	*1,343*	*1,169*	*15*	*4,764*
Commissions payable	*-551*	*-484*	*14*	*-281*	*-260*	*8*	*-1,008*
Net commission income (Note 1)	2,130	1,768	20	1,062	909	17	3,756
Net profit on financial operations (Note 2)	316	258	22	88	127	-31	506
Other operating income	471	1,002	-53	256	749	-66	1,528
Total income	**6,955**	**6,821**	**2**	**3,586**	**3,841**	**-7**	**18,405**
General administrative expenses							
- Staff costs	-3,094	-2,659	16	-1,499	-1,309	15	-5,466
- Other	-2,167	-2,145	1	-1,101	-1,099		-4,324
Total general administrative expenses	-5,261	-4,804	10	-2,600	-2,408	8	-9,790
Depreciation and write-off of tangible fixed assets	-179	-215	-17	-89	-105	-15	-409
Amortization of goodwill	-50	-50		-25	-25		-101
Total expenses	**-5,490**	**-5,069**	**8**	**-2,714**	**-2,538**	**7**	**-10,300**
Profit before loan losses	**1,465**	**1,752**	**-16**	**872**	**1,303**	**-33**	**8,105**
Loan losses (Note 3)	-259	-494	-48	-124	-200	-38	-820
Write-off of financial fixed assets	-21	-311	-93	-21	-272	-92	-447
Reversal of write-off of financial fixed assets	7			7			55
Profit before appropriations and tax	**1,192**	**947**	**26**	**734**	**831**	**-12**	**6,893**
Appropriations	9	-50		14	-20		-568
Tax	-259	-182	42	-138	-142	-3	-1,728
Profit for the period	**942**	**715**	**32**	**610**	**669**	**-9**	**4,597**

Balance sheet

SEK M	Group			Bank		
	June 30 2004	Dec 31 2003	June 30 2003	June 30 2004	Dec 31 2003	June 30 2003
Loans to credit institutions (Note 4)	142,091	76,643	131,793	208,343	124,423	181,967
Loans to the public (Note 4)	760,722	749,752	722,989	207,700	212,055	204,228
Interest-bearing securities	90,981	77,174	77,759	96,561	81,908	80,039
- Financial fixed assets	*977*	*1,233*	*1,627*	*276*	*802*	*881*
- Financial current assets	*90,004*	*75,941*	*76,132*	*96,285*	*81,106*	*79,158*
Assets in insurance operations	43,458	38,199	35,200			
Other assets	55,173	60,566	65,881	67,025	77,983	73,235
Total assets	**1,092,425**	**1,002,334**	**1,033,622**	**579,629**	**496,369**	**539,469**
Amounts owed to credit institutions	105,146	95,441	107,390	134,629	115,756	141,639
Deposits and borrowings from the public	295,930	283,616	271,345	252,473	235,498	223,392
Debt securities in issue	503,636	442,103	473,904	82,617	42,471	67,578
Liabilities in the insurance operations	43,626	38,082	35,303			
Other liabilities	71,013	69,149	72,191	55,337	48,708	55,549
Subordinated liabilities	29,427	26,826	29,872	23,148	20,180	21,920
Minority interests	2,860	5,198	4,917			
Untaxed reserves				7,940	7,940	7,391
Shareholders' equity	40,787	41,919	38,700	23,485	25,816	22,000
Total liabilities, provisions and shareholders' equity	**1,092,425**	**1,002,334**	**1,033,622**	**579,629**	**496,369**	**539,469**
Assets pledged for own liabilities	101,994	97,730	92,211	59,871	60,290	57,518
Other assets pledged	12,267	11,988	7,481	12,263	11,984	7,457
Contingent liabilities	26,104	22,188	20,068	27,164	25,017	21,390
Commitments	4,018,822	3,283,527	2,967,259	3,660,410	2,973,326	2,674,752

Change in shareholders' equity

SEK M	Group			Bank		
	Restricted equity	Non-restricted equity	Total sharehold-ers' equity	Restricted equity	Non-restricted equity	Total sharehold-ers' equity
Opening balance Jan. 1, 2003	29,234	9,368	38,602	18,484	5,704	24,188
Transfers between restricted and non-restricted equity	903	-903		643	-643	
Dividend		-2,903	-2,903		-2,903	-2,903
Group contributions					-92	-92
Tax reduction due to Group contributions paid					26	26
Translation difference		-183	-183			
Exchange rate difference subsidiary and associated company financing		60	60			
Profit for the year		6,343	6,343		4,597	4,597
Closing balance December 31, 2003	**30,137**	**11,782**	**41,919**	**19,127**	**6,689**	**25,816**
Change in accounting principle for RR 29 Employee benefits	-24	-1,539	-1,563			
Adjusted opening balance Jan. 1, 2004	**30,113**	**10,243**	**40,356**	**19,127**	**6,689**	**25,816**
Transfers between restricted and non-restricted equity	-874	874		-891	891	
Share repurchase		-238	-238		-238	-238
Dividend		-3,035	-3,035		-3,035	-3,035
Translation difference		144	144			
Exchange rate difference subsidiary and associated company financing		-66	-66			
Profit for the period		3,626	3,626		942	942
Closing balance June 30, 2004	**29,239**	**11,548**	**40,787**	**18,236**	**5,249**	**23,485**

Statement of cash flows

SEK M January – June	Group 2004	Group 2003	Bank 2004	Bank 2003
Liquid assets at beginning of year *	**66,241**	**58,569**	**52,240**	**47,087**
Operating activities				
Operating profit	5,286	4,529	1,192	947
Adjustments for non-cash items	-2,644	-421	6,727	6,829
Taxes	-751	-983	-707	-649
Change in receivables from credit institutions	-16,726	5,834	-33,738	-28,051
Change in loans to the public	-7,925	-18,236	7,521	6,520
Change in holdings of securities classified as current assets	-9,022	-12,313	-10,693	-2,992
Change in deposits and borrowings from the public, including retail bonds	17,067	9,497	23,735	7,348
Change in amounts owned to credit institutions	7,819	21,881	17,330	58,110
Change in other assets and liabilities, net	-1,627	-12,170	5,074	-9,053
Cash flow from operating activities	**-8,523**	**-2,382**	**16,441**	**39,009**
Investing activities				
Purchase of fixed assets	-3,424	-1,078	-4,038	-2,804
Sale of fixed assets	687	1,874	924	1,605
Cash flow from investing activities	**-2,737**	**796**	**-3,114**	**-1,199**
Financing activities				
Issuance of interest-bearing securities	143,771	112,472	13,416	808
Redemption of interest-bearing securities	-140,548	-63,618	-287	-79
Change in other funding	53,963	-2,534	17,511	9,777
Dividend paid	-3,035	-2,903	-3,035	-2,903
Share repurchase	-238		-238	
Cash flow from financing activities	**53,913**	**43,417**	**27,367**	**7,603**
Cash flow for the period	**42,653**	**41,831**	**40,694**	**45,413**
Exchange rate differences in liquid assets	178	48		
Liquid assets at end of period*	**109,072**	**100,448**	**92,934**	**92,500**
* of which securities pledged for OMHEX, etc.				
At beginning of period	3,207	4,800	3,207	4,800
At end of period	2,151	2,067	2,151	2,067

Note 1. Specification of net commission income

SEK M	Group Jan – June 2004	Group Jan – June 2003	Group Q2 2004	Group Q2 2003
Payment processing commissions	1,603	1,397	837	729
Brokerage	227	130	92	66
Asset management	1,141	895	575	452
Other securities commissions	81	84	18	38
Other commissions receivable	1,110	915	618	486
Total commissions receivable	**4,162**	**3,421**	**2,140**	**1,771**
Payment processing commissions	-508	-489	-262	-260
Securities commissions	-100	-65	-51	-35
Other commissions payable	-406	-314	-210	-157
Total commissions payable	**-1,014**	**-868**	**-523**	**-452**
Total commissions, net	**3,148**	**2,553**	**1,617**	**1,319**

SEK M	Bank		Bank	
	Jan – June 2004	Jan – June 2003	Q2 2004	Q2 2003
Payment processing commissions	1,194	1,085	619	564
Brokerage	189	103	72	52
Asset management	623	483	314	249
Other securities commissions	80	76	18	35
Other commissions receivable	595	505	320	269
Total commissions receivable	**2,681**	**2,252**	**1,343**	**1,169**
Payment processing commissions	-422	-420	-215	-224
Securities commissions	-73	-45	-36	-26
Other commissions payable	-56	-19	-30	-10
Total commissions payable	**-551**	**-484**	**-281**	**-260**
Total commissions, net	**2,130**	**1,768**	**1,062**	**909**

Note 2. Specification of net profit on financial operations

SEK M	Group		Group	
	Jan – June 2004	Jan – June 2003	Q2 2004	Q2 2003
Capital gains/losses				
Shares and participating interests	124	-27	134	5
Interest-bearing securities	-274	295	160	172
Other financial instruments	1	14	-1	17
Total	**-149**	**282**	**293**	**194**
Unrealized changes in value				
Shares and participating interests	-52	31	-114	-43
Interest-bearing securities	319	- 149	-245	-44
Other financial instruments	-1	- 98	1	-73
Total	**266**	**- 216**	**-358**	**-160**
Change in exchange rates	373	336	186	165
Total	**490**	**402**	**121**	**199**

SEK M	Bank		Bank	
	Jan – June 2004	Jan – June 2003	Q2 2004	Q2 2003
Capital gains/losses				
Shares and participating interests	133	- 34	141	-1
Interest-bearing securities	-300	282	172	152
Other financial instruments	0	1	0	1
Total	**-167**	**249**	**313**	**152**
Unrealized changes in value				
Shares and participating interests	-54	38	-104	-30
Interest-bearing securities	310	- 226	-240	-81
Other financial instruments	0	0	0	0
Total	**256**	**- 188**	**-344**	**-111**
Change in exchange rates	227	197	119	86
Total	**316**	**258**	**88**	**127**

Note 3. Specification of loan losses, net, and change in the value of property taken over

SEK M	Group		Group	
	Jan – June 2004	Jan – June 2003	Q2 2004	Q2 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-530	- 620	-240	-363
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	355	360	144	179
The period's provisions for anticipated loan losses	-381	- 513	-164	-228
Recoveries from previous periods' established loan losses	233	233	111	96
Reversal of provisions for anticipated loan losses	165	164	90	84
The period's net expense	**-158**	**- 376**	**-59**	**-232**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-60**	**-242**	**-29**	**-26**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-57	-51	-28	-25
Recoveries from previous years' established loan losses	4	5	3	2
Allocations/withdrawals from loan loss reserve	0	1	2	0
The period's net expense for collectively assessed claims	**-53**	**-45**	**-23**	**-23**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-12**	**-3**	**-9**	**-2**
The period's net loan loss expense	**-283**	**-666**	**-120**	**-283**
Change in the value of property taken over	0	-6	0	1
Total loan losses, net, and change in value of property taken over	**-283**	**-672**	**-120**	**-282**

SEK M	Bank		Bank	
	Jan – June 2004	Jan – June 2003	Q2 2004	Q2 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-335	- 328	-134	-156
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	225	189	73	58
The period's provisions for anticipated loan losses	-125	- 183	-83	-102
Recoveries from previous periods' established loan losses	65	66	30	18
Reversal of provisions for anticipated loan losses	56	38	36	21
The period's net expense	**-114**	**- 218**	**-78**	**-161**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-103**	**-233**	**-22**	**-21**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-33	-35	-17	-18
Recoveries from previous years' established loan losses	1	1	1	0
Allocations/withdrawals from loan loss reserve	-6	-6	-5	-2
The period's net expense for collectively assessed claims	**-38**	**-40**	**-21**	**-20**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-4**	**3**	**-3**	**1**
The period's net loan loss expense	**-259**	**-488**	**-124**	**-201**
Change in the value of property taken over	0	-6	0	1
Total loan losses, net, and change in value of property taken over	**-259**	**-494**	**-124**	**-200**

Note 4. Claims

(Loans to credit institutions and loans to the public)

SEK M	Group			Bank		
	June 30 2004	Dec 31 2003	June 30 2003	June 30 2004	Dec 31 2003	June 30 2003
Accrued acquisition value (before accounting for provisions)	907,820	831,448	859,838	418,945	339,423	389,084
Specific provisions for individually assessed claims	-1,199	-1,341	-1,256	-635	-787	-648
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	-205	-211	-198	-114	-108	-108
Collective provisions for individually assessed claims	-3,603	-3,501	-3,602	-2,153	-2,050	-2,133
Total provisions	**-5,007**	**-5,053**	**-5,056**	**-2,902**	**-2,945**	**-2,889**
Book value	**902,813**	**826,395**	**854,782**	**416,043**	**336,478**	**386,195**
Book value of doubtful claims	2,093	2,304	2,196	911	1,015	1,127
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	410	396	578	79	124	150
Property taken over to protect claims:						
- Buildings and land	5	11	12	0	0	1
- Shares and participating interests	14	12	15	9	7	10
- Other	2	2	2	0	0	0
Total	**21**	**25**	**29**	**9**	**7**	**11**
Doubtful claims as % of total lending	0.23	0.28	0.26	0.22	0.30	0.29
Total provision ratio for doubtful claims, % *	143	131	139	175	154	153
Provision ratio for individually identified doubtful claims, %	40	40	40	45	47	40

* Total provision, i.e. all provisions for claims in relation to doubtful claims, gross.

Specification of claims

Sector/Industry SEK M June 30, 2004	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogenous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which interest is entered as income
Consumers	352,204	16	177	205	351,806	329	212
Real estate management	155,359	170	447		154,742	296	51
Retail, hotels, restaurants	28,551	104	420		28,027	133	10
Construction	10,620	12	81		10,527	40	0
Manufacturing	52,429	415	1,143		50,871	450	86
Transportation	15,836	54	91		15,691	122	0
Forestry and agriculture	35,946	27	72		35,847	70	2
Other service businesses	27,582	119	525		26,938	229	42
Other business lending	54,774	277	647		53,850	424	7
Municipalities	13,534				13,534		
Lending	**746,835**	**1,194**	**3,603**	**205**	**741,833**	**2,093**	**410**
Credit institutions incl. Nat'l Debt Office	90,555	5			90,550	0	
Repurchase agreements - credit institutions incl. Nat'l Debt Office	51,747				51,747		
Repurchase agreements - public	18,683				18,683		
Total lending to credit institutions and the public	**907,820**	**1,199**	**3,603**	**205**	**902,813**	**2,093**	**410**

Warrant program

In the spring of 2000, employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On June 30, 2004 the price of the FöreningsSparbanken share was SEK 143.50 and the warrant SEK 1.35.

Derivatives in the Group on June 30, 2004

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Derivatives with positive fair values or nil value

SEK M	Interest-related		Currency-related		Equity-related		Other	
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	17,215	15,272	6,767	4,991	1,092	1,075	21	20
Derivatives not reported on the balance sheet	42		151					

Derivatives with negative fair values

SEK M	Interest-related		Currency-related		Equity-related		Other	
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	19,689	16,545	11,261	8,468	1,195	1,195	20	20
Derivatives not reported on the balance sheet			346					

Ratings, June 30, 2004

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
Bank	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F1	A	-
FIH	-	-	P-1	A1	-	-	-	-

* Bank Financial Strength Rating

Financial information 2004

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's website at http://www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:

- Interim report January – September 2004 on October 29, 2004
- Year-end report for 2004 on February 11, 2005

Stockholm, August 18, 2004

Jan Lidén
President and Chief Executive Officer

Audit report

We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, August 18, 2004

Deloitte & Touche AB	Ernst & Young AB	
Jan Palmqvist Authorized Public Accountant	*Torbjörn Hanson* Authorized Public Accountant	*Ulf Järlebro* Authorized Public Accountant Appointed by the Swedish Financial Supervisory Authority

FöreningsSparbanken AB (publ)

Organization no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 5859 0000
www.foreningssparbanken.se
info@foreningssparbanken.se

For further information, please contact:

Jan Lidén, President and CEO
Phone + 46 8 5859 2227

Henrik Kolga, Head of Communications
Phone + 46 8 5859 2779, + 46 708 11 13 15

Jonas Blomberg, Head of Investor Relations
Phone + 46s 8 5859 3322, + 46 702 650 133



Interim report for FöreningsSparbanken (Swedbank) January – March 2004

May 4, 2004

Operating profit rose by 32 percent to SEK 2,623 M

First quarter in summary:

- Operating profit rose by 32 percent to SEK 2,623 M (1,983)
- Profit for the period rose by 36 percent to SEK 1,742 M (1,285)
- The return on equity rose to 16.9 percent (13.1)
- Earnings per share rose by 36 percent to SEK 3.30 (2.43)
- Total income rose by 9 percent to SEK 6,350 M (5,806)
- Net interest income rose by 2 percent to SEK 4,104 M (4,033)
- Net commission income rose by 24 percent to SEK 1,611 M (1,300)
- Net profit on financial operations doubled to SEK 388 M (194)
- Expenses rose by 8 percent to SEK 3,667 M (3,398). Excluding profit-based staff costs, the increase was 1 percent
- Loan losses decreased by 58 percent to SEK 163 M (390)

Profit trend for the Group

The Group's operating profit rose by 32 percent to SEK 2,623 M (1,983). Income rose by 9 percent to SEK 6,350 M (5,806), while expenses rose by 8 percent to SEK 3,667 M (3,398). Excluding profit-based staff costs, the increase was 1 percent. Loan losses decreased by 58 percent to SEK 163 M (390). The return on equity rose to 16.9 percent (13.1), while earnings per share increased to SEK 3.30 (2.43).

Comparative figures refer to the first quarter of 2003 unless otherwise indicated.

Income rose 9 percent

The Group's income rose by SEK 544 M or 9 percent and amounted to SEK 6,350 M (5,806). Net interest income rose by 2 percent or SEK 71 M mainly due to higher lending volumes. Net commission income rose by 24 percent or SEK 311 M mainly due to higher asset management any payment commissions. Net profit on financial operations rose by SEK 194 M.

Compared with the fourth quarter of 2003 income rose by 3 percent.

Net interest income

The Group's net interest income rose by 2 percent to SEK 4,104 M (4,033). Net interest income from Swedish deposit and lending operations rose due to higher volumes but declined from lower margins, partly as a result of generally lower interest rates. Net interest income improved by SEK 80 M in Swedbank Markets and by SEK 40 M in Treasury Management. In International Banking, net interest income was unchanged, while a decrease of SEK 46 M was reported by the Swedish Retail operations.

Compared with the fourth quarter of 2003 net interest income rose marginally from 4,096 to SEK 4,104 M.

Net commission income rose 24 percent

Net commission income rose by 24 percent or SEK 311 M to SEK 1,611 M (1,300). Higher use of debit and credit cards led to an increase of SEK 80 M or 18 percent in payment commissions to SEK 520 M (440). Asset management commissions rose by 29 percent or SEK 151 M. The increase was due to strong gains in fund contributions and appreciation in the value of fund assets resulting from higher stock prices. Increased stock market activity led to a jump of 111 percent in brokerage commissions to SEK 135 M.

Compared with the fourth quarter of 2003 net commission income rose by SEK 49 M.

Net profit on financial operations

Net profit on financial operations doubled to SEK 388 M (194). Profit from trading in fixed income securities rose by SEK 125 M, while profit from trading in equities and other financial instruments rose by SEK 53 M. Income from foreign exchange operations rose by SEK 16 M.

Compared with the fourth quarter of 2003 net profit on financial operations rose by SEK 131 M.

Other income

Other income, which consists largely of income from the sale of IT and administrative services to independent savings banks and partly owned banks in Sweden, declined by 10 percent to SEK 242 M (269). This income is directly related to FöreningsSparbanken's IT expenses, which also decreased during the quarter.

Profit-based staff costs raised expenses

The Group's expenses rose by SEK 269 M or 8 percent to SEK 3,667 M (3,398). Of the increase, SEK 223 M referred to profit-based staff costs. Excluding the latter, expenses rose by 1 percent.

Staff costs

Staff costs rose to SEK 1,996 M (1,713). In the Swedish operations, staff costs rose by SEK 126 M due to the payment of a bonus of SEK 10,000 to each employee and by SEK 88 M due to an increased allocation to the Kopparmyntet profit-sharing fund. Of the allocation, SEK 41 M was an adjustment of the allocation for

2003. Profit-based staff costs thus rose by 214 M. Excluding these expenses, staff costs in the Swedish operations rose by SEK 47 M or 3 percent due to contractual wage increases and higher pension costs. In International Banking, staff costs amounted to SEK 249 M (227). Of the increase, SEK 9 M was profit-based staff costs.

Compared with the fourth quarter of 2003 staff costs rose by SEK 169 M.

Change in the number of Group employees expressed in terms of full-time positions

	March 31 2004	Dec 31 2003	March 31 2003
Total number of employees	15,383	15,366	15,405
Of which International banking operations	*6,110*	*5,931*	*5,924*

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – decreased by 1 percent to SEK 1,671 M (1,685). Depreciation of tangible fixed assets decreased by SEK 32 M to SEK 148 M (180) and amortization of goodwill amounted to SEK 158 M (154).

Compared with the fourth quarter of 2003 other expenses decreased by SEK 170 M.

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the period, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 530 M (576). The corresponding expense in the Swedish operations was SEK 466 M (502).

Loan losses declined

The loan loss level was 0.09 percent (0.22). Loan losses declined by 58 percent to SEK 163 M (390). FI-Holding's loan losses amounted to SEK 22 M (40) and Hansabank's to SEK 50 M (48). The Group's doubtful claims, gross, amounted to SEK 3,932 M as of March 31, 2004, against SEK 3,862 M on December 31, 2003. Loan loss reserves amounted to SEK 5,068 M (5,053). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies improved

The share of profits and losses of associated companies amounted to SEK 103 M (-35). The share of SpareBank 1 Gruppen's profit was SEK 6 M (-71) after profit improvements by Bank 1 Oslo and Odin Förvaltning.

Tax expense 26 percent

Consolidated profit before tax amounted to SEK 2,623 M (1,953) and the tax expense was SEK 671 M (504), or an effective tax rate of 26 percent (26).

Interest rate risk

An increase in all market interest rates by one percentage point as of March 31, 2004 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,489 M (1,770). The decrease in the value of positions in SEK would have been SEK 1,264 M (1,445) and positions in foreign currency SEK 225 M (325). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 295 M (276) as of March 31, 2004. Comparative figures refer to December 31, 2003.

Capital adequacy

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.7 percent (10.8) on March 31, 2004, of which the primary capital ratio was 7.1 percent (7.2). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.5).

In the first quarter of 2004 primary capital decreased by nearly SEK 1.6 bn due to effects of the application of accounting recommendation RR 29 (IAS 19) Employee benefits. As a result, the primary capital ratio decreased by nearly 0.3 percentage points. In March FöreningsSparbanken issued primary capital certificates amounting to GBP 200 million, equivalent to approximately SEK 2.7 bn. The issue raised the primary capital ratio by nearly 0.5 percentage points.

The risk-weighted amount for credit risks rose to SEK 579 bn (562) during the period. The increase is primarily attributable to higher volumes for Swedbank Markets and higher lending by Spintab and Hansabank. The risk-weighted amount for market risks rose by SEK 4 bn to SEK 30 bn, mainly due to higher volumes.

Profit for the first quarter of 2004 is not included in the capital base.

Specification of capital adequacy

SEK M	**March 31 2004**	**Dec 31 2003**	**March 31 2003**
Primary capital	42,866	42,158	40,030
Supplementary capital	25,319	24,848	26,604
Less shares, etc.	-4,262	-4,282	-5,089
Expanded portion of capital base	994	971	1,082
Capital base	**64,917**	**63,695**	**62,627**
Risk-weighted amount for credit risks	578,833	561,860	549,449
Risk-weighted amount for market risks	29,594	25,660	30,865
Total risk-weighted amount	**608,427**	**587,520**	**580,314**
Capital adequacy ratio, %	10.7	10.8	10.8
Primary capital ratio, %	7.1	7.2	6.9

As of March 31, 2004 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, BoStocken AB, Aktia Sparbank Abp in Finland, Sparebank 1 Gruppen A/S and First Securities A/S in Norway. The Group's insurance companies are not included.

Business volumes

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 584 bn (557) as of March 31, 2004, an increase of SEK 27 bn or 5 percent. Customers' deposits, excluding repurchase agreements (repos), rose SEK 4 bn or 1 percent to SEK 279 bn (275). Deposits in SEK fell by SEK 4 bn or 2 percent to SEK 218 bn (222), while deposits in foreign currency rose to SEK 60 bn (53).

Savings and investments, the Group

SEK bn	March 31 2004	Dec 31 2003	3 months change	March 31 2003
Deposits from the public				
Households	134.4	135.4	-1.0	131.7
Other	83.9	87.0	-3.1	79.5
Households, foreign currency	18.0	16.7	1.3	15.7
Of which Hansabank	*17.9*	*16.7*	*1.2*	*15.6*
Other, foreign currency	42.2	35.8	6.4	34.4
Of which Hansabank	*21.9*	*20.4*	*1.5*	*19.0*
Subtotal	**278.5**	**274.9**	**3.6**	**261.3**
Discretionary asset management	22.2	22.6	-0.4	17.8
Fund management	270.5	248.6	21.9	202.6
Retail bonds, interest-bearing	2.1	2.9	-0.8	2.6
Retail bonds, equity linked	10.4	7.6	2.8	5.8
Unit-linked insurance	40.4	37.0	3.4	30.2
Less unit-linked insurance in own companies	-40.4	-37.0	-3.4	-29.7
Total	**583.7**	**556.6**	**27.1**	**490.6**

Sales and market shares

One of FöreningsSparbanken's objectives in 2004 is a market share in Sweden of 21 percent for new sales of savings products – deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds – excluding sales through partly owned and independent savings banks.

Lending

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 939 bn (906). Credit exposure in the Swedish market rose from December 31, 2003 by SEK 23 bn and in other markets by SEK 10 bn.

The Group's lending to the public amounted to SEK 726 bn (721) at the end of the quarter, an increase of SEK 5 bn or 1 percent from the beginning of the year. In the Swedish operations, lending rose to SEK 616 bn (614). Lending by Hansabank and FI-Holding amounted to SEK 110 bn (107). Of the change, SEK 2 bn was attributable to changes in exchange rates. Consumer loans amounted to SEK 342 bn (337), up SEK 5 bn or 1 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab arranged through the Swedish branch network.

Market shares

FöreningsSparbanken's subsidiary Spintab consolidated its position as Sweden's leading mortgage lender with a market share of 31 percent (31) as of March 31, 2004, including FöreningsSparbanken Jordbrukskredit.

Lending, Group

SEK bn	March 31 2004	Dec 31 2003	3 months change	March 31 2003
Private individuals	342.1	337.5	4.6	312.4
Of which Spintab	*278.0*	*273.6*	*4.4*	*253.7*
Real estate management	151.6	153.0	-1.4	144.6
Retail, hotels, restaurants	28.4	27.6	0.8	26.4
Construction	11.3	10.9	0.4	10.9
Manufacturing	50.1	49.5	0.6	51.9
Transportation	15.8	15.5	0.3	14.1
Forestry and agriculture	34.7	34.8	-0.1	32.1
Other service businesses	17.3	18.1	-0.8	19.5
Other business lending	61.8	60.0	1.8	56.6
Municipalities *)	13.4	14.2	-0.8	14.2
Total lending to the public	**726.5**	**721.1**	**5.4**	**682.7**
Credit institutions incl. Nat'l Debt Office	51.6	54.7	-3.1	66.1
Repurchase agreements (repos)	67.8	50.6	17.2	96.3
Total lending	**845.9**	**826.4**	**19.5**	**845.1**
Of which lending to the public by:				
Hansabank	*42.5*	*39.3*	*3.2*	*32.0*
FI-Holding	*67.9*	*67.9*	*0.0*	*71.5*

*) Not including municipal companies.

Payments

Card payments

As of year-end approximately 2.9 million FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of 6 percent. The trend toward greater card use is continuing. The number of card purchases by FöreningsSparbanken's customers rose by 20 percent and the number of card transactions cleared climbed 20 percent compared with the first quarter of 2003.

Giro payments

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers in the Swedish market with giro accounts is 2.6 million (2.7), of whom 1.1 million (1.0) are Internet-based. Comparative figures refer to March 2003.

Electronic payments

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payments. A total of 250 companies offer the service, compared with 212 on December 31, 2003. The number of e-bills is rising steadily. During the quarter 216,000 e-bills were sent, compared with 164,000 in the corresponding quarter a year earlier.

Other

Jan Lidén new President of FöreningsSparbanken

In January 2004 Jan Lidén was appointed the new President and CEO of FöreningsSparbanken AB. He assumed the post on February 1, 2004. Until then Jan Lidén had served as Deputy CEO and Head of the Stockholm region as well as Acting CFO. He will retain the latter two positions until a permanent replacement is found.

Amended rules for Kopparmyntet profit-sharing system

When FöreningsSparbanken's return on equity exceeds a weighted average for large, publicly listed Nordic banks, an allocation is made to the Kopparmyntet profit-sharing fund. The maximum allocation also requires that the Group meet its market share objective for new sales of savings products in the Swedish market. This market share objective was previously 25 percent. If the objective is not met, the allocation to Kopparmyntet would be reduced by half. In March 2004 FöreningsSparbanken's Board of Directors decided that the market share objective for new sales of savings products in the Swedish market will be at least 21 percent this year. If the objective is not met, any allocation to Kopparmyntet for 2004 will be reduced by 25 percent.

Application of accounting principles

The interim report is prepared according to the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. The report complies with the same accounting principles as the most recent annual report with the exception of changes owing to the application of the Swedish Financial Accounting Standards Council's new recommendation RR 29 Employee Benefits (IAS 19).

The recommendation, which entered into force on January 1, 2004, details how various forms of employee compensation should be reported and, for the FöreningsSparbanken Group, affects the valuation and reporting of the Group's defined-benefit pension commitments. The change in accounting principle took effect on January, 1 2004, due to which the opening shareholders' balance has been restated. Comparative figures may not be restated according to the recommendation

Valued in accordance with RR 29, the Group's opening balance of Other liabilities rises by SEK 1,537 M, consisting of pension debt, assets under management, payroll tax allocations and deferred income tax. The Group's opening balance of Other assets is reduced by SEK 26 M for the change in the share of equity in associated companies. The Group's opening shareholders' equity balance is thereby reduced by SEK 1,563 M.

Based on the conditions that existed at year-end, the reported pension cost for 2004 is expected to be the same in the Group as if it had been reported according to the previous method (defined-contribution method). Settlement of pensions within appropriations is no longer reported.

The recommendation requires the Group to clarify the assumptions that serve as the basis for its calculation. The valuation is based on, among other things, the following annual assumptions: cap on wage increases 3.25 percent; increase in basic income amount 2.5 percent; inflation 2.0 percent; debt is discounted by 4.9 percent, and the anticipated long-term return on assets held separately to cover pension commitments is estimated, after tax on returns and expenses, at 5.0 percent.

Transition to IASB's accounting standards

As of 2005 listed companies in the EU will prepare their consolidated accounts according to IASB's accounting standards (IFRS or IAS). An accounting standard issued by IASB will not become mandatory until the EU has approved its application. The recommendations that the EU has adopted to date do not result in any material changes in the current accounting principles and therefore are not expected to have a significant effect on profits and shareholders' equity.

However, IASB amended consolidated accounting recommendations during the first quarter of 2004 effective January 1, 2005. The change is not expected to have a significant transitional effect on the Group's shareholders' equity. On the other hand, it will mean an end to the amortization of goodwill. Instead goodwill write-offs will be assessed on a continuous basis. If the rule had applied in the first quarter of 2004, the consolidated operating profit would have improved by SEK 172 M due to the absence of goodwill amortization.

The EU has not yet adopted recommendations IAS 32 and IAS 39 on disclosures and valuation rules for financial assets and liabilities. Suggested changes to IAS 39 have been circulated for comment. The changes primarily affect when financial assets and liabilities can be valued at fair value instead of accrued acquisition value. Since the final wording of IAS 39 that the EU will adopt is unclear, the consequences of the transition on profits and shareholders' equity cannot be accurately estimated.

Preparations for the harmonization of the accounting principles to IAS 39 have been made as far as possible. The Group's project to harmonize to IASB's accounting standards is progressing according to plan.

Highlights following the conclusion of the quarter

Resolutions adopted by the Annual General Meeting of 2004

The Annual General Meeting (AGM) of FöreningsSparbanken on April 22, 2004 approved a dividend of SEK 5.75 per share.

The AGM also resolved to permit the bank, in its securities operations, to continuously acquire its own shares to facilitate these operations. This decision remains effective until the 2005 AGM. The holding of shares acquired by the securities operations may at no time exceed 2.5 percent of the total shares in the bank.

It was also resolved to authorize the bank's board until the 2005 AGM to decide to acquire and transfer the bank's own shares over and above any acquisitions made by the securities operations. According to the authorization, acquisitions may not raise the bank's total holding of its own shares, including shares acquired by the securities operations, to more than ten percent of the total number of the shares in the bank. Acquisitions may only be made on Stockholmsbörsen (the Stockholm Stock Exchange) and only at a price that lies within the interval between the highest buying rate and the lowest selling rate.

Transfers of the bank's own shares acquired in accordance with the authorization may be made by way of sale on Stockholmsbörsen at a price that lies within the interval at the time of transfer. To finance acquisitions of all or parts of companies or business activities, transfers may also be made other than through Stockholmsbörsen, with the right to diverge from shareholders' preferential rights and at a price equivalent to estimated market value. Settlement may be made in forms other than cash consideration, such as contributions in kind, set-off of receivables or otherwise with conditions.

Following the AGM, the Board of Directors consists of nine members. The following members were reelected: Bo Forslund, Ulrika Francke, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Marianne Qvick Stoltz, Carl Eric Stålberg, Lennart Sundén and Anders Sundström.

The AGM appointed a Nomination Committee consisting of six members with Thomas Halvorsen, President of the Fourth National Pension Insurance Fund, as Chairman.

At its statutory meeting immediately following the AGM, the Board appointed Carl Eric Stålberg as Chairman, Bo Forslund as First Deputy Chairman and Ulrika Francke as Second Deputy Chairman.

Key ratios for the Group

	March 31 2004	March 31 2003	Full-year 2003
Return on equity, %	16.9	13.1	15.9
Return on total equity, %	1.00	0.80	0.94
Earnings per share, SEK *	3.30	2.43	12.02
Earnings per share after dilution, SEK **	3.30	2.43	12.01
Equity per share, SEK *	80.02	75.70	79.42
Equity per share after dilution, SEK **	79.99	75.67	79.39
C/I ratio before loan losses	0.57	0.59	0.57
C/I ratio after loan losses	0.59	0.66	0.61
Capital adequacy ratio, %	10.7	10.8	10.8
Primary capital ratio, %	7.1	6.9	7.2
Loan loss ratio, net, %	0.09	0.22	0.14
Share of doubtful claims, %	0.29	0.28	0.28
Provision ratio for doubtful claims, % ***	129	133	131
Number of shares at beginning and end of year	527,808,843	527,808,843	527,808,843
Avgerage number of shares during the year	527,808,843	527,808,843	527,808,843
* Number of shares in calculation	527,808,843	527,808,843	527,808,843
** Number of shares after dilution	527,998,282	527,972,274	528,027,504

*** See Note 4

Operational profit and loss account, the Group *

SEK M	Q1 2004	Q1 2003	%	Full-year 2003
Interest receivable	*11,486*	*12,586*	*-9*	*47,755*
Interest payable	*-7,382*	*-8,553*	*-14*	*-31,554*
Net interest income	4,104	4,033	2	16,201
Dividends received	5	10	-50	105
Commissions receivable	*2,135*	*1,738*	*23*	*7,661*
Commissions payable	*-524*	*-438*	*20*	*-1,922*
Net commission income	1,611	1,300	24	5,739
Net profit on financial operations	388	194	100	801
Other operating income	242	269	-10	1,607
Total income	**6,350**	**5,806**	**9**	**24,453**
General administrative expenses				
- Staff costs excl. profit-based staff costs	-1,709	-1,649	4	-6,720
- Profit-based staff costs	-287	-64		-258
- Other	-1,365	-1,351	1	-5,585
Total general administrative expenses	-3,361	-3,064	10	-12,563
Depreciation and write-down of tangible fixed assets	-148	-180	-18	-664
Amortization of goodwill	-158	-154	3	-614
Total expenses	**-3,667**	**-3,398**	**8**	**-13,841**
Profit before loan losses	**2,683**	**2,408**	**11**	**10,612**
Loan losses, net, including change in value of property taken over	-163	-390	-58	-987
Write-down/reversal of write-down of financial fixed assets				55
Share of profit/loss of associated companies	103	-35		-116
Operating profit	**2,623**	**1,983**	**32**	**9,564**
Settlement of pensions		-30		-19
Taxes	-671	-504	33	-2,567
Minority interest	-210	-164	28	-635
Profit for the period	**1,742**	**1,285**	**36**	**6,343**
Earnings per share, SEK **	3.30	2.43	36	12.02
Earnings per share after dilution, SEK **	3.30	2.43	36	12.01

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 21 and 22.

** See key ratios on page 9 for number of shares

Quarterly profit trend for the Group

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	4,104	4,096	4,114	3,958	4,033	3,886	3,930	3,908
Net commission income	1,611	1,562	1,476	1,401	1,300	1,439	1,369	1,479
Net profit on financial operations	388	257	132	218	194	188	183	-173
Other income	247	268	294	871	279	277	267	377
Total income	**6,350**	**6,183**	**6,016**	**6,448**	**5,806**	**5,790**	**5,749**	**5,591**
Staff costs	-1,865	-1,782	-1,707	-1,671	-1,670	-1,753	-1,750	-1,722
Allocation to Kopparmyntet*	-131	-45	-45	-15	-43	-33	46	-41
Other expenses	-1,671	-1,841	-1,614	-1,723	-1,685	-1,671	-1,638	-1,673
Total expenses	**-3,667**	**-3,668**	**-3,366**	**-3,409**	**-3,398**	**-3,457**	**-3,342**	**-3,436**
Profit before loan losses	**2,683**	**2,515**	**2,650**	**3,039**	**2,408**	**2,333**	**2,407**	**2,155**
Loan losses, net incl. change in value of property taken over	-163	-155	-160	-282	-390	-360	-375	-433
Write-down/reversal of write-down of financial fixed assets		32	23				-264	
Share of associated companies' profit/loss	103	75	55	-211	-35	-125	-380	-62
Operating profit	**2,623**	**2,467**	**2,568**	**2,546**	**1,983**	**1,848**	**1,388**	**1,660**

* Profit-sharing fund

Business area report

SEK M	Swedish Retail Operations		Swedbank Markets		Asset Management and Insurance		International Banking		Treasury Management		Shared Services and Group Staffs		Eliminations	
January - March	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Net interest income	2,844	2,890	280	200	11	23	776	779	200	160	-11	-24	4	5
Net commission income	840	653	169	141	331	271	260	229	-6	-8	16	4	1	10
Financial transactions, net	34	27	110	89	3	-8	153	73	74	2	14	11	0	0
Other income	196	135	10	9	10	15	37	40	5	3	741	882	-752	-805
Total income	**3,914**	**3,705**	**569**	**439**	**355**	**301**	**1,226**	**1,121**	**273**	**157**	**760**	**873**	**-747**	**-790**
Staff costs	-1,080	-961	-160	-145	-69	-66	-249	-227	-9	-4	-444	-324	15	14
IT expenses	-151	-182	-59	-64	-18	-18	-35	-37	-2	-2	-200	-229	188	210
Other expenses	-1,056	-1,026	-75	-76	-57	-50	-143	-133	-12	-6	-289	-304	544	566
Depreciation/amortization	-55	-66	-3	-4	-59	-60	-119	-127	0	0	-70	-77		
Total expenses	**-2,342**	**-2,235**	**-297**	**-289**	**-203**	**-194**	**-546**	**-524**	**-23**	**-12**	**-1,003**	**-934**	**747**	**790**
Profit before loan losses	**1,572**	**1,470**	**272**	**150**	**152**	**107**	**680**	**597**	**250**	**145**	**-243**	**-61**		
Loan losses	-81	-303	-10	-9			-72	-92				14		
Share of associated companies' profit/loss	40	24	2	-8			63	-55	-2	4	0	0		
Operating profit/loss	**1,531**	**1,191**	**264**	**133**	**152**	**107**	**671**	**450**	**248**	**149**	**-243**	**-47**		
Return on allocated equity, %	18. 2	15.6	31.6	18.3	28.2	17.5	17.5	9.9	103.5	32.8				
C/I ratio before loan losses	0.60	0.60	0.52	0.66	0.57	0.64	0.45	0.47	0.08	0.08	1.32	1.07		
Full-time employees	6,826	7,147	536	558	257	260	6,110	5,924	27	16	1,627	1,500		

Business area accounting principles

The business area report is based on FöreningsSparbanken's organization and internal accounts.

Market-based compensation is applied between business areas, while all costs for IT, shared services and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

Swedish Retail operations

Swedish Retail operations have customer responsibility for private and commercial customers, organizations, municipalities and county councils in Sweden. It includes the Bank's own distribution channels in the form of branches, ATM's, the Swedish telephone and Internet banks. The Customer Offerings and Products unit (including the subsidiaries Spintab, FSB Finans, Kundinkasso and EnterCard), FSB Bolåndirekt Bank (formerly HSB Bank), partly owned Swedish banks, private banking operations in Luxembourg, FöreningsSparbanken Fastighetsbyrå AB (real estate brokerage) and FöreningsSparbanken Juristbyrå AB (legal services) are also included.

The branch network in Sweden is organized in 77 local banks in 6 regions throughout the country. With 510 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 289 branches. The branch network is

complemented by 219 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at just over 900 post offices.

Approximately 2.1 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.6 million, of whom approximately 1.5 million were private customers, or 25 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. 36 percent of the business customers in Sweden use the Internet bank.

Profit trend

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	2,844	2,909	2,843	2,881	2,890	2,929
Net commission income	840	819	818	717	653	720
Financial transactions, net	34	31	33	33	27	25
Other income	196	182	150	185	135	219
Total income	**3,914**	**3,941**	**3,844**	**3,816**	**3,705**	**3,893**
Staff costs	-1,080	-1,012	-954	-968	-961	-1,065
IT expenses	-151	-178	-186	-183	-182	-342
Other expenses	-1,056	-1,186	-1,043	-1,019	-1,026	-867
Depreciation/amortization	-55	-55	-57	-62	-66	-95
Total expenses	**-2,342**	**-2,431**	**-2,240**	**-2,232**	**-2,235**	**-2,369**
Profit before loan losses	**1,572**	**1,510**	**1,604**	**1,584**	**1,470**	**1,524**
Loan losses	-81	-132	-100	-291	-303	-232
Share of associated companies' profit/loss	40	7	34	24	24	-19
Operating profit/loss	**1,531**	**1,385**	**1,538**	**1,317**	**1,191**	**1,273**
Tax	-428	-388	-435	-357	-341	-381
Minority interests	-1	4	-3	0	-2	0
Profit/loss for the period	**1,102**	**1,001**	**1,100**	**960**	**848**	**892**
Allocated equity	24,271	21,754	21,754	21,754	21,754	20,367
Return on allocated equity, %	18.2	18.4	20.2	17.7	15.6	17.5
Income items						
Income from external customers	3,648	3,710	3,630	3,590	3,487	3,716
Income from transactions with other business areas	266	231	214	226	218	177
Total income	**3,914**	**3,941**	**3,844**	**3,816**	**3,705**	**3,893**
Business volumes, SEK bn						
Lending	601	602	590	576	560	553
Deposits	237	238	238	228	226	221
Mutual funds and insurance	183	165	155	153	139	142
Other investment volume	10	8	7	7	6	6
Shares and participations in associated companies, SEK bn	1	1	1	1	1	1
Risk-weighted volume, SEK bn	397	395	389	380	372	369
Total assets, SEK bn	662	658	652	627	610	602
Total liabilities, SEK bn	638	636	630	605	589	582
Full-time employees	6,826	7,038	6,978	7,007	7,147	7,252

Operating profit amounted to SEK 1,531 M, an increase of SEK 340 M or 29 percent from the previous year. Income rose by SEK 209 M or 6 percent compared with the previous year to SEK 3,914 M (3,705), mainly through higher mutual fund and insurance commissions and the acquisition of EnterCard, whose income amounted to SEK 60 M. Net interest income has been affected negatively by a lower margin on deposits, mainly due to lower interest rates.

Adjusted for bonuses and an increased allocation to the Kopparmyntet profit-sharing fund, as well as the acquisition of EnterCard, expenses decreased by SEK 75 M or just over 3 percent compared with the previous year.

Loan losses amounted to SEK 81 M, a decrease of SEK 222 M or 73 percent compared with the previous year. The loan loss ratio was 0.06 percent (0.20).

The return on allocated equity was 18 percent (16).

Compared with the previous quarter operating profit rose by SEK 146 M or 11 percent, primarily due to a seasonal increase in expenses during the fourth quarter of 2003.

The number of full-time positions was reduced by 321 compared with the previous year and by 212 compared with the fourth quarter of 2003.

Swedbank Markets

Swedbank Markets comprises Investment Banking and Merchant Banking operations, as well as responsibility for financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds. The products are sold by the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Profit trend

M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	280	144	348	151	200	258
Net commission income	169	206	124	151	141	174
Financial transactions, net	110	168	13	69	89	52
Other income	10	9	14	66	9	12
Total income	**569**	**527**	**499**	**437**	**439**	**496**
Staff costs	-160	-152	-131	-129	-145	-153
IT expenses	-59	-45	-54	-67	-64	-66
Other expenses	-75	-70	-78	-84	-76	-97
Depreciation/amortization	-3	-3	-4	-4	-4	-5
Total expenses	**-297**	**-270**	**-267**	**-284**	**-289**	**-321**
Profit before loan losses	**272**	**257**	**232**	**153**	**150**	**175**
Loan losses	-10	-4	-4	0	-9	-11
Share of associated companies' profit/loss	2	3	-6	4	-8	0
Operating profit/loss	**264**	**256**	**222**	**157**	**133**	**164**
Tax	-74	-74	-61	-43	-37	-46
Profit/loss for the period	**190**	**182**	**161**	**114**	**96**	**118**
Allocated equity	2,405	2,093	2,093	2,093	2,093	2,249
Return on allocated equity, %	31.6	34.8	30.8	21.8	18.3	21.0
Income items						
Income from external customers	492	439	427	365	365	423
Income from transactions with other business areas	77	88	72	72	74	73
Total income	**569**	**527**	**499**	**437**	**439**	**496**
Business volumes, SEK bn						
Lending	14	12	12	14	16	17
Deposits	1			0		0
Mutual funds and insurance	1	1	1	1	1	1
Other investment volume	10	8	7	6	6	6
Shares and participations in associated companies, SEK bn	0	0	0	0	0	0
Risk-weighted volume, SEK bn	45	37	40	45	46	39
Total assets, SEK bn	276	232	253	246	247	205
Total liabilities, SEK bn	274	230	251	244	245	203

Full-time employees	536	535	568	562	558	526

Swedbank Markets' operating profit amounted to SEK 264 M, an increase of SEK 131 M or 98 percent compared with the previous year. Income from equity-related operations rose by 37 percent or SEK 64 M, while improving by 26 percent or SEK 65 M in fixed income and foreign exchange trading.

The return on allocated equity rose to 32 percent (18).

Compared with the previous quarter, operating profit rose by SEK 8 M or 3 percent.

Asset Management and Insurance

Asset Management and Insurance comprises the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Operating profit amounted to SEK 152 M, an increase of SEK 45 M or 42 percent compared with the first quarter of the previous year. The improvement is due to higher asset management volumes, primarily resulting from higher share prices on global markets, which raised asset volumes and resulted in increased commission income.

The return on allocated equity in the first quarter of 2004 was 28 percent (17).

Compared with the previous quarter, operating profit rose by SEK 29 M or 24 percent.

Profit trend

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	11	11	8	3	23	13
Net commission income	331	318	301	278	271	293
Net profit on financial operations	3	-3	3	16	-8	10
Other income	10	11	8	1	15	8
Total income	**355**	**337**	**320**	**298**	**301**	**324**
Staff costs	-69	-55	-65	-62	-66	-42
IT expenses	-18	-20	-21	-19	-18	-22
Other expenses	-57	-79	-41	-65	-50	-65
Depreciation/amortization	-59	-60	-59	-59	-60	-62
Total expenses	**-203**	**-214**	**-186**	**-205**	**-194**	**-191**
Profit before loan losses	**152**	**123**	**134**	**93**	**107**	**133**
Operating profit	**152**	**123**	**134**	**93**	**107**	**133**
Tax	-43	-34	-38	-26	-30	-37
Profit for the period	**109**	**89**	**96**	**67**	**77**	**96**
Allocated equity	1,547	1,759	1,759	1,759	1,759	1,971
Return on allocated equity, %	28.2	20.2	21.8	15.2	17.5	19.5
Income items						
Income from external customers	701	662	629	624	535	611
Income from transactions with other business areas	-346	-325	-309	-326	-234	-287
Total income	**355**	**337**	**320**	**298**	**301**	**324**
Business volumes, SEK bn						
Mutual funds and insurance	271	249	232	224	203	206
Other investment volume	22	22	24	24	18	20
Total assets, SEK bn	46	42	40	39	35	36
Total liabilities, SEK bn	44	40	38	37	33	34
Full-time employees	257	256	264	255	260	282

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the first quarter of 2004 totaled SEK 7 bn, against SEK 5 bn in the corresponding period of the previous year. Of net contributions, SEK 3.1 bn (2.9) was from premium pension investments and SEK 0.9 bn (0.3) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 271 bn on March 31, 2004, compared with SEK 249 bn on December 31, 2003. The change resulted from an increase in the value of fund assets of approximately SEK 15 bn, mainly because of rising stock prices during the year. After net fund contributions of approximately SEK 7 bn, the increase in fund assets during the period was SEK 22 bn. Institutional asset management operations managed SEK 42 bn (41), of which SEK 20 bn (18) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 23 percent (17) in the first quarter of 2004. Its share of assets under management in the fund market was 28 percent (29) on December 31, 2003.

Fund management	**March 31 2003**	**Dec 31 2003**	**March 31 2002**
Assets under management (SEK bn)	271	249	203
Of which:			
Swedish equities, %	*27.3*	*27.4*	*25.3*
Foreign equities, %	*37.3*	*36.3*	*36.0*
Interest-bearing securities, %	*35.4*	*36.3*	*38.7*
Number of customers (thousands)	2,793	2,776	2,742
Unit-linked insurance			
Assets under management (SEK bn)	40.5	37.0	30.2
Of which in Robur funds	*40.5*	*37.0*	*29.7*
Number of policies (thousands)	700	680	652
Discretionary asset management			
Assets under management (SEK bn)	42	41	32
Of which in Robur funds	*20*	*18*	*14*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 1.8 bn (1.6) during the first quarter of 2004. Robur Försäkring's assets under management by amounted to SEK 40.5 bn as of March 31, 2004, compared with SEK 37.0 bn on December 31, 2003.

The market share for new unit-linked insurance was 13 percent on December 31, 2003. Robur Försäkring had approximately 700,000 (680,000) policies as March 31, in addition to around 1 million group life insurance policies.

Fund management results

All of Robur's equity funds appreciated in value during the first quarter. Its Swedish funds rose between 8 and 9 percent, while its public savings funds generated a return of slightly over 7 percent. The highest return was by the Russia Fund, which gained approximately 37 percent during the quarter.

Equity funds that invest in Sweden and the Nordic region have had the best start of the year relative to their comparative indexes. International equity funds, on the other hand, performed weaker than their indexes.

The funds with the highest returns relative to their comparative indexes are industry-specific funds such as Realinvest, the Forestry Fund, Medica and Small Cap Sweden.

International Banking

The International Banking business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark as well as FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

In January 2004 FöreningsSparbanken acquired an additional 2.5 percent of the shares in FI-Holding, increasing its holding from 74.7 percent to 77.2 percent.

In January 2004 Hansabank acquired the Lithuanian insurance company Lietuvos Draudimo Gyvybes Draudimas (LDGD). The acquisition raised income by SEK 12 M and expenses by SEK 6 M in the first quarter of 2004.

Profit trend

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	776	799	748	743	779	695
Net commission income	260	266	249	258	229	256
Net profit on financial operations	153	48	87	56	73	107
Other income	37	26	40	75	40	44
Total income	**1,226**	**1,139**	**1,124**	**1,132**	**1,121**	**1,102**
Staff costs	-249	-276	-220	-237	-227	-257
IT expenses	-35	-48	-35	-37	-37	-39
Other expenses	-143	-173	-146	-146	-133	-187
Depreciation/amortization	-119	-113	-119	-121	-127	-122
Total expenses	**-546**	**-610**	**-520**	**-541**	**-524**	**-605**
Profit before loan losses	**680**	**529**	**604**	**591**	**597**	**497**
Loan losses	-72	-52	-103	-93	-92	-58
Share of profit/loss of associated companies	63	45	24	-244	-55	-106
Operating profit	**671**	**522**	**525**	**254**	**450**	**333**
Tax	-98	-89	-78	-167	-67	-23
Minority interests	-206	-158	-164	-144	-166	-167
Profit for the period	**367**	**275**	**283**	**-57**	**217**	**143**
Allocated equity	8,406	8,790	8,790	8,790	8,790	8,523
Return on allocated equity, %	17.5	12.5	12.9	neg.	9.9	6.7
Income items						
Income from external customers	1,226	1,139	1,124	1,132	1,121	1,102
Business volumes, SEK bn						
Lending	110	107	103	104	104	100
Deposits	40	37	35	35	35	33
Shares and participations in associated companies, SEK bn	1	1	1	1	2	1
Risk-weighted volume, SEK bn	155	149	147	152	154	150
Total assets, SEK bn	149	144	137	142	144	136
Total liabilities, SEK bn	141	135	128	133	135	127
Full-time employees	6,110	5,931	5,932	5,926	5,924	5,901

Operating profit for International Banking amounted to SEK 671 M, an increase of SEK 221 M or 49 percent from the previous year. Hansabank raised its operating profit by SEK 78 M or 26 percent to SEK 381 M, while FI-Holding's profit improved by SEK 47 M or 21 percent to SEK 267 M. SpareBank 1 Gruppen's profit improved by SEK 77 M to SEK 6 M.

Compared with the previous quarter operating profit improved by SEK 149 M, of which SEK 104 M related to Hansabank and SEK 28 M to FIH.

Income rose by SEK 105 M or 9 percent compared with the previous year to SEK 1,226 M. Expenses rose by SEK 22 M or 4 percent to SEK 546 M. Loan losses decreased by SEK 20 M to SEK 72 M.

The return on allocated equity was 17 percent (10). For Hansabank the return was 28 percent (24) and for FI-Holding 13 percent (10).

The number of full-time employees rose by 179 compared with the previous quarter. The increase is due to the acquisition of LDGD.

Treasury Management

The business area includes Treasury Management in Sweden (the parent company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury Management is responsible for long-term funding in the Swedish market and management of the bank's strategic short-term portfolio, interest-bearing fixed assets and strategic shareholdings, including the holding in OMHEX. Treasury Management is also responsible for managing issues regarding the Group's balance sheet and capital and risk structure.

As of the first quarter of 2004 the shareholding in VPC is reported in Treasury Management. Previously it had been reported in Shared Services and Group Staffs. Historical figures have been restated.

Profit trend

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	200	257	236	141	160	131
Net commission income	-6	-7	-7	-6	-8	-7
Net profit on financial operations	74	12	-5	57	2	4
Other income	5	8	19	515	3	1
Total income	**273**	**270**	**243**	**707**	**157**	**129**
Staff costs	-9	-4	-3	-4	-4	-4
IT expenses	-2	-1	-2	-1	-2	-2
Other expenses	-12	-6	-6	-8	-6	-15
Depreciation/amortization	0	0	0	0	0	0
Total expenses	**-23**	**-11**	**-11**	**-13**	**-12**	**-21**
Profit before loan losses	**250**	**259**	**232**	**694**	**145**	**108**
Write-off/reversal of write-off of financial fixed assets		32	23			
Share of associated companies' profit/loss	-2	20	2	5	4	1
Operating profit	**248**	**311**	**257**	**699**	**149**	**109**
Tax	-69	-86	-72	-92	-42	-30
Profit for the period	**179**	**225**	**185**	**607**	**107**	**79**
Allocated equity	692	1,303	1,303	1,303	1,303	1,470
Return on allocated equity, %	103.5	69.1	56.8	186.3	32.8	21.5
Income items						
Income from external customers	272	272	246	707	158	129
Income from transactions with other business areas	1	-2	-3	0	-1	0
Total income	**273**	**270**	**243**	**707**	**157**	**129**
Business volumes, SEK bn						
Lending	1	0	1	1	1	1
Other investment volume	2	3	3	3	3	2
Risk-weighted volume, SEK bn	8	6	6	6	8	7
Total assets, SEK bn	389	368	373	373	350	340
Total liabilities, SEK bn	388	367	372	372	349	339
Full-time employees	27	18	18	18	16	18

Treasury Management's operating profit amounted to SEK 248 M, an increase of SEK 99 M compared with the previous year. Compared with the previous quarter operating profit decreased by SEK 63 M, mainly due to the reversal of a write-off of the OMHEX shares in the fourth quarter of 2003 and a decrease of SEK 22 M in the share of VPC's profit.

Shared Services and Group Staffs

Shared Services and Group Staffs comprises IT and other shared services, Group Staffs and the Group's own insurance company (Sparia). The business area previously included a few loan loss provisions that were not reported by units with customer responsibility.

Profit trend

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	-11	-26	-69	30	-24	-142
Net commission income	16	-40	-8	13	4	1
Net profit on financial operations	14	1	1	-13	11	-8
Other income	741	747	854	830	882	678
Total income	**760**	**682**	**778**	**860**	**873**	**529**
Staff costs	-444	-342	-394	-302	-324	-283
IT expenses	-200	-240	-232	-255	-229	-160
Other expenses	-289	-183	-236	-303	-304	-149
Depreciation/amortization	-70	-80	-72	-76	-77	-41
Total expenses	**-1,003**	**-845**	**-934**	**-936**	**-934**	**-633**
Profit before loan losses	**-243**	**-163**	**-156**	**-76**	**-61**	**-104**
Loan losses		33	47	102	14	-59
Share of profit/loss of associated companies	0	0	1	0	0	-1
Operating profit/loss	**-243**	**-130**	**-108**	**26**	**-47**	**-164**
Appropriations		28	3	-20	-30	-25
Tax	41	-41	15	3	13	8
Minority interests	-3	-5	1	-2	4	-1
Profit/loss for the period	**-205**	**-148**	**-89**	**7**	**-60**	**-182**
Income items						
Income from external customers	74	102	106	97	101	105
Income from transactions with other business areas	686	580	672	763	772	424
Total income	**760**	**682**	**778**	**860**	**873**	**529**
Business volumes, SEK bn						
Lending					2	2
Total assets, SEK bn	14	8	7	8	10	6
Total liabilities, SEK bn	14	8	7	8	10	6
Full-time employees	1,627	1,588	1,599	1,582	1,500	1,489

The business area reported an operating loss of SEK 243 M, a decrease of SEK 196 M compared with the previous year and SEK 113 M compared with the previous quarter. Income for IT services from partly owned banks and independent savings banks decreased, and the unit was charged with expenses of SEK 41 M for the increased distribution by the Kopparmyntet profit-sharing fund for 2003

Eliminations

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	4	2	0	9	5	2
Net commission income	1	0	-1	-10	10	2
Net profit on financial operations	0	0	0	0	0	-2
Other income	-752	-715	-791	-801	-805	-685
Total income	**-747**	**-713**	**-792**	**-802**	**-790**	**-683**
Staff costs	15	14	15	16	14	18
IT expenses	188	188	202	223	210	290
Other expenses	544	511	575	563	566	375
Total expenses	**747**	**713**	**792**	**802**	**790**	**683**
Business volumes, SEK bn						
Mutual funds and insurance	-184	-166	-155	-154	-140	-143
Other investment volume	-9	-8	-7	-7	-6	-6
Total assets, SEK bn	-481	-450	-452	-403	-385	-368
Total liabilities, SEK bn	-481	-450	-452	-403	-385	-368

Profit and loss account, the Group *

SEK M	Jan-Mar 2004	Jan-Mar 2003	%	Full-year 2003
Interest receivable	*11,466*	*12,563*	*-9*	*47,701*
Interest payable	*-7,397*	*-8,571*	*-14*	*-31,615*
Net interest income	4,069	3,992	2	16,086
Dividends received	5	10	-50	104
Commissions receivable	*2,022*	*1,650*	*23*	*7,239*
Commissions payable	*-491*	*-416*	*18*	*-1,820*
Net commission income (Note 1)	1,531	1,234	24	5,419
Net profit on financial operations (Note 2)	369	203	82	776
Other operating income	239	260	-8	1,591
Total income	**6,213**	**5,699**	**9**	**23,976**
General administrative expenses				
- Staff costs	-1,981	-1,699	17	-6,937
- Other	-1,348	-1,329	1	-5,516
Total general administrative expenses	-3,329	-3,028	10	-12,453
Depreciation/write-off of tangible fixed assets	-148	-179	-17	-664
Amortization of goodwill	-158	-154	3	-614
Total expenses	**-3,635**	**-3,361**	**8**	**-13,731**
Profit before loan losses	**2,578**	**2,338**	**10**	**10,245**
Loan losses, net (Note 3)	-163	-390	-58	-987
Reversal of write-off of financial fixed assets				55
Share of profit/loss of associated companies	103	-35		-116
Operating profit in banking operations	**2,518**	**1,913**	**32**	**9,197**
Operating profit in insurance operations	105	70	50	367
Profit before appropriations and tax	**2,623**	**1,983**	**32**	**9,564**
Settlement of pensions		-30		-19
Tax	-671	-504	33	-2,567
Minority interest	-210	-164	28	-635
Profit for the period	**1,742**	**1,285**	**36**	**6,343**
Earnings per share, SEK *	3.30	2.43	36	12.02
Earnings per share after dilution, SEK *	3.30	2.43	36	12.01

* Prepared according to the instructions of the Financial Supervisory Authority.
** See key ratios on page 9 for number of shares.

Profit and loss account, the Bank

SEK M	Jan-Mar 2004	Jan-Mar 2003	%	Full-year 2003
Interest receivable	*4,283*	*4,825*	*-11*	*18,316*
Interest payable	*-2,483*	*-3,103*	*-20*	*-11,216*
Net interest income	1,800	1,722	5	7,100
Dividends received	58	15		5,515
Commissions receivable	*1,338*	*1,083*	*24*	*4,764*
Commissions payable	*-270*	*-224*	*21*	*-1,008*
Net commission income (Note 1)	1,068	859	24	3,756
Net profit on financial operations (Note 2)	228	131	74	506
Other operating income	215	253	-15	1,528
Total income	**3,369**	**2,980**	**13**	**18,405**
General administrative expenses				
- Staff costs	-1,595	-1,350	18	-5,466
- Other	-1,066	-1,046	2	-4,324
Total general administrative expenses	-2,661	-2,396	11	-9,790
Depreciation/write-off of tangible fixed assets	-90	-110	-18	-409
Amortization of goodwill	-25	-25	0	-101
Total expenses	**-2,776**	**-2,531**	**10**	**-10,300**
Profit before loan losses	**593**	**449**	**32**	**8,105**
Loan losses, net (Note 3)	-135	-294	-54	-820
Write-off of financial fixed assets		-39		-447
Reversal of write-off of financial fixed assets				55
Profit before appropriations and tax	**458**	**116**		**6,893**
Appropriations	-5	-30		-568
Tax	-121	-40		-1,728
Profit for the period	**332**	**46**		**4,597**

Balance sheet

SEK M	Group Mar 31 2004	Group Dec 31 2003	Group Mar 31 2003	Bank Mar 31 2004	Bank Dec 31 2003	Bank Mar 31 2003
Loans to credit institutions (Note 4)	107,596	76,643	114,020	165,801	124,423	142,008
Loans to the public (Note 4)	738,330	749,752	731,050	195,688	212,055	225,083
Interest-bearing securities	100,487	77,174	76,425	109,689	81,908	81,604
- Financial fixed assets	*1 014*	*1 233*	*2 403*	*813*	*802*	*167*
- Financial current assets	*99,473*	*75,941*	*74,022*	*108,876*	*81,106*	*81,437*
Assets in insurance operations	43,085	38,199	31,692			
Other assets	65,755	60,566	58,255	79,120	77,983	67,318
Total assets	**1,055,253**	**1,002,334**	**1,011,442**	**550,298**	**496,369**	**516,013**
Amounts owed to credit institutions	101,306	95,441	116,480	126,624	115,756	129,908
Deposits and borrowings from the public	288,145	283,616	276,511	238,804	235,498	229,482
Debt securities in issue	462,728	442,103	447,330	67,736	42,471	58,598
Liabilities in the insurance operations	43,020	38,082	31,905			
Other liabilities	82,608	69,149	64,723	59,696	48,708	43,166
Subordinated liabilities	29,939	26,826	29,617	23,350	20,180	22,685
Minority interests	5,271	5,198	4,922			
Untaxed reserves				7,940	7,940	7,940
Shareholders' equity	42,236	41,919	39,954	26,148	25,816	24,234
Total liabilities, provisions and shareholders' equity	**1,055,253**	**1,002,334**	**1,011,442**	**550,298**	**496,369**	**516,013**
Assets pledged for own liabilities	99,068	97,730	63,690	58,709	60,290	27,443
Other assets pledged	12,013	11,988	52,338	11,659	11,984	52,178
Contingent liabilities	23,312	22,188	28,412	25,810	25,017	20,623
Commitments	3,706,244	3,283,527	2,406,795	3,365,190	2,973,326	2,132,952

Change in shareholders' equity

SEK M	Group Restricted equity	Group Non-restricted equity	Group Total sharehold-ers' equity	Bank Restricted equity	Bank Non-restricted equity	Bank Total sharehold-ers' equity
Opening balance Jan. 1, 2003	29,234	9,368	38,602	18,484	5,704	24,188
Transfers between restricted and non-restricted equity	903	-903		643	-643	
Dividend		-2,903	-2,903		-2,903	-2,903
Group contributions					-92	-92
Tax reduction due to Group contributions paid					26	26
Translation difference		-183	-183			
Exchange rate difference subsidiary and associated company financing		60	60			
Profit for the year		6,343	6,343		4,597	4,597
Closing balance December 31, 2003	**30,137**	**11,782**	**41,919**	**19,127**	**6,689**	**25,816**
Change in accounting principle for RR 29 Employee benefits	**-24**	**-1,539**	**-1,563**			
Adjusted opening balance Jan. 1, 2004	**30,113**	**10,243**	**40,356**	**19,127**	**6,689**	**25,816**
Transfers between restricted and non-restricted equity	344	-344		307	-307	
Translation difference		301	301			
Exchange rate difference subsidiary and associated company financing		-163	-163			
Profit for the period		1,742	1,742		332	332
Closing balance March 31, 2004	**30,457**	**11,779**	**42,236**	**19,434**	**6,714**	**26,148**

Statement of cash flows

SEK M	Group		Bank	
January – March	**2004**	**2003**	**2004**	**2003**
Liquid assets at beginning of year *	**66,241**	**58,569**	**52,240**	**47,087**
Operating activities				
Operating profit	2 623	1 983	458	116
Adjustments for non-cash items	2,392	2,980	316	5,107
Taxes	-224	-247	-357	-297
Decrease/increase in receivables from credit institutions	-2,854	5,008	-11,241	-7,579
Decrease/increase in loans to the public	-1,851	-12,047	863	-1,343
Decrease/increase in holdings of securities classified as current assets	-7,641	-6,858	-15,701	-8,182
Increase in deposits and borrowings from the public, including retail bonds	11,169	3,239	11,496	961
Decrease/increase in amounts owned to credit institutions	5,680	14,622	11,839	28,281
Change in other assets and liabilities, net	-3,006	-7,432	3,113	-6,058
Cash flow from operating activities	**6,288**	**1,248**	**786**	**11,006**
Investing activities				
Purchase of fixed assets	-503	-864	-355	-2,002
Sale of fixed assets	281	108	51	5
Cash flow from investing activities	**-222**	**-756**	**-304**	**-1,997**
Financing activities				
Issuance of interest-bearing securities	70,655	50,208	4,234	7,683
Redemption of interest-bearing securities	-58,560	-33,608	-80	-6,128
Decrease in other funding	10,895	17,051	21,516	19,068
Cash flow from financing activities	**22,990**	**33,651**	**25,670**	**20,623**
Cash flow for the period	**29,056**	**34,143**	**26,152**	**29,632**
Exchange rate differences in liquid assets	366	189		
Liquid assets at end of period*	**95,663**	**92,901**	**78,392**	**76,719**
* of which securities pledged for OMHEX, etc.				
At beginning of year	3,207	4,800	3,207	4,800
At year-end	1,197	780	1,197	780

Note 1. Specification of net commission income

SEK M	Group		Bank	
January – March	**2004**	**2003**	**2004**	**2003**
Payment processing commissions	766	668	575	521
Brokerage	135	64	117	51
Asset management	566	443	309	234
Other securities commissions	63	46	62	41
Other commissions receivable	492	429	275	236
Total commissions receivable	**2,022**	**1,650**	**1,338**	**1,083**
Payment processing commissions	-246	-229	-207	-196
Securities commissions	-49	-30	-37	-19
Other commissions payable	-196	-157	-26	-9
Total commissions payable	**-491**	**-416**	**-270**	**-224**
Total commissions, net	**1,531**	**1,234**	**1,068**	**859**

Note 2. Specification of net profit on financial operations

SEK M	Group		Bank	
January – March	**2004**	**2003**	**2004**	**2003**
Capital gains/losses				
Shares/participating interests	-10	-32	-8	-33
Interest-bearing securities	-434	123	-472	130
Other financial instruments	2	-3	0	0
Total	**-442**	**88**	**-480**	**97**
Unrealized changes in value				
Shares/participating interests	62	74	50	68
Interest-bearing securities	564	-105	550	-145
Other financial instruments	-2	-25	0	0
Total	**624**	**-56**	**600**	**-77**
Change in exchange rates	187	171	108	111
Total	**369**	**203**	**228**	**131**

Note 3. Specification of loan losses, net, and change in the value of property taken over

SEK M	Group		Bank	
January – March	**2004**	**2003**	**2004**	**2003**
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-290	-257	-201	-172
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	211	181	152	131
The period's provisions for anticipated loan losses	-217	-285	-42	-81
Recoveries from previous periods' established loan losses	122	137	35	48
Recovered provisions for anticipated loan losses	75	80	20	17
The period's net expense	**-99**	**-144**	**-36**	**-57**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-31**	**-216**	**-81**	**-212**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The year's write-off for established loan losses	-29	-26	-16	-17
Recoveries from previous years' established loan losses	1	3	0	1
Allocations/withdrawals from loan loss reserve	-2	1	-1	-4
The period's net expense for collectively assessed claims	**-30**	**-22**	**-17**	**-20**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-3**	**-1**	**-1**	**2**
The period's net loan loss expense	**-163**	**-383**	**-135**	**-287**
Change in the value of property taken over	0	-7	0	-7
Total loan losses, net, and change in value of property taken over	**-163**	**-390**	**-135**	**-294**

Note 4. Claims

(Loans to credit institutions and loans to the public)

SEK M	Group			Bank		
	Mar 31 2004	Dec 31 2003	Mar 31 2003	Mar 31 2004	Dec 31 2003	Mar 31 2003
Accrued acquisition value (before accounting for provisions)	850,994	831,448	850,150	364,389	339,423	369,935
Specific provisions for individually assessed claims	-1,284	-1,341	-1,284	-659	-787	-626
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	-205	-211	-202	-110	-108	-106
Collective provisions for individually assessed claims	-3,579	-3,501	-3,594	-2,131	-2,050	-2,112
Total provisions	**-5,068**	**-5,053**	**-5,080**	**-2,900**	**-2,945**	**-2,844**
Book value	**845,926**	**826,395**	**845,070**	**361,489**	**336,478**	**367,091**
Book value of doubtful claims	2,442	2,304	2,340	979	1,015	1,156
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	437	396	590	103	124	183
Property taken over to protect claims:						
- Buildings and land	7	11	12	0	0	1
- Shares and participating interests	14	12	14	10	7	9
- Other	2	2	2	0	0	0
Total	**23**	**25**	**28**	**10**	**7**	**10**
Doubtful claims as % of total lending	0.29	0.28	0.28	0.27	0.30	0.31
Total provision ratio for doubtful claims *	129	131	133	166	154	151
Provision ratio for individually identified doubtful claims	38	40	39	44	47	39

* Total provision, i.e. including provisions for claims in relation to doubtful claims, gross.

Specification of claims

Sector/Industry SEK M March 31, 2004	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogenous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which interest is entered as income
Consumers	342,536	44	162	205	342,125	323	202
Real estate management	152,264	212	501		151,551	380	24
Retail, hotels, restaurants	29,010	101	485		28,424	133	6
Construction	11,427	13	73		11,341	31	1
Manufacturing	51,681	378	1,214		50,089	503	148
Transportation	15,914	35	104		15,775	183	5
Forestry and agriculture	34,829	25	94		34,710	72	4
Other service businesses	17,635	76	308		17,251	195	39
Other business lending	62,795	380	638		61,777	622	8
Municipalities	13,414				13,414		
Lending	**731,505**	**1,264**	**3,579**	**205**	**726,457**	**2,442**	**437**
Credit institutions incl. Nat'l Debt Office	51,662	20			51,642	0	
Repurchase agreements - credit institutions incl. Nat'l Debt Office	56,454				56,454		
Repurchase agreements - public	11,373				11,373		
Total lending to credit institutions and the public	**850,994**	**1,284**	**3,579**	**205**	**845,926**	**2,442**	**437**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On March 31, 2004 the price of the FöreningsSparbanken share was SEK 140 and the warrant SEK 3.30.

Derivatives in the Group on March 31, 2004

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	23,388	21,153	10,554	7,495	1,213	1,194	5	4
Derivatives not reported on the balance sheet	105		858					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	27,360	22,794	12,762	10,027	1,268	1,268	5	5
Derivatives not reported on the balance sheet	133		2					

Ratings, March 31 2004

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
Bank	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F1	A-	-
FIH	-	-	P-1	A1	-	-	-	-

* Bank Financial Strength Rating

Financial information 2004
The Group's financial reports can be obtained or ordered on FöreningsSparbanken's website at http://www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:
- Interim report January – June 2004 on August 18, 2004
- Interim report January – September 2004 on October 29, 2004

Audit report
This year-end report has not been reviewed by the bank's auditors.

Stockholm, May 4, 2004

Jan Lidén
President and Chief Executive Officer

FöreningsSparbanken AB (publ)
Organization no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 5859 0000
www.foreningssparbanken.se
info@foreningssparbanken.se

For further information, please contact:
Jan Lidén, President and CEO, Acting CFO
Phone + 46 8 5859 2227

Henrik Kolga, Head of Communications
Phone + 46 8 5859 2779, + 46 708 11 13 15

Jonas Blomberg, Head of Investor Relations
Phone + 46 8 5859 3322, + 46 702 650 133



Cash Offer by

FöreningsSparbanken AB (publ)

a company incorporated pursuant to the laws of Sweden

for the acquisition of all shares of

AS Hansapank

a company incorporated pursuant to the laws of Estonia

Tallinn, 1 March 2005

*This offer document, consisting of six parts: this document, a list of companies controlled by FöreningsSparbanken, FöreningsSparbanken's annual reports for 2001, 2002 and 2003 and the preliminary year-end report for 2004 (the "**Prospectus**"), has been prepared by FöreningsSparbanken AB in connection with the cash offer being made by FöreningsSparbanken AB for the acquisition of all shares of AS Hansapank.*

The Prospectus has been prepared in an Estonian language version, an English language version and a Swedish language version. The Estonian language version shall be the governing version.

*Warning to shareholders regarding information received from third parties: No person is authorized to give any information or to make any representation other than as contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been made or authorized by FöreningsSparbanken AB, or Morgan Stanley & Co. Limited ("**Morgan Stanley**"), neither of whom shall be liable in respect thereof.*

The Offer (as defined on page 3 in the Prospectus) is not directed towards any person whose participation requires additional prospectus, registration or other measures than those required by Estonian or Swedish law. Specifically, the Offer is not being made directly or indirectly in or into the United States of America, Australia, Japan or Canada. Copies of the Prospectus or any other documents related to the Offer must not be mailed or otherwise distributed or sent in or into or from the United States of America, Australia, Japan or Canada, and persons receiving the Prospectus or any other documents related to the Offer (including, without limitation, custodians, nominees and trustees) must not distribute or send them in, into or from the United States of America, Australia, Japan or Canada. The Prospectus or any other documents related to the Offer may not be distributed to or in any other country where such distribution (i) requires additional registration or other measures than those prescribed by Estonian and Swedish law or (ii) conflicts with prevailing legislation or regulations in such country.

The Estonian language version of the Prospectus and the terms of the Offer have been approved by the Estonian Financial Supervision Authority (Finantsinspektsioon) on 28 February 2005.

The Swedish language version of the Prospectus has been registered with the Swedish Financial Supervisory Authority (Finansinspektionen) in accordance with the provisions in Chapter 2, Section 4 of the Financial Instruments Trading Act (1991:980). Registration with the Swedish Financial Supervisory Authority is not a guarantee from the Swedish Financial Supervisory Authority that the information in the Prospectus is accurate or complete.

Please note that the totals in the tables in the Prospectus may differ from the corresponding sums due to rounding (1/2 and exceeding fractions are rounded upwards to a higher integer and lower fractions downwards).

All information contained in the Prospectus is presented as of 11 February 2005 (except if expressly stated otherwise), the date for submission of the Prospectus and the notice of the Offer to the Estonian Financial Supervision Authority.

The Offer and all acceptances given and/or transactions entered into in the course thereof shall be governed by the laws of Estonia. Any disputes arising in connection with the Offer and/or the acceptances given and/or transactions entered into in the course thereof shall be settled in the Tallinn City Court.

Morgan Stanley is acting for FöreningsSparbanken and no one else in connection with the Offer and will not be responsible to anyone other than FöreningsSparbanken for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Offer.

Morgan Stanley



Swedbank
Markets

TABLE OF CONTENTS

CASH OFFER

In accordance with the Rules of Takeover Bids and other laws effective in Estonia, FöreningsSparbanken AB ("**FöreningsSparbanken**"), a company incorporated pursuant to the laws of Sweden, registration number 502017-7753, address 105 34 Stockholm, Sweden, is offering to acquire all shares of AS Hansapank ("**Hansabank**"), a company incorporated pursuant to the laws of Estonia, registry code 10060701, address Liivalaia 8, Tallinn 15040, Estonia, not already owned by FöreningsSparbanken from shareholders of Hansabank ("**Shareholders**") on the following terms and conditions (the "**Offer**"):

The persons acting in concert with FöreningsSparbanken within the meaning of Article 168 of the Securities Market Act of Estonia are the companies controlled by FöreningsSparbanken.

1. Number of shares of Hansabank owned by FöreningsSparbanken and persons acting in concert

FöreningsSparbanken is the beneficial owner of 189,504,712 shares of Hansabank, representing 59.71 per cent of the total number of shares of Hansabank. As at 23 February 2005, Hansabank was the registered owner of 539,823 shares of Hansabank, representing 0.17 per cent of the total number of shares of Hansabank, AS Hansa Investeerimisfondid was the registered owner of 42,468 shares of Hansabank, representing 0.01 per cent of the total number of shares of Hansabank, and AS Hansa Elukindlustus was the registered owner of 99,300 shares of Hansabank, representing 0.03 per cent of the total number of shares of Hansabank. None of the other persons acting in concert with FöreningsSparbanken is the beneficial owner of any shares of Hansabank.

2. Description of shares in respect of which the Offer is made

The total number of shares issued by Hansabank is 317,368,436, all of which are Class B registered common shares, each with a nominal value of EEK 10.00 (the "**Shares**").

The Offer is made in respect of all Shares not already owned by FöreningsSparbanken, being 127,863,724 Shares, representing 40.29 per cent of all Shares.

Pursuant to the articles of association of Hansabank, each common share gives the shareholder one vote at the general meeting of shareholders and entitles the shareholder to participate in the distribution of profits and assets remaining upon the dissolution. All Shares are freely transferable.

The Shares are listed on the Tallinn Stock Exchange.

3. Purchase price

EEK 172.11 (EUR 11.00)[1] per Share (the "**Share Price**").

4. Offer period

The period of acceptance of the Offer (the "**Offer Period**") begins on 1 March 2005 and ends on 4 April 2005 (the "**Final Date**"). The transaction instructions of the Shareholders wishing to accept the Offer must be registered with the Estonian Central Register of Securities (the "**ECRS**") by 5 p.m. Estonian time on the Final Date.

5. Condition for the completion of the Offer

The rights and obligations determined by the Offer shall arise in case the following condition ("**Condition Precedent**") is fulfilled:

Shareholders give acceptances to the Offer to such an extent that FöreningsSparbanken will hold at least ninety five per cent (95%) of all Shares.

FöreningsSparbanken shall have the right to waive the Condition Precedent, however, not later than on the 10th calendar day before the expiry of the Offer Period.

6. Method of payment of the purchase price and transfer of Shares

FöreningsSparbanken shall pay the purchase price to each Shareholder who has accepted to sell his/her/its respective Shares to FöreningsSparbanken on 11 April 2005 (the "**Value Date**") to such accepting Shareholder's cash account connected to his/her/its securities account. FöreningsSparbanken shall pay the purchase price to each accepting Shareholder against the delivery of Shares by such accepting Shareholder to FöreningsSparbanken (delivery versus payment).

7. Procedure for accepting the Offer

Each Shareholder wishing to accept the Offer should contact the relevant financial institution operating the securities account on which the Shares belonging to such Shareholder are held (ECRS account operator) and register a transaction instruction in accordance with the terms specified in more detail in the Section *Procedure for accepting the Offer*, for the sale of Shares to FöreningsSparbanken against payment.

8. Offer timetable

1 March 2005 – 4 April 2005	Offer Period
7 April 2005	Publication of results
11 April 2005	Value Date

The authorized arranger of the Offer is AS Hansapank, registry code 10060701, address Liivalaia 8, Tallinn 15040, Estonia.

---

[1] The Share Price as stated in EUR has been converted from EEK using the peg of EEK 15.6466 for 1 EUR. Depending on the account operator of the respective Shareholder, different conversion rates may be applied for those Shareholders wishing to convert the payment in EEK into EUR.

PROCEDURE FOR ACCEPTING THE OFFER

Each Shareholder wishing to accept the Offer should contact the relevant financial institution operating the securities account on which the respective Shares belonging to such Shareholder are held (ECRS account operator) and register, by the deadline given by each respective account operator to its clients, a transaction instruction containing the following data:

Transaction instruction

Security:	AS Hansapank share
ISIN code:	EE0000001063
Transaction price per security:	EEK 172.11
Number of shares:	(to be determined by the Shareholder)
Transaction counterparty:	FöreningsSparbanken AB
Securities account operator of the counterparty:	AS Hansapank
Securities account number of the counterparty:	99000997768
Value Date of the transaction:	11 April 2005
Type of transaction:	delivery versus payment

The ECRS account operators are Estonian Credit Bank (Eesti Krediidipank), Union Bank of Estonia (Eesti Ühispank), Hansabank (Hansapank), Lõhmus, Haavel and Viisemann, Nordea Bank Estonia (Nordea Panga Eesti filiaal), OMX Back Office and Custody Services, Sampo Bank (Sampo Pank), SBM Bank (SBM Pank) and Tallinn Business Bank (Tallinna Äripank).

By registering the above-specified transaction instruction with the ECRS account operator each Shareholder shall be deemed to have duly authorized and instructed the account operator to forward such instructions to the registrar of ECRS.

The acceptance by the Shareholder to sell the respective Shares specified in the transaction instruction to FöreningsSparbanken pursuant to the terms of the Offer shall be deemed to have been given irrevocably (unless otherwise stated herein) and taken effect from the moment the registrar of ECRS has received the transaction instruction of the respective Shareholder ("**Accepting Shareholder**") from his/her/its respective ECRS account operator.

From that moment an agreement for the sale of Shares specified in the transaction instruction shall be deemed to have been entered into between FöreningsSparbanken and the Accepting Shareholder on the terms and subject to the conditions specified in the Offer ("**Transfer Agreement**"). The rights and obligations of the Accepting Shareholder and of FöreningsSparbanken under the Transfer Agreement shall arise upon the fulfillment, during the Offer Period, of the Condition Precedent specified in the Prospectus which has not been waived by FöreningsSparbanken.

By registering the above-specified instructions in accordance with the initial terms of the Offer (i.e. terms of the Offer effective on the moment of publishing of the Prospectus and notice of the Offer) in the format required by each respective ECRS account operator each Accepting Shareholder shall be deemed to have accepted any new Value Date announced by FöreningsSparbanken as a result of an extension of the Offer Period in accordance with Section *Other provisions and conditions* below as well as any increase of the Share Price announced by FöreningsSparbanken. The above-said does not exclude or restrict in any way the right of any Accepting Shareholder to withdraw from the Transfer Agreement in accordance with the terms of the Offer and with Estonian laws.

Each Shareholder who wishes to accept the Offer but who does not hold the Shares directly on a securities account operated by an ECRS account operator should contact the respective custodian bank operating the securities account on which the respective Shares belonging to such Shareholder are held.

In case of additional questions on the Offer acceptance procedure, please contact Hansabank Client Support at:

Natural persons	Tel +372 6310 310
Legal persons	Tel +372 6132 222

OTHER PROVISIONS AND CONDITIONS

The respective Shares to be acquired by FöreningsSparbanken pursuant to the Transfer Agreements entered into in the course of the Offer shall be transferred from each Accepting Shareholder to FöreningsSparbanken on the Value Date simultaneously with the transfer of the purchase price for the respective Shares to the cash account of such Accepting Shareholder (delivery versus payment). In accordance with the Rules of Takeover Bids, the Shares to be acquired by FöreningsSparbanken shall be transferred to the securities account of FöreningsSparbanken not before the purchase price has been paid for the Shares.

In the event during the Offer Period another offeror discloses a takeover bid with respect to all Shares in accordance with laws and regulations ("**Competing Bid**"), the Shareholders shall have the right to choose between the bids and, in order to do so, the Shareholders shall have the right to withdraw, until the expiry of the Offer Period, from the Transfer Agreement entered into in the course of this Offer. In the event of a Competing Bid, the Offer Period shall be automatically extended until the expiry of the offer period for the Competing Bid and, if necessary, FöreningsSparbanken shall disclose a new Value Date.

If between 11 February 2005 and the expiry of the Offer Period FöreningsSparbanken or any person acting in concert with FöreningsSparbanken (other than Hansabank and companies controlled by Hansabank unless acting under instructions by FöreningsSparbanken or any other person acting in concert with FöreningsSparbanken which does not belong to the Hansabank group) acquire Shares under conditions more favorable for the Shareholders than those specified in the Offer (e.g. for a higher price), the respective conditions shall be retroactively incorporated into this Offer. In such case FöreningsSparbanken shall amend the terms of the Offer and disclose such amendments immediately.

Any increase of the Share Price and the waiver of the Condition Precedent by FöreningsSparbanken shall apply retroactively also to all Shareholders who have given their acceptance and entered into the Transfer Agreements.

In the event FöreningsSparbanken or any person acting in concert with FöreningsSparbanken (other than Hansabank and companies controlled by Hansabank unless acting under instructions by FöreningsSparbanken or any other person acting in concert with FöreningsSparbanken which does not belong to the Hansabank group) acquire any Shares on more favorable conditions, as set out above, or waives the Condition Precedent or increases the Share Price, then each Accepting Shareholder has the right to withdraw, until the expiry of the Offer Period, from the Transfer Agreement entered into in the course of this Offer.

FöreningsSparbanken has agreed to pay the Share Price for the Shares to be acquired on the terms of this Offer assuming that the Shares will be transferred to FöreningsSparbanken free and clear of encumbrances (including pledges) and third persons' rights or claims of any nature whatsoever which rights could be exercised with respect to FöreningsSparbanken or which claims could be submitted to FöreningsSparbanken.

All rights to the Shares transferred by each Accepting Shareholder to FöreningsSparbanken in the course of the Offer shall be transferred from such Accepting Shareholder to FöreningsSparbanken from the moment of payment of the purchase price for the respective Shares by FöreningsSparbanken to such Accepting Shareholder in accordance with the terms of the Offer.

Each Accepting Shareholder wishing to withdraw from the Transfer Agreement in accordance with the terms of this Offer and with Estonian laws, should revoke, during the Offer Period, the transaction instruction registered pursuant to the terms of this Offer. The withdrawal by the Accepting Shareholder from the Transfer Agreement shall be deemed to have taken effect from the moment the registrar of ECRS has annulled the transaction instruction of the respective Accepting Shareholder based on the annulment instruction received from such Shareholder's account operator.

In case the Condition Precedent (which has not been waived by FöreningsSparbanken) is not fulfilled during the Offer Period, the respective account operators and the ECRS will annul the transaction instructions of the Accepting Shareholders.

OFFER TIMETABLE

Date	Event
1 March 2005 – 4 April 2005	Offer Period
7 April 2005	Publication of results
11 April 2005	Value Date

ESTONIAN TAKEOVER RULES

The following is a summary of certain Estonian takeover rules. The summary is based on current Estonian rules and legislation and is intended as general information only. The summary does not contain an exhaustive description of such rules. The full texts of the Rules of Takeover Bids and the Securities Market Act can be found on the website www.riigiteataja.ee. Unofficial translations into English can be found on the website www.legaltext.ee.

The supervisory council of the target should publish its opinion regarding the offer within 14 days from the publication of the prospectus. Among other things, the opinion should include a statement regarding the effects of the takeover bid on the target and the effects on the target's relations with its employees. Each member of the supervisory council or management board of the target holding shares in the target must express in the opinion whether they are going to accept the offer and tender their shares.

The terms and conditions of the offer may not be amended, except by offering a higher price in the offer or by waiving one or more conditions of the offer. Such amendment must be made no later than on the 10th day before the expiry of the offer period. In the event the terms and conditions of the offer are amended as permitted by the laws, the accepting shareholders have a right to withdraw their acceptances. The acceptance period may not be extended, except if a competing bid is launched. The offeror must announce the results of the offer at least on the 6th trading day after the expiry of the offer period.

ESTONIAN TAX TREATMENT

The following is a summary of certain Estonian tax consequences related to the Offer. The summary is based on current Estonian legislation and is intended as general information only. The summary does not contain an exhaustive description of all tax rules which may be applicable to each individual investor. Specific tax provisions may apply to certain categories of tax payers. All Shareholders should therefore consult a tax adviser regarding the tax implications that may arise as a result of the Offer, including, in particular, the effects of tax laws of any other jurisdiction.

Shareholders resident outside of Estonia should consult their own tax advisor as to the tax consequences resulting from the Offer.

The sale of Shares by current Shareholders to FöreningsSparbanken may trigger the following Estonian income tax consequences depending on the status of the seller:

1. A non resident company or individual is not subject to Estonian income tax on his/her/its capital gains from the sale of Shares.
2. A resident company is not subject to Estonian income tax on its capital gains from the sale of Shares. The resident company must pay taxes upon distribution of profit to its shareholders.
3. Subject to certain set-off rights, a resident individual is subject to Estonian income tax at the rate of 24 per cent on his/her capital gains from the sale of Shares. A tax declaration must be presented by 31 March 2006 and tax paid by 1 October 2006.

BACKGROUND TO AND DESCRIPTION OF THE OFFER

OFFEROR AND PERSONS ACTING IN CONCERT WITH THE OFFEROR

FöreningsSparbanken

FöreningsSparbanken's purpose is to conduct banking and financing business and activities related thereto.

Certain information about FöreningsSparbanken and the FöreningsSparbanken group of companies, the latter includes the Hansabank group of companies, (the "**FöreningsSparbanken Group**" or the "**Group**") is provided below. More detailed information about FöreningsSparbanken and its business can be obtained from the annual reports and the preliminary year-end report for 2004 appended to this document and from FöreningsSparbanken's website (www.fsb.se).

Persons acting in concert with FöreningsSparbanken

The persons acting in concert with FöreningsSparbanken within the meaning of Article 168 of the Securities Market Act of Estonia are the companies controlled by FöreningsSparbanken. The list of such companies as at 11 February 2005 is set forth in Appendix 1.

The main area of activities of the FöreningsSparbanken Group is banking, other financing business, fund management, insurance and other activities related to any of the foregoing.

CURRENT HOLDINGS OF FÖRENINGSSPARBANKEN AND THE GROUP IN HANSABANK

As at 11 February 2005, FöreningsSparbanken was the beneficial owner of 189,504,712 Shares, representing 59.71 per cent of the total number of Shares. As at 11 February 2005, FöreningsSparbanken did not hold any securities convertible into or rights to subscribe for any shares of Hansabank.

As at 23 February 2005, according to information from ECRS, Hansabank was the registered owner of 539,823 Shares, representing 0.17 per cent of the total number of Shares, AS Hansa Investeerimisfondid was the registered owner of 42,468 shares of Hansabank, representing 0.01 per cent of the total number of shares of Hansabank, and AS Hansa Elukindlustus was the registered owner of 99,300 shares of Hansabank, representing 0.03 per cent of the total number of shares of Hansabank. No other member of the Group is the beneficial owner of any Shares or any securities convertible into or rights to subscribe for any shares of Hansabank.

Neither FöreningsSparbanken nor any of the members of the Group, not including Hansabank and companies controlled by Hansabank, have entered into any agreements with any third person for the purpose of acquiring any Shares or securities convertible into or rights to subscribe for any shares of Hansabank.

FÖRENINGSSPARBANKEN'S STRATEGIC FOCUS

FöreningsSparbanken's main strategic focus is to become the leading bank in the Nordic-Baltic region with a strong local presence in each home market, signified by universal banking, a significant market share, and, if possible, 100 per cent ownership in Hansabank and other potential subsidiaries.

FöreningsSparbanken envisages to further increase its market share and capacity to sell products and services in the new home markets Estonia, Latvia and Lithuania as well as in its current home market Sweden.

In addition to FöreningsSparbanken's home markets, and as part of the international strategy, FöreningsSparbanken has significant operations in the Nordic countries where select products and services are offered to target customer segments, either directly or through partly owned companies.

FöreningsSparbanken's international strategy is based on three pillars:

- Acquisitions of universal banks (100 per cent ownership if possible).
- Expansion in selected product areas where economies of scale or cross-border customer value can be realized or additional distribution channels can be added.
- Organic growth (i.e. growth achieved by means other than mergers and acquisitions) in major Nordic cities.

FÖRENINGSSPARBANKEN'S REASONS FOR THE OFFER

Hansabank – A cornerstone of FöreningsSparbanken's strategy

Hansabank is an important part of the FöreningsSparbanken group, both strategically and financially. Estonia, Latvia and Lithuania are considered as home markets to FöreningsSparbanken and key countries in the international strategy. Therefore, the acquisition of the Shares is consistent with FöreningsSparbanken's strategy outlined above and constitutes a cornerstone of its objective to be the leading Nordic-Baltic bank with a strong presence in the Swedish and the new Baltic home markets. FöreningsSparbanken believes that the dynamic economies of Estonia, Latvia and Lithuania, their entry into the European Union last year, the increasing stability of the region as well as their future adoption of the euro are all factors that make the acquisition of the Shares a logical strategic step.

A strong platform for investments into future growth

Hansabank is the leading bank in the Baltic countries, with a strong brand recognition and significant market shares in retail banking, corporate banking and asset management. Together with FöreningsSparbanken's financial resources, it is envisaged that Hansabank will be an optimal platform for further growth in the Baltic countries and allows the pursuit of additional opportunities in neighboring countries, including Russia. FöreningsSparbanken expects Hansabank to be a significant contributor to profit and growth going forward.

Closer cooperation to generate synergies

FöreningsSparbanken believes it can increasingly add value to the operations of Hansabank as the Baltic economies and markets for financial services continue to grow and become more integrated with the Nordic markets. FöreningsSparbanken also believes that increased sharing of knowledge and best practice with Hansabank could lead to further improvements of the Swedish operations. On an operational level, a closer cooperation should enable the realization of synergies. Such synergies could include cost savings relating to funding, IT-development, product development and reallocate resources to those units with the highest productivity. Revenue synergies are expected to be generated by using FöreningsSparbanken's product platform to satisfy the increasing requirements of an expanding client base. These synergies are expected to be limited in the near term but should grow with the increasing integration of the Nordic and Baltic economies.

INTENTIONS OF FÖRENINGSSPARBANKEN CONCERNING HANSABANK

Limited structural changes

In accordance with FöreningsSparbanken's principles for governance and organization, FöreningsSparbanken will continue to strengthen local operations and decision-making capabilities in the Estonian, Latvian and Lithuanian home markets. The Offer is expected to have no substantial structural changes for Hansabank or FöreningsSparbanken employees. FöreningsSparbanken will continue to optimize the Group's resource capacity and with Hansabank as a platform for future growth, further investments are envisaged in these markets.

Management board and supervisory council

At present, FöreningsSparbanken does not intend to change the management board of Hansabank in relation to the Offer, but will review the composition of the supervisory council in light of the changes in ownership.

Execution of squeeze-out

If, following the Offer, FöreningsSparbanken will hold, alone or in concert, at least 95 per cent of the Shares, FöreningsSparbanken intends to exercise the right to take over the Shares belonging to the remaining minority shareholders of Hansabank in return for fair monetary compensation in accordance with Chapter 29^1 of the Commercial Code of Estonia.

Delisting

If, following the Offer, FöreningsSparbanken will hold, alone or in concert, at least 95 per cent of the Shares, FöreningsSparbanken intends to delist the Shares from the Tallinn Stock Exchange. The listing body of the Tallinn Stock Exchange has the authority to decide upon delisting.

DESCRIPTION OF THE SHARES SUBJECT TO THE OFFER

As at 11 February 2005, the share capital of Hansabank (as registered with the Commercial Registry) was EEK 3,173,684,360 consisting of 317,368,436 Class B registered common shares, each with a nominal value of EEK 10.00.

The Offer is made in respect of all Shares not already owned by FöreningsSparbanken, being 127,863,724 Shares, representing 40.29 per cent of all Shares.

Pursuant to the articles of association of Hansabank, each common share gives the shareholder one vote at the general meeting of shareholders and entitles the shareholder to participate in the distribution of profits and assets remaining upon the dissolution. All Shares are freely transferable.

The Shares are listed on the Tallinn Stock Exchange.

According to the share register of Hansabank as at 11 February 2005 available on the website of the ECRS (www.e-register.ee), the Shares were divided among the shareholders as follows:

Shareholder	Number of shares	Percentage of total number of shares
FöreningsSparbanken	189,504,712	59.71
Other shareholders	127,863,724	40.29
Total	317,368,436	100.00

Hansabank may issue also Class C registered preference shares with a nominal value of EEK 10.00 each. Each preference share would give the shareholder priority in payment of dividend. As at 11 February 2005, no preference shares had been issued by Hansabank.

The articles of association allow also issuing of convertible bonds, although, as at 11 February 2005, no convertible bonds had been issued by Hansabank.

CONSIDERATIONS FOR HANSABANK'S SHAREHOLDERS

The Hansabank share has had a strong price performance on the Tallinn Stock Exchange in the last twelve months prior to the Offer. The Hansabank share price has, adjusted for a three-to-one bonus issue, increased from EUR 5.76 as at 11 February 2004 to EUR 10.51 on the 10 February 2005, corresponding to an increase of 82 per cent. The exhibit below illustrates the share price performance over the last twelve months.


Share price development, EUR
Hansabank
CEE Banks Composite
11.00
10.00
9.00
8.00
7.00
6.00
5.00
11-Feb-04
11-Mar-04
11-Apr-04
11-May-04
11-Jun-04
11-Jul-04
11-Aug-04
11-Sep-04
11-Oct-04
11-Nov-04
11-Dec-04
11-Jan-05

Source: FactSet, 10 February 2005

The Share Price offered to Shareholders represents a premium of 4.7 per cent to the closing price on 10 February 2005 and a premium of 16.0 per cent to the last three months average closing price for the Hansabank share. FöreningsSparbanken considers the Share Price to represent a substantial premium, compared to Hansabank's average share price over different time periods.

The table below illustrates the Hansabank share price development over the last twelve months and the offer premiums corresponding to different time periods.

Period[1]	Hansabank share[3] (EUR/share)	Offer premium[4]
Closing price on 10 February 2005[2]	10.51	4.7%
1 month average	10.13	8.6%
2 months average	9.82	12.0%
3 months average	9.49	16.0%
6 months average	8.42	30.6%
12 months average	7.44	47.9%

[1] *Source: FactSet*
[2] *Last closing price prior to the announcement of the Offer*
[3] *Average prices have been calculated as arithmetical means.*
[4] *Part of the Share Price, expressed in percentages, which exceeds the closing price on 10 February 2005 or the average closing price for the Hansabank share during the different time periods.*

The table below illustrates the trading volumes of the Shares.

Period[1]	Trading volume (Daily average)	Daily turnover (EUR M)
Last 1 month	355,786	3.6
Last 2 months	291,946	2.9
Last 3 months	288,326	2.8
Last 6 months	250,766	2.2
Last 12 months	253,058	1.9

[1] *Source: FactSet*

FöreningsSparbanken confirms that:

- the Offer, including the Share Price offered to the Shareholders, has been prepared and determined without any involvement of any member of Hansabank's supervisory council or management board or any of its employees;
- the FöreningsSparbanken Group (excluding Hansabank's group) has no non-public information, the disclosure of which would increase significantly the price of the Share in comparison with the Share Price.

FINANCIAL ADVICE

FöreningsSparbanken has received financial advice from Morgan Stanley and Swedbank Markets in relation to the Offer.

PRINCIPLES AND PROCEDURE FOR PAYING THE PURCHASE PRICE

FöreningsSparbanken shall pay the Share Price to each Accepting Shareholder on the Value Date against the delivery of the respective Shares by such Accepting Shareholder to FöreningsSparbanken (delivery versus payment). The Share Price will be paid in EEK.

INFORMATION ON FINANCING THE OFFER

All Shares acquired by FöreningsSparbanken in the course of the Offer will be paid for in cash by utilizing FöreningsSparbanken's own funds and existing financing arrangements.

SWEDISH REGULATORY APPROVAL

FöreningsSparbanken has on 11 February 2005 obtained approval, according to the rules in the Swedish Banking and Financing Business Act, from the Swedish Financial Supervisory Authority to acquire all Shares not already owned by FöreningsSparbanken.

INFORMATION ABOUT FÖRENINGSSPARBANKEN

GENERAL INFORMATION

FöreningsSparbanken, internationally known as Swedbank, is together with its consolidated subsidiaries one of the largest banking groups in Sweden, the Baltic and the Nordic countries.

FöreningsSparbanken is a universal bank, with activities in all business segments ranging from traditional retail banking to corporate and investment banking and asset management. FöreningsSparbanken's vision is to be the leading bank in the Nordic-Baltic region.

The Group's core business is retail banking and the customer base consists of private individuals, small and medium sized companies, municipalities and large corporations. As at year-end 2004, the Group had approximately 4.1 million retail customers in Sweden. In addition, the Group has access to another 1.7 million retail customers through cooperating independent savings banks and partly owned banks. The Group's customer base represents almost two thirds of the Swedish population and also includes approximately 230,000 corporate customers and another 115,000 corporate customers through the independent savings banks and partly owned banks.

The FöreningsSparbanken Group has a very strong market position in Sweden. It has leading retail market shares in household deposits, mutual funds, mortgage lending and issuing of bank cards and acquiring of bank card transactions. In the corporate market, the Group's market share varies between approximately 15 and 25 per cent in deposits, lending and installment financing and leasing.

The FöreningsSparbanken Group's Swedish branch network of just below 500 branches is the largest banking network in Sweden, with an extensive nation-wide coverage. The Group's products and services are also distributed through the almost 300 branches of the cooperating independent savings banks and partly owned banks. Outside Sweden, the Group has an extensive branch network in the Baltic countries through its local subsidiary Hansabank.

HISTORIC BACKGROUND

FöreningsSparbanken traces its origin back to the savings bank movement in the early 19th century and the cooperative bank movement in the early 20th century. From the very beginning operations were distinguished by a strong local presence. The first Swedish savings bank was founded in Gothenburg in 1820 and the first cooperative bank in Stockholm in 1915. The original idea behind both movements was to promote long-term savings and investments and to create financial security for individuals.

In the early 1940's the savings banks formed a jointly owned central bank, Sparbankernas Bank AB. In 1992, the businesses of eleven of the largest regional former savings banks were merged into Sparbankernas Bank AB, which then changed its name to Sparbanken Sverige AB.

Föreningsbanken dates back to Sweden's agricultural cooperatives, a special form of cooperative society. As of 1958 the organization included a central bank, which in 1974 changed its name to Föreningsbankernas Bank. In the early 1990's the regional cooperative banks merged with Föreningsbankernas Bank to form Sveriges Föreningsbank. In 1992, this bank joined together with the local cooperative banks to form Föreningsbanken AB.

Sparbanken Sverige and Föreningsbanken merged in 1997 to form FöreningsSparbanken.

BUSINESS ORGANIZATION AND ACTIVITIES


BOARD OF DIRECTORS
Internal Audit
PRESIDENT AND CEO
Swedish Retail Operations
•Northern Region
•Stockholm Region
•Central Region
•Western Region
•Southeastern Region
•Öresund Region
•Telephone and Internet Bank
•Savings bank alliance
-partly owned savings banks
•Customer Offerings and Products
•Spintab
•KIAB
•EnterCard
•FSB Finans
•FSB Fastighetsbyrå
•FSB Företagsförmedling
•FSB Juristbyrå
•Swedbank Luxemburg
Swedbank Markets
•Investment Banking
•Merchant Banking
•First Securities (Norway)
•Branches in Oslo, London and New York
•Representative office in Shanghai
Asset Management and Insurance
•Robur group
-Mutual funds
-Asset management
-Insurance
Shared Services and Group Staffs
•Shared Services
-Support
-IT-Services
-IT-Development
•Group Staffs
International Banking
•Hansabank group
-Estonia
-Latvia
-Lithuania
-Russia
•Aktia Sparbank
•SpareBank 1 Gruppen
•Representative office in Tokyo

Swedish Retail Operations

Swedish Retail Operations is the dominating business area in FöreningsSparbanken. It comprises the branch network with 492 branches and 855 ATMs organized in 75 local banks in 6 regions. The customer responsibility for all Swedish clients, except for financial institutions, is located in the branch offices or in special corporate centres in the regions.

This business area also includes the Telephone and Internet banks and a number of subsidiaries, including Spintab (mortgage lending) and FöreningsSparbanken Finans (leasing products), and product units whose products are distributed through FöreningsSparbanken's and the independent and partly owned banks' distribution networks.

The unit Customer Offerings and Products' task is to support the sales organization by developing and packaging products and services demanded by the different customer groups and sold by the branches.

A part of the business area are also FöreningsSparbanken's private banking unit Swedbank Luxemburg, which mainly serves Swedes living abroad, and Entercard, a credit card issuer operating on the Norwegian market, which operations are integrated with the Swedish card business.

Swedbank Markets

Swedbank Markets is FöreningsSparbanken's investment bank, with activities in equity, fixed income, foreign exchange, corporate, project, export and acquisition finance on behalf of the branches as well as its own customers (mainly financial institutions). Swedbank Markets also operates via the partly owned investment bank First Securities in Norway, the international branches in Oslo, London and New York and through a representative office in Shanghai.

Asset Management and Insurance

Asset Management and Insurance comprises the Robur group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Shared Services and Group Staffs

Shared Services and Group Staffs comprises Group Management functions and common support functions, including IT-operations, for the Swedish part of the Group and the independent savings banks and partly owned banks.

International Banking

International Banking operations comprise the subsidiary Hansabank in the Baltic States, with operations in Estonia, Latvia, Lithuania and Russia. FöreningsSparbanken also owns 19.9 per cent of the shares in Aktia Sparbank (Finland) and 19.5 per cent of the shares in SpareBank 1 Gruppen (Norway). In Japan, FöreningsSparbanken is present through a representative office in Tokyo.

COOPERATION WITH SAVINGS BANKS

The cooperation with the independent savings banks and partly owned banks is an important part of FöreningsSparbanken's operations in Sweden. The cooperation has a long history and has gradually come to account for a significant portion of the involved banks' business activities. The cooperating banks market and distribute a range of the Group's products and services through their own local branch networks.

There are 74 independent savings banks, following the completion of certain ongoing mergers, and 7 partly owned banks.

Each savings bank and partly owned bank operates within a limited geographic area, which creates know-how about the region and its business sector. Through the cooperation, the FöreningsSparbanken Group's capacity to sell products and services is significantly strengthened. For customers, this results in a unique local presence throughout Sweden.

SHARES AND SHAREHOLDERS

As at 11 February 2005, the share capital of FöreningsSparbanken was SEK 10,556,176,860 and the total number of shares was 527,808,843 with a nominal value of SEK 20.00 per share.

FöreningsSparbanken is listed on the Stockholm Stock Exchange. As of 10 February 2005, FöreningsSparbanken's market capitalization was approximately SEK 87 billion according to share price data from the Stockholm Stock Exchange.

Pursuant to information from the Swedish central securities depositary VPC AB, the ownership structure of FöreningsSparbanken was the following as at 31 December 2004:

Size of holding	Number of shares	Number of shareholders
1 – 100	6,417,973	243,038
101 – 500	27,837,894	121,075
501 – 1 000	10,819,725	15,527
1 001 – 2 000	6,143,312	4,317
2 001 – 5 000	5,049,437	1,625
5 001 – 10 000	3,179,113	437
10 001 – 100 000	17,281,351	533
100 001 – 500 000	42,099,054	182
500 001 –	408,980,984	145
Total	527,808,843	386,879

Pursuant to information from FöreningsSparbanken and SIS Ownership Data Corp the principal shareholders of FöreningsSparbanken and their respective holdings were the following as at 31 December 2004:

Shareholder	Number of shares	Per cent[1)]
Savings bank foundations	107,054,351	20.9
Independent savings banks	41,409,167	8.1
Alecta	24,685,786	4.8
Robur funds	19,050,528	3.7
AMF Pension	16,500,000	3.2
Farmers' cooperative	15,119,168	2.9
SHB/SPP funds	12,574,906	2.5
AFA Försäkring	12,370,966	2.4
FSB profit-sharing funds	9,623,035	1.9
2nd Swedish National Pension Fund – AP2	8,130,353	1.6
Other	261,290,583	48.0
Total[2)]	527,808,843	100.00

[1)] FöreningsSparbanken held 14,937,531 treasury shares as at 31 December 2004.
[2)] Swedish shareholders held 83.3 per cent of the total numbers of shares in FöreningsSparbanken.

BOARD AND MANAGEMENT

As at 11 February 2005, the members of the board of directors and the secretary of the board of FöreningsSparbanken were:

Name	Year born	Position
Carl Eric Stålberg	1951	Executive Chairman
Bo Forslund	1939	First Deputy Chairman
Ulrika Francke	1956	Second Deputy Chairman
Thomas Johansson	1954	Director
Göran Johnsson	1945	Director
Birgitta Klasén	1949	Director
Marianne Qvick Stolz	1949	Director
Lennart Sundén	1952	Director
Gith Bengtsson	1962	Director, employee representative
Monica Hellström	1948	Director, employee representative
Per Ekström	1947	Alternate, employee representative
Anna-Karin Holst	1955	Alternate, employee representative
Cecilia Hernqvist	1960	Secretary of the board

As at 11 February 2005, the members of the executive management of FöreningsSparbanken were:

Name	Year born	Position
Jan Lidén	1949	President and CEO
Anders Ek	1948	Executive Vice President and Head of International Banking
Catrin Fransson	1962	Executive Vice President and Manager of the Northern Region
Lennart Haglund	1947	Executive Vice President and Manager of the Öresund Region
Kjell Hedman	1951	Executive Vice President and Head of Customer Offerings and Products
Britt Henriksson	1949	Executive Vice President and Manager of the Southeastern Region
Mikael Inglander	1963	Executive Vice President and Manager of the Stockholm Region
Lars-Erik Kvist	1945	Executive Vice President, Chief Credit Officer and Head of Group Staffs
Bengt-Erik Lindgren	1950	Executive Vice President and Manager of the Central Region
Ingrid Persson	1948	Executive Vice President, responsible for relations with the independent savings banks and partly owned banks
Peter Rydell	1948	Executive Vice President and Manager of the Western Region
Göran Theodorsson	1948	Executive Vice President and Head of Human Resources
Annika Wijkström	1951	Executive Vice President and Head of Swedbank Markets

Co-opted members:

Jan Alexandersson	1951	Head of Telephone and Internet banking
Christer Cragnell	1954	Chief Information Officer
Henrik Kolga	1953	Head of Corporate Communications
Fredrik Runnquist	1947	Head of Shared Services

Employee representative:

Gith Bengtsson	1962	Employee representative in the executive management

ANNUAL REPORTS

The 2001, 2002 and 2003 annual reports and the preliminary year-end report for 2004 of FöreningsSparbanken are appended to this document. The annual reports and the preliminary year-end report appended to the Estonian language version and the English language version of this document are translations.

A five year summary for FöreningsSparbanken is provided below. The figures have been extracted from the 2003 annual report and the preliminary year-end report for 2004 of FöreningsSparbanken.

The preliminary year-end report for 2004 has not been subject to audit.

Key ratios, the FöreningsSparbanken Group	2004	2003	2002	2001	2000
Profit					
Operating profit, SEK M	11,912	9,564	6,848	8,039	9,366
Investment margin, %	1.54	1.59	1.58	1.54	1.51
Interest margin, %	1.44	1.47	1.43	1.38	1.35
C/I ratio before loan losses	0.54	0.57	0.63	0.60	0.57
Return on equity, %	20.5	15.9	11.0	14.7	19.7
Return on total capital, %	1.13	0.94	0.69	0.82	1.04
Earnings per share, SEK	16.42	12.02	7.87	9.86	12.10
Earnings per share after dilution, SEK[1)]	16.42	12.01	7.86	9.85	12.08
Capital adequacy					
Capital adequacy ratio, %	11.6	10.8	10.8	11.3	10.8
Capital base, SEK M	60,740	63,695	61,208	61,743	54,999
Primary capital ratio, %	8.2	7.2	7.1	7.1	6.9
Credit quality					
Loan loss ratio, net, %	0.07	0.14	0.23	0.21	0.19
Share of doubtful claims, %	0.18	0.28	0.27	0.32	0.22
Provision ratio for individually identified doubtful claims, %	40	40	40	41	48
Total provision ratio for doubtful claims,%	150	131	134	103	105

Balance sheet data

Total lending, SEK M	834,740	826,395	802,059	793,816	759,933
Mortgage lending, SEK M	428,628	398,752	367,645	340,997	321,332
Deposits and borrowing from the public, SEK M	285,540	283,616	263,419	247,190	247,438
Shareholders' equity, SEK M	43,624	41,919	38,602	37,483	34,954
Total assets, SEK M	1,020,459	1,002,334	957,503	959,632	929,439

[1] In 2005 a maximum of 8,008,100 shares could be added if employee warrants are fully converted.

Other data	2004	2003	2002	2001	2000
Private customers, millions	8.4	8.3	7.8	7.0	5.3
Commercial customers, thousands	400	400	400	370	320
Internet banking customers, thousands[1]	3,167	2,747	2,152	1,509	1,028
Telephone banking customers, thousands[1]	2,753	2,652	2,565	2,219	2,061
Employees	15,156	15,366	15,468	16,068	13,002
Branches[1]	1,064	1,105	1,169	1,284	1,088
ATMs[1]	2,105	2,097	2,029	1,932	1,636

[1] Includes independent savings banks and jointly owned banks.

Operational profit and loss account	2004	2003	2002	2001	2000
SEK M					
Interest receivable	42,515	47,755	52,013	55,535	52,560
Interest payable	-26,242	-31,554	-36,464	-40,519	-38,971
Net interest income	16,273	16,201	15,549	15,016	13,589
Dividends received	90	105	90	148	247
Commissions receivable	8,919	7,661	7,558	7,742	8,377
Commissions payable	-2,261	-1,922	-1,794	-1,670	-1,593
Net commission income	6,658	5,739	5,764	6,072	6,784
Net profit on financial operations	1,047	801	441	1,110	1,694
Other operating income	2,406	1,607	1,157	1,063	1,689
TOTAL INCOME	**26,474**	**24,453**	**23,001**	**23,409**	**24,003**
General administrative expenses					
Staff costs	-7,694	-6,978	-7,005	-6,614	-6,448
Other	-5,537	-5,585	-5,279	-5,873	-6,000
Depreciation/amortization and write-offs of tangible and intangible fixed assets	-1,137	-1,278	-1,414	-1,407	-1,271
TOTAL EXPENSES	**-14,368**	**-13,841**	**-13,698**	**-13,894**	**-13,719**
PROFIT BEFORE LOAN LOSSES	**12,106**	**10,612**	**9,303**	**9,515**	**10,284**

Loan losses, net, and change in the value of property taken over	-495	-987	-1,603	-1,337	-1,115
Write-down of financial fixed assets			-264	-10	
Reversal of write-off of financial fixed assets		55			
Share of profit/loss of associated companies	301	-116	-588	-129	197
OPERATING PROFIT	**11,912**	**9,564**	**6,848**	**8,039**	**9,366**
Appropriations		-19	-76	-87	-5
Taxes	-2,564	-2,567	-1,983	-2,123	-2,476
Minority interest	-756	-635	-637	-625	-501
PROFIT FOR THE FINANCIAL YEAR	**8,592**	**6,343**	**4,152**	**5,204**	**6,384**

Balance sheet	**2004**	**2003**	**2002**	**2001**	**2000**
SEK M					
Loans to credit institutions	108,039	76,643	98,662	131,580	130,196
Loans to the public	726,701	749,752	703,397	662,236	629,737
Interest-bearing securities					
Treasury bills and other bills eligible for refinancing with central banks	15,858	14,136	15,885	22,922	29,145
Bonds and other interest-bearing securities	63,149	63,038	48,999	41,824	30,151
Shares and participating interests	6,898	5,413	6,561	7,699	11,330
Assets in insurance operations	43,366	38,199	32,242	42,614	45,505
Other assets	56,448	55,153	51,757	50,757	53,375
TOTAL ASSETS	**1,020,459**	**1,002,334**	**957,503**	**959,632**	**929,439**
Amounts owed to credit institutions	101,924	95,441	102,814	122,599	126,478
Deposits and borrowings from the public	285,540	283,616	263,419	247,190	247,438
Debt securities in issue	433,830	442,103	420,254	420,362	379,620
Liabilities in insurance operations	43,280	38,082	32,243	43,198	45,389
Other liabilities	85,831	74,347	72,516	57,196	66,201
Subordinated liabilities	26,430	26,826	27,655	31,604	29,359
Shareholders' equity	43,624	41,919	38,602	37,483	34,954
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**1,020,459**	**1,002,334**	**957,503**	**959,632**	**929,439**

INFORMATION ABOUT HANSABANK

GENERAL INFORMATION

Hansabank is a company established pursuant to the laws of Estonia. According to the articles of association of Hansabank as at 11 February 2005, the main areas of activity of Hansabank are banking operations as established by law.

Hansabank is a universal bank, providing together with its subsidiaries a wide range of services ranging from retail banking and corporate financing to life assurance, leasing and investment banking.

The Hansabank group is currently active in all three Baltic markets and has a market share of approximately one third of the total market in the region. As of June 2004, the Hansabank group had the largest market share for deposits and loans in the region. Selected niche segments are also served in Russia.

HISTORIC BACKGROUND

In July 1991, Hansabank started operations as a branch of AS Tartu Kommertspank (Tartu Commercial Bank). Officially Hansabank launched independent operations on 10 January 1992. In 1993, the first subsidiary AS Hansa Liising (Hansa Leasing) was established.

1995 was a significant milestone in the history of Hansabank with the listing of Hansabank's shares on the I-list of the Helsinki Stock Exchange. In the same year, Hansabank launched operations in neighboring Latvia.

In 1996, Hansabank established its presence in Lithuania, the largest market in the Baltics. In the same year, Hansabank's shares started trading on the over-the-counter market in Frankfurt. The Hansabank group was developed at the end of 1996 with the establishment of the sales units Hansabank Estonia, Hansabank Latvia and Hansa Leasing. Hansabank Markets was set up to cover the financial markets of the Baltic States.

In April 1998, Hansabank merged with AS Eesti Hoiupank (Hoiupank) and since then the legal name of the merged bank has been AS Hansapank. FöreningsSparbanken was a shareholder in Hoiupank and as a result of this merger received shares in Hansabank. Following the merger, FöreningsSparbanken gradually increased its holding in Hansabank to 59.71 per cent in 2002. In September 1998, Hansabank Latvia and Hoiupank's subsidiary in Latvia, Zemes Banka, signed a merger agreement.

In June 2000, Hansabank Latvia merged with the strong regional bank Ventspils UBB, which further strengthened its position in the Latvian market and increased the number of customers by 38 per cent and deposits by 34 per cent.

In 2001, Hansabank acquired 90.7 per cent of UAB Lietuvos Taupomasis Bankas (LTB) from the Lithuanian State Property Fund for LTL 150 million (EUR 42 million). At the time of the acquisition, LTB was by far the largest retail bank in Lithuania with over 1.5 million retail customers and 3,000 employees and the second largest bank in terms of total deposits and loans.

In November 2002, Hansa Capital and the European Bank for Reconstruction and Development signed the establishment agreement with regard to Hansa Leasing Russia, which focuses on financing the most important areas of the Russian-related transit sector (ports and the railway).

In October 2003 the Hansabank group signed a purchase agreement for acquiring the Lithuanian life insurance company UAB Lietuvos Draudimo Gyvybes Draudimas.

BUSINESS ORGANIZATION AND ACTIVITIES



COUNCIL
INTERNAL AUDIT
BOARD
FINANCE & COMMUNICATION
RISK MANAGEMENT
IT, PRODUCT DEVELOPMENT
ESTONIA
LATVIA
LITHUANIA
RUSSIA
Group Retail Banking Committee
Group Corporate Banking Committee
Retail Banking
Corporate Banking
Asset Based Financing
Investment Management
Payments & Cash management
Retail Banking
Corporate Banking
Asset Based Financing
Markets
Retail Banking
Corporate Banking
Asset Based Financing
Trade Finance
Asset Based Financing

The Hansabank group's operations are divided into four business units: Estonia, Latvia, Lithuania and Russia. Each country has its own manager, responsible for operations within its territory. IT, product development, risk and financial management are managed centrally on the group level.

Estonia

As at 31 December 2003, the Hansabank group was the market leader in Estonia in retail and corporate banking as well as in asset management.

As of September 2004, the Hansabank group had 820,000 active customers in Estonia served by 95 branches and 514 ATMs. The number of employees was 2,281 (38 per cent of the total number of employees).

Latvia

As at 31 December 2003, the Hansabank group was the market leader in Latvia in retail banking and asset management and had the second largest market share in corporate banking.

As of September 2004, the Hansabank group had 385,000 active customers in Latvia served by 66 branches and 213 ATMs. The number of employees was 1,441 (24 per cent of the total number of employees).

Lithuania

As at 31 December 2003, the Hansabank group was the market leader in Lithuania in retail banking and asset management and had the second largest market share in corporate banking.

As of September 2004, the Hansabank group had 1,250,000 active customers in Lithuania, 120 branches and 299 ATMs. The number of employees was 2,271 (38 per cent of the total number of employees).

Russia

The Hansabank group's business in Russia, established in 2002, originally only consisted of leasing and trade financing. Operations were expanded in 2004 when Hansabank signed a purchase agreement of the Russian Kvest bank in Moscow and established a subsidiary of OOO Hansa Leasing in Kaliningrad, as part of Hansabank's strategy to roll-out leasing and banking operations in Russia. The Hansabank group's Russian business focuses on the Moscow, St Petersburg and Kaliningrad regions, serving Baltic, Scandinavian and Russian corporate clients.

SUPERVISORY COUNCIL AND MANAGEMENT BOARD

As at 11 February 2005, the members of the supervisory council of Hansabank were:

Name	Year born	Position
Anders Ek [1) 2)]	1948	Chairman
Gunnar Okk	1960	Vice Chairman
Lennart Lundberg [1) 2)]	1947	Member
Tiina Mõis	1957	Member
Endel Siff	1957	Member
Staffan Crona	1940	Member
Robert Charpentier [1) 2)]	1965	Member
Anders Sahlén [2)]	1943	Member [3)]

1) The employees of FöreningsSparbanken.
2) Elected to the supervisory council upon the proposal of FöreningsSparbanken.
3) Anders Sahlén has on 29 June 2004 decided to resign from the supervisory council.

As at 11 February 2005, the members of the management board of Hansabank were:

Name	Year born	Position
Indrek Neivelt	1967	Chairman
Erkki Raasuke	1971	Vice Chairman
Aivo Adamson	1965	Member
Druvis Murmanis	1971	Member
Giedrius Dusevicius	1970	Member
Ingrida Bluma	1961	Member
Kristina Siimar	1971	Member
Olli Heinonen	1950	Member
Priit Põldoja	1969	Member
Ugis Zemturis	1973	Member

ANNUAL REPORTS

The 2001, 2002 and 2003 annual reports as well as the consolidated financial result for 2004 of Hansabank are available for inspection at the locations referred to in Section *Documents available for inspection* and may also be viewed at Hansabank's website (www.hansagroup.com).

Financial information for the Hansabank group is provided below, which has been extracted from the 2003 annual report as well as from the consolidated financial result for 2004.

The consolidated financial result for 2004 has not been subject to audit.

Summary of selected financial data	**2004**	**2003**	**2002**	**2001**	**2000**
EUR M, except per share and ratio data, as of or for the year ended December, 31					
For the year					
Net interest income	240.8	207.9	201.2	170.1	126.2
Net fee income	120.8	102.2	86.0	69.6	56.2
Total income	420.8	360.2	330.7	288.7	226.7
Operating expenses	200.8	184.0	200.1	172.4	121.5
Operating profit before provisions	220.0	176.2	130.6	116.3	105.2
Net allowances for credit losses	21.0	29.4	3.1	5.0	23.3
Net profit / (-loss)	182.8	130.9	119.8	108.2	76.7
Total at year-end					
Assets	8,219.3	6,408.6	5,239.7	4,602.8	2,914.0
Loans	5,924.0	4,395.5	3,356.3	2,572.0	1,761.5
Deposits	4,972.0	4,076.7	3,573.1	3,263.6	1,867.9
Net loans of total assets	n.a.	67.6%	63.1%	54.7%	59.0%
Gross loans of total deposits	n.a.	107.8%	93.9%	78.8%	94.3%
Shareholders' equity	815.0	670.7	577.1	480.6	368.0
% of total assets	n.a.	10.5%	11.0%	10.4%	12.6%
Paid in share capital, incl. share premium	233.0	231.7	231.2	226.9	226.5
Capital ratios					
Tier I capital adequacy	11.8%	12.3%	13.7%	13.8%	16.0%
Total capital adequacy	11.8%	13.1%	14.8%	15.2%	17.0%
Performance ratios					
Return on shareholders' equity	24.7%	21.15%	22.65%	25.26%	22.40%
Return on assets	2.5%	2.30%	2.46%	2.85%	2.98%
Cost-income ratio[1)]	45.8%	49.33%	56.32%	53.83%	47.79%
Cost to assets ratio[1)]	n.a.	3.12%	3.83%	4.09%	4.21%
Yield of interest-earning assets	n.a.	5.78%	6.85%	8.28%	9.50%
Cost of interest-bearing liabilities	n.a.	1.95%	2.36%	3.53%	3.88%

Spread	n.a.	3.83%	4.49%	4.75%	5.62%
Net interest margin	3.33%	3.65%	4.14%	4.47%	4.91%
Number of employees (average, FTE)	n.a.	5,789	5,966	5,343	3,215
Number of customers	n.a.	4,121,000	3,550,000	2,900,000	1,200,000
incl. Internet banking customers	1,343,000	1,103,000	747,000	401,000	212,000
Number of branch offices	283	280	306	375	165
Number of electronic service points (ATM, SST)	n.a.	1,017	971	875	624
Share indicators					
Shares outstanding	n.a.	79,342,109	79,342,109	78,857,109	78,764,434
Book value at December, 31	n.a.	8.47	7.31	6.09	4.67
Market Value at December, 31	n.a.	21.38	15.89	10.28	8.88
EPS	n.a.	1.65	1.52	1.38	0.99
Cash dividend per share	n.a.	0.45	0.38	0.26	0.06
Dividend yield	n.a.	2.09%	2.41%	2.49%	0.72%
Cash dividend/net income	n.a.	27.03%	25.28%	18.51%	6.48%

[1] *Excluding goodwill amortization.*

OTHER INFORMATION

SOURCES OF INFORMATION

The following main sources have been used for composing the Prospectus:

1. Articles of association of Hansabank
2. Excerpt from the Commercial Register regarding Hansabank (as of 11 February 2005)
3. Annual and interim reports from FöreningsSparbanken and Hansabank
4. Website of FöreningsSparbanken, www.fsb.se
5. Website of Hansabank, www.hansagroup.com
6. Website of the Estonian Central Register for Securities, www.e-register.ee
7. Website of Tallinn Stock Exchange, www.ee.omxgroup.com

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available to Shareholders for inspection at AS Hansapank office Liivalaia 8, Tallinn, Estonia from 9 a.m. to 5 p.m. Estonian time on any day (Saturdays, Sundays and public holidays excepted) during the Offer Period:

1. Prospectus (with appendices)
2. Hansabank's annual reports for 2001, 2002 and 2003
3. Hansabank's consolidated financial result for 2004

APPENDICES

1. List of companies controlled by FöreningsSparbanken
2. FöreningsSparbanken's preliminary year-end report for 2004
3. FöreningsSparbanken's annual reports for 2001, 2002 and 2003

APPENDICES

APPENDIX 1: LIST OF COMPANIES CONTROLLED BY FÖRENINGSSPARBANKEN

Company name	Registration number	Country/City
FöreningsSparbanken AB	**502017-7753**	**Sweden/Stockholm**
AB Spintab	556003-3283	Sweden/Stockholm
FöreningsSparbanken Jordbrukskredit AB	556061-5592	Sweden/Stockholm
FöreningsSparbanken Finans AB	556131-3395	Sweden/Stockholm
ML Rental AB	556047-9700	Sweden/Stockholm
AutoPlan AB (inactive)	556193-0370	Sweden/Stockholm
Gota ProjektFinans AB (inactive)	556117-1074	Sweden/Stockholm
Robur AB	556110-3895	Sweden/Stockholm
Robur Försäkring AB	516401-8292	Sweden/Stockholm
Robur Administration AB (inactive)	556217-8797	Sweden/Stockholm
Roburs Första Fondadministration AB (inactive)	556242-5628	Sweden/Stockholm
Roburs Andra Fondadministration AB (inactive)	556242-5636	Sweden/Stockholm
Roburs Tredje Fondadministration AB (inactive)	556290-1966	Sweden/Stockholm
Roburs Fjärde Fondadministration AB (inactive)	556349-5869	Sweden/Stockholm
Roburs Femte Fondadministration AB (inactive)	556315-6198	Sweden/Stockholm
Robur Fondadministration AB (inactive)	556242-0066	Sweden/Stockholm
Robur Fonder AB	556198-0128	Sweden/Stockholm
Svensk Fondförvaltning Luxembourg S.A. (99.8%)	B40.364	Luxemburg
Robur International Asset Management AB (inactive)	556382-2013	Sweden/Stockholm
Svenska Kyrkans Fond AB (60%)	556095-3878	Sweden/Stockholm
Föreningsbanken Kapitalförvaltning AB (inactive)	556244-4132	Sweden/Stockholm
Robur Kapitalförvaltning AB	556550-4783	Sweden/Stockholm
Swedbank (Luxembourg) S.A.	302018-5066	Luxemburg
FöreningsSparbanken Administration AB	556284-5387	Sweden/Stockholm
FöreningsSparbanken Datainvest AB	556278-9684	Sweden/Stockholm
CREO Sommarlandsparkering AB	556208-7147	Sweden/Stockholm
Mandamus i Borås AB	556183-2378	Sweden/Stockholm
CREO Fastigheter AB	556092-0026	Sweden/Stockholm
Mandamus Vikaren AB	556344-8728	Sweden/Stockholm
Hassela Sport- och Konferens AB	556483-0866	Sweden/Stockholm
Trywest AB	556379-7702	Sweden/Stockholm
Åre Björnen Service AB	556209-6007	Sweden/Stockholm
Creo Romberga AB	556049-9229	Sweden/Stockholm
CREO Åshammars Fastighets AB	556256-0879	Sweden/Stockholm
Köpings Fastighets AB	556189-1739	Sweden/Stockholm
Kårbergets Kaffevatten AB	556087-3902	Sweden/Stockholm
Guefar AB	556401-4743	Sweden/Stockholm
Mandamus i Småland AB	556238-8271	Sweden/Stockholm
Mandamus i Lund AB	556339-6521	Sweden/Stockholm
Citystaden Förvaltning AB	556331-2395	Sweden/Stockholm
Sparfrämjandet AB	556041-9995	Sweden/Stockholm
TD Europe AB	556578-3106	Sweden/Stockholm
FöreningsSparbanken Fastighetsbyrå AB	556090-2115	Sweden/Stockholm
Fjällmäklaren AB	556236-1005	Sweden/Sälen
Sparia Försäkrings AB	516401-8631	Sweden/Stockholm
SPS Reinsurance S.A.	B47.398	Luxemburg
Nordic Service Centre Ltd (inactive)	n.a.	Great Britain/n.a.
FöreningsSparbanken Företagskredit AB	556204-2340	Sweden/Stockholm
Net Trade Swedbank AB (inactive)	556431-1016	Sweden/Stockholm
Mandab AB	556318-3119	Sweden/Stockholm

Mandamus Mark AB (inactive)	556188-0195	Sweden/Stockholm
Mandamus Holding AB (inactive)	556497-6180	Sweden/Stockholm
Indata Stansservice Roo & Co AB (inactive)	556140-9862	Sweden/Stockholm
Mandab Holding AB	556673-0585	Sweden/Stockholm
Mandab Sverige AB	556673-0593	Sweden/Stockholm
Sverigefastigheter i Mellersta Sverige Förmedlings AB (inactive)	556184-2120	Sweden/Stockholm
Kundinkasso AB K.I.A.B	556209-5363	Sweden/Gothenburg
FöreningsSparbanken Öland AB (60%)	516401-0034	Sweden/Borgholm
FöreningsSparbanken Juristbyrå AB	556576-8891	Sweden/Stockholm
Allround AB (67%)	556087-2516	Sweden/Stockholm
Enter Card AS	980 844 854	Norway/Oslo
AS Hansapank (59.71%)	10060701	Estonia/Tallinn
A/S Hansabanka	40003074764	Latvia/Riga
SIA Hansa Lizings	40003240524	Latvia/Riga
SIA Baltijas Autolizings	40003359984	Latvia/Riga
SIA Hansa Apdrošināšanas brokeris	40003397986	Latvia/Riga
SIA Hansabankas Centrala Eka	40003552687	Latvia/Riga
A/S Hansa atklatais pensiju fonds	40003606528	Latvia/Riga
A/S ieguldijumu parvaldes sabiedriba "Hansa Fondi"	40003337582	Latvia/Riga
AS Hansa Investeerimisfondid	10194399	Estonia/Tallinn
AB Bankas Hansabankas (99.85%)	112029651	Lithuania/Vilnius
UAB Baltijos Autolizingas	111612099	Lithuania/Vilnius
UADBB Hansa draudimo brokeris	124495055	Lithuania/Vilnius
UAB Hanza Lizingas	111568069	Lithuania/Vilnius
UAB LTB Lizingas (under liquidation)	2396409	Lithuania/Vilnius
UAB Hansa gyvybes draudimas	110065392	Lithuania/Vilnius
UAB Hansa Investiciju valdymas	2481537	Lithuania/Vilnius
AS Hansa Elukindlustus	10142356	Estonia/Tallinn
UAB Hansabank Markets (under liquidation)	1160805	Lithuania/Vilnius
OÜ Hansa Maja	10230988	Estonia/Tallinn
OÜ Crebit	10425396	Estonia/Tallinn
AS Hansa Capital	10042519	Estonia/Tallinn
AS Hansa Liising Eesti	10434248	Estonia/Tallinn
AS Hansa Leasing Russia (75%)	10330909	Estonia/Tallinn
OÜ X-Marketing	10528860	Estonia/Tallinn
BALTI AUTOLIISINGU AS	10197893	Estonia/Tallinn
AS EESTI LIISNGUKESKUS (66.6%)	10325921	Estonia/Tallinn
Balti Kindlustusmaakleri OÜ	10204399	Estonia/Tallinn
OÜ Evison Grupp	10506321	Estonia/Tallinn
EVISON KINDLUSTUSE OÜ	10808080	Estonia/Tallinn
UAB Evison Leasing	111757283	Lithuania/Vilnius
DP Hansa Leasing Ukraine	25198641	Ukraine/Kiev
OOO Hansa Leasing Rus	1047796412531	Russia/Moscow

APPENDIX 2: FÖRENINGSSPARBANKEN'S PRELIMINARY YEAR-END REPORT FOR 2004


FÖRENINGSSPARBANKEN

FöreningsSparbanken (Swedbank)
Preliminary year-end report for 2004

February 11, 2005

Continued strong profit trend

2004 in summary:

- Operating profit rose by 25 percent to SEK 11,912 M (9,564)
- Profit for the year rose by 35 percent to SEK 8,592 M (6,343)
- The return on equity rose to 20.5 percent (15.9)
- Earnings per share rose by 37 percent to SEK 16.42 (12.02)
- Total income rose by 8 percent to SEK 26,474 M (24,453)
- The sale of FI-Holding generated a capital gain of SEK 1,290 M
- The decrease in expenses excluding profit-based staff costs and costs for personnel changes was 2 percent.
- Loan losses decreased by 50 percent to SEK 495 M (987)
- Robur's market share for new fund contributions rose to 24 percent (20)
- Spintab consolidated its position as Sweden's leading mortgage lender, with a market share of 31 percent (31)
- The proposed dividend is raised 13 percent to SEK 6.50 (5.75)

Consolidated profit for the full-year 2004

Comparative figures refer to the full-year 2003 unless otherwise indicated.

Operating profit rose by 25 percent to SEK 11,912 M (9,564). Excluding capital gains of SEK 1,290 M on the sale of FI-Holding and SEK 489 M on the sale of shares in Erste Bank in 2003, the increase in operating profit was 17 percent. Income rose by 8 percent to SEK 26,474 M (24,453) and expenses rose by 4 percent to SEK 14,368 M (13,841). Excluding profit-based staff costs and costs for personnel changes, expenses decreased by 2 percent. Loan losses decreased by 50 percent to SEK 495 M (987). The return on equity rose to 20.5 percent (15.9), while earnings per share increased to SEK 16.42 (12.02).

In September the sale of FI-Holding to Kaupthing Bank was finalized. FI-Holding is included in the profit and loss account for the first eight months of the year with operating profit of SEK 632 M (SEK 849 M for full-year 2003). The capital gain on the sale amounted to SEK 1,290 M and is reported under other income.

Income rose 8 percent

Income rose by 8 percent to SEK 26,474 M (24,453). Excluding capital gains of SEK 1,290 M on the sale of FI-Holding and SEK 489 M on the sale of shares in Erste Bank, income rose by SEK 1,220 M or 5 percent. Net interest income rose by SEK 72 M and net commission income rose by 16 percent or SEK 919 M.

Net interest income

Net interest income rose to SEK 16,273 M (16,201). In the Swedish Retail operations, net interest income rose by SEK 150 M to SEK 12,438 M (12,288). Net interest income was positively affected by further increases in lending and deposit volumes. Low interest rates, on the other hand, continued to have a negative effect on net interest income, mainly in the form of lower deposit margins. Swedbank Markets' net interest income decreased by SEK 36 M. In International Banking, net interest income fell by SEK 201 M, but rose by SEK 284 M excluding FI-Holding. The volume increase in Hansabank improved net interest income, although lower deposit and lending margins reduced the increase. In Treasury and central units, net interest income rose by SEK 174 M.

Net commission income rose 16 percent

Net commission income rose by 16 percent or SEK 919 M to SEK 6,658 M (5,739). Greater use of debit and credit cards and an increase in clearance volumes raised payment commissions by 19 percent or SEK 360 M to SEK 2,297 M (1,937). Asset management commissions rose by 20 percent or SEK 457 M to SEK 2,713 M (2,256). The increase was due to strong gains in fund contributions and an appreciation in fund assets from rising stock prices. Higher stock market activity led to a 34 percent jump in brokerage commissions to SEK 407 M (303).

Net profit on financial operations

Net profit on financial operations rose by 31 percent to SEK 1,047 M (801). Profit from equity trading rose by SEK 212 M, while profit from trading in interest-bearing securities and other financial instruments rose by SEK 92 M. Income from foreign exchange operations decreased by SEK 58 M.

Other income

Other income rose by 50 percent to SEK 2,406 M (1,607). Income in 2004 was affected by a capital gain of SEK 1,290 M on the sale of FI-Holding. The previous year included a capital gain of SEK 489 M on the sale of shares in Erste Bank.

Expenses

Excluding profit-based staff costs of SEK 1,022 M (407) and costs for personnel changes of SEK 274 M (66), expenses decreased by 2 percent. However, the Group's total expenses rose by 4 percent or SEK 527 M to SEK 14,368 M (13,841).

Staff costs

Staff costs rose to SEK 7,694 M (6,978). In the Swedish operations, staff costs amounted to SEK 6,673 M (6,018). Excluding profit-based staff costs of SEK 823 M (298) and costs for personnel changes of SEK 274 M (66), staff costs decreased by 1 percent or SEK 78 M. Included among profit-based costs is the allocation to the employee profit-sharing fund, Kopparmyntet, of SEK 567 M (148). In International Banking, staff costs amounted to SEK 1,021 M (960). In Hansabank, staff costs rose by SEK 113 M. Of the increase, SEK 90 M was profit-based staff costs. The sale of FI-Holding reduced staff costs by SEK 54 M compared with 2003.

Change in the number of Group employees expressed in terms of full-time positions

	Dec. 31 2004	Dec. 31 2003
Total number of employees	15,156	15,366
Of which Swedish operations	*9,081*	*9,435*
Of which International banking operations	*6,075*	*5,931*

The sale of FI-Holding reduced the number of employees by 153.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – decreased to SEK 6,674 M (6,863). Depreciation of tangible fixed assets decreased by SEK 114 M to SEK 550 M (664) and amortization of goodwill amounted to SEK 587 M (614).

Lower IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses decreased by 8 percent to SEK 2,140 M (2,315). The corresponding expense in the Swedish operations was SEK 1,878 M (2,021).

Loan losses declined

The loan loss level fell to 0.07 percent (0.14). Loan losses declined by 50 percent to SEK 495 M (987, excluding FI-Holding 903). Hansabank's loan losses amounted to SEK 206 M (256), with a loan loss level of 0.50 percent (0.81). The Group's doubtful claims, gross, amounted to SEK 2,579 M (3,862, excluding FI-Holding 3,375). Loan loss reserves amounted to SEK 3,862 M (5,053, excluding FI-Holding 3,945). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies improved

The share of profits of associated companies amounted to SEK 301 M (-116). During the year BGC Holding was added as an associated company, which affected profit positively by SEK 32 M. The previous year's result was affected negatively by the shareholding in SpareBank 1 Gruppen, which was written off by SEK 311 M. Due to reduced ownership interests, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004, nor Aktia as of December 2004.

Tax expense 22 percent

Profit before tax amounted to SEK 11,912 M (9,545) and the tax expense was SEK 2,564 M (2,567), or an effective tax rate of 22 percent (27). The low tax rate in 2004 is mainly because the capital gain on the sale of FI-Holding is tax exempt.

Group profit trend in the fourth quarter

Comparative figures refer to the fourth quarter of 2003 unless otherwise indicated.

Operating profit rose by 12 percent or SEK 292 M to SEK 2,759 M (2,467). Excluding FI-Holding, which was divested during the third quarter, operating profit rose by 24 percent or SEK 536 M to SEK 2,759 M (2,223).

Income

Income rose by 2 percent or SEK 147 M to SEK 6,330 M (6,183).

Net interest income fell by SEK 173 M to SEK 3,923 M (4,096). Excluding FI-Holding, whose net interest income was SEK 333 M in the fourth quarter of 2003, net interest income rose by SEK 160 M. Compared with the previous quarter, net interest income decreased by SEK 178 M, but excluding FI-Holding it remained unchanged.

Net commission income rose by 8 percent or SEK 123 M to SEK 1,685 M (1,562). Income from payment, lending and asset management operations continued to develop positively. Compared with the previous quarter, net commission income rose by SEK 25 M or 2 percent.

Net profit on financial operations rose by 64 percent or SEK 164 M to SEK 421 M (257). Compared with the previous quarter, net profit on financial operations rose by SEK 297 M.

Other income amounted to SEK 301 M (268).

Expenses

Expenses decreased by 5 percent or SEK 176 M to SEK 3,492 M (3,668). Profit-based staff costs, including an allocation to the Kopparmyntet profit-sharing fund of SEK 132 M, amounted to SEK 222 M. Expenses in FI-Holding in the fourth quarter of 2003 amounted to SEK 114 M.

Loan losses

Loan losses decreased by 36 percent or SEK 56 M to SEK 99 M (155). Compared with the previous quarter loan losses decreased by SEK 14 M. The change was not affected by the sale of FI-Holding.

Share of profits of associated companies

The share of profits of associated companies decreased by SEK 55 M to SEK 20 M (75). Income in the previous quarter was higher due to FI-Holding's associated companies.

A quarterly profit trend for the Group can be found on page 14.

Interest rate risk

An increase in all market interest rates of one percentage point as of December 31, 2004 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,531 M (1,770). The decrease in the value of positions in SEK would have been SEK 1,595 M (1,445), while positions in foreign currency would have increased by SEK 64 M (-325). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 220 M (276) as of December 31, 2004.

Capital adequacy

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.6 percent (10.8) on December 31, of which the primary capital ratio was 8.2 percent (7.2).

During the year primary capital was affected positively by the issue of primary capital certificates by SEK 2.7 bn. The disposal of FI-Holding and reduced ownership in SpareBank 1 Gruppen and Aktia decreased the primary capital with 1.0 bn including the capital gain through the sale of FI-Holding. Likewise primary capital was affected negatively due to the effects of the application of recommendation RR 29, employee

benefits, by SEK 1.6 bn and by share repurchases by SEK 2.2 bn. Primary capital as of December 31 includes the year's profit after deducting the estimated dividend. Supplementary capital was reduced by SEK 4.8 billion primarily through the sale of FI-Holding.

The risk-weighted amount for credit risks decreased to SEK 503 billion (562). The risk-weighted amount for market risks decreased by SEK 4 billion. The changes are primarily attributable to the divestiture of FI-Holding and that SpareBank 1 Gruppen and Aktia no longer is included in the financial companies group.

All in all the primary capital ratio was positively affected by the disposal of FI-Holding, while the reduced ownership of SpareBank1 Gruppen and Aktia had a marginal effect.

As of December 31, 2004 the bank's capital adequacy requirements for general interest rate risk, share price risk and currency risk are calculated according to the VaR model.

Specification of capital adequacy

SEK M	Dec. 31 2004	Dec. 31 2003
Primary capital	42 995	42,158
Supplementary capital	20,034	24,848
Less shares, etc.	-3,109	-4,282
Expanded portion of capital base	820	971
Capital base	**60,740**	**63,695**
Risk-weighted amount for credit risks	503,172	561,860
Risk-weighted amount for market risks	21,378	25,660
Total risk-weighted amount	**524,550**	**587,520**
Capital adequacy ratio, %	11.6	10.8
Primary capital ratio, %	8.2	7.2

As of December 31, 2004 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, BoStocken AB and First Securities A/S in Norway. The Group's insurance companies are not included according to the capital adequacy rules for financial companies groups.

Business volumes

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 596 billion (557) as of December 31, 2004, an increase of 7 percent or SEK 39 billion since the beginning of the year. Customers' deposits, excluding repurchase agreements (repos), rose by 1 percent or SEK 2 billion to SEK 277 billion (275). Deposits in SEK amounted to SEK 215 billion (222) and deposits in foreign currency to SEK 62 billion (53). Robur's share of net contributions in the Swedish mutual fund market was 24 percent (20). For new household deposits, the market share was 17 percent (20). The market share for issue volumes of equity linked bonds rose to 27 percent (25).

Savings and investments

SEK billion	Dec. 31 2004	Dec. 31 2003	Change %
Deposits from the public			
Households	136.4	135.4	1
Households, foreign currency	20.3	16.7	22
Of which Hansabank	*20.2*	*16.7*	*21*
Other	78.7	87.0	-10
Other, foreign currency	41.7	35.8	17
Of which Hansabank	*24.6*	*20.4*	*21*
Subtotal	**277.1**	**274.9**	**1**
Discretionary asset management *	21.3	22.6	-6
Fund management	285.9	248.6	15
Of which unit-linked insurance in own companies	*41.3*	*37.0*	*12*
Retail bonds, interest-bearing	1.6	2.9	-45
Retail bonds, equity linked	9.9	7.6	30
Total	**595.8**	**556.6**	**7**

* excluding investments in Robur's funds

Lending

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 894 billion (906). Credit exposure in the Swedish market has risen by SEK 31 billion since December 31, 2003 and decreased in other markets by SEK 43 billion, mainly due to the divestiture of FI-Holding.

Lending

SEK billion	**Dec. 31 2004**	**Dec. 31 2003**	**Change %**
Private individuals	367.7	337.5	9
Of which Spintab	*300.7*	*273.6*	10
Real estate management	142.1	136.7	4
Retail, hotels, restaurants	24.2	23.1	5
Construction	9.3	10.1	-8
Manufacturing	20.9	19.9	5
Transportation	11.1	10.4	7
Forestry and agriculture	37.2	34.5	8
Other service businesses	16.6	16.9	-2
Other business lending	51.4	49.9	3
Municipalities *)	13.8	14.2	-3
Total lending to the public	**694.3**	**653.2**	**6**
FI-Holding		67.9	
Total	**694.3**	**721.1**	**-4**
Of which Hansabank	*52.7*	*39.3*	34
Credit institutions incl. Nat'l Debt Office	59.8	54.7	9
Repurchase agreements (repos)	80.6	50.6	59
Total lending	**834.7**	**826.4**	**1**

*) Not including municipal companies.

The Group's lending to the public excluding FI-Holding rose by 6 percent or SEK 41 billion. In the Swedish operations, lending rose to SEK 641 billion (614). Lending by Hansabank rose to SEK 53 billion (39). Consumer loans rose to SEK 368 billion (337), an increase of 9 percent or SEK 31 billion during the year. The increase is largely due to mortgage lending by Spintab, which rose by 10 percent or SEK 27 billion to SEK 301 billion. Business loans amounted to SEK 312 billion (302).

FöreningsSparbanken's subsidiary Spintab consolidated its position as Sweden's leading mortgage lender, with a market share of 31 percent (31) including FöreningsSparbanken Jordbrukskredit.

Payments

Card payments

FöreningsSparbanken has 3 million bank cards in issue in the Swedish market. The trend toward greater card use is continuing. Compared with the corresponding period of 2003, the number of card purchases rose by 18 percent and the number of card transactions cleared rose by 19 percent.

Giro payments

Customers continue to switch from paper-based giro payments to an electronic Internet-based giro system through the Internet bank. The number of private customers in the Swedish market with giro accounts is 2.7 million (2.6), of whom 1.2 million (1.1) are Internet-based.

Electronic payments

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payments. A total of 272 companies in Sweden offer the service, compared with 212 on December

31, 2003. The number of e-bills is rising steadily. During the year 1,022,000 e-bills were sent, against 758,000 in 2003.

Other

Proposed dividend raised by 13 percent to SEK 6.50 per share

The Board of Directors is recommending that the Annual General Meeting approve a cash dividend of SEK 6.50 per share (5.75). The proposed record day for the 2004 dividend is April 26, 2005. The last day for trading in the bank's share with the right to the dividend is April 21, 2005. If the Annual General Meeting adopts the Board's recommendation, the dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on April 29, 2005.

FöreningsSparbanken opens offices in Copenhagen and Helsinki

FöreningsSparbanken is establishing banking operations in Denmark, starting in Copenhagen. Operations are slated to begin in the spring of 2005 with one branch centrally located in Copenhagen. The branch will offer the Bank's products and services to private and business customers. FöreningsSparbanken is also opening an affiliate in Helsinki, Finland. The office, which is set to open for business in the second half of 2005, will primarily offer qualified financial services to Swedish corporate clients with operations in Finland, as well as Finnish corporations with ties to the Swedish market.

Changes in Executive Management

Lars Lundquist has been appointed the new Chief Credit Officer of FöreningsSparbanken effective March 1, 2005. He will also be an adjunct member of the Group's Executive Management. Mr. Lundquist currently holds the position as Head of Credit and County Risks at Swedbank Markets. Lars-Erik Kvist remains a member of the Executive Management until March 31, 2005, when he will retire.

Jan Alexandersson has been appointed the new Head of FöreningsSparbanken's Telephone and Internet banks and an adjunct member of the Executive Management from December 1, 2004.

Reduced ownership in SpareBank 1 Gruppen

In May FöreningsSparbanken sold 85,932 shares in SpareBank 1 Gruppen, thereby reducing its interest in the Norwegian banking group from 25 to 19.5 percent. The capital gain was SEK 10 M. Due to the reduced ownership, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004.

Reduced ownership in Aktia

FöreningsSparbanken has sold 1,600,000 shares in Aktia Sparbank Abp to Livränteanstalten Hereditas. The sales price amounted to SEK 100 M. The sale reduced FöreningsSparbanken's ownership from 24.40 percent to 19.85 percent, and the holding in Aktia ceased to be reported according to the equity accounting method from December 2004.

The transaction has a limited financial effect for FöreningsSparbanken. Aside from a capital gain of SEK 16 M, the Group's primary capital ratio will increase by 0.02 percentage points and its capital adequacy will decrease by 0.07 percentage points.

The cooperation agreement with Aktia Sparbank is not affected by the sale.

Share repurchase

Within the framework of the authorization received from the 2004 Annual General Meeting, the Board of Directors resolved on May 3 to repurchase a maximum of 26 million of the Bank's shares in 2004, corresponding to approximately 5 percent of all shares in the Bank. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

Share repurchases began on June 18. Through December 31, 14,937,531 shares, representing 2.8 percent of the shares outstanding, had been repurchased for a total of SEK 2,218 M. The Board decided in December to extend the share repurchases until the 2005 Annual General Meeting.

FöreningsSparbanken's Board will propose to the Annual General Meeting in 2005 that it continue to be authorized to repurchase shares. The proposal also includes an authorization to dispose of repurchased shares. As proposed, the authorization would apply to purchases on the Stockholm Stock Exchange on one of more occasions of up to 10 percent of all the shares in FöreningsSparbanken, including the trading done to facilitate securities operations, which corresponds to nearly 52.8 million shares.

Annual General Meeting

FöreningsSparbanken's Annual General Meeting will be held at 10:00 a.m. (CET) on Thursday, April 21, 2005 at Cirkus, on Djurgården in Stockholm. Shareholders who wish to attend must be directly recorded in the bank's share register no later than April 11, 2005.

Merger with FSB Bolåndirekt Bank (formerly HSB Bank)

The wholly owned subsidiary FSB Bolåndirekt Bank was merged with FöreningsSparbanken in late 2004. The merger applied retroactively to January 1, 2004.

Application of accounting principles

The year-end report is prepared according to the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim reports. The report complies with the same accounting principles as the most recent annual report with the exception of changes owing to the application of the Swedish Financial Accounting Standards Council's new recommendation RR 29, Employee Benefits.
RR 29, which entered into force on January 1, 2004, details how various forms of employee compensation should be reported and, for the FöreningsSparbanken Group, affects the valuation and reporting of the Group's defined-benefit pension commitments. The change in accounting principle took effect on January, 1 2004, due to which the opening shareholders' balance has been restated. Comparative figures may not be restated according to the recommendation.
Valued in accordance with RR 29, the Group's opening balance of Other liabilities rises by SEK 1,537 M, consisting of pension debt, assets under management, payroll tax allocations and deferred income tax. The Group's opening balance of Other assets is reduced by SEK 26 M for the change in the share of equity in associated companies. The Group's opening shareholders'equity balance is thereby reduced by SEK 1,563 M. The pension cost for 2004, due to RR 29, was mainly the same in the Group as if it had been reported according to the previous method. Settlement of pensions within appropriations is no longer reported.
The recommendation requires the Group to clarify the assumptions that serve as the basis for its calculation. The valuation is based on, among other things, the following annual assumptions: cap on wage increases 3.25 percent; increase in basic income amount 2.5 percent; inflation 2.0 percent; debt as per December 31, 2004 is discounted by 4.5 percent, the net interest cost of the year is calculated by 4,9 percent and the anticipated long-term return on assets held separately to cover pension commitments is estimated, after tax on returns and expenses, at 5.0 percent.

Highlights following the conclusion of the year

Credit card operation launched with Barclays

FöreningsSparbanken and the British bank Barclays are establishing a joint venture to sell and distribute credit cards in Sweden and Norway. The company will offer competitive cards and card-based consumer credits, with the goal to become market leader in the entire Nordic region.

The company, which will be headquartered in Stockholm, will consist of FöreningsSparbanken's Swedish credit card operations and its wholly owned Norwegian subsidiary EnterCard AS. The new company will be jointly owned by FöreningsSparbanken and Barclays, with FöreningsSparbanken retaining a 60 percent share of the votes and Barclays 40 percent. There will, however, be joint decision making in all key areas.

FöreningsSparbanken will handle marketing and sales in the Swedish market, while EnterCard will serve the Norwegian market, including many savings bank customers. These channels will be complemented by existing and future partnerships as well as direct marketing to consumers.

The sale of FöreningsSparbanken's credit card operations to the new company for an approximate price of SEK 1.0 bn will result in a capital gain of approximately SEK 800 M for the Bank. The gain is expected to affect third-quarter results for 2005. The agreement requires regulatory approval.

Financial reporting according to IFRS

General

From 2005 all listed companies in the European Union (EU) must prepare their consolidated accounts according to the standards adopted by the EU – the International Reporting Standards, IFRS. The standards are issued by the International Accounting Standards Board (IASB) and become mandatory for listed companies once approved by the EU. The introduction of IFRS principles in reports in 2005 means that comparative periods in 2004 must be restated according to the accounting principles valid as of the end of 2005. There is an exemption from the requirement to restate comparative periods according to the new standards as pertains to IAS 39 Financial Instruments: Recognition and Measurement. Since this standard is of great significance to FöreningsSparbanken's accounts, it is commented on separately below.

Significant differences in reported profit and financial position 2004

The introduction of the IFRS principles does not have a major effect on reported profit for 2004 or the Bank's financial position on December 31, 2004. The reported profit increases due to IFRS 3, Business combinations, which replaces goodwill amortization with impairment testing. The introduction of IFRS also requires that reported profit and shareholders' equity also contain the minority interest in subsidiaries' profit and shareholders' equity. Details must be provided in the profit and loss account on how much of profit is attributable to shareholders and how much to the minority.

SEK billion	Profit for the year	Shareholders' equity
Reporting according to year-end report	8.6	43.6
Goodwill amortization	0.6	0.6
Reporting of minority interest	0.7	3.2
Reported according to IFRS principles	9.9	47.4

IAS 39

IAS 39 covers the reporting of financial instruments, i.e. primarily financial receivables (lending and securities), liabilities (funding) and derivatives. According to the wording of IAS 39 as issued by the IASB, there is a fair value option whereby receivables and liabilities may, at initial recognition, be reported at accrued acquisition value or fair value. Derivatives are always reported in the balance sheet at fair value with the change in value in the profit or loss statement or – with certain types of documented hedge accounting – directly in shareholders' equity.

The EU did not approve the version of IAS 39 issued by the IASB and made a significant change when the recommendation was introduced in EU legislation. The fair value option was eliminated for the valuation of liabilities, so that liabilities – with the exception of those categorized as trading and those reported as hedges – are reported at accrued acquisition value. The option to valuate financial liabilities at fair value is imperative if FöreningsSparbanken is to provide a fair and accurate account of its operations involving fixed-rate financial instruments. Without the option to report lending, the matching funding and related derivatives at fair value, situations would arise where earnings would be more volatile than economic conditions would imply.

The EU's hope, however, is that this difference will be temporary and that IAS 39 will also reword the option to report financial instruments at fair value so that the recommendation can be fully implemented by EU.

Financial position on January 1, 2005

The opening balance sheet as of January 1, 2005 differs from the closing balance sheet as of December 31, 2004 according to the above due to the introduction of IAS 39 in the form now adopted by the EU.

The change mainly relates to the fact that derivatives that earlier were reported according to the principle for deferred hedge accounting now reports in the balance sheet at fair value.

Financial liabilities in foreign currency hedged with derivatives and previously reported at acquisition value will be reported at the currency's closing day rate in the future.

For subordinated liabilities where the interest rate risk is hedged with derivatives, hedging accounting at fair value will be applied. Hedging accounting means that the hedged risk component in the liability is revalued at fair value.

The option to report receivables at fair value is being used for certain fixed rate claims where the interest rate risk is hedged with derivatives.

IAS 39 also requires that shares and participating interests that are not reported according to equity method are valuated at fair value. Certain holdings were reported according to previous accounting principles as fixed assets valuated at acquisition value.

SEK billion	Shareholders' equity
Reported according to IFRS	47.4
Reporting of derivatives	- 6.6
Currency revaluation of financial liabilities	5.7
Hedging reporting of financial liabilities at fair value	-1.3
Claims at fair value	0.6
Valuation of shares	0.5
Tax on the above changes in value	0.3
Financial position on January 1, 2005	46.6

Primary capital and the capital adequacy ratio are not expected to be significantly affected by the transition to IFRS.

Key ratios for the Group

	2004	2003
Return on equity, %	20.5	15.9
Return on total equity, %	1.13	0.94
Earnings per share, SEK [1]	16.42	12.02
Earnings per share after dilution, SEK [2]	16.42	12.01
Equity per share, SEK [3]	85.06	79.42
Equity per share after dilution, SEK [4]	85.04	79.39
Return on total equity, %	0.54	0.57
Capital adequacy ratio, %	11.6	10.8
Primary capital ratio, %	8.2	7.2
Loan loss ratio, net, %	0.07	0.14
Share of doubtful claims, %	0.18	0.28
Provision ratio for doubtful claims, % [4]	150	131
No. of shares outstanding at end of period	512,871,312	527,808,843
Avg. no. of shares outstanding during the year	523,171,365	527,808,843
No. of shares in calculation		
1)	523,171,365	527,808,843
2)	523,272,978	528,027,504
3)	512,871,312	527,808,843
4)	512,972,925	528,027,504
5) See Note 4		

12

Operational profit and loss account, the Group [1)]

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*42,515*	*47,755*	*-11*	*9,604*	*11,420*	*-16*
Interest payable	*-26,242*	*-31,554*	*-17*	*-5,681*	*-7,324*	*-22*
Net interest income	16,273	16,201	0	3,923	4,096	-4
Dividends received	90	105	-14	2	4	-50
Commissions receivable	*8,919*	*7,661*	*16*	*2,290*	*2,072*	*11*
Commissions payable	*-2,261*	*-1,922*	*18*	*-605*	*-510*	*19*
Net commission income	6,658	5,739	16	1,685	1,562	8
Net profit on financial operations	1,047	801	31	421	257	64
Other operating income	2,406	1,607	50	299	264	13
Total income	**26,474**	**24,453**	**8**	**6,330**	**6,183**	**2**
General administrative expenses						
- Staff costs excl. profit-based costs	-6,672	-6,571	2	-1,561	-1,687	-7
- Profit-based staff costs	-1,022	-407		-222	-140	59
- Other	-5,537	-5,585	-1	-1,459	-1,530	-5
Total general administrative expenses	**-13,231**	**-12,563**	**5**	**-3,242**	**-3,357**	**-3**
Depreciation and write-off of tangible fixed assets	-550	-664	-17	-125	-157	-20
Amortization of goodwill	-587	-614	-4	-125	-154	-19
Total expenses	**-14,368**	**-13,841**	**4**	**-3,492**	**-3,668**	**-5**
Profit before loan losses	**12,106**	**10,612**	**14**	**2,838**	**2,515**	**13**
Loan losses, net, including change in value of property taken over	-495	-987	-50	-99	-155	-36
Reversal of write-off of financial fixed assets		55			32	
Share of profit/loss of associated companies	301	-116		20	75	-73
Operating profit	**11,912**	**9,564**	**25**	**2,759**	**2,467**	**12**
Settlement of pensions		-19			28	
Tax	-2,564	-2,567		-693	-712	-3
Minority interest	-756	-635	19	-182	-159	14
Profit for the period	**8,592**	**6,343**	**35**	**1,884**	**1,624**	**16**
Earnings per share, SEK [2)]	16.42	12.02	37	3.68	3.08	19
Earnings per share after dilution, SEK [2)]	16.42	12.01	37	3.68	3.07	20

[1)] The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 24 and 25.

[2)] See key ratios on page 12 for number of shares

Quarterly profit trend for the Group

SEK M	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income	3,923	4,101	4,145	4,104	4,096	4,114	3,958	4,033
Net commission income	1,685	1,660	1,702	1,611	1,562	1,476	1,401	1,300
Net profit on financial operations	421	124	114	388	257	132	218	194
Other income	301	1,565	383	247	268	294	871	279
Total income	**6,330**	**7,450**	**6,344**	**6,350**	**6,183**	**6,016**	**6,448**	**5,806**
Staff costs	-1,561	-1,706	-1,696	-1,709	-1,687	-1,650	-1,623	-1,611
Profit-based staff costs	-222	-300	-213	-287	-140	-102	-63	-102
Other expenses	-1,709	-1,578	-1,716	-1,671	-1,841	-1,614	-1,723	-1,685
Total expenses	**-3,492**	**-3,584**	**-3,625**	**-3,667**	**-3,668**	**-3,366**	**-3,409**	**-3,398**
Profit before loan losses	**2,838**	**3,866**	**2,719**	**2,683**	**2,515**	**2,650**	**3,039**	**2,408**
Loan losses, incl. change in value	-99	-113	-120	-163	-155	-160	-282	-390
Reversal of write-off of financial fixed assets					32	23		
Share of associated companies' profit/loss	20	114	64	103	75	55	-211	-35
Operating profit	**2,759**	**3,867**	**2,663**	**2,623**	**2,467**	**2,568**	**2,546**	**1,983**

Business area report

SEK M	Swedish Retail Banking		Swedbank Markets		Asset Management and Insurance		International Banking		Shared Services and Group Staffs		Eliminations	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	12,438	12,288	807	843	34	45	2,868	3,069	114	-60	12	16
Net commission income	3,477	2,983	613	622	1,374	1,168	1,176	1,002	11	-35	7	-1
Financial transactions, net	121	122	575	339	4	8	219	264	125	68	3	
Other income	881	653	69	98	41	35	1,583	181	2,888	3,857	-2,966	-3,112
Total income	**16,917**	**16,046**	**2,064**	**1,902**	**1,453**	**1,256**	**5,846**	**4,516**	**3,138**	**3,830**	**-2,944**	**-3,097**
Staff costs	-4,423	-3,904	-607	-557	-254	-248	-1,021	-960	-1,438	-1,368	49	59
IT expenses	-686	-734	-204	-230	-96	-78	-162	-157	-762	-957	666	823
Other expenses	-4,378	-4,291	-293	-308	-222	-235	-610	-598	-1,019	-1,035	2,229	2,215
Depreciation/amortization	-215	-240	-10	-15	-237	-238	-406	-480	-269	-305		
Total expenses	**-9,702**	**-9,169**	**-1,114**	**-1,110**	**-809**	**-799**	**-2,199**	**-2,195**	**-3,488**	**-3,665**	**2,944**	**3,097**
Profit before loan losses	**7,215**	**6,877**	**950**	**792**	**644**	**457**	**3,647**	**2,321**	**-350**	**165**		
Loan losses	-289	-826	-14	-17			-206	-340	14	196		
Reversal of write-off of financial fixed assets										55		
Share of associated companies' profit/loss	153	89	10	-7			132	-230	6	32		
Operating profit/loss	**7,079**	**6,140**	**946**	**768**	**644**	**457**	**3,573**	**1,751**	**-330**	**448**		
Return on allocated equity, %	20.8	20.3	28.3	26.4	29.2	18.7	30.0	8.2	neg.	25.8		
C/I ratio before loan losses	0.57	0.57	0.54	0.58	0.56	0.64	0.38	0.49	1.11	0.96		
Full-time employees	6,615	7,049	534	535	249	256	6,075	5,931	1,683	1,595		

Business area accounting principles

The business area report is based on FöreningsSparbanken's organization and internal accounts.

Market-based compensation is applied between business areas, while all costs for IT, other shared services and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

Swedish Retail Banking

Swedish Retail Banking has responsibility for private and commercial customers, organizations, municipalities and county councils in Sweden as well as the Bank's distribution channels in the form of branches, ATM's, and the telephone and Internet banks. Also included are the unit for customer offerings and products (including the subsidiaries Spintab, FöreningsSparbanken Finans, Kundinkasso and EnterCard), partly owned Swedish banks, private banking operations in Luxembourg, FöreningsSparbanken Fastighetsbyrå AB (real estate brokerage), FöreningsSparbanken Juristbyrå AB (legal services), the treasury operations of Spintab (responsible for funding mortgage lending operations) and a net interest hedge arranged by treasury management within the Parent Company on behalf of Swedish Retail Banking.

The branch network in Sweden is organized in 75 local banks in 6 regions throughout the country. With 492 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 289 branches. The branch network is complemented by 213 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at another 811 post offices.

FöreningsSparbanken has signed an agreement with ICA Banken that allows customers to withdraw cash at 1,400 ICA food stores. The service will begin in the spring of 2005.

Approximately 2.2 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.7 million, of whom approximately 1.6 million were private customers, or 28 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. Approximately 42 percent of business customers in Sweden use the Internet bank.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	12,438	12,288	3,130	3,272	3,001	3,035	3,165	3,049
Net commission income	3,477	2,983	905	859	879	834	814	812
Financial transactions, net	121	122	29	27	31	34	30	35
Other income	881	653	219	243	218	201	182	149
Total income	**16,917**	**16,046**	**4,283**	**4,401**	**4,129**	**4,104**	**4,191**	**4,045**
Staff costs	-4,423	-3,904	-1,056	-1,231	-1,051	-1,085	-1,014	-956
IT expenses	-686	-734	-190	-178	-165	-153	-179	-187
Other expenses	-4,378	-4,291	-1,142	-1,051	-1,120	-1,065	-1,190	-1,048
Depreciation/amortization	-215	-240	-51	-55	-54	-55	-55	-57
Total expenses	**-9,702**	**-9,169**	**-2,439**	**-2,515**	**-2,390**	**-2,358**	**-2,438**	**-2,248**
Profit before loan losses	**7,215**	**6,877**	**1,844**	**1,886**	**1,739**	**1,746**	**1,753**	**1,797**
Loan losses	-289	-826	-50	-76	-82	-81	-132	-100
Share of associated companies' profit/loss	153	89	-4	93	24	40	7	34
Operating profit/loss	**7,079**	**6,140**	**1,790**	**1,903**	**1,681**	**1,705**	**1,628**	**1,731**
Tax	-2,011	-1,719	-517	-529	-488	-477	-455	-490
Minority interest	-2	-1	1	-1	-1	-1	4	-3
Profit for the period	**5,066**	**4,420**	**1,274**	**1,373**	**1,192**	**1,227**	**1,177**	**1,238**
Allocated equity	24,325	21,806	24,325	24,325	24,325	24,325	21,806	21,806
Return on allocated equity, %	20.8	20.3	20.9	22.6	19.6	20.2	21.6	22.7
Income items								
Income from external customers	15,827	15,157	4,012	4,133	3,844	3,838	3,960	3,831
Income from transactions with other segments	1,090	889	271	268	285	266	231	214
Business volumes, SEK billion								
Lending	629	602	629	619	614	601	602	590
Deposits	232	238	232	242	245	237	238	238
Mutual funds & insurance	190	165	190	186	185	183	165	155
Other investment volume	9	11	9	8	8	12	11	10
Shares and participations in associated companies, SEK billion	2	1	2	1	1	1	1	1
Risk-weighted volume, SEK billion	429	390	429	417	406	398	390	384
Total assets, SEK billion	704	653	704	704	689	675	653	661
Total liabilities, SEK billion	680	631	680	680	665	651	631	639
Full-time employees	6,615	7,049	6,615	6,669	6,722	6,843	7,049	6,989

Operating profit amounted to SEK 7,079 M, an increase of SEK 939 M or 15 percent from the previous year.

Income rose by SEK 871 M or 5 percent to SEK 16,917 M mainly through higher payment, mutual fund and insurance commissions. The acquisition of EnterCard in November 2003 raised income by SEK 234 M.

Expenses increased by SEK 533 M or 6 percent to SEK 9,702 M mainly due to increased profit-based compensation, costs for personnel changes and the acquisition of EnterCard. The underlying cost base was reduced.

Loan losses amounted to SEK 289 M, a decrease of SEK 537 M or 65 percent compared with the previous year. The loan loss ratio was 0.05 percent (0.14).

The return on allocated equity was 20.8 percent (20.3).

Operating profit for the fourth quarter amounted to SEK 1,790 M, which was SEK 113 M or 6 percent lower than the third quarter.

The number of full-time positions was reduced by 434 compared with the previous year and by 54 compared with the previous quarter. The decrease is partly due to internal organizational changes.

Swedbank Markets

Swedbank Markets comprises Investment Banking and Merchant Banking as well as responsibility for financial institutions. In addition to operations in Sweden, the business area includes the international branches in Oslo, London and New York, First Securities in Norway and the representative office in Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets, as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	807	843	148	105	274	280	144	348
Net commission income	613	622	145	148	151	169	206	124
Financial transactions, net	575	339	282	123	60	110	168	13
Other income	69	98	13	13	33	10	9	14
Total income	**2,064**	**1,902**	**588**	**389**	**518**	**569**	**527**	**499**
Staff costs	-607	-557	-154	-148	-145	-160	-152	-131
IT expenses	-204	-230	-50	-47	-48	-59	-45	-54
Other expenses	-293	-308	-60	-75	-83	-75	-70	-78
Depreciation/amortization	-10	-15	-2	-2	-3	-3	-3	-4
Total expenses	**-1,114**	**-1,110**	**-266**	**-272**	**-279**	**-297**	**-270**	**-267**
Profit before loan losses	**950**	**792**	**322**	**117**	**239**	**272**	**257**	**232**
Loan losses	-14	-17	-21	-3	20	-10	-4	-4
Share of associated companies' profit/loss	10	-7	12	-5	1	2	3	-6
Operating profit	**946**	**768**	**313**	**109**	**260**	**264**	**256**	**222**
Tax	-265	-215	-87	-32	-72	-74	-74	-61
Profit for the period	**681**	**553**	**226**	**77**	**188**	**190**	**182**	**161**
Allocated equity	2,405	2,093	2,405	2,405	2,405	2,405	2,093	2,093
Return on allocated equity, %	28.3	26.4	37.6	12.8	31.3	31.6	34.8	30.8
Income items								
Income from external customers	1 766	1 596	504	324	446	492	439	427
Income from transactions with other segments	298	306	84	65	72	77	88	72
Business volumes, SEK billion								
Lending	12	12	12	12	14	14	12	12
Deposits					0	1		
Mutual funds & insurance	1	1	1	1	1	1	1	1
Other investment volume	12	8	12	11	10	10	8	7
Shares and participations in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	31	37	31	44	57	45	37	40
Total assets, SEK billion	311	232	311	307	319	276	232	253
Total liabilities, SEK billion	309	230	309	305	317	274	230	251
Full-time employees	534	535	534	554	544	536	535	568

Swedbank Markets' operating profit amounted to SEK 946 M, an increase of SEK 178 M or 23 percent from the previous year. In Investment banking, income rose by 20 percent or SEK 161 M, but in fixed income and foreign exchange trading in Merchant Banking income fell by 3 percent or SEK 35 M.

The return on allocated equity rose to 28.3 percent (26.4).

Asset Management and Insurance

Asset Management and Insurance comprises the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	34	45	9	7	7	11	11	8
Net commission income	1,374	1,168	354	351	338	331	318	301
Financial transactions, net	4	8	2	-4	3	3	-3	3
Other income	41	35	13	9	9	10	11	8
Total income	**1,453**	**1,256**	**378**	**363**	**357**	**355**	**337**	**320**
Staff costs	-254	-248	-50	-70	-65	-69	-55	-65
IT expenses	-96	-78	-30	-23	-25	-18	-20	-21
Other expenses	-222	-235	-55	-55	-55	-57	-79	-41
Depreciation/amortization	-237	-238	-59	-60	-59	-59	-60	-59
Total expenses	**-809**	**-799**	**-194**	**-208**	**-204**	**-203**	**-214**	**-186**
Profit before loan losses	**644**	**457**	**184**	**155**	**153**	**152**	**123**	**134**
Operating profit	**644**	**457**	**184**	**155**	**153**	**152**	**123**	**134**
Tax	-193	-128	-73	-39	-38	-43	-34	-38
Profit for the period	**451**	**329**	**111**	**116**	**115**	**109**	**89**	**96**
Allocated equity	1,547	1,759	1,547	1,547	1,547	1,547	1,759	1,759
Return on allocated equity, %	29.2	18.7	28.7	30.0	29.7	28.2	20.2	21.8
Income items								
Income from external customers	2,864	2,450	753	702	708	701	662	629
Income from transactions with other segments	-1,411	-1,194	-375	-339	-351	-346	-325	-309
Business volumes, SEK billion								
Mutual funds & insurance	280	249	280	273	274	270	249	232
Other investment volume	21	22	21	22	21	22	22	24
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	46	42	46	46	46	46	42	40
Total liabilities, SEK billion	44	40	44	44	44	44	40	38
Full-time employees	249	256	249	251	253	257	256	264

Operating profit amounted to SEK 644 M, an increase of SEK 187 M or 41 percent from the previous year. The improvement is from a higher volume of assets under management, primarily due to higher prices on global stock exchanges, which results in increased commissions.

The return on allocated equity in 2004 was 29.2 percent (18.7).

Operating profit for the fourth quarter amounted to SEK 184 M, which was SEK 29 M higher than the third quarter.

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the year amounted to SEK 13.1 billion, against SEK 14.1 billion in 2003. Of net contributions, SEK 3.6 billion (3.1) was from premium pension investments and SEK 1.4 billion (1.6) from unit-linked insurance in Robur Försäkring.

Robur's assets under management as of December 31 amounted to SEK 280 billion (249). The change is due to an appreciation in the value of fund assets of SEK 18 billion, mainly from rising stock prices during the year. After net fund contributions of SEK 13 billion, the increase in fund assets during the year was SEK 31 billion. Institutional asset management operations managed SEK 43 billion (41), of which SEK 22 billion (18) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market in 2004 was 24 percent (20). Its share of assets under management in the fund market was 28 percent (28) on September 30.

Fund management	Dec. 31 2004	Dec. 31 2003
Assets under management (SEK billion)	280	249
Of which: Swedish equities, %	*29.4*	*27.4*
Foreign equities, %	*34.2*	*36.3*
Interest-bearing securities, %	*36.4*	*36.3*
Number of customers (thousands)	2,795	2,776
Unit-linked insurance		
Assets under management (SEK billion)	41.4	37.0
Of which in Robur funds	*41.3*	*37.0*
Number of policies (thousands)	724	680
Discretionary asset management		
Assets under management (SEK billion)	43	41
Of which in Robur funds	*22*	*18*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance during the year amounted to SEK 5.1 billion (4.4). Robur Försäkring's assets under management amounted to SEK 41.4 billion (37.0) at year-end. The market share for new unit-linked insurance was 14 percent (13) on September 30. Robur Försäkring had 724,000 (680,000) policies at year-end, in addition to around 1 million group life insurance policies.

Fund management results

The majority of Robur's equity funds posted positive returns during the period. Robur's Swedish equity funds rose in value by 21 percent, while its public savings funds returned 13 percent, net, after management fees. Robur's blend funds rose by 8 percent and its Swedish fixed income funds gained between 2 and 6 percent. Returns including management fees for equity funds that invest in Sweden and the Nordic region outperformed the comparative indexes, while international equity funds performed weaker than their indexes. Blend funds and fixed income funds slightly underperformed their indexes. Morningstar's average rating on Robur's funds as of year-end was 3.3 (3.2). Compared with its Swedish competitors, Robur's funds have the highest average rating.

International Banking

The International Banking business area includes the subsidiary Hansabank in the Baltic states and the shareholdings in SpareBank 1 Gruppen and Aktia. FI-Holding in Denmark was included through August 2004. Due to the reduced ownership interests, SpareBank 1 Gruppen is no longer reported as an associated company as of June 2004, nor Aktia as of December 2004.

In January 2004 Hansabank acquired the Lithuanian insurance company Lietuvos Draudimo Gyvybes Dradimas (LDGD). Hansabank has signed an agreement to acquire the Russian bank Kvestbank in Moscow. The acquisition will be finalized during the first quarter of 2005.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	2,868	3,069	600	715	777	776	799	748
Net commission income	1,176	1,002	295	291	330	260	266	249
Financial transactions, net	219	264	83	-49	32	153	48	87
Other income	1,583	181	69	1 349	128	37	26	40
Total income	**5,846**	**4,516**	**1,047**	**2,306**	**1,267**	**1,226**	**1,139**	**1,124**
Staff costs	-1,021	-960	-254	-246	-272	-249	-276	-220
IT expenses	-162	-157	-45	-39	-43	-35	-48	-35
Other expenses	-610	-598	-181	-136	-150	-143	-173	-146
Depreciation/amortization	-406	-480	-74	-99	-114	-119	-113	-119
Total expenses	**-2,199**	**-2,195**	**-554**	**-520**	**-579**	**-546**	**-610**	**-520**
Profit before loan losses	**3,647**	**2,321**	**493**	**1,786**	**688**	**680**	**529**	**604**
Loan losses	-206	-340	-25	-47	-62	-72	-52	-103
Share of associated companies' profit/loss	132	-230	12	24	33	63	45	24
Operating profit	**3,573**	**1,751**	**480**	**1,763**	**659**	**671**	**522**	**525**
Tax	-310	-401	-27	-37	-148	-98	-89	-78
Minority interest	-740	-632	-177	-181	-176	-206	-158	-164
Profit for the period	**2,523**	**718**	**276**	**1,545**	**335**	**367**	**275**	**283**
Allocated equity	8,406	8,790	8,406	8,406	8,406	8,406	8,790	8,790
Return on allocated equity, %	30.0	8.2	13.1	73.5	15.9	17.5	12.5	12.9
Income items								
Income from external customers	5,846	4,516	1,047	2,306	1,267	1,226	1,139	1,124
Business volumes, SEK billion								
Lending	53	107	53	49	114	110	107	103
Deposits	45	37	45	43	42	40	37	35
Mutual funds & insurance	6	4	6	5	4	4	4	3
Shares and participating interests in associated companies, SEK billion	0	1	0	1	1	1	1	1
Risk-weighted volume, SEK billion	61	149	61	77	145	155	149	147
Total assets, SEK billion	82	144	82	76	153	149	144	137
Total liabilities, SEK billion	74	135	74	68	145	141	135	128
Full-time employees	6,075	5,931	6,075	6,054	6,103	6,110	5,931	5,932

Operating profit amounted to SEK 3,573 M, an increase of SEK 1,822 M or 104 percent from the previous year. Hansabank's operating profit amounted to SEK 1,689 M, an increase of SEK 451 M or 36 percent from the previous year. Including the capital gain, FI-Holding accounted for SEK 922 M of the profit increase. SpareBank 1 Gruppen's contribution to operating profit rose by SEK 396 M, including the write-off of the shareholding by SEK 311 M in 2003.

Income in Hansabank rose by SEK 524 M or 16 percent compared with the previous year to SEK 3,791 M. Expenses rose by SEK 123 M or 7 percent to SEK 1,898 M. Hansabank's acquisition of LDGD raised income by SEK 46 M and expenses by SEK 22 M. Loan losses decreased by SEK 50 M to SEK 206 M.

For Hansabank, the return on allocated equity was 30.5 percent (21.8).

Compared with the previous quarter, Hansabank's operating profit declined by SEK 14 M or 3 percent.

The number of full-time employees at Hansabank rose by 303 compared with the previous year. The increase is due to the acquisition of LDGD.

Shared Services and Group Staffs

Shared Services and Group Staffs comprise IT and other shared services, Group Staffs and the Group's own insurance company, Sparia. The business area also includes a limited number of loan loss provisions that are not reported by units with customer responsibility.

Profit trend

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	114	-60	36	-2	82	-2	-25	-39
Net commission income	11	-35	-25	22	-2	16	-42	-9
Net profit on financial operations	125	68	22	27	-12	88	14	-6
Other income	2,888	3,857	697	711	739	741	755	874
Total income	**3,138**	**3,830**	**730**	**758**	**807**	**843**	**702**	**820**
Staff costs	-1,438	-1,368	-272	-323	-395	-448	-344	-395
IT expenses	-762	-957	-181	-190	-191	-200	-240	-233
Other expenses	-1,019	-1,035	-218	-260	-249	-292	-185	-237
Depreciation/amortization	-269	-305	-64	-63	-72	-70	-80	-72
Total expenses	**-3,488**	**-3,665**	**-735**	**-836**	**-907**	**-1,010**	**-849**	**-937**
Profit/loss before loan losses	**-350**	**165**	**-5**	**-78**	**-100**	**-167**	**-147**	**-117**
Loan losses	14	196	-3	13	4	0	33	47
Reversal of write-off of financial fixed assets		55	0				32	23
Share of associated companies' profit/loss	6	32	0	2	6	-2	20	3
Operating profit/loss	**-330**	**448**	**-8**	**-63**	**-90**	**-169**	**-62**	**-44**
Appropriations		-19					28	3
Tax	215	-104	11	36	147	21	-60	-2
Minority interest	-14	-2	-6	-3	-2	-3	-5	1
Profit/loss for the period	**-129**	**323**	**-3**	**-30**	**55**	**-151**	**-99**	**-42**
Allocated equity	638	1,251	638	638	638	638	1,251	1,251
Return on allocated equity, %	neg.	25.8	neg.	neg.	34.5	neg.	neg.	neg.
Income items								
Income from external customers	573	1,049	168	62	187	156	124	151
Income from transactions with other segments	2,565	2,781	562	696	620	687	578	669
Business volumes, SEK billion								
Lending	0	0	0	0	0	1	0	1
Risk-weighted volume, SEK billion	4	6	4	5	6	7	6	6
Total assets, SEK billion	95	64	95	86	75	85	64	63
Total liabilities, SEK billion	94	63	94	85	74	84	63	62
Full-time employees	1,683	1,595	1,683	1,655	1,667	1,637	1,595	1,606

The business area reported an operating loss of SEK 330 M, a decrease of SEK 778 M compared with the previous year and an improvement of SEK 55 M compared with the previous quarter. The change year-to-year is mainly due to a capital gain of SEK 489 M on the sale of the shareholding in Erste Bank in 2003, a decrease of SEK 182 M in loan loss reversals, and organizational changes. In Treasury and central units, net interest income rose by SEK 174 M.

The increase in the number of full-time employees compared with the previous year is mainly due to internal organizational changes.

Eliminations

SEK M	Jan-Dec 2004	Jan-Dec 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income	12	16	0	4	4	4	2	0
Net commission income	7	-1	11	-11	6	1	0	-1
Net profit on financial operations	3		3					
Other income	-2,966	-3,112	-710	-760	-744	-752	-715	-791
Total income	**-2,944**	**-3,097**	**-696**	**-767**	**-734**	**-747**	**-713**	**-792**
Staff costs	49	59	3	12	19	15	14	15
IT expenses	666	823	138	172	168	188	188	202
Other expenses	2,229	2,215	555	583	547	544	511	575
Total expenses	**2,944**	**3,097**	**696**	**767**	**734**	**747**	**713**	**792**
Business volumes, SEK billion								
Mutual funds & insurance	-191	-166	-191	-187	-186	-184	-166	-155
Other investment volume	-9	-8	-9	-8	-8	-9	-8	-7
Total assets, SEK billion	-218	-133	-218	-215	-190	-176	-133	-144
Total liabilities, SEK billion	-218	-133	-218	-215	-190	-176	-133	-144

Profit and loss account, the Group [1)]

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*42,434*	*47,701*	*-11*	*9,583*	*11,406*	*-16*
Interest payable	*-26,293*	*-31,615*	*-17*	*-5,691,*	*-7,336*	*-22*
Net interest income	16,141	16,086		3,892	4,070	-4
Dividends received	88	104	-15	1	4	-75
Commissions receivable	*8,450*	*7,239*	*17*	*2,173*	*1,951*	*11*
Commissions payable	*-2,128*	*-1,820*	*17*	*-571*	*-482*	*18*
Net commission income (Note 1)	6,322	5,419	17	1,602	1,469	9
Net profit on financial operations (Note 2)	1,030	776	33	409	250	64
Other operating income	2,350	1,591	48	284	267	6
Total income	**25,931**	**23,976**	**8**	**6,188**	**6,060**	**2**
General administrative expenses						
- Staff costs	-7,632	-6,937	10	-1,735	-1,822	-5
- Other	-5,433	-5,516	-2	-1,428	-1,537	-7
Total general administrative expenses	-13,065	-12,453	5	-3,163	-3,359	-6
Depreciation and write-off of tangible fixed assets	-547	-664	-18	-123	-157	-22
Amortization of goodwill	-589	-614	-4	-127	-154	-18
Total expenses	**-14,201**	**-13,731**	**3**	**-3,413**	**-3,670**	**-7**
Profit before loan losses	**11,730**	**10,245**	**14**	**2,775**	**2,390**	**16**
Loan losses (Note 3)	-495	-987	-50	-99	-155	-36
Reversal of write-off of financial fixed assets		55			32	
Share of profit/loss of associated companies	301	-116		20	75	-73
Operating profit in banking operations	**11,536**	**9,197**	**25**	**2,696**	**2,342**	**15**
Operating profit in insurance operations	376	367	2	63	125	-50
Profit before appropriations and tax	**11,912**	**9,564**	**25**	**2,759**	**2,467**	**12**
Appropriations		-19		0	28	
Tax	-2,564	-2,567		-693	-712	-3
Minority interest	-756	-635	19	-182	-159	14
Profit for the period	**8,592**	**6,343**	**35**	**1,884**	**1,624**	**16**
Earnings per share, SEK [2)]	16.42	12.02	37	3.68	3.08	19
Earnings per share after dilution, SEK [2)]	16.42	12.01	37	3.68	3.07	20

[1)] Prepared according to the instructions of the Financial Supervisory Authority
[2)] See key ratios on page 12 for number of shares

Profit and loss account, the Bank

SEK M	Jan-Dec 2004	Jan-Dec 2003	%	Q4 2004	Q4 2003	%
Interest receivable	*16,741*	*18,316*	*-9*	*4,220*	*4,218*	*0*
Interest payable	*-9,606*	*-11,216*	*-14*	*-2,429*	*-2,480*	*-2*
Net interest income	7,135	7,100		1,791	1,738	3
Dividends received	7,896	5,515	43	5,357	5,194	3
Commissions receivable	*5,402*	*4,764*	*13*	*1,377*	*1,279*	*8*
Commissions payable	*-1,153*	*-1,008*	*14*	*-306*	*-262*	*17*
Net commission income (Note 1)	4,249	3,756	13	1,071	1,017	5
Net profit on financial operations (Note 2)	1,011	506		418	207	
Other operating income	1,901	1,528	24	324	276	17
Total income	**22,192**	**18,405**	**21**	**8,961**	**8,432**	**6**
General administrative expenses						
- Staff costs	-6,154	-5,466	13	-1,415	-1,410	0
- Other	-4,356	-4,324	1	-1,198	-1,172	2
Total general administrative expenses	-10,510	-9,790	7	-2,613	-2,582	1
Depreciation and write-off of tangible fixed assets	-339	-409	-17	-78	-97	-20
Amortization of goodwill	-119	-101	18	-43	-25	72
Total expenses	**-10,968**	**-10,300**	**6**	**-2,734**	**-2,704**	**1**
Profit before loan losses	**11,224**	**8,105**	**38**	**6,227**	**5,728**	**9**
Loan losses (Note 3)	-504	-820	-39	-129	-220	-41
Write-off of financial fixed assets	-21	-447	-95		-136	
Reversal of write-off of financial fixed assets	7	55			32	
Profit before appropriations and tax	**10,706**	**6,893**	**55**	**6,098**	**5,404**	**13**
Appropriations	4,857	-568		4,851	-521	
Tax	-3,322	-1,728		-3,040	-1,417	
Profit for the period	**12,241**	**4,597**		**7,909**	**3,466**	

Balance sheet

SEK M	Group Dec 31 2004	Group Dec 31 2003	Bank Dec 31 2004	Bank Dec 31 2003
Loans to credit institutions (Note 4)	108,039	76,643	181,622	124,423
Loans to the public (Note 4)	726,701	749,752	221,069	212,055
Interest-bearing securities	79,007	77,174	92,462	81,908
- Financial fixed assets	*904*	*1,233*	*944*	*802*
- Financial current assets	*78,103*	*75,941*	*91,518*	*81,106*
Assets in insurance operations	43,366	38,199		
Other assets	63,346	60,566	78,819	77,983
Total assets	**1,020,459**	**1,002,334**	**573,972**	**496,369**
Amounts owed to credit institutions	101,924	95,441	137,125	115,756
Deposits and borrowings from the public	285,540	283,616	240,471	235,498
Debt securities in issue	433,830	442,103	71,507	42,471
Liabilities in the insurance operations	43,280	38,082		
Other liabilities	82,686	69,149	67,122	48,708
Subordinated liabilities	26,430	26,826	21,792	20,180
Minority interests	3,145	5,198		
Untaxed reserves			3,122	7,940
Shareholders' equity	43,624	41,919	32,833	25,816
Total liabilities, provisions and shareholders' equity	**1,020,459**	**1,002,334**	**573,972**	**496,369**
Assets pledged for own liabilities	100,921	97,730	59,076	60,290
Other assets pledged	17,583	11,988	17,529	11,984
Contingent liabilities	23,077	22,188	27,027	25,017
Commitments	4,083,592	3,283,527	3,857,216	2,973,326

Change in shareholders' equity

SEK M	Group			Bank		
	Restricted equity	Non-restricted equity	Total sharehold-ers' equity	Restricted equity	Non-restricted equity	Total sharehold-ers' equity
Opening balance Jan. 1, 2003	29,234	9,368	38,602	18,484	5,704	24,188
Transfers between restricted and non-restricted equity	903	-903		643	-643	
Dividend		-2,903	-2,903		-2,903	-2,903
Group contributions					-92	-92
Tax reduction due to Group contributions paid					26	26
Translation difference		-183	-183			
Exchange rate difference subsidiary and associated company financing		60	60			
Profit for the year		6,343	6,343		4,597	4,597
Closing balance December 31, 2003	**30,137**	**11,782**	**41,919**	**19,127**	**6,689**	**25,816**
Change of accounting principle according to RR 29, Employee benefits	-24	-1,539	-1,563			
Adjusted opening balance Jan. 1, 2004	**30,113**	**10,243**	**40,356**	**19,127**	**6,689**	**25,816**
Transfers between restricted and non-restricted equity	-3,440	3,440		-193	193	
Share repurchase		-2,218	-2,218		-2,218	-2,218
Dividend		-3,035	-3,035		-3,035	-3,035
Group contribution					-58	-58
Tax reduction due to Group contribution paid					16	16
Merger result, FSB Bolåndirekt Bank					71	71
Translation difference		-273	-273			
Exchange rate difference subsidiary and associated company financing		202	202			
Profit for the period		8,592	8,592		12,241	12,241
Closing balance Dec. 31, 2004	**26,673**	**16,951**	**43,624**	**18,934**	**13,899**	**32,833**

Statement of cash flows

SEK M	Group		Bank	
January – December	**2004**	**2003**	**2004**	**2003**
Liquid assets at beginning of year *	**66,241**	**58,569**	**52,240**	**47,087**
Operating activities				
Operating profit	11,912	9,564	10,706	6,893
Adjustments for non-cash items	1,893	3,062	-452	706
Taxes	-1,464	-1,862	-1,239	-1,302
Change in receivables from credit institutions	-16,747	8,574	-38,846	-24,060
Change in loans to the public	-36,105	-41,824	-294	2,694
Change in holdings of securities classified as current assets	-10,971	-8,712	-15,022	-7,027
Change in deposits and borrowings from the public, including retail bonds	7,804	22,928	11,463	18,643
Change in amounts owned to credit institutions	6,549	9,166	14,810	28,862
Change in other assets and liabilities, net	2,123	-6,936	4,722	-7,022
Cash flow from operating activities	**-35,006**	**-6,040**	**-14,152**	**18,387**
Investing activities				
Purchase of fixed assets	-5,141	-1,590	-5,562	-4,195
Sale of fixed assets	11,162	2,083	11,278	1,705
Cash flow from investing activities	**6,021**	**493**	**5,716**	**-2,490**
Financing activities				
Issuance of interest-bearing securities	230,083	177,391	2,541	3,042
Redemption of interest-bearing securities	-203,884	-145,319	-342	-813
Change in other funding	28,954	-15,772	28,787	-10,070
Dividend paid	-3,035	-2,903	-3,035	-2,903
Share repurchase	-2,218		-2,218	
Cash flow from financing activities	**49,900**	**13,397**	**25,733**	**-10,744**
Cash flow for the year	**20,915**	**7,850**	**17,297**	**5,153**
Exchange rate differences in liquid assets	0	-178		
Liquid assets in divested companies	-7,124			
Liquid assets at end of period*	**80,032**	**66,241**	**69,537**	**52,240**
* of which securities pledged for OMX, etc.				
At beginning of year	3,207	4,800	3,207	4,800
At year-end	2,296	3,207	2,296	3,207

Note 1. Specification of net commission income

SEK M	Group		Group	
	Jan – Dec 2004	**Jan – Dec 2003**	**Q4 2004**	**Q4 2003**
Payment processing commissions	3,366	2,930	880	761
Brokerage	407	303	108	94
Asset management	2,327	1,943	605	539
Other securities commissions	169	133	44	10
Other commissions receivable	2,181	1,930	536	547
Total commissions receivable	**8,450**	**7,239**	**2,173**	**1,951**
Payment processing commissions	-1,068	-993	-265	-262
Securities commissions	-208	-146	-69	-46
Other commissions payable	-852	-681	-237	-174
Total commissions payable	**-2,128**	**-1,820**	**-571**	**-482**
Total commissions, net	**6,322**	**5,419**	**1,602**	**1,469**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Payment processing commissions	2,489	2,264	645	579
Brokerage	334	249	86	81
Asset management	1,256	1,065	324	303
Other securities commissions	168	125	44	10
Other commissions receivable	1,155	1,061	278	306
Total commissions receivable	**5,402**	**4,764**	**1,377**	**1,279**
Payment processing commissions	-884	-841	-219	-217
Securities commissions	-150	-103	-48	-34
Other commissions payable	-119	-64	-39	-11
Total commissions payable	**-1,153**	**-1,008**	**-306**	**-262**
Total commissions, net	**4,249**	**3,756**	**1,071**	**1,017**

Note 2. Specification of net profit on financial operations

SEK M	Group		Group	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Capital gains/losses				
Shares and participating interests	286	123	185	69
Interest-bearing securities	3	401	20	-42
Other financial instruments	16	43	1	10
Total	**305**	**567**	**206**	**37**
Unrealized changes in value				
Shares and participating interests	-12	-69	-6	-60
Interest-bearing securities	303	-154	127	148
Other financial instruments	6	-55	-5	0
Total	**297**	**-278**	**116**	**88**
Change in exchange rates	428	487	87	125
Total	**1,030**	**776**	**409**	**250**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Capital gains/losses				
Shares and participating interests	284	100	161	62
Interest-bearing securities	9	408	14	-43
Other financial instruments		1		0
Total	**293**	**509**	**175**	**19**
Unrealized changes in value				
Shares and participating interests	-15	-28	8	-31
Interest-bearing securities	282	-165	116	178
Other financial instruments		0		0
Total	**267**	**-193**	**124**	**147**
Change in exchange rates	451	190	119	41
Total	**1,011**	**506**	**418**	**207**

Note 3. Specification of loan losses, net, and change in the value of property taken over

SEK M	Group		Group	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-988	-1,151	-229	-323
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	519	516	42	85
The period's provisions for anticipated loan losses	-554	-837	-52	-233
Recoveries from previous periods' established loan losses	448	471	105	128
Reversal of provisions for anticipated loan losses	280	270	34	51
The period's net expense	**-295**	**-731**	**-100**	**-292**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-91**	**-144**	**23**	**152**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-118	-115	-33	-35
Recoveries from previous years' established loan losses	13	10	6	3
Allocations/withdrawals from loan loss reserve	21	-7	-1	3
The period's net expense for collectively assessed homogeneous claims	**-84**	**-112**	**-28**	**-29**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-25**	**8**	**6**	**16**
The period's net loan loss expense	**-495**	**-979**	**-99**	**-153**
Change in the value of property taken over	0	-8	0	-2
Total loan losses, net, and change in value of property taken over	**-495**	**- 987**	**-99**	**-155**

SEK M	Bank		Bank	
	Jan – Dec 2004	Jan – Dec 2003	Q4 2004	Q4 2003
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	-608	-594	-143	-156
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	325	248	31	21
The period's provisions for anticipated loan losses	-250	-414	-64	-192
Recoveries from previous periods' established loan losses	103	124	18	33
Reversal of provisions for anticipated loan losses	92	61	12	11
The period's net expense	**-338**	**-575**	**-146**	**-283**
Collective provisions for individually assessed claims				
Allocations to collective provisions	**-63**	**-150**	**60**	**83**
Collectively valued homogeneous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	-76	-80	-26	-23
Recoveries from previous years' established loan losses	1	2	0	0
Allocations/withdrawals from loan loss reserve	3	-6	6	7
The period's net expense for collectively assessed homogeneous claims	**-72**	**-84**	**-20**	**-16**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-31**	**-3**	**-23**	**-2**
The period's net loan loss expense	**-504**	**-812**	**-129**	**-218**
Change in the value of property taken over	0	-8	0	-2
Total loan losses, net, and change in value of property taken over	**-504**	**-820**	**-129**	**-220**

Note 4. Claims

(Loans to credit institutions and loans to the public)

SEK M	Group		Bank	
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
Accrued acquisition value (before accounting for provisions)	838,602	831,448	405,533	339,423
Specific provisions for individually assessed claims	-858	-1,341	-624	-787
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-184	-211	-105	-108
Collective provisions for individually assessed claims	-2,820	-3,501	-2,113	-2,050
Total provisions	**-3,862**	**-5,053**	**-2,842**	**-2,945**
Book value	**834,740**	**826,395**	**402,691**	**336,478**
Book value of doubtful claims	1,537	2,304	743	1,015
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	271	396	77	124
Property taken over to protect claims:				
- Buildings and land	1	11	0	0
- Shares and participating interests	12	12	7	7
- Other	2	2	0	0
Total	**15**	**25**	**7**	**7**
Doubtful claims as % of total lending	0.18	0.28	0.18	0.30
Excl. FI-Holding		0.27		
Total provision ratio for doubtful claims, % *	150	131	193	154
Excl. FI-Holding		117		
Provision ratio for individually identified doubtful claims, %	40	40	50	47
Excl. FI-Holding		39		

* Total provision, i.e. all provisions for claims in relation to doubtful claims, gross.

Specification of claims

Sector/Industry SEK M December 31, 2004	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogeneous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which interest is entered as income
Private individuals	368,109	41	203	184	367,681	340	181
Real estate management	142,397	104	221		142,072	198	37
Retail, hotels, restaurants	24,681	98	377		24,206	254	5
Construction	9,395	40	74		9,281	56	0
Manufacturing	21,645	183	541		20,921	224	4
Transportation	11,178	21	86		11,071	52	1
Forestry and agriculture	37,299	27	73		37,199	66	5
Other service businesses	17,095	26	428		16,641	188	36
Other business lending	52,541	287	817		51,437	159	2
Municipalities	13,797				13,797		
Lending	**698,137**	**827**	**2,820**	**184**	**694,306**	**1,537**	**271**
Credit institutions incl. Nat'l Debt Office	59,874	31			59,843	0	
Repurchase agreements - credit institutions incl. Nat'l Debt Office	48,773				48,773		
Repurchase agreements - public	31,818				31,818		
Total lending to credit institutions and the public	**838,602**	**858**	**2,820**	**184**	**834,740**	**1,537**	**271**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On December 31, 2004 the price of the FöreningsSparbanken share was SEK 165.50 and the warrant SEK 2.10.

Derivatives in the Group on December 31, 2004

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	23,559	21,488	11,358	10,560	1,542	1,542	12	11
Derivatives not reported on the balance sheet	44		17					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	27,184	23,164	17,930	13,342	1,569	1,569	10	10
Derivatives not reported on the balance sheet			914					

Ratings, December 31, 2004

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
The Bank	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F1	A	-

* Bank Financial Strength Rating

Financial information

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's website at http://www.fsb.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:
- Interim report January–March 2005 on April 28, 2005
- Interim report January–June 2005 on August 18, 2005
- Interim report January–September 2005 on October 27, 2005

The annual report for 2004 is scheduled to be published around March 23, 2005. It will be made available to the public at FöreningsSparbanken's headquarters at Brunkebergstorg 8 in Stockholm and online at http://www. fsb.se/ir. The annual report will be sent to shareholders upon request.

The Annual General Meeting will be held in Stockholm on April 21, 2005.

Audit report

This year-end report has not been reviewed by the bank's auditors.

Stockholm, February 11, 2005

Jan Lidén
President and Chief Executive Officer

FöreningsSparbanken AB (publ)
Organization no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 5859 0000
www.fsb.se
info@fsb.se

For further information, please contact:
Jan Lidén, President and CEO
Phone + 46 8 585 922 27

Henrik Kolga, Head of Communications
Phone + 46 8 585 927 79, + 46 708 11 13 15

Jonas Blomberg, Head of Investor Relations
Phone + 46 8 585 933 22, + 46 702 650 133

Advisors to FöreningsSparbanken

Financial advisors:

Morgan Stanley
25 Cabot Square
Canary Wharf
London E14 4QA
Great Britain
Telephone: +44 20 7425 5000
Fax: +44 20 7425 5300

Swedbank Markets
105 34 Stockholm
Sweden
Telephone: +46 8 5859 1800
Fax: +46 8 5859 2997

International legal advisor:

Mannheimer Swartling Advokatbyrå
Box 1711
111 87 Stockholm
Sweden
Telephone: +46 8 5057 6500
Fax: +46 8 5057 6501

Estonian legal advisor:

Tark & Co
2 Roosikrantsi St.
Tallinn 10119
Estonia
Telephone: +372 611 0900
Fax: +372 611 0911

Estonian execution agent:

AS Hansapank
Liivalaia 8
Tallinn 15040
Estonia
Telephone: +372 631 0310
Fax: +372 631 0410

STATEMENT FROM FÖRENINGSSPARBANKEN AB

To the best of our knowledge all information provided in the Prospectus is correct and accurate and nothing of material importance has been omitted from the Prospectus that would affect the content or meaning of the information provided.

FöreningsSparbanken AB (publ)

Carl Eric Stålberg | Jan Lidén

Aktieägare 31 december 2004	Aktieinnehav	% av röster och kapital
Sparbanksstiftelser	106 944 351	20.9%
Fristående sparbanker	41 955 092	8.2%
Alecta	24 082 786	4.7%
Robur Fonder	17 901 452	3.5%
AMF Pension	15 688 700	3.1%
AFA Försäkring	12 352 726	2.4%
SHB/SPP Fonder	12 228 711	2.4%
FSB resultatandelsstiftelser	9 623 035	1.9%
4 AP-Fonden	8 587 500	1.7%
Lantbrukskooperationen	8 252 568	1.6%
Utländska ägare	86 455 665	16.9%
Övriga svenska institutioner		21.5%
Allmänheten		11.4%

	527 808 843
	14 937 531
	512 871 312
	100.0%

Ägarstruktur	
Antal aktieägare:	385282
Antal aktier:	527 808 843
Antal utestående aktier:	527 808 843
Återköp FSB	14 937 531
Källa: DN Ägarservice och FöreningsSparbanken	

Ägarkategorier	
Sparbanksstiftelser	20.9%
Fristående sparbanker	8.2%
Utländska ägare	16.9%
Allmänheten	11.4%
Svenska institutioner	42.7%
	[illegible]

Storleksklasser	Antal ägare
1 - 100	241 751
101 – 500	120 795
501- 1 000	15 566

1 001 - 2 000	4 277
2 001- 5 000	1 581
5 001-10 000	437
10 001-100 000	544
100 001-500 000	183
500 001-	148
Totalt	385 282
Varav förvaltarregistrerade	*22 427*



Swedbank

Press Release

from FöreningsSparbanken

April 6, 2005

FöreningsSparbanken over 98 per cent in Hansabank

FöreningsSparbanken now holds more than 98 per cent of the shares in Hansabank. This can be concluded after the offer period, which ended on Monday. Remaining shares will be bought over the market or squeezed out in accordance with Estonian law.

"It is very satisfying that we have reached our goal to acquire Hansabank, which constitutes an important cornerstone in our international strategy", says Carl Eric Stålberg, Executive Chairman of FöreningsSparbanken.

For further information:
Carl Eric Stålberg, Executive Chairman, FöreningsSparbanken,phone +46 8 585 912 96
Jan Lidén, President and CEO, FöreningsSparbanken, phone +46 8 585 922 27
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken,
phone +46 708 11 13 15


FÖRENINGSSPARBANKEN

Swedbank

Press Release
from FöreningsSparbanken

March 31, 2005

FöreningsSparbanken's (Swedbank) annual report 2004

FöreningsSparbanken's annual report for 2004 will be available online on http://www.swedbank.com/ir as from 16:00 CET on Thursday 31st of March.

The distribution of the printed English version of the annual report will start on April 8.

For further information, please contact
Henrik Kolga, Head of Communications, FöreningsSparbanken,
phone: +46 708 11 13 15, henrik.kolga@fsb.se

FöreningsSparbanken

Press Release March 30, 2005

FöreningsSparbanken has reached over 90 per cent in Hansabank

FöreningsSparbanken AB has purchased additional shares in AS Hansapank over the market, received acceptances to the takeover offer by shareholders as well as written assurances and stated intentions about accepting the takeover offer. Together with FöreningsSparbanken's initial holding in Hansabank, these represent over 90 per cent of the total number of shares.

The offer period ends on 4 April 2005.

For further information, please contact:
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken, phone +46 708 11 13 15

The following files are available for download:


Press Release

FöreningsSparbanken

Press Release March 23, 2005

FöreningsSparbanken purchases 5.1 per cent of the shares in Hansabank

FöreningsSparbanken AB ("FöreningsSparbanken") has purchased an additional 16,208,649 shares in AS Hansapank ("Hansabank"), corresponding to 5.1 per cent of the total number of shares. This means that FöreningsSparbanken has increased the number of shares it owns from 227,085,969 shares to 243,294,618 shares in Hansabank, corresponding to an increase from 71.6 per cent to 76.7 per cent of the total number of shares.

For further information, please contact:
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken, phone +46 708 11 13 15

The following files are available for download:


Press Release

FöreningsSparbanken

Press Release March 22, 2005

FöreningsSparbanken reaches 84.3 per cent in Hansabank after purchasing shares and receiving support from major shareholders

FöreningsSparbanken AB ("FöreningsSparbanken") has today purchased 37,581,257 shares in AS Hansapank ("Hansabank"), corresponding to 11.8 per cent of the total number of shares. This means that FöreningsSparbanken owns a total of 227,085,969 shares in Hansabank, corresponding to 71.6 per cent of the total number of shares.

In addition, FöreningsSparbanken has received written assurances from a number of Estonian investors, being represented by Rain Lõhmus, with regard to FöreningsSparbanken's offer to the shareholders in Hansabank (the "Offer). These investors undertake to accept the Offer with respect to the shares they control. Such investors represent 3.6 per cent of the total number of shares in Hansabank.

Also, Fidelity Investment Services Limited and its subsidiaries and certain affiliates, together holding shares representing 4.3 per cent of the total number of shares in Hansabank, have today expressed to FöreningsSparbanken that they intend to accept the Offer at the increased Offer price.

As has been previously announced in a press release published by the European Bank for Reconstruction and Development on 11 February 2005, the European Bank for Reconstruction and Development, representing 4.8 per cent of the total number of shares in Hansabank, has expressed its intention to accept the Offer.

This means that shareholders representing 12.7 per cent of the total number of shares in Hansabank have either undertaken to accept the Offer or have expressed that they intend to accept the Offer at the increased Offer price. Together with the shares already owned by FöreningsSparbanken following today's purchase, this represents 84.3 per cent of the total number of shares in Hansabank.

For further information, please contact:
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken, phone +46 708 11 13 15

The following files are available for download:


Press Release

FöreningsSparbanken

FöreningsSparbanken increases the offer to the shareholders of Hansabank to EUR 13.50 per share

Not for release in or into the United States of America, Australia, Japan or Canada. The Offer is not directed towards any person whose participation requires additional prospectus, registration or other measures than those required by Estonian or Swedish law. Specifically, the Offer is not being made directly or indirectly in or into the United States of America, Australia, Japan or Canada. Documents related to the Offer must not be mailed or otherwise distributed or sent in or into or from the United States of America, Australia, Japan or Canada, and persons receiving any documents related to the Offer (including, without limitation, custodians, nominees and trustees) must not distribute or send them in, into or from the United States of America, Australia, Japan or Canada. Any documents related to the Offer may not be distributed to or in any other country where such distribution (i) requires additional registration or other measures than those prescribed by Estonian and Swedish law or (ii) conflicts with prevailing legislation or regulations in such country.

On 1 March 2005 FöreningsSparbanken AB ("FöreningsSparbanken") made a cash offer to the shareholders of AS Hansapank ("Hansabank") for acquiring all shares of Hansabank not already owned by FöreningsSparbanken (the "Offer").
FöreningsSparbanken hereby announces that it increases the price of the Offer from EEK 172.11 (EUR 11.00) to EEK 211.23 (EUR 13.50) per share and waives the condition that shareholders should give acceptances to the Offer to such an extent that FöreningsSparbanken will hold at least ninety five per cent (95%) of all shares in Hansabank. The increased price of the Offer represents a premium of 28 per cent compared to the closing price on 10 February 2005, the day before FöreningsSparbanken's announcement of its intention to make the Offer.
"The acquisition of the outstanding shares of Hansabank is an important step in our strategy in building a leading Nordic-Baltic bank. The decision of the board of FöreningsSparbanken to increase the price of the offer is based on the belief that the certainty and clarity of our strategy regarding Hansabank outweighs the disadvantage of paying the higher price", says Carl Eric Stålberg, Executive Chairman of FöreningsSparbanken.
The described increase of the price of the Offer shall apply retroactively also to those Hansabank shareholders who have already given their acceptance to the Offer.
FöreningsSparbanken intends to buy shares in Hansabank also over the market. The price paid per share in such transactions will not exceed the increased price of the Offer.
For detailed terms and conditions of the Offer, please see the prospectus regarding the Offer, which is made available on the website of the Tallinn Stock Exchange (www.ee.omxgroup.com) and at Hansabank, which is the local execution agent for the Offer, address Liivalaia 8, Tallinn 15040, Estonia.

For further information, please contact:
Carl Eric Stålberg, Executive Chairman, FöreningsSparbanken, phone +46 8 58 59 12 96
Jan Lidén, President and CEO, FöreningsSparbanken, phone +46 8 58 59 22 27
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken, phone +46 708 11 13 15

1. The price as stated in EUR has been converted from EEK using the fixed exchange rate EEK 15.6466 for 1 EUR.

The following files are available for download:


Press Release

FöreningsSparbanken

FöreningsSparbanken in discussions regarding the offer to the shareholders of Hansabank

Not for release in or into the United States of America, Australia, Japan or Canada. The Offer is not directed towards any person whose participation requires additional prospectus, registration or other measures than those required by Estonian or Swedish law. Specifically, the Offer is not being made directly or indirectly in or into the United States of America, Australia, Japan or Canada. Documents related to the Offer must not be mailed or otherwise distributed or sent in or into or from the United States of America, Australia, Japan or Canada, and persons receiving any documents related to the Offer (including, without limitation, custodians, nominees and trustees) must not distribute or send them in, into or from the United States of America, Australia, Japan or Canada. Any documents related to the Offer may not be distributed to or in any other country where such distribution (i) requires additional registration or other measures than those prescribed by Estonian and Swedish law or (ii) conflicts with prevailing legislation or regulations in such country.

FöreningsSparbanken AB hereby informs that it is in discussions with certain minority shareholders of AS Hansabank in relation with the Offer, and has asked the Tallinn Stock Exchange to suspend trading in the shares of Hansabank. The minority shareholders concerned of the negotiations, includes both Estonian and international shareholders, and represent more than 20 per cent of all shares in Hansabank. FöreningsSparbanken is presently unable to predict the outcome of such negotiations, but expects to be able to publish the result of such discussions during the day.

For further information, please contact:
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken,
phone: +46 708 11 13 15.

The following files are available for download:


Press Release

Press Release March 15, 2005

Swedbank's comments on the opinion of AS Hansabank's council regarding the cash offer to the shareholders of AS Hansabank

Not for release in or into the United States of America, Australia, Japan or Canada. The Offer is not directed towards any person whose participation requires additional prospectus, registration or other measures than those required by Estonian or Swedish law. Specifically, the Offer is not being made directly or indirectly in or into the United States of America, Australia, Japan or Canada. Documents related to the Offer must not be mailed or otherwise distributed or sent in or into or from the United States of America, Australia, Japan or Canada, and persons receiving any documents related to the Offer (including, without limitation, custodians, nominees and trustees) must not distribute or send them in, into or from the United States of America, Australia, Japan or Canada. Any documents related to the Offer may not be distributed to or in any other country where such distribution (i) requires additional registration or other measures than those prescribed by Estonian and Swedish law or (ii) conflicts with prevailing legislation or regulations in such country.

On 15 March, the Council of AS Hansabank issued its opinion on the cash offer by Swedbank on 1 March to all shareholders of AS Hansabank for acquiring all shares of AS Hansabank not already owned by Swedbank. We notice the expressed opinions which confirm the integrity of the Council and its individual members.

The comment from certain members of the council on the business logics does not correspond with Swedbank's own view. In our opinion, Hansabank will become an even stronger organization with greater resources for expansion both in Hansabanks markets and in neighbouring countries. Combined with Swedbank's policy that banking is local, including business and credit decisions, we are convinced that this will benefit both Hansabank's customers and its employees.

The statements in the Council's opinion by those individual Council members and members of the Management Board that own shares in Hansabank that they will not accept the offer at this price level reflect their personal financial interests. Swedbank regards the price offered as fair but respects that not everybody shares this view.

For detailed terms and conditions of the offer, please see the prospectus of the offer, which is made available on the website of the Tallinn Stock Exchange (www.ee.omxgroup.com) and at Hansabank, which the local execution agent for the offer, address Liivalaia 8, Tallinn 15040, Estonia.

For further information, please contact:
Henrik Kolga, Head of Corporate Communications, Swedbank, phone: +46 70 811 13 15

The following files are available for download:


PDF

FöreningsSparbanken

Press Release February 11, 2005

FöreningsSparbanken AB intends to make a cash offer of EUR 11.00 per share in AS Hansapank (the "Offer")

□ FöreningsSparbanken AB ("FöreningsSparbanken") offers EUR 11.00 in cash for each share in AS Hansapank ("Hansabank"), not already owned by FöreningsSparbanken.

□ The Offer represents a premium of 16.0 per cent compared to the three months average closing price for the Hansabank share and a premium of 4.7 per cent compared to the closing price on 10 February 2005.

□ FöreningsSparbanken currently owns 59.71 per cent of the total number of shares of Hansabank.

□ The Offer contains a condition of an acceptance level of the Offer amounting to at least ninety five per cent (95%) of the total number of shares in Hansabank and certain other customary conditions.

"The acquisition of the remaining Hansabank shares is the natural step in our journey to become the leading bank in the Nordic-Baltic region. Hansabank has a unique position, with strong market shares, and will make an excellent platform for FöreningsSparbanken's further growth in the Baltic countries and beyond", says Carl Eric Stålberg, Executive Chairman of FöreningsSparbanken.

The total value of the Offer amounts to approximately EUR 1,407 million.

Hansabank is listed on the Tallinn Stock Exchange.

The formal Offer will be made public through a notice and prospectus, which are subject to approval by the Estonian Financial Supervision Authority (FSA). Such approval is expected to be obtained on or about 25 February 2005.

For further information, please contact:
Carl Eric Stålberg, Executive Chairman, FöreningsSparbanken,
phone +46 8 58 59 12 96
Jan Lidén, President and CEO, FöreningsSparbanken,
phone +46 8 58 59 22 27
Henrik Kolga, Head of Corporate Communications, FöreningsSparbanken
phone +46 708 11 13 15
Jonas Blomberg, Head of Investor Relation, FöreningsSparbanken,
Phone +46 702 65 01 33

The following files are available for download:


Background and reasons for the Offer

FöreningsSparbanken

Press Release February 4, 2005

FöreningsSparbanken and Barclays partner to launch Nordic credit card operation

FöreningsSparbanken has signed an agreement with Barclays to establish a joint venture to sell and distribute credit cards in the Nordic market. The objective is to become market leader by offering competitive cards and card-based consumer credits.

The credit card market in Sweden and Norway is currently estimated at 2-3 million units, but the Nordic market potential is believed to be upwards of 10 million cards. The market for consumer credits exceeds SEK 40 billion.

"With access to Barclays' skills and extensive international experience in credit cards and consumer credits, we will be able to serve the customers with competitive new card products. The JV will substantially strengthen FöreningsSparbanken's market position in credit cards and have a strong position in the Nordic market", says Jan Lidén, President and CEO of FöreningsSparbanken.

"This is a powerful partnership which combines FöreningsSparbanken's customer and distribution strengths in Scandinavia with Barclaycard's cutting-edge risk management and customer acquisition skills", comments Barclaycard's CEO Gary Hoffman.

The JV will consist of FöreningsSparbanken's Swedish credit cards operations and its subsidiary EnterCard AS in Norway. It will be jointly owned by FöreningsSparbanken and Barclays, with FöreningsSparbanken retaining a 60 percent share of the votes and Barclays 40 percent. There will, however, be joint decision making in all key areas. The JV will be headquartered in Stockholm, Sweden.

Sales will be handled by FöreningsSparbanken's extensive distribution network in Sweden while EnterCard AS will serve Norwegian customers, among them many savings bank customers. These channels will be complemented by existing and future partnerships as well as direct marketing to consumers.

The sale of FöreningsSparbanken credit card operation to the new JV for an approximate amount of SEK 1.0 billion will result in an estimated capital gain of
SEK 800 million for the Group. The gain is expected to affect the third quarter results of 2005. The agreement requires regulatory approval.

Conference call
FöreningsSparbanken will host a conference call later today in order for analysts, investors, journalists and others to ask additional questions regarding the agreement in question:

Time: Friday, February 4th, at 10.00 AM, CET.
Call number: +44 (0) 20 8240 8249

To attend the presentation by telephone, call ten minutes prior to the start of the conference. An audio recording will be available for three days following the event. For access to this, dial +46 8 5052 0333 and enter access code # 645195.

For further information, please contact:
Jan Lidén, President and CEO, FöreningsSparbanken, phone: +46 8 585 922 27.
Kjell Hedman, Head of Customer Offerings and Products, FöreningsSparbanken,
phone +46 8 708 538 188.
Henrik Kolga, Head of Communications, FöreningsSparbanken, phone: +46 708 111 315.
Jonas Blomberg, Head of Investor Relations, FöreningsSparbanken, phone: +46 702 650 133.

FöreningsSparbanken is one of the leading banking groups in the Nordic countries with total assets of SEK 1,004 billion, 4.2 million household customers and 225,000 corporate customers in its home market. Its own 496 branches and the 289 belonging to the independent and partly owned savings banks together constitute

Swedens largest distribution network for financial products and services. The Group also holds a market-leading position in the Baltic countries of Estonia, Latvia and Lithuania through its Hansabank subsidiary. FöreningsSparbanken is the dominant issuer and acquirer of debit cards in Sweden, with market shares exceeding 50 percent. FöreningsSparbanken's customers are primarily households, SMEs, municipalities, county councils and a number of large corporations. The Group's services are focussed on savings and asset management, residential mortgages and financing, payments and transfer services. For more information about FöreningsSparbanken AB, please visit www.fsb.se.

Barclays Bank PLC is an international financial services group engaged primarily in banking, investment banking and investment management. Barclays has been involved in banking for over 300 years and operates in over 60 countries, with 76,200 employees and over 2,900 branches worldwide.
UK Banking is its core retail and business banking franchise in the UK. Barclays has around 14 million UK personal customers and 740,000 business customers. Barclaycard is the largest credit card brand in Europe and operates in Germany, France, Italy, Greece, Spain, Portugal, Republic of Ireland and across Africa. For more information about Barclays, please visit www.barclays.com.

The following files are available for download:


PDF

FöreningsSparbanken

Press Release
January 27, 2005

FöreningsSparbanken to open Helsinki affiliate

FöreningsSparbanken has decided to open an affiliate in Helsinki, Finland. The office, set to open for business in the second half of 2005, will primarily offer qualified financial services to Swedish corporate clients with operations in Finland, as well as Finnish corporations with ties to the Swedish market.

- Corporate clients' need for a qualified and active banking partner outside their home market is increasing rapidly. Establishing ourselves in the dynamic Helsinki region, a hub for Swedish-Finnish business, is therefore a logical step in our efforts to enhance our services to corporations in both countries, comments Jan Lidén, CEO and President of FöreningsSparbanken.

For further information, please contact:
Jan Lidén, CEO and President, FöreningsSparbanken, phone: +46-8-585 922 27
Henrik Kolga, Head of Communications, FöreningsSparbanken, phone: +46-708-11 13 15

The following files are available for download:


PDF

FöreningsSparbanken

FöreningsSparbanken reduces its ownership in Aktia Sparbank

FöreningsSparbanken (Swedbank) has signed an agreement with Livränteanstalten Hereditas to sell 1.6 million shares in Aktia Sparbank. The total sales price is approximately SEK 100 M.

As a result, FöreningsSparbanken's ownership in Aktia Sparbank will be reduced from 24.4 % to 19.85 %. FöreningsSparbanken will therefore cease to report its holding in Aktia Sparbank according to the equity accounting method.

The transaction has a limited financial effect for FöreningsSparbanken. Aside from a capital gain of approximately SEK 15 M, the Group's primary capital ratio will increase by approximately 0.02 percentage points and its capital adequacy will decrease by approximately 0.07 percentage points.

The cooperation agreement with Aktia Sparbank is not affected by the sale.

For further information, please contact:
Anders Ek, Head of International Banking, phone: +46 8-585 926 66
Henrik Kolga, Head of Group Communications, phone +46 708-11 13 15


PDF

FöreningsSparbanken

FöreningsSparbanken extends period for share repurchase

FöreningsSparbanken's board of directors today has decided to extend the period for the repurchase of the bank's shares until the 2005 annual general meeting.

Within the framework of the authorization received from the annual general meeting, the board decided on May 3 to repurchase a maximum of 26 million shares, corresponding to approximately 5 percent of all shares in the bank, during the period through year-end 2004.

As previously, repurchases will take into consideration the bank's capital situation, current regulations and market conditions. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

In addition to shares held to facilitate securities operations, FöreningsSparbanken currently owns approximately 14.7 million of its own shares.

Updated information on the repurchase is available at www.foreningssparbanken.se/ir.

For further information, please contact:
Carl Eric Stålberg, Chairman, phone +46 8 585 912 96
Jonas Blomberg, Head of Investor Relations, phone +46 8 585 933 22

The following files are available for download:


PDF

FöreningsSparbanken

Pressrelease

FöreningsSparbanken opens branch in Copenhagen

FöreningsSparbanken is establishing banking operations in Denmark, starting in Copenhagen.

Operations are slated to begin in the spring of 2005 with one branch centrally located in Copenhagen. Negotiations with the property owner are expected to be finalized shortly.

"This expansion is a natural element in the bank's development in the Öresund region, where a growing number of our customers, both private and business, are doing business in or with Denmark," says Lennart Haglund, Vice President of FöreningsSparbanken and Head of the Southern Region.

The Copenhagen branch will be part of the bank's Southern Region, which will change its name to the Öresund Region.

"The first branch will begin with 10-12 employees, and our aim is to build operations in Denmark from there. There is a great demand from our customers and we anticipate that in the next two years we will open another branch in Copenhagen and one in Helsingör," adds Lennart Haglund.

The Danish operations will offer service to all FöreningsSparbanken customers in Sweden who need a business partner on site.

Branch operations will be organized in similar fashion as in Sweden. Financial advisors for individuals and businesses will be available. A local board of directors will be appointed.
The local bank president in Copenhagen will be Peter Nordblad.

For further information, please contact:
Lennart Haglund, Vice President and Head of the Öresund Region,
phone +46 40 24 28 02, +46 70 557 51 29
e-mail: lennart.haglund@foreningssparbanken.se

The following files are available for download:


PDF

FöreningsSparbanken

Pressrelease

Lars Lundquist appointed new Chief Credit Officer of FöreningsSparbanken

Lars Lundquist has been appointed new Chief Credit Officer of FöreningsSparbanken. He will assume his new post on March 1, 2005 and will be an adjunct member of the Group's executive management. Mr Lundquist currently holds the position as Head of Credit and County Risks at Swedbank Markets.

Lars-Erik Kvist remains as Chief Credit officer and Head of Group Staffs and as a member of the Group's executive management until March 1, 2005.

New head of Telephone- and Internetbanks

Jan Alexandersson has been appointed new Head of FöreningsSparbanken's Telephone- and Internetbanks as of December 1, 2004. Mr Alexandersson's responsibility will also includ Bolån Direkt (mortgage lending via Internet).

Mr Alexandersson, who currently is Head of FöreningsSparbanken's Telephonebank, will als serve as an adjunct member of the Group's executive management. He succeeds Mr Göran Gunnarsson, who recently was named new chairman of Robur.

For further information please contact:

Henrik Kolga, Head of Group Communications, phone: +46-708 11 13 15
e-mail: henrik.kolga@foreningssparbanken.se

The following files are available for download:


PDF

Göran Gunnarsson named new chairman of Robur

At today's meeting of the board of directors of Robur AB, Göran Gunnarsson was named the new chairman. He succeeds Anders Sahlén, who previously announced that he was stepping down for personal reasons.

In connection with his appointment as chairman of Robur, Göran Gunnarsson is leaving the executive management of FöreningsSparbanken. He has been employed by the bank for 17 years in executive positions.

For further information, please contact:
Jan Lidén, President and CEO, phone +46 8 585 926 66
Henrik Kolga, Head of Communications, phone +46 708-11 13 15

The following files are available for download:



FöreningsSparbanken's sale of FIH completed

FöreningsSparbanken's sale of its subsidiary FI-Holding to Kaupthing Bank has been completed following regulatory approval of the transaction.

For further information, please contact:
Anders Ek, Head of International Banking, phone: +46 8-585 926 66
Henrik Kolga, Head of Communications, phone +46 708-11 13 15

The following files are available for download:



Anders Ek appointed new chairman of Hansabank

At today's board meeting in Estonian Hansabank Anders Ek was appointed new chairman of the board. Anders Ek is Executive Vice President of FöreningsSparbanken and Head of International Banking. FöreningsSparbanken holds 60 per cent of the shares in Hansabank.

For further information, please contact:
Henrik Kolga, Head of Communications, phone +46 708 11 13 15

The following files are available for download:



Anders Sahlén steps down at FöreningsSparbanken

Anders Sahlén, who in recent years has been an adviser to FöreningsSparbanken's board of directors and in that role served as chairman of Hansabank and Robur, has announced that he plans to step down for personal reasons. As a result, he is relinquishing the chairmanship of Hansabank at today's board meeting and after the summer will resign as chairman of Robur. Anders Sahlén will remain at FöreningsSparbanken's disposal until the end of the year.

"Through his exceptional efforts, Anders Sahlén has contributed greatly to giving FöreningsSparbanken, via Hansabank, a leading position in the three Baltic States," says Carl Eric Stålberg, Executive Chairman of FöreningsSparbanken. "I am sorry that he has decided to step down from his duties, but I must, of course, accept his personal reasons for doing so."

For further information, please contact:
Carl Eric Stålberg, Executive Chairman, phone +46 8 585 912 96
Henrik Kolga, Head of Communications, phone +46 708 11 13 15

The following files are available for download:



Share repurchase by FöreningsSparbanken

FöreningsSparbanken will soon begin buying back its own shares on Stockholmsbörsen. In addition to the reports issued via Stockholmsbörsen, updated information on the repurchase will be made available on FöreningsSparbanken's website, http://www.foreningssparbanken.se/ir

Background
Within the framework of the authorization received from this year's Annual General Meeting, the Board of Directors resolved on May 3 to repurchase a maximum of 26 million of the bank's shares during the period until the end of 2004, corresponding to approximately 5 percent of all shares in FöreningsSparbanken.

For further information, please contact:
Jan Lilja, Head of Group Treasury, FöreningsSparbanken, phone: +46 70 662 87 26

The following files are available for download:



FöreningsSparbanken sells FIH to Kaupthing and receives SEK 11.9 bn

Swedbank (FöreningsSparbanken) has today signed an agreement to sell its shares in FI-Holding (FIH) to Kaupthing Búnadarbanki hf.

Swedbank will receive a total of SEK 11.9 bn in cash (DKK 9.7 bn), of which SEK 9.0 bn (DKK 7.3 bn) including accrued interest from March, 31, at closing and SEK 2.9 bn (DKK 2.4 bn) being capital transferred to Swedbank from FIH prior to closing.

The transaction is estimated to result in a group capital gain of approximately SEK 1.3 bn after acquisition of outstanding minority shares and transaction costs. The gain is expected to be a part of the result for the third quarter this year. The transaction increases the Tier 1 ratio by approximately 1.2 percentage points.

"We are very satisfied with the sale of FIH to Kaupthing", says Carl Eric Stålberg, Executive Chairman of Swedbank. "The transaction is in line with Swedbank's strategy, increases the bank's focus on its core activities and gives positive financial effects. We believe that FIH, with its clear focus on Danish corporate debt financing, will continue to develop positively with its new owner, benefiting the Danish corporate market".

Swedbank has exercised its options to acquire all shares in FIH- Holding not currently owned by Swedbank (22.8 per cent) for a value of approximately SEK 2.4 bn (DKK 1.9 bn). Swedbank's total acquisition cost for 100 % of the shares in FIH-Holding will consequently be approximately SEK 8.4 bn (DKK 7.1 bn).

The transaction is expected to close during the third quarter, after Kaupthing has received required regulatory authority clearances and has affected its necessary financing.

Financial advisors to Swedbank have been Morgan Stanley, Lenner & Partners and Swedbank Markets.

For further information:

Carl Eric Stålberg, Executive Chairman, phone: +46-8 585 912 96
Jan Lidén, President and CEO, phone: +46-8 585 922 27
Henrik Kolga, Head of Communications, phone: +46-708 11 13 15

The following files are available for download:



Anders Sundström resignes from the board of FöreningsSparbanken

Anders Sundström has accepted the offer to become the new CEO of Folksam, a major Swedish insurance company. Consequently he immediately resignes from the board of FöreningsSparbanken.

Anders Sundström was elected to the board of FöreningsSparbanken by the Annual General Meeting in 2003 and was re-elected in April 2004.

Further information:
Henrik Kolga, Head of Communications, phone +46 70 811 13 15

The following files are available for download:



FöreningsSparbanken reduces its ownership interest in SpareBank 1 Gruppen

FöreningsSparbanken (Swedbank) today signed an agreement with Samarbeidende Sparebanker AS, SpareBank 1 Nord-Norge, SpareBank 1 Midt-Norge and SpareBank 1 SR-Bank to sell each of the four 21,483 shares in SpareBank 1 Gruppen AS, or a total of 85,932 shares. The total sales price is NOK 109.4 M.

As a result, FöreningsSparbanken's ownership interest in SpareBank 1 Gruppen will be reduced from 25% to 19.5%. In the second quarter of 2004 FöreningsSparbanken will therefore cease to report its holding in SpareBank 1 Gruppen according to the equity accounting method.

The transaction has a limited financial effect for FöreningsSparbanken. Aside from a capital gain of slightly over SEK 11 M, the Group's primary capital ratio will decrease by approximately 0.02 percentage points and its capital adequacy will increase by approximately 0.10 percentage points.

The cooperation agreement with SpareBank 1 is not affected by the sale of the shares. The strategic cooperation with Sparebank 1 will continue, and will further strengthen the interaction between FöreningsSparbanken's international branch in Norway, Swedbank Oslo, the wholly owned subsidiary Entercard and partly owned First Securities.

For further information, please contact:

Annika Wijkström, Executive Vice President, Head of Swedbank Markets, phone +46 8 585 913 97
Jesper Berggren, Chief Press Officer, phone +46 70 549 37 67

The following files are available for download:



Management changes announced by FöreningsSparbanken

FöreningsSparbanken is reorganizing its central management functions.

Anders Ek, who is currently President of Robur, will head international banking operations. In Sweden, there will be a number of changes in regional management positions. At the same time a new position is being established with responsibility for the central staff units for Accounting, Treasury, Controller, Risk Management, Security/Legal Affairs and Public Affairs.

FöreningsSparbanken's international commitments will take on greater emphasis after the decision by the Board of Directors to establish clearer guidelines for ownership control. The Board has set three important criteria: the focus in foreign acquisitions should be on obtaining majority ownership, commitments should be limited to full-service banks, and yield requirements should be in line with those of the bank as a whole.

"Against this background, it is important to streamline the function, so that we can devote our full energy to developing international operations and living up to the Board's new requirements," says President and CEO Jan Lidén. "Anders Ek is well suited to the role. His extensive experience in national and international financial markets and with ownership issues for major listed companies in Sweden will be of great benefit in our international banking operations."

Mats Lagerqvist, who is currently Vice President of Robur, will take over as President after Anders Ek, who will retain his position as a Director on the Board of Robur AB.

In the Swedish retail operations, which are divided into six regions, Mikael Inglander takes over after Jan Lidén in the Stockholm Region. Britt Henriksson, who is responsible for the Northern Region, succeeds Mikael Inglander as manager of the Southeastern Region. Catrin Fransson, who is currently responsible for Stockholm South, becomes head of the Northern Region. As with the other regional managers, she will be elevated to Executive Vice President and become a member of the Executive Management.

Lars-Erik Kvist, Executive Vice President and Chief Credit Officer, also assumes responsibility for the Group staff units for Accounting, Treasury, Controller, Risk Management, Security/Legal Affairs and Public Affairs. The other members of the Executive Management will retain the same responsibilities as before.

For further information, please contact:
Jan Lidén, President and CEO of FöreningsSparbanken, phone +46 8 585 922 27
Henrik Kolga, Executive Vice President and Head of Communications, phone +46 708 11 13 15

The following files are available for download:



Share repurchase by FöreningsSparbanken

The Board of Directors of FöreningsSparbanken has decided, on the basis of the authorization received from the Annual General Meeting, to repurchase a maximum of 26 million shares, which corresponds to approximately 5 percent of all shares in FöreningsSparbanken.

The shares will be repurchased on Stockholmsbörsen at a price that falls within the registered range between the highest bid price and lowest asking price on the market at the time of acquisition. Repurchases are permitted as of the publication of the bank's results for the first quarter of 2004 and until year-end and will take into consideration the bank's capital situation, current regulations and market conditions. The purpose of the repurchase program is to continuously adapt FöreningsSparbanken's capital structure to its current capital needs.

For further information, please contact:
Carl Eric Stålberg, Chairman, phone +46 8 585 912 96
Henrik Kolga, Executive Vice President and Head of Communications, phone +46 708 11 13 15



FöreningsSparbanken's Annual General Meeting 2004:
Dividend set at SEK 5.75 per share

Today's Annual General Meeting (AGM) of FöreningsSparbanken approved a dividend of SEK 5.75 per share. The record date for the dividend was fixed at April 27. The dividend is expected to be paid by VPC (the Swedish Securities Register Center) on April 30, 2004.

The Board of Directors and the President were discharged from liability for the year 2003.

The AGM also resolved to permit the bank, in its securities operations, to continuously acquire its own shares to facilitate such operations. This decision remains effective until the 2005 AGM and means that shares may be acquired at the market price prevailing at the time of such acquisitions. The holding of shares acquired in the bank´s securities operations may at no time exceed 2.5 percent of the total shares in the bank.

It was also resolved by the AGM to authorize the Board of Directors of the bank until the 2005 AGM to decide to acquire and transfer the bank's own shares apart from any acquisitions made in the bank´s securities operations.

The purpose of the authorization is to facilitate the continued adaptation of the bank's capital structure to existing capital needs and to make it possible for the bank to use its own shares as consideration for possible acquisitions of companies or business activities.

According to the authorization, acquisitions may not raise the bank's total holding of its own shares, including shares acquired in the securities operations, to more than ten percent of the total number of the shares in the bank. Acquisitions may only be made on Stockholmsbörsen (the Stockholm Stock Exchange) and only at a price that lies within the interval between the highest buying rate and the lowest selling rate at the time of acquisition.

Transfers of the bank's own shares acquired in accordance with the authorization may be made by way of sale on Stockholmsbörsen at a price that lies within the said interval at the time of transfer. To finance acquisitions of all or parts of companies or business activities, transfers may also be made otherwise than through Stockholmsbörsen, with the right to diverge from the shareholders' preferential rights and at a price equivalent to assessed market value. In such cases, settlement may be made in another form than through cash consideration, such as contribution in kind, set-off of receivables or otherwise with conditions.

Following the AGM, the Board of Directors consists of nine members. The following members were reelected: Bo Forslund, Ulrika Francke, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Marianne Qvick Stoltz, Carl Eric Stålberg, Lennart Sundén and Anders Sundström.

The AGM appointed a Nomination Committee consisting of six members with Thomas Halvorsen, President of the Fourth National Pension Insurance Fund, as Chairman.

At its statutory meeting immediately following the AGM, the Board appointed Carl Eric Stålberg as Chairman, Bo Forslund as First Deputy Chairman, Ulrika Francke as Second Deputy Chairman and Jan Lidén as President and CEO.

For a list of the Board of Directors and Auditors following the AGM, see the attachment.

On FöreningsSparbanken's website, it will be possible to read or via webcast view Carl Eric Stålberg and Jan Lidén's addresses at today's Annual General Meeting. (http://www.foreningssparbanken.se/ir).

For further information, please contact:
Carl Eric Stålberg, Chairman, phone +46-8 585 912 96
Jan Lidén, President and CEO, phone +46-8 585 922 27
Cecilia Hernqvist, Secretary of the Board, phone +46-8 585 913 23
Henrik Kolga, Head of Communications, phone +46-70 811 13 15

Attachment

Board of Directors and Auditors of FöreningsSparbanken AB
Annual General Meeting, April 22, 2004

DIRECTORS ELECTED BY THE ANNUAL GENERAL MEETING
Carl Eric Stålberg, Chairman
Bo Forslund, First Deputy Chairman
Ulrika Francke, Second Deputy Chairman
Thomas Johansson
Göran Johnsson
Birgitta Klasén
Marianne Qvick Stoltz
Lennart Sundén
Anders Sundström

EMPLOYEE REPRESENTATIVES
Gith Bengtsson
Monica Hellström

DEPUTY DIRECTORS ELECTED BY THE EMPLOYEES
Per Ekström
Anna-Karin Holst

AUDITORS ELECTED BY THE ANNUAL GENERAL MEETING
(in 2003 for the period up to the AGM in 2007)

Registered public accounting firms:

Deloitte & Touche AB
with Authorized Public Accountant Jan Palmqvist as Chief Auditor

Ernst & Young AB
with Authorized Public Accountant Torbjörn Hanson as Chief Auditor

Auditor appointed by the Swedish Financial Supervisory Authority

Authorized Public Accountant Ulf Järlebro, BDO Feinstein Revision

---



Issue of primary capital certificates

As of March 26th, 2004, FöreningsSparbanken AB has issued primary capital certificates amounting to GBP 200 million, equivalent to approximately SEK 2.7 billion.

The issue will raise the FöreningsSparbanken financial companies group´s capital adequacy ratio and the primary capital ratio by slightly less than 0.5 percentage points.

For further information, please contact:
Jonas Blomberg, Head of Investor Relations, phone: + 46 8 585 933 22
e-mail: jonas.blomberg@foreningssparbanken.se

Magnus Eriksson, Group Treasury, phone: + 46 8 585 920 91
e-mail: magnus.eriksson@foreningssparbanken.se

The following files are available for download:

